    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 31, 2000


                                                      REGISTRATION NO. 333-47710

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 EXELIXIS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                           8731                          04-3257395
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)        Identification Number)

                                 170 HARBOR WAY
                                  P.O. BOX 511
                     SOUTH SAN FRANCISCO, CALIFORNIA 94083
                                 (650) 837-7000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                            GEORGE A. SCANGOS, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 EXELIXIS, INC.
                                 170 HARBOR WAY
                                  P.O. BOX 511
                     SOUTH SAN FRANCISCO, CALIFORNIA 94083
                                 (650) 837-7000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

             ROBERT L. JONES, ESQ.                            BRIAN G. BOOTH, ESQ.
         SUZANNE SAWOCHKA HOOPER, ESQ.                       THOMAS P. PALMER, ESQ.
              COOLEY GODWARD LLP                                 Tonkon Torp LLP
             Five Palo Alto Square                             1600 Pioneer Tower
              3000 El Camino Real                              888 SW Fifth Avenue
           Palo Alto, CA 94306-2155                          Portland, OR 97204-2099
                (650) 843-5000                                   (503) 221-1440

                            ------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement and satisfaction or waiver of all other conditions to the proposed merger.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

Dear Stockholder,


    You are cordially invited to attend a special meeting of stockholders of Agritope, Inc. to be held on Friday, December 8, 2000 at 9:00 a.m., local time, at the Embassy Suites Hotel, located at 9000 SW Washington Square Road, Tigard, Oregon 97223.


    At Agritope's special meeting of stockholders, you will be asked to consider and vote on an agreement and plan of merger pursuant to which a subsidiary of Exelixis, Inc. will merge with Agritope and Agritope will become a wholly-owned subsidiary of Exelixis.


    If the merger is completed, each outstanding share of Agritope common stock and Series A preferred stock will be converted into the right to receive a fraction of a share of Exelixis common stock. The fractional share amount will be calculated by dividing $14.00 by the average closing price of Exelixis common stock for the 20 trading days ending on, and including, the fifth trading day prior to the closing of the transaction, subject to the issuance of a minimum of
0.28 of a share and a maximum of 0.35 of a share of Exelixis common stock for each outstanding share of Agritope capital stock. Immediately after the merger, former stockholders of Agritope will own approximately 4% of the outstanding shares of Exelixis common stock, and persons who were stockholders of Exelixis immediately before the merger will own approximately 96% of the outstanding shares of Exelixis common stock.


    The Agritope board of directors has concluded that the proposal to adopt the merger agreement is advisable and in the best interests of Agritope and its stockholders and has approved and adopted the merger and the merger agreement. Therefore, the Agritope board of directors recommends that the Agritope stockholders vote in favor of approval of the merger agreement and the transactions contemplated by the merger agreement.

    The prospectus/proxy statement attached to this letter provides you with information about Exelixis, Agritope and the proposed merger. In addition, you may obtain other information about Exelixis and Agritope from documents filed with the Securities and Exchange Commission. We encourage you to read the entire prospectus/proxy statement carefully.

    IF YOU PLAN TO ATTEND THE ANNUAL MEETING, AN ADMISSION TICKET OR PROOF OF OWNERSHIP OF AGRITOPE STOCK MUST BE SHOWN AT THE DOOR. PLEASE CALL GILBERT N. MILLER, SECRETARY OF AGRITOPE, AT (503) 670-7702 TO OBTAIN AN ADMISSION TICKET IF YOU HAVE NOT RECEIVED ONE WITH YOUR PROXY CARD.

    YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IF YOU ARE A HOLDER OF AGRITOPE COMMON STOCK OR SERIES A PREFERRED STOCK PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD TO US.

                                          /s/ Adolph J. Ferro, Ph.D.

                                          Adolph J. Ferro, Ph.D.
                                          President, Chief Executive Officer and
                                            Chairman of the Board
                                          Agritope, Inc.


    FOR A DISCUSSION OF SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING AT THE SPECIAL MEETING, SEE "RISK FACTORS" BEGINNING ON PAGE 15.


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE EXELIXIS COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THE PROSPECTUS/PROXY STATEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    The prospectus/proxy statement is dated October   , 2000, and is first being
mailed to stockholders of Agritope on or about November 2, 2000.

                                 AGRITOPE, INC.
                       16160 S.W. UPPER BOONES FERRY ROAD
                             PORTLAND, OREGON 97224

                           --------------------------


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON DECEMBER 8, 2000


                           --------------------------

To the stockholders of Agritope, Inc.:


    A special meeting of stockholders of Agritope, Inc., a Delaware corporation, will be held on Friday, December 8, 2000 at 9:00 a.m., local time, at the Embassy Suites Hotel, located at 9000 SW Washington Square Road, Tigard, Oregon 97223, for the following purposes:


    1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of September 7, 2000, among Exelixis, Inc., Athens Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Exelixis, and Agritope, Inc.; and

    2. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.


    The Agritope board of directors has fixed the close of business on October 24, 2000 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Agritope common stock and Agritope Series A preferred stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Agritope had outstanding and entitled to vote 4,176,999 shares of common stock and 714,285 shares of Series A preferred stock. Holders of Agritope common stock and Series A preferred stock may be entitled to appraisal rights under the Delaware General Corporation Law.


    YOUR VOTE IS IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF AGRITOPE COMMON STOCK AND SERIES A PREFERRED STOCK AS OF THE RECORD DATE, VOTING TOGETHER AS A SINGLE CLASS, IS REQUIRED FOR ADOPTION OF THE MERGER AGREEMENT. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY AND THUS ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING. IF YOU SIGN, DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WISH TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT. IF YOU FAIL TO RETURN YOUR AGRITOPE PROXY CARD, THE EFFECT WILL BE THAT YOUR SHARES WILL NOT BE COUNTED FOR PURPOSES OF DETERMINING WHETHER A QUORUM IS PRESENT AT THE AGRITOPE SPECIAL MEETING, AND IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER. IF YOU DO ATTEND THE SPECIAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                                          By order of the Board of Directors,

                                          /s/ Adolph J. Ferro, Ph.D.

                                          Adolph J. Ferro, Ph.D.
                                          President, Chief Executive Officer and
                                            Chairman of the Board
                                          Agritope, Inc.


Portland, Oregon
November 2, 2000


    AGRITOPE'S BOARD OF DIRECTORS RECOMMENDS THAT AGRITOPE STOCKHOLDERS VOTE "IN FAVOR" OF APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

                               TABLE OF CONTENTS


                                                              PAGE NO.
                                                              --------
QUESTIONS AND ANSWERS ABOUT THE MERGER......................      1
SUMMARY.....................................................      3
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND DATA........      8
EXELIXIS, INC. SELECTED HISTORICAL FINANCIAL INFORMATION....     10
AGRITOPE, INC. SELECTED HISTORICAL CONSOLIDATED FINANCIAL
  INFORMATION...............................................     11
SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL
  INFORMATION...............................................     12
COMPARATIVE PER SHARE DATA..................................     14
RISK FACTORS................................................     15
  Risks Relating to the Merger..............................     15
  Risks Relating to Exelixis................................     17
  Risks Relating to Agritope................................     26
THE SPECIAL MEETING OF AGRITOPE STOCKHOLDERS................     31
  Date, Time and Place......................................     31
  Purpose of the Special Meeting............................     31
  Recommendation of the Agritope Board of Directors.........     31
  Record Date and Voting Power..............................     31
  Voting and Revocation of Proxies..........................     31
  Admission Ticket..........................................     32
  Required Vote.............................................     32
  Solicitation of Proxies...................................     32
  Other Matters.............................................     32
THE MERGER..................................................     33
  General...................................................     33
  General Description of the Merger.........................     33
  Background................................................     33
  Reasons for the Merger....................................     36
  Exelixis' Reasons for the Merger..........................     36
  Agritope's Reasons for the Merger.........................     38
  Opinion of Agritope's Financial Advisor...................     39
  Interests of Agritope's Officers and Directors in the
    Merger..................................................     44
  Material Federal Income Tax Consequences..................     45
  Anticipated Accounting Treatment..........................     48
  Governmental Approvals....................................     48
  Restrictions on Resales by Affiliates.....................     48
  Appraisal Rights of Dissenting Agritope Stockholders......     48
CERTAIN TERMS OF THE MERGER AGREEMENT.......................     49
  The Merger................................................     49
  Effective Time of the Merger..............................     49
  Manner and Basis of Converting Shares.....................     49
  Agritope Stock Options and Warrants.......................     50
  Agritope Employee Stock Purchase Plan.....................     51
  Continuation of Benefits..................................     51
  Representations and Warranties............................     51
  Covenants; Conduct of Business Prior to the Merger........     51

                                                              PAGE NO.
                                                              --------
  Limitation on Considering Other Acquisition Proposals.....     55
  Conditions to the Merger..................................     56
  Termination of the Merger Agreement.......................     59
  Expenses and Termination Fees.............................     60
VOTING AGREEMENT............................................     62
INFORMATION RELATING TO EXELIXIS............................     63
  EXELIXIS' BUSINESS........................................     63
  EXELIXIS, INC. SELECTED HISTORICAL FINANCIAL
    INFORMATION.............................................     77
  EXELIXIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS.....................     78
  EXELIXIS MANAGEMENT.......................................     83
    Executive Officers and Directors........................     83
    Scientific Advisory Board...............................     86
    Board Composition.......................................     86
    Board Committees........................................     87
    Compensation Committee Interlocks and Insider
     Participation..........................................     87
    Director Compensation...................................     87
    Executive Compensation..................................     88
    Option Grants in Fiscal Year 1999.......................     88
    Aggregate Option Exercises in Fiscal Year 1999..........     90
    Limitations of Liability and Indemnification Matters....     90
    Change in Control Arrangements and Employment
     Agreements.............................................     91
  CERTAIN TRANSACTIONS OF EXELIXIS..........................     92
  SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF
    EXELIXIS................................................     94
INFORMATION RELATING TO AGRITOPE............................     97
  AGRITOPE'S BUSINESS.......................................     97
  AGRITOPE, INC. SELECTED HISTORICAL CONSOLIDATED FINANCIAL
    INFORMATION.............................................    108
  AGRITOPE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS.....................    109
  AGRITOPE MANAGEMENT.......................................    115
    Executive Officers and Directors........................    115
    Board Committees........................................    117
    Director Compensation...................................    118
    Executive Compensation..................................    118
    Option Grants in Fiscal Year 1999.......................    120
    Aggregate Option Exercises in Fiscal Year 1999..........    120
    Limitations of Liability and Indemnification Matters....    120
    Change in Control Arrangements and Employment
     Agreements.............................................    121
  CERTAIN TRANSACTIONS OF AGRITOPE..........................    122
  SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF
    AGRITOPE................................................    123
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS................................................    125
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS................................................    129
DESCRIPTION OF EXELIXIS CAPITAL STOCK.......................    133
COMPARISON OF STOCKHOLDERS' RIGHTS..........................    136
LEGAL MATTERS...............................................    140

                                                              PAGE NO.
                                                              --------
EXPERTS.....................................................    140
AGRITOPE STOCKHOLDER PROPOSALS..............................    140
WHERE YOU CAN FIND MORE INFORMATION.........................    140
INDEX TO FINANCIAL STATEMENTS...............................    F-1

ANNEXES:
Annex A                 Agreement and Plan of Merger and Reorganization.............  A-1
Annex B                 Form of Voting Agreement....................................  B-1
                        Opinion of Prudential Securities Incorporated, Agritope's
Annex C                   financial advisor.........................................  C-1
Annex D                 Section 262 of the Delaware General Corporation Law.........  D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


          1.               Q:      WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

                           A:      Exelixis and Agritope are proposing to merge because we
                                   believe the combination will lead to a number of benefits, including the increased ability of the combined company to rapidly develop complementary technologies and capabilities to become a leader in plant genomics, to compete more
                                   effectively in the increasingly competitive and rapidly
                                   changing market and to leverage its infrastructure and
                                   technology to create additional corporate collaborations.

          2.               Q:      AS AN AGRITOPE STOCKHOLDER, WHAT WILL I RECEIVE IN THE
                                   MERGER?

                           A:      Unless you properly exercise your appraisal rights, as a
                                   result of the merger you will receive a fraction of a share of Exelixis common stock in exchange for each share of
                                   Agritope common stock and Series A preferred stock that you own. The fractional share amount will be calculated by
                                   dividing $14.00 by the average closing price of Exelixis
                                   common stock for the 20 trading days ending on, and
                                   including, the fifth trading day prior to the closing of the merger, subject to the issuance of a minimum of 0.28 of a
                                   share and a maximum of 0.35 of a share of Exelixis common
                                   stock for each outstanding share of Agritope capital stock, rounded down to the nearest whole share. For example, at an average closing price for Exelixis common stock of $25 per share, if you own 100 shares of Agritope common stock, you would receive 35 shares of Exelixis common stock, based on a
                                   0.35 exchange ratio, in exchange for your Agritope shares.
                                   The maximum and minimum fraction of a share of Exelixis
                                   common stock to be issued for each share of Agritope capital stock are fixed and will not be adjusted based upon changes in the value of Exelixis common stock below $40.00 or above
                                   $50.00. No fractional shares of Exelixis common stock will be issued, and you will receive cash in lieu of any
                                   fractional share of Exelixis common stock that you would
                                   otherwise be entitled to receive. The value of the Exelixis shares you will receive in the merger will not be known
                                   until five days before the closing of the merger and may
                                   change as the market price of Exelixis common stock goes up or down prior to that time. We encourage you to obtain
                                   current market quotations of Agritope and Exelixis common
                                   stock.

          3.               Q:      WHAT DO I NEED TO DO NOW?

                           A:      We urge you to read this prospectus/proxy statement
                                   carefully, including its annexes, and to consider how the
                                   merger will affect you. If you are an Agritope stockholder, just mail your signed proxy card in the enclosed return
                                   envelope as soon as possible so that your shares can be
                                   voted at the special meeting of Agritope stockholders.

          4.               Q:      WHAT HAPPENS IF I DO NOT RETURN A PROXY CARD?

                           A:      If you are an Agritope stockholder, the failure to return
                                   your proxy card will have the same effect as voting against the merger.

          5.               Q:      MAY I VOTE IN PERSON?

                           A:      Yes. You may attend the special meeting of Agritope
                                   stockholders and vote your shares in person, rather than
                                   signing and returning your proxy card.

          6.               Q:      MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY
                                   CARD?

                           A:      Yes. You may change your vote at any time before your proxy card is voted at the Agritope special meeting. You can do
                                   this in one of three ways. First, you can send a written,
                                   dated notice stating that you would like to revoke your
                                   proxy. Second, you can complete, date and submit a new proxy card. Third, you can attend the meeting and vote in person.
                                   Your attendance alone will not revoke your proxy. If you
                                   have instructed a broker to vote your shares, you must
                                   follow directions received from your broker to change those instructions.

          7.               Q:      IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY
                                   BROKER VOTE MY SHARES FOR ME?

                           A:      No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to
                                   vote your shares, following the procedure provided by your broker.

          8.               Q:      SHOULD I SEND IN MY AGRITOPE STOCK CERTIFICATES NOW?

                           A:      No. If you are an Agritope stockholder, after the merger is completed, you will receive written instructions for
                                   exchanging your shares of Agritope common stock and
                                   Series A preferred stock for shares of Exelixis common
                                   stock. You will also receive a cash payment for any
                                   fractional share.

          9.               Q:      AM I ENTITLED TO APPRAISAL RIGHTS?

                           A:      Yes. Appraisal rights allow Agritope stockholders to receive the fair value of their shares of Agritope common stock and
                                   Series A preferred stock in cash in lieu of Exelixis common stock. To exercise appraisal rights, you must (1) notify
                                   Agritope of your intent to exercise appraisal rights and
                                   demand the appraisal of your shares, (2) effect no change in your ownership in Agritope and (3) refrain from voting in
                                   favor of the merger. For a more detailed description of the procedures Agritope stockholders must follow to properly
                                   exercise their appraisal rights, see "The Merger--Appraisal
                                   Rights of Dissenting Agritope Stockholders" on page 48. You should also read carefully the full text of the requirements of Delaware law to exercise appraisal rights, which is
                                   attached as Annex D.

         10.               Q:      WHO CAN HELP ANSWER MY QUESTIONS?

                           A:      Agritope stockholders who would like additional copies,
                                   without charge, of this prospectus/ proxy statement or have questions about the merger, including the procedures for
                                   voting Agritope shares, should contact:

                                   AGRITOPE, INC.
                                   Attn: Chief Financial Officer
                                   16160 S.W. Upper Boones Ferry Road
                                   Portland, OR 97224
                                   Telephone: (503) 670-7702

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS/PROXY STATEMENT AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ CAREFULLY THIS ENTIRE PROSPECTUS/PROXY STATEMENT AND THE DOCUMENTS WE REFER TO FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE MERGER. THE MERGER AGREEMENT IS ATTACHED AS ANNEX A TO THIS PROSPECTUS/PROXY STATEMENT. WE ENCOURAGE YOU TO READ THE MERGER AGREEMENT AS IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER. WE HAVE INCLUDED PAGE REFERENCES IN PARENTHESES TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF THE TOPICS PRESENTED IN THIS SUMMARY.

FORWARD-LOOKING INFORMATION

    CERTAIN OF THE INFORMATION RELATING TO EXELIXIS, AGRITOPE AND THE COMBINED COMPANY CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IS FORWARD-LOOKING IN NATURE. ALL STATEMENTS INCLUDED IN THIS PROSPECTUS/PROXY STATEMENT OR MADE BY MANAGEMENT OF EXELIXIS OR AGRITOPE OTHER THAN STATEMENTS OF HISTORICAL FACT REGARDING EXELIXIS, AGRITOPE OR THE COMBINED COMPANY ARE FORWARD-LOOKING STATEMENTS. EXAMPLES OF FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING EXELIXIS', AGRITOPE'S OR THE COMBINED COMPANY'S FUTURE FINANCIAL RESULTS, OPERATING RESULTS, PRODUCT SUCCESSES, BUSINESS STRATEGIES, PROJECTED COSTS, FUTURE PRODUCTS, COMPETITIVE POSITIONS AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY, SUCH AS "MAY," "WILL," "SHOULD," "WOULD," "EXPECTS," "PLANS," "ANTICIPATES," "BELIEVES," "ESTIMATES," "PREDICTS," "POTENTIAL" OR "CONTINUE" OR THE NEGATIVE OF THESE TERMS OR OTHER COMPARABLE TERMINOLOGY. ANY EXPECTATIONS BASED ON THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES AND OTHER IMPORTANT FACTORS, INCLUDING THOSE DISCUSSED IN THE RISK FACTORS SECTION OF THIS PROSPECTUS/PROXY STATEMENT. THESE AND MANY OTHER FACTORS COULD AFFECT THE FUTURE FINANCIAL AND OPERATING RESULTS OF EXELIXIS, AGRITOPE OR THE COMBINED COMPANY. THESE FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTATIONS BASED ON FORWARD-LOOKING STATEMENTS MADE IN THIS DOCUMENT OR ELSEWHERE BY OR ON BEHALF OF EXELIXIS, AGRITOPE OR THE COMBINED COMPANY.

THE COMPANIES (PAGE 63, PAGE 97)

EXELIXIS, INC.
170 Harbor Way
South San Francisco, CA 94080
(650) 837-7000

    Exelixis is a leader in the fields of model system genetics and comparative genomics. These fields involve the systematic study of simple organisms, such as fruit flies, nematodes, mice, zebrafish and simple plants, to rapidly and efficiently determine gene function and establish its commercial utility in humans and other commercially important biological systems. Exelixis' proprietary technologies provide a rapid, efficient and cost-effective way to move beyond DNA sequence data to understand the function of genes and the proteins that they encode. Exelixis believes these proprietary technologies will have commercial value for all industries whose products can be enhanced by an understanding of DNA or proteins, including the pharmaceutical, agrochemical, agricultural, diagnostic and biotechnology industries. Exelixis has partnerships with Bayer, Pharmacia Corporation, Bristol-Myers Squibb and Dow AgroSciences and is building its internal development program in the area of oncology. Exelixis common stock is listed on the Nasdaq National Market under the symbol "EXEL."

AGRITOPE, INC.
16160 S.W. Upper Boones Ferry Road
Portland, OR 97224
(503) 670-7702

    Agritope is an Oregon-based agricultural biotechnology company that develops improved plant products and provides technology to the agricultural industry. Agrinomics LLC, its joint venture with Aventis CropScience, S.A., conducts a gene discovery program, which is directed at finding and determining the function of plant genes. In July 2000, Agritope announced the development of a new technology platform called MetaGene for the creation of novel plant varieties containing increased levels of naturally occurring phytochemicals, called nutraceuticals. The technology developed or acquired by Agritope includes a variety of genes, promoters and enabling technologies. Agritope utilizes its patented ethylene control technology to develop a wide variety of fruits and vegetables that are resistant to the decaying effects of ethylene. Agritope has also acquired rights to certain proprietary genes from the Salk Institute for Biological Studies, which Agritope believes may have the potential to confer disease resistance, enhance crop yield, control flowering and enhance gene expression in plants. Agritope consists of two segments:
Agritope Research and Development and a majority-owned subsidiary, Vinifera, Inc. Vinifera propagates and markets grapevines to the U.S. premium wine grape production industry. Agritope common stock is listed on the Nasdaq SmallCap Market under the symbol "AGTO."

MERGER CONSIDERATION; EXCHANGE RATIO (PAGE 49)

    If you are an Agritope stockholder, you will receive a fraction of a share of Exelixis common stock for each share of Agritope common stock and Series A preferred stock that you own. The fractional share amount, or the exchange ratio, will be calculated by dividing $14.00 by the average closing price of Exelixis common stock, as reported on the Nasdaq National Market, for the 20 trading days ending on, and including, the fifth trading day before the closing of the merger. However, in the event that the Exelixis average closing price is less than or equal to $40.00, then the exchange ratio will be fixed at 0.35, and in the event that the Exelixis average closing price is greater than or equal to $50.00, then the exchange ratio will be fixed at 0.28. The actual number of whole shares of Exelixis common stock that you will receive in the merger will be equal to the exchange ratio multiplied by the number of shares of Agritope capital stock that you own at the effective time of the merger. No fractional shares of Exelixis common stock will be issued, and you will receive cash in lieu of any fractional share of Exelixis common stock that you would otherwise be entitled to receive.

    Neither Agritope nor Exelixis has the right to terminate the merger agreement or renegotiate the exchange ratio as a result of market price fluctuations. We encourage you to obtain current market quotations of Agritope and Exelixis common stock.

COMPARATIVE PER SHARE MARKET PRICE DATA (PAGE 8)


    On September 7, 2000, the last full trading day prior to the public announcement of the proposed merger, Exelixis common stock closed at $45.81 per share and Agritope common stock closed at $6.53 per share. On October 27, 2000, Exelixis common stock closed at $22.44 per share, and Agritope common stock closed at $7.38 per share. Following the consummation of the merger, Agritope common stock will cease to be listed on Nasdaq.


TAX MATTERS (PAGE 45)

    The exchange of shares of Agritope capital stock for shares of Exelixis common stock in the merger is intended to be tax-free to Agritope stockholders for federal income tax purposes. Any cash received for any fractional share, however, will result in the recognition of gain or loss as if you sold your fractional share. Your tax basis in the shares of Exelixis common stock that you receive in the merger will equal your current tax basis in your Agritope common stock or Series A preferred stock (reduced by the basis allocable to any fractional share interest for which you receive cash).

    TAX MATTERS CAN BE COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR TO FULLY UNDERSTAND THE TAX CONSEQUENCES OF THE MERGER TO YOU.

REASONS FOR THE MERGER

    EXELIXIS (PAGE 36). The Exelixis board of directors approved the merger based on a number of factors, including the board's belief as to the following:

    - the ability of the combined company to rapidly develop complementary technologies and capabilities to become a leader in plant genomics;

    - the ability of the combined company to access licenses to important intellectual property necessary for plant transformation and gene expression in plants, a well-developed and experienced infrastructure and expertise in a broad range of important plant model systems;

    - the opportunity for the combined company to compete more effectively in the increasingly competitive and rapidly changing market; and

    - the opportunity for the combined company to leverage its infrastructure and technology to create additional corporate collaborations.


    AGRITOPE (PAGE 38). On September 7, 2000, the Agritope board of directors approved the merger based on a number of factors, including the following:


    - the expected benefits to Agritope stockholders by permitting them as a result of the transaction to own shares in a larger, better financed and more widely-followed public company, with increased trading liquidity for their investment;


    - the fact that the value of the shares of Exelixis common stock that Agritope stockholders will receive in the merger, as calculated on the date the merger agreement was signed, represented a premium of approximately 146% over the average of the closing market prices of Agritope common stock for the 20 days prior to the execution of the merger agreement;


    - the relatively limited ability of Agritope to attract capital, and the extensive management time required to be devoted to such activities, resulting in limited financial flexibility for Agritope;

    - the risks posed to stockholders by continuing as an independent company due to the extended period before Agritope's technology can realize the returns expected of it;

    - access to greater financial, technological and human resources to further Agritope's research programs and complete the commercialization of products; and

    - the opportunity to fund Agritope's continuing research programs at a higher level.


    On October 25, 2000, the Agritope board of directors confirmed its approval of the merger based on a number of factors, including the factors set forth above, as well as current market conditions, Agritope's financial condition and prospects, and the fairness opinion of its financial advisor.


RECOMMENDATION OF THE AGRITOPE BOARD OF DIRECTORS (PAGE 31)

    The Agritope board of directors has determined that the merger with Exelixis is advisable and in the best interests of Agritope and its stockholders and has approved and adopted the merger and the merger agreement and recommends that the stockholders vote "IN FAVOR" of approval of the merger agreement and the transactions contemplated by the merger agreement.


OPINION OF AGRITOPE'S FINANCIAL ADVISOR (PAGE 39)



    In deciding to approve the merger, one of the factors that the Agritope board of directors considered was the opinion of its financial advisor, Prudential Securities Incorporated, based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, that, as of September 7, 2000, the consideration to be received by the holders of Agritope common stock pursuant to the merger agreement was fair to the holders of Agritope common stock from a financial point of view. Prudential Securities updated the original opinion by delivery of an oral opinion to the Agritope board of directors at a meeting held on October 25, 2000, which opinion was confirmed in writing. The full text of the updated opinion describes the basis for the opinion of Prudential Securities and is attached as Annex C to this prospectus/proxy statement. AGRITOPE URGES YOU TO READ THE ENTIRE UPDATED OPINION CAREFULLY.


THE SPECIAL MEETING OF AGRITOPE STOCKHOLDERS (PAGE 31)


    DATE, TIME AND PLACE. A special meeting of the stockholders of Agritope will be held on Friday, December 8, 2000 at 9:00 a.m., local time, at the Embassy Suites Hotel, located at 9000 SW Washington Square Road, Tigard, Oregon 97223, to adopt the merger agreement.



    RECORD DATE AND VOTING POWER. You are entitled to vote at the special meeting if you owned shares of Agritope common stock or Series A preferred stock at the close of business on October 24, 2000, the record date for the special meeting. You will have one vote at the special meeting for each share of Agritope common stock and Series A preferred stock you owned at the close of business on the record date. There are 4,176,999 shares of Agritope common stock and 714,285 shares of Agritope Series A preferred stock entitled to be voted at the special meeting.


    AGRITOPE REQUIRED VOTE. The adoption of the merger agreement requires the affirmative vote of a majority of the shares of Agritope common stock and Series A preferred stock outstanding at the close of business on the record date, voting together as a single class.


    SHARE OWNERSHIP OF MANAGEMENT. The directors and executive officers of Agritope and their affiliates own approximately 5.7% of the shares entitled to vote at the special meeting. All of the directors and executive officers of Agritope, except Pierre Lefebvre who does not own and disclaims beneficial ownership of any voting shares of Agritope capital stock, have agreed to vote their shares in favor of adoption of the merger agreement.


INTERESTS OF AGRITOPE'S OFFICERS AND DIRECTORS IN THE MERGER (PAGE 44)

    When considering the recommendation by the Agritope board of directors, you should be aware that a number of Agritope's officers and directors have interests in the merger that are different from other Agritope stockholders.

LIMITATION ON CONSIDERING OTHER ACQUISITION PROPOSALS (PAGE 55)

    Agritope has agreed not to consider a business combination or other similar transaction with another party while the merger is pending unless the other party has made an unsolicited proposal to the Agritope board of directors for a transaction more favorable to its stockholders from a financial point of view.

CONDITIONS TO THE MERGER (PAGE 56)

    The obligations of both Exelixis and Agritope to complete the merger are subject to the satisfaction of certain conditions.

TERMINATION OF THE MERGER AGREEMENT (PAGE 59)

    Exelixis and Agritope can terminate the merger agreement under certain conditions.

EXPENSES AND TERMINATION FEES (PAGE 60)

    The merger agreement provides that regardless of whether the merger agreement is consummated, all expenses incurred by the parties shall be borne by the party incurring such expenses, except in limited, expressly defined instances where the expenses are to be shared.

    The merger agreement requires, however, that Agritope pay Exelixis a termination fee of $3.6 million if, among other things:

    - Agritope or Exelixis terminates the merger agreement because the merger has not been consummated by February 28, 2001 and at or prior to the time of such termination, another acquisition proposal from a third party has been disclosed, announced, commenced, submitted or made;

    - Agritope or Exelixis terminates the merger agreement because the special meeting of Agritope stockholders was held and the Agritope stockholders failed to adopt the merger agreement and at or prior to the time of such termination, another acquisition proposal from a third party has been disclosed, announced, commenced, submitted or made; or

    - the merger agreement is terminated by Exelixis pursuant to a number of "triggering events," as that phrase is defined in the merger agreement, which include, but are not limited to, (1) a failure of the Agritope board of directors to recommend the adoption of the merger agreement, or the Agritope board of directors' withdrawal or modification of their recommendation to adopt the merger agreement, (2) Agritope's failure to include a recommendation that the Agritope stockholders adopt the merger agreement in the prospectus/proxy statement and (3) the Agritope board of directors' approval, endorsement or recommendation of another acquisition proposal.


ANTICIPATED ACCOUNTING TREATMENT (PAGE 48)


    The merger is expected to be accounted for as a "purchase" for financial reporting purposes.


GOVERNMENTAL APPROVALS (PAGE 48)


    Transactions such as the merger are subject to review by the Department of Justice and the Federal Trade Commission, or the FTC, to determine whether they comply with applicable antitrust laws. Under the provisions of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, the merger may not be consummated until the specified waiting period requirements of the HSR Act have been satisfied. Exelixis and Agritope filed premerger notification reports, together with requests for early termination of the waiting period, with the Department of Justice and the FTC under the HSR Act on September 21, 2000, and the waiting period terminated on October 2, 2000.

APPRAISAL RIGHTS OF DISSENTING AGRITOPE STOCKHOLDERS (PAGE 48)

    Agritope stockholders will be entitled to appraisal rights in certain circumstances.

              COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND DATA

    Since April 11, 2000, Exelixis common stock has been listed on the Nasdaq National Market under the symbol "EXEL." Since December 29, 1997, Agritope common stock has been listed on the Nasdaq SmallCap Market under the symbol "AGTO." The table below sets forth, for the periods indicated, the range of high and low closing per share sales prices for Exelixis common stock and Agritope common stock as reported on the Nasdaq National Market and Nasdaq SmallCap Market, respectively.


                                                                        EXELIXIS                            AGRITOPE
                                                                      COMMON STOCK                        COMMON STOCK
                                                            ---------------------------------   --------------------------------
                                                                  LOW              HIGH              LOW              HIGH
                                                            ---------------   ---------------   --------------   ---------------
CALENDAR YEAR ENDED DECEMBER 31, 1998
  First quarter...........................................  $            --   $            --   $         4.50   $          8.00
  Second quarter..........................................               --                --             3.13              4.75
  Third quarter...........................................               --                --             1.38              4.25
  Fourth quarter..........................................               --                --             0.88              2.00
CALENDAR YEAR ENDED DECEMBER 31, 1999
  First quarter...........................................               --                --             1.38              3.13
  Second quarter..........................................               --                --             1.25              3.50
  Third quarter...........................................               --                --             2.00              4.13
  Fourth quarter..........................................               --                --             0.94              2.13
CALENDAR YEAR ENDING DECEMBER 31, 2000
  First quarter...........................................               --                --             1.06              8.00
  Second quarter (for Exelixis from April 11, 2000).......            14.00             35.25             2.39              6.38
  Third quarter...........................................            31.38             49.25             5.19             11.00
  Fourth quarter (through October 27, 2000)...............            20.13             32.94             5.50             10.00



    As of the record date there were approximately 343 record holders of Exelixis common stock. As of the record date, there were approximately 755 record holders of Agritope common stock and two record holders of Agritope Series A preferred stock. Neither Exelixis nor Agritope has ever paid cash dividends on their respective common stock. Exelixis and Agritope intend to retain earnings, if any, to support the development of their respective businesses, and neither anticipates paying cash dividends for the foreseeable future. Following the merger, Exelixis common stock will continue to be listed on the Nasdaq National Market, Agritope common stock will cease to be listed on Nasdaq and there will be no further market for Agritope common stock.

    The following table sets forth the closing per share sale prices of Exelixis common stock and Agritope common stock as reported on the Nasdaq National Market and the Nasdaq SmallCap Market, respectively, and the estimated equivalent per share price (as explained below) of Agritope common stock on September 7, 2000, the last full trading day before the public announcement of the proposed merger, and on October 27, 2000, the latest practicable trading day before the printing of this prospectus/proxy statement:



                                                                ESTIMATED EQUIVALENT
                                    EXELIXIS       AGRITOPE           AGRITOPE
                                  COMMON STOCK   COMMON STOCK     PER SHARE PRICE
                                  ------------   ------------   --------------------
September 7, 2000...............     $45.81         $6.53              $14.00
October 27, 2000................      22.44          7.38                7.85



    The estimated equivalent per share price of Agritope common stock equals the exchange ratio multiplied by the price of a share of Exelixis common stock. You may use this calculation to determine what your shares of Agritope capital stock will be worth if the merger is completed. The exchange ratio will be calculated by dividing $14.00 by the average closing price of Exelixis common stock as reported on the Nasdaq National Market for the 20 trading days ending on, and including, the fifth trading day immediately preceding the closing date of the merger. However, if the Exelixis average closing price is equal to or less than $40.00, then the exchange ratio shall be fixed at 0.35, and if the Exelixis average closing price is equal to or greater than $50.00, then the exchange ratio shall be fixed at 0.28. If the merger had occurred on October 27, 2000 and the average closing price of Exelixis common stock for the preceding 20 trading days was equal to the $22.44 closing price of Exelixis common stock on such date, you would have received a fraction of a share of Exelixis common stock worth $7.85 for each share of Agritope capital stock you owned. The actual equivalent per share price of a share of Agritope capital stock that you will receive if the merger closes may be different from this price because the per share price of Exelixis common stock on the Nasdaq National Market fluctuates continuously.

                                 EXELIXIS, INC.
                   SELECTED HISTORICAL FINANCIAL INFORMATION

    The following selected historical financial data should be read in conjunction with "Exelixis Management's Discussion and Analysis of Financial Condition and Results of Operations" and Exelixis' financial statements and related notes included elsewhere in this prospectus/proxy statement. Information as of December 31, 1995, 1996, 1997, 1998 and 1999 and for the years then ended has been derived from audited financial statements. The information as of June 30, 2000 and the six-month periods ended June 30, 1999 and 2000 has been derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.

                                      SIX MONTHS ENDED
                                          JUNE 30,                       YEAR ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       2000       1999       1999       1998       1997       1996       1995
                                     --------   --------   --------   --------   --------   --------   --------
                                         (UNAUDITED)           (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
STATEMENT OF OPERATIONS DATA:
License revenues...................  $  1,864   $   437    $  1,046   $    139   $     --   $    --    $    --
Contract revenues..................     9,703     3,138       9,464      2,133         --        --         --
                                     --------   -------    --------   --------   --------   -------    -------
      Total revenues...............    11,567     3,575      10,510      2,272         --        --         --
                                     --------   -------    --------   --------   --------   -------    -------
Operating expenses:
  Research and development.........    22,299     7,284      21,653     12,096      8,223     4,120      1,890
  General and administrative.......     9,216     3,412       7,624      5,472      3,743     1,475      1,096
                                     --------   -------    --------   --------   --------   -------    -------
      Total operating expenses.....    31,515    10,696      29,277     17,568     11,966     5,595      2,986
                                     --------   -------    --------   --------   --------   -------    -------
Loss from operations...............   (19,948)   (7,121)    (18,767)   (15,296)   (11,966)   (5,595)    (2,986)
Interest income (expense), net.....    (1,688)       66          46        (50)       470       284         33
                                     --------   -------    --------   --------   --------   -------    -------
Loss before equity in net loss of
  affiliated company...............   (18,260)   (7,055)    (18,721)   (15,346)   (11,496)   (5,311)    (2,953)
Equity in net loss of affiliated
  company..........................        --        --          --       (320)        --        --         --
                                     --------   -------    --------   --------   --------   -------    -------
Net loss...........................  $(18,260)  $(7,055)   $(18,721)  $(15,666)  $(11,496)  $(5,311)   $(2,953)
                                     ========   =======    ========   ========   ========   =======    =======
Basic and diluted net loss per
  share............................  $  (0.90)  $ (2.04)   $  (4.60)  $  (7.88)  $  (9.97)  $ (4.50)   $ (2.54)
Shares used in computing basic and
  diluted net loss per share.......    20,263     3,460       4,068      1,988      1,154     1,180      1,164

                                                                              DECEMBER 31,
                                             JUNE 30,     ----------------------------------------------------
                                               2000         1999       1998       1997       1996       1995
                                            -----------   --------   --------   --------   --------   --------
                                            (UNAUDITED)                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.............................   $126,039     $  6,904   $  2,058   $  9,715   $ 8,086    $   345
Working capital...........................    115,101         (672)       182      7,619     6,686        (57)
Total assets..............................    146,887       18,901      8,981     15,349     9,747      1,224
Long-term obligations, less current
  portion.................................     10,124       11,132      2,556      1,759     1,104        592
Deferred stock compensation...............    (16,063)     (14,167)    (1,803)      (102)      (59)       (47)
Accumulated deficit.......................    (72,987)     (54,727)   (36,006)   (20,340)   (8,844)    (2,953)
Total stockholders' equity (deficit)......    113,132      (49,605)   (35,065)   (20,364)   (8,853)       166

                                 AGRITOPE, INC.
             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

    The following summary historical consolidated financial data should be read in conjunction with "Agritope Management's Discussion and Analysis of Financial Condition and Results of Operations" and Agritope's consolidated financial statements and related notes included elsewhere in this prospectus/proxy statement. Information as of September 30, 1995, 1996, 1997, 1998 and 1999 and for the years then ended has been derived from audited financial statements. The information as of June 30, 2000 and the nine-month periods ended June 30, 1999 and 2000 has been derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.

                                            NINE MONTHS
                                               ENDED
                                             JUNE 30,                        YEAR ENDED SEPTEMBER 30,
                                        -------------------   ------------------------------------------------------
                                          2000       1999       1999       1998       1997       1996     1995(1)(3)
                                        --------   --------   --------   --------   --------   --------   ----------
                                            (UNAUDITED)            (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
STATEMENT OF OPERATIONS DATA:
Product revenues......................  $ 2,831    $ 1,560    $ 2,503    $ 2,575    $ 1,436    $    --     $ 2,015
Contract revenues.....................    2,266        628      1,048        225        115        585          95
                                        -------    -------    -------    -------    -------    -------     -------
    Total revenues....................    5,097      2,188      3,551      2,800      1,551        585       2,110
                                        -------    -------    -------    -------    -------    -------     -------
Operating expenses:
  Product costs.......................    2,663      1,540      2,334      3,414      1,326         --       3,236
  Research and development............    3,165      2,266      3,105      2,471      1,682      1,339       2,205
  General and administrative..........    2,725      2,729      3,685      3,139      3,081      1,482       4,479
                                        -------    -------    -------    -------    -------    -------     -------
    Total operating expenses..........    8,553      6,535      9,124      9,024      6,089      2,821       9,920
                                        -------    -------    -------    -------    -------    -------     -------
Loss from operations..................   (3,456)    (4,347)    (5,573)    (6,224)    (4,538)    (2,236)     (7,810)
Other income (expense), net(2)........      117        267        537         98     (4,427)      (265)       (235)
                                        -------    -------    -------    -------    -------    -------     -------
Loss before minority interest in loss
  of subsidiary.......................   (3,339)    (4,080)    (5,036)    (6,126)    (8,965)    (2,501)     (8,045)
Minority interest in loss of
  subsidiary..........................      298        245        360        882        274         --          --
                                        -------    -------    -------    -------    -------    -------     -------
Net loss..............................  $(3,041)   $(3,834)   $(4,676)   $(5,244)   $(8,691)   $(2,501)    $(8,045)
                                        =======    =======    =======    =======    =======    =======     =======
Basic and diluted net loss per
  share(4)............................  $ (0.74)   $ (0.94)   $ (1.15)   $ (1.42)   $ (3.23)   $ (0.93)    $ (2.99)
Shares used in computing basic and
  diluted net loss per share(4).......    4,107      4,059      4,061      3,705      2,691      2,691       2,691

                                                                           SEPTEMBER 30,
                                           JUNE 30,     ----------------------------------------------------
                                             2000         1999       1998       1997       1996       1995
                                          -----------   --------   --------   --------   --------   --------
                                          (UNAUDITED)                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........................   $  3,360     $  5,786   $  6,884   $  1,659   $ (3,163)  $    846
Total assets............................     13,402       15,471     14,390      7,285      5,670      4,067
Revolving line of credit................      1,484        1,463         --         --         --         --
Long-term obligations, less current
  portion...............................          3            5         10         15         --         22
Convertible notes due 1997..............         --           --         --         --      3,620      3,620
Accumulated deficit.....................    (54,135)     (51,094)   (46,419)   (41,175)   (32,485)   (29,983)
Total stockholders' equity..............      6,683        9,323     11,010      4,763      1,008         75

--------------------------
(1) Data for 1995 includes revenues of $2.0 million and operating losses of $3.8 million attributable to business units, which were divested.
(2) Includes non-cash charges in 1997 of $2.3 million, reflecting the permanent impairment in the value of Agritope's investment in affiliated companies, and $1.2 million for the conversion of Agritope convertible notes into Epitope, Inc. common stock, no par value, at a reduced price.
(3) Net loss per share (basic and diluted) is presented on a pro forma basis assuming that the distribution of Agritope common stock pursuant to a spin off had occurred on October 1, 1994.

(4) Potentially dilutive securities are excluded from net loss per share calculations as their effect would have been antidilutive.

      SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    On July 11, 1999, Exelixis acquired substantially all of the assets of MetaXen, LLC. The transaction was accounted for as a purchase. The following unaudited selected pro forma combined financial information of Exelixis, MetaXen and Agritope has been derived from the unaudited pro forma condensed combined financial statements, which give effect to the proposed merger of Exelixis and Agritope and the acquisition of the MetaXen assets as purchases and should be read in conjunction with such unaudited pro forma condensed combined pro forma financial statements and the notes thereto which are included elsewhere in this prospectus/proxy statement. For pro forma purposes, (i) Exelixis' unaudited balance sheet as of June 30, 2000 has been combined with Agritope's unaudited consolidated balance sheet as of June 30, 2000 as if the merger had occurred on June 30, 2000, (ii) Exelixis' audited statement of operations for the year ended December 31, 1999, which includes the results of MetaXen subsequent to the acquisition date of July 11, 1999, has been combined with MetaXen's unaudited statement of operations from the period from January 1, 1999 to July 11, 1999 and (iii) the Exelixis/MetaXen unaudited pro forma condensed combined statement of operations for the year ended December 31, 1999 and the Exelixis unaudited consolidated statement of operations for the six months ended June 30, 2000 have been combined with Agritope's audited consolidated statement of operations for the year ended September 30, 1999 and the unaudited consolidated statement of operations for the six months ended June 30, 2000, respectively, as if the merger had occurred on January 1, 1999. Agritope's revenues and net loss for the quarter ended December 31, 1999, which have been excluded from the pro forma statements of operations, were $600,934 and $(1,321,057), respectively. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on January 1, 1999 or June 30, 2000, respectively, nor is it necessarily indicative of future operating results or financial position.

                                                              SIX MONTHS ENDED      YEAR ENDED
                                                               JUNE 30, 2000     DECEMBER 31, 1999
                                                              ----------------   -----------------
                                                                (UNAUDITED, IN THOUSANDS EXCEPT
                                                                        PER SHARE DATA)
PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales.............................................      $  2,786            $  2,503
  License...................................................         1,864               1,046
  Contract and government grants............................        10,130              12,573
  Research projects with affiliate..........................         1,284                 236
                                                                  --------            --------
    Total revenues..........................................        16,064              16,358
                                                                  --------            --------
Costs and expenses:
  Product costs.............................................         2,622               2,334
  Research and development..................................        24,435              28,086
  Selling, general and administrative.......................        10,968              11,822
  Amortization of purchased intangibles.....................         2,112               4,223
                                                                  --------            --------
    Total operating expenses................................        40,137              46,465
                                                                  --------            --------
Loss from operations........................................       (24,073)            (30,107)
Other income (expense), net:
  Interest income...........................................         2,069                 683
  Interest expense..........................................          (393)               (618)
  Other income, net.........................................           125                 455
                                                                  --------            --------
                                                                     1,801                 520
                                                                  --------            --------
Minority interest in subsidiary net loss....................           181                 360
                                                                  --------            --------
Net loss....................................................      $(22,091)           $(29,227)
                                                                  ========            ========
Net loss per share, basic and diluted.......................      $  (0.77)           $  (1.03)
                                                                  ========            ========
Shares used in computing net loss per share, basic and
  diluted...................................................        28,561              28,375
                                                                  ========            ========



                                                               JUNE 30, 2000
                                                              ---------------
                                                                (UNAUDITED,
                                                               IN THOUSANDS)
PRO FORMA COMBINED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........     $ 127,502
Working capital.............................................       114,014
Total assets................................................       214,590
Long-term obligations, less current portion.................        35,080
Deferred stock compensation.................................       (16,063)
Accumulated deficit.........................................      (111,104)
Stockholders' equity........................................       169,669

                           COMPARATIVE PER SHARE DATA

    The information below reflects:

    - the historical net loss and the June 30, 2000 book value per share of Exelixis common stock and the historical net loss and the June 30, 2000 book value per share of Agritope common stock in comparison with the unaudited pro forma net loss and the June 30, 2000 book value per share after giving effect to the proposed merger of Exelixis with Agritope; and

    - the equivalent historical net loss and the June 30, 2000 book value per share attributable to an assumed 0.35 of a share of Exelixis common stock which will be received for each share of Agritope common stock and Series A preferred stock. The assumed exchange ratio of 0.35 is the maximum fraction of Exelixis common stock issuable under the terms of the merger agreement.

    You should read the following tables in conjunction with the unaudited pro forma combined financial statements, the historical financial statements and related notes of Exelixis and the historical consolidated financial statements of Agritope which are included elsewhere in this document.

                            EXELIXIS PER SHARE DATA

                                                              SIX MONTHS ENDED      YEAR ENDED
                                                               JUNE 30, 2000     DECEMBER 31, 1999
                                                              ----------------   -----------------
HISTORICAL PER COMMON SHARE DATA
Net loss per common share--basic and diluted................       $(0.90)            $(4.60)
Book value per share(1):....................................       $ 2.54             $(7.93)

                            AGRITOPE PER SHARE DATA

                                                             NINE MONTHS ENDED       YEAR ENDED
                                                               JUNE 30, 2000     SEPTEMBER 30, 1999
                                                             -----------------   ------------------
HISTORICAL PER COMMON SHARE DATA
Net loss per common share--basic and diluted...............        $(0.74)             $(1.15)
Book value per share(1):...................................        $ 1.62              $ 2.29

                  UNAUDITED PRO FORMA COMBINED PER SHARE DATA

                                                              SIX MONTHS ENDED      YEAR ENDED
                                                               JUNE 30, 2000     DECEMBER 31, 1999
                                                              ----------------   -----------------
PRO FORMA COMBINED NET LOSS PER SHARE
  Per Exelixis share--basic and diluted.....................       $(0.77)            $(1.03)
  Equivalent per Agritope share--basic and diluted(2).......       $(0.27)            $(0.36)

                                                              JUNE 30, 2000
                                                              -------------
PRO FORMA COMBINED BOOK VALUE PER SHARE(3)
  Per Exelixis share........................................      $2.45
  Equivalent per Agritope share(2)..........................      $0.86

------------------------

(1) The historical book value per share is computed by dividing stockholders' equity (deficit) by the number of common shares outstanding at the end of each period presented.

(2) The Agritope equivalent pro forma combined per share amounts are calculated by multiplying the Exelixis combined pro forma share amounts by the assumed exchange ratio of 0.35, which is the maximum fraction of Exelixis common stock issuable under the terms of the merger agreement.

(3) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity, less goodwill and other intangible assets, by the pro forma number of shares outstanding at the end of the period.

                                  RISK FACTORS

    AGRITOPE STOCKHOLDERS SHOULD CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING WHETHER TO APPROVE THE MERGER. THESE FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS/PROXY STATEMENT.

RISKS RELATING TO THE MERGER

IF WE DO NOT SUCCESSFULLY INTEGRATE THE COMPANIES INTO A SINGLE BUSINESS AND REALIZE THE EXPECTED BENEFITS OF THE MERGER, WE WILL HAVE INCURRED SIGNIFICANT COSTS WHICH MAY HARM OUR BUSINESS.

    Exelixis expects to incur costs and commit significant management time integrating Agritope's operations, technology, research programs, products and personnel. These costs may be substantial and may include costs for:

    - employee severance and acceleration of stock option vesting;

    - integration of plant model systems genetics and genomics technology; and

    - fees and expenses of professionals and consultants involved in completing the integration process.

    We do not know whether Exelixis will be successful in these integration efforts and cannot assure you that we will realize the expected benefits of the merger.

IF WE ARE NOT SUCCESSFUL IN INTEGRATING OUR ORGANIZATIONS, WE WILL NOT BE ABLE TO OPERATE EFFICIENTLY AFTER THE MERGER.

    Achieving the benefits of the merger will also depend in part on the successful integration of Exelixis' and Agritope's operations, research programs, technology and personnel in a timely and efficient manner. For example, such integration requires coordination of different research and development and administrative teams, and the current Chief Executive Officer and Executive Vice President and Chief Financial Officer of Agritope have announced plans to depart shortly after the closing of the merger. Integration efforts may be difficult and unpredictable because of possible cultural conflicts and different opinions on technical decisions, research and development plans and other decisions. If we cannot successfully integrate our operations, technology and personnel, we will not realize the expected benefits of the merger and/or business results of operations may be seriously harmed.

INTEGRATING OUR COMPANIES MAY DIVERT MANAGEMENT'S ATTENTION AWAY FROM OUR OPERATIONS.

    Successful integration of Exelixis' and Agritope's operations, research programs, technology and personnel may place a significant burden on our management and our internal resources. The diversion of management's attention and any difficulties encountered in the transition and integration process could have a material adverse effect on the combined company's business, financial condition and operating results.

FAILURE TO RETAIN KEY EMPLOYEES COULD DIMINISH THE BENEFITS OF THE MERGER.

    The successful combination of Exelixis and Agritope will depend in part on the retention of key research personnel. Although we have entered into employment agreements with two of these individuals, we cannot assure you that the combined company will be able to retain key technical, scientific, support and other personnel, or that the anticipated benefits of their expertise, experience and capabilities will be realized.

IF WE DO NOT SUCCESSFULLY INTEGRATE OUR TECHNOLOGIES, WE MAY FAIL TO ACHIEVE OUR FINANCIAL OBJECTIVES.

    Achieving the benefits of the merger will depend in part on our ability to integrate our technologies to develop a comprehensive plant genomics program in a timely and efficient manner. There are many risks and uncertainties associated with developing acquired in-process technology into commercialized products. In order to provide enhanced and more valuable research results and products to our partners and to commercialize our own programs after the merger, we will need to integrate our research and development organizations. This will be difficult and unpredictable because the technologies and approaches to answering plant functional genomics questions:

    - are at different stages of development and are complex in nature;

    - involve integrating approaches that have been developed independently; and

    - were designed based on the needs of particular collaborators.

    If we cannot successfully integrate our technologies on a timely basis, we may lose collaborators and our business and results of operations would be seriously harmed.


BECAUSE IN CERTAIN CIRCUMSTANCES AGRITOPE STOCKHOLDERS MAY RECEIVE A FIXED NUMBER OF SHARES OF EXELIXIS COMMON STOCK IN THE MERGER, IF THE MARKET PRICE OF EXELIXIS COMMON STOCK REMAINS BELOW $40.00, THE AGRITOPE STOCKHOLDERS WILL RECEIVE CONSIDERATION OF A LESSER VALUE IN THE MERGER.



    Unless you properly exercise your appraisal rights, as a result of the merger, you will receive a fraction of a share of Exelixis common stock in exchange for each share of Agritope common stock and Series A preferred stock that you own. The fractional share amount, or the exchange ratio, will be calculated by dividing $14.00 by the average closing price of Exelixis common stock as reported on the Nasdaq National Market for the 20 trading days ending on, and including, the fifth trading day prior to the closing of the merger, subject to the issuance of a minimum of 0.28 of a share and a maximum of 0.35 of a share of Exelixis common stock for each outstanding share of Agritope capital stock, rounded down to the nearest whole share. For example, at an average closing price for Exelixis common stock of $25 per share, if you own 100 shares of Agritope common stock, you would receive 35 shares of Exelixis common stock, based on a 0.35 exchange ratio, in exchange for your Agritope shares. If the merger had occurred on October 27, 2000 and the average closing price of Exelixis common stock for the preceding 20 trading days was equal to the $22.44 closing price of Exelixis common stock on such date, you would have received a fraction of a share of Exelixis common stock worth $7.85 for each share of Agritope capital stock that you owned. The maximum and minimum fractions of a share of Exelixis common stock to be issued for each share of Agritope capital stock are fixed and will not be adjusted based upon changes in the value of Exelixis common stock below $40.00 or above $50.00. No fractional shares of Exelixis common stock will be issued, and you will receive cash in lieu of any fractional share of Exelixis common stock that you would otherwise be entitled to receive.


    The value of the Exelixis shares you will receive in the merger will not be known until five days before the closing of the merger, and may change as the market price of Exelixis common stock goes up or down prior to that time. In recent years, and particularly in recent months, the stock market in general, and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of Exelixis common stock. In addition, events or circumstances specific to Exelixis could cause the price of its common stock to decline. See "--Risks Relating to Exelixis." The market price of Exelixis common stock upon and after completion of the merger could be lower than the market price on the date of the merger agreement or the current market price. Agritope stockholders should obtain recent market quotations of Exelixis common stock and Agritope common stock before they vote on adoption of the merger agreement.

FAILURE TO COMPLETE THE MERGER COULD ADVERSELY AFFECT EXELIXIS' OR AGRITOPE'S STOCK PRICE, FUTURE BUSINESS AND OPERATIONS.

    If the merger is not completed for any reason, Exelixis and Agritope may be subject to a number of material risks, including the following:

    - the price of Exelixis or Agritope common stock may decline to the extent that the relevant current market price reflects a market assumption that the merger will be completed;

    - costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed;

    - Agritope will be required to repay a $750,000 loan from Exelixis; and

    - Agritope may be required under certain circumstances to pay Exelixis a $3.6 million termination fee.

    In addition, Exelixis' or Agritope's collaborators or suppliers, in response to the announcement of the merger, may delay or defer decisions concerning the relevant company. Any delay or deferral of those decisions by collaborators could have a material adverse effect on the business of the relevant company. Similarly, current and prospective Exelixis or Agritope employees may experience uncertainty about their future roles with Exelixis until Exelixis plans with regard to Agritope are announced or executed. This may adversely affect Exelixis' or Agritope's ability to attract and retain key personnel.

    Further, if the merger is terminated and the Agritope board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect, and subject to very narrowly defined exceptions, Agritope is prohibited from soliciting, initiating, encouraging or entering into certain transactions, such as a merger, sale of assets or other business combinations, with any party other than Exelixis.

THE MARKET PRICE OF EXELIXIS COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.

    The market price of Exelixis common stock may decline as a result of the merger if:

    - the integration of Exelixis and Agritope is unsuccessful;

    - the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts or investors;

    - Aventis terminates, buys out or otherwise winds down the existing collaboration currently being conducted through Agritope's subsidiary, Agrinomics LLC; or

    - the effect of the merger on financial results is not consistent with the expectations of financial analysts or investors.

RISKS RELATING TO EXELIXIS

EXELIXIS HAS A HISTORY OF NET LOSSES. EXELIXIS EXPECTS TO CONTINUE TO INCUR NET LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

    Exelixis has incurred net losses each year since its inception, including a net loss of approximately $18.3 million for the six months ended June 30, 2000. As of that date, Exelixis had an accumulated deficit of approximately
$73.0 million. Exelixis expects these losses to continue and anticipates negative cash flow for the foreseeable future. The size of these net losses will depend, in part, on the rate of growth, if any, in Exelixis' license and contract revenues and on the level of Exelixis' expenses. Exelixis' research and development expenditures and general and administrative costs have exceeded its revenues to date, and Exelixis expects to spend significant additional amounts to fund research and development in order to enhance its core technologies and undertake product development. As a result, Exelixis expects that its operating expenses will increase significantly in the near term and, consequently, Exelixis will need to generate significant additional revenues to achieve profitability. Even if Exelixis does increase its revenues and achieve profitability, Exelixis may not be able to sustain or increase profitability.

EXELIXIS WILL NEED ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE TO IT.

    Exelixis' future capital requirements will be substantial, and will depend on many factors including:

    - payments received under collaborative agreements;

    - the progress and scope of Exelixis' collaborative and independent research and development projects;

    - decisions regarding further investment in developing or co-developing proprietary cancer products;

    - Exelixis' need to develop manufacturing and marketing capabilities to commercialize products; and

    - the filing, prosecution and enforcement of patent claims.

    Exelixis anticipates that its current cash and cash equivalents, short-term investments and funding to be received from collaborators, together with the proceeds from its initial public offering in April 2000 and interest earned thereon, will enable Exelixis to maintain its currently planned operations for at least the next two years. Changes to its current operating plan may require Exelixis to consume available capital resources significantly sooner than expected. Exelixis may be unable to raise sufficient additional capital when it needs it, on favorable terms, or at all. If Exelixis' capital resources are insufficient to meet future capital requirements, Exelixis will have to raise additional funds. The sale of equity or convertible debt securities in the future may be dilutive to Exelixis stockholders, and debt financing arrangements may require Exelixis to pledge certain assets and enter into covenants that would restrict its ability to incur further indebtedness. If Exelixis is unable to obtain adequate funds on reasonable terms, Exelixis may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

DIFFICULTIES EXELIXIS MAY ENCOUNTER MANAGING ITS GROWTH MAY DIVERT RESOURCES AND LIMIT EXELIXIS' ABILITY TO SUCCESSFULLY EXPAND ITS OPERATIONS.

    Exelixis has experienced a period of rapid and substantial growth that has placed, and anticipated growth in the future will continue to place, a strain on Exelixis' administrative and operational infrastructure. As Exelixis' operations expand, Exelixis expects that it will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Exelixis' ability to manage its operations and growth effectively requires Exelixis to continue to improve its operational, financial and management controls, reporting systems and procedures. Exelixis may not be able to successfully implement improvements to its management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

EXELIXIS IS DEPENDENT ON ITS COLLABORATIONS WITH MAJOR COMPANIES. IF EXELIXIS IS UNABLE TO ACHIEVE MILESTONES OR DEVELOP PRODUCTS OR IS UNABLE TO RENEW OR ENTER INTO NEW COLLABORATIONS, ITS REVENUES MAY DECREASE AND ITS ACTIVITIES MAY FAIL TO LEAD TO COMMERCIALIZED PRODUCTS.

    Substantially all of Exelixis' revenues to date have been derived from collaborative research and development agreements. Revenues from research and development collaborations depend upon continuation of the collaborations, the achievement of milestones and royalties derived from future products developed from its research. If Exelixis is unable to successfully achieve milestones or its collaborators fail to develop successful products, Exelixis will not earn the revenues contemplated under such collaborative agreements. In addition, some of its collaborations are exclusive and preclude Exelixis from entering into additional collaborative arrangements with other parties in the area or field of exclusivity.

    Exelixis currently has collaborative research agreements with Bayer, Pharmacia Corporation, Bristol-Myers Squibb and Dow AgroSciences. Exelixis' current collaborative agreement with Bayer is scheduled to expire in 2008, after which it will automatically be extended for one-year terms unless terminated by either party upon 12-month written notice. The agreement permits Bayer to terminate the collaborative activities prior to 2008 upon the occurrence of specified conditions, such as the failure to agree on key strategic issues after a period of years or the acquisition of Exelixis by certain specified third parties. Similarly, Exelixis' collaborative agreement with Pharmacia allows either party to terminate the research collaboration at the conclusion of its third year in 2002, at the conclusion of its fifth year in 2004 or any subsequent year. The Pharmacia agreement may also be terminated in the event of a conflict over material third-party intellectual property rights. Exelixis' collaborative agreement with Bristol-Myers Squibb expires in September 2002. The collaborative agreement with Dow AgroSciences is scheduled to expire in July 2003, after which Dow AgroSciences has the option to renew on an annual basis. In addition, both of Exelixis' agreements with Bayer and Pharmacia are subject to termination at an earlier date if certain specified individuals are no longer employed by Exelixis and Exelixis is unable to find replacements acceptable to Bayer or Pharmacia, as the case may be. In the case of Pharmacia, the right is triggered if either of two specified individuals directly involved in the research program cease to be employed by Exelixis. In the case of Bayer, the right is triggered if two or more of Exelixis' Chief Executive Officer, Chief Scientific Officer, Agricultural Biotechnology Program Leader and Chief Informatics Officer cease to have a relationship with Exelixis within six months of each other.

    If these existing agreements are not renewed or if Exelixis is unable to enter into new collaborative agreements on commercially acceptable terms, Exelixis' revenues and product development efforts may be adversely affected.

CONFLICTS WITH EXELIXIS' COLLABORATORS COULD JEOPARDIZE THE OUTCOME OF ITS COLLABORATIVE AGREEMENTS AND EXELIXIS' ABILITY TO COMMERCIALIZE PRODUCTS.

    Exelixis intends to conduct proprietary research programs in specific disease and agricultural product areas that are not covered by its collaborative agreements. Exelixis' pursuit of opportunities in agricultural and pharmaceutical markets could, however, result in conflicts with its collaborators in the event that any of its collaborators takes the position that Exelixis' internal activities overlap with those areas that are exclusive to its collaborative agreements, and Exelixis should be precluded from such internal activities. Moreover, disagreements with its collaborators could develop over rights to Exelixis' intellectual property. In addition, Exelixis' collaborative agreements may have provisions that give rise to disputes regarding the rights and obligations of the parties. Any conflict with its collaborators could lead to the termination of its collaborative agreements, delay collaborative activities, reduce Exelixis' ability to renew agreements or obtain future collaboration agreements or result in litigation or arbitration and would negatively impact Exelixis' relationship with existing collaborators.

    Exelixis has limited or no control over the resources that its collaborators may choose to devote to its joint efforts. Exelixis' collaborators may breach or terminate their agreements with Exelixis or fail to perform their obligations thereunder. Further, Exelixis' collaborators may elect not to develop products arising out of the collaborative arrangements or may fail to devote sufficient resources to the development, manufacture, market or sale of such products. Certain of Exelixis' collaborators could also become its competitors in the future. If Exelixis' collaborators develop competing products, preclude Exelixis from entering into collaborations with their competitors, fail to obtain necessary regulatory approvals, terminate their agreements with Exelixis prematurely or fail to devote sufficient resources to the development and commercialization of Exelixis' products, Exelixis' product development efforts could be delayed and may fail to lead to commercialized products.

EXELIXIS IS DEPLOYING UNPROVEN TECHNOLOGIES AND MAY NOT BE ABLE TO DEVELOP COMMERCIALLY SUCCESSFUL PRODUCTS.

    You must evaluate Exelixis in light of the uncertainties and complexities affecting a biotechnology company. Exelixis' technologies are still in the early stages of development. Exelixis' research and operations thus far have allowed it to identify a number of product targets for use by its collaborators and its own internal development programs. Exelixis is not certain, however, of the commercial value of any of its current or future targets, and Exelixis may not be successful in expanding the scope of its research into new fields of pharmaceutical or pesticide research, or other agricultural applications such as enhancing plant traits to produce superior crop yields, disease resistance or increased nutritional content. Significant research and development, financial resources and personnel will be required to capitalize on Exelixis' technology, develop commercially viable products and obtain regulatory approval for such products.

EXELIXIS HAS NO EXPERIENCE IN DEVELOPING, MANUFACTURING AND MARKETING PRODUCTS AND MAY BE UNABLE TO COMMERCIALIZE PROPRIETARY PRODUCTS.

    Initially, Exelixis will rely on its collaborators to develop and commercialize products based on its research and development efforts. Exelixis has no experience in using the targets that it identifies to develop its own proprietary products. In order for Exelixis to commercialize products, Exelixis would need to significantly enhance its capabilities with respect to product development, and establish manufacturing and marketing capabilities, either directly or through outsourcing or licensing arrangements. Exelixis may not be able to enter into such outsourcing or licensing agreements on commercially reasonable terms, or at all.

SINCE EXELIXIS' TECHNOLOGIES HAVE MANY POTENTIAL APPLICATIONS AND EXELIXIS HAS LIMITED RESOURCES, ITS FOCUS ON A PARTICULAR AREA MAY RESULT IN ITS FAILURE TO CAPITALIZE ON MORE PROFITABLE AREAS.

    Exelixis has limited financial and managerial resources. This requires Exelixis to focus on product candidates in specific industries and forego opportunities with regard to other products and industries. For example, depending on its ability to allocate resources, a decision to concentrate on a particular agricultural program may mean that Exelixis will not have resources available to apply the same technology to a pharmaceutical project. While Exelixis' technologies may permit it to work in both areas, resource commitments may require trade-offs resulting in delays in the development of certain programs or research areas, which may place Exelixis at a competitive disadvantage. Exelixis' decisions impacting resource allocation may not lead to the development of viable commercial products and may divert resources from more profitable market opportunities.

EXELIXIS' COMPETITORS MAY DEVELOP PRODUCTS AND TECHNOLOGIES THAT MAKE EXELIXIS' PRODUCTS AND TECHNOLOGIES OBSOLETE.

    The biotechnology industry is highly fragmented and is characterized by rapid technological change. In particular, the area of gene research is a rapidly evolving field. Exelixis faces, and will continue to face, intense competition from large biotechnology and pharmaceutical companies, as well as academic research institutions, clinical reference laboratories and government agencies that are pursuing similar research activities. Some of Exelixis' competitors have entered into collaborations with leading companies within Exelixis' target markets, including some of Exelixis' existing collaborators. Exelixis' future success will depend on its ability to maintain a competitive position with respect to technological advances.

    Any products that are developed through Exelixis' technologies will compete in highly competitive markets. Further, Exelixis' competitors may be more effective at using their technologies to develop commercial products. Many of the organizations competing with Exelixis have greater capital resources, larger research and development staffs and facilities, more experience in obtaining regulatory approvals and more extensive product manufacturing and marketing capabilities. As a result, Exelixis' competitors may be able to more easily develop technologies and products that would render Exelixis' technologies and products, and those of its collaborators, obsolete and noncompetitive.

IF EXELIXIS IS UNABLE TO ADEQUATELY PROTECT ITS INTELLECTUAL PROPERTY, THIRD PARTIES MAY BE ABLE TO USE EXELIXIS' TECHNOLOGY, WHICH COULD ADVERSELY AFFECT EXELIXIS' ABILITY TO COMPETE IN THE MARKET.

    Exelixis' success will depend in part on its ability to obtain patents and maintain adequate protection of the intellectual property related to its technologies and products. The patent positions of biotechnology companies, including Exelixis' patent position, are generally uncertain and involve complex legal and factual questions. Exelixis will be able to protect its intellectual property rights from unauthorized use by third parties only to the extent that its technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. Exelixis will apply for patents covering its technologies and products as and when Exelixis deems appropriate. However, these applications may be challenged or may fail to result in issued patents. Exelixis' existing patents and any future patents Exelixis obtains may not be sufficiently broad to prevent others from practicing Exelixis' technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around Exelixis' patents. In addition, Exelixis' patents may be challenged, invalidated or fail to provide Exelixis with any competitive advantages.

    Exelixis relies on trade secret protection for its confidential and proprietary information. Exelixis has taken security measures to protect its proprietary information and trade secrets, but these measures may not provide adequate protection. While Exelixis seeks to protect its proprietary information by entering into confidentiality agreements with employees, collaborators and consultants, Exelixis cannot assure you that its proprietary information will not be disclosed, or that Exelixis can meaningfully protect its trade secrets. In addition, Exelixis' competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to Exelixis' trade secrets.

LITIGATION OR THIRD PARTY CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT COULD REQUIRE EXELIXIS TO SPEND SUBSTANTIAL TIME AND MONEY AND ADVERSELY AFFECT EXELIXIS' ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS.

    Exelixis' commercial success depends in part on its ability to avoid infringing patents and proprietary rights of third parties, and not breaching any licenses that Exelixis has entered into with regard to its technologies. Other parties have filed, and in the future are likely to file, patent applications covering genes and gene fragments, techniques and methodologies relating to model systems, and products and technologies that Exelixis has developed or intends to develop. If patents covering technologies required by Exelixis' operations are issued to others, Exelixis may have to rely on licenses from third parties, which may not be available on commercially reasonable terms, or at all.

    Third parties may accuse Exelixis of employing their proprietary technology without authorization. In addition, third parties may obtain patents that relate to Exelixis' technologies and claim that use of such technologies infringes these patents. Regardless of their merit, such claims could require Exelixis to incur substantial costs, including the diversion of management and technical personnel, in defending itself against any such claims or enforcing its patents. In the event that a successful claim of infringement is brought against Exelixis, Exelixis may be required to pay damages and obtain one or more licenses from third parties. Exelixis may not be able to obtain these licenses at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any of these licenses could adversely affect Exelixis' ability to develop and commercialize products.

THE LOSS OF KEY PERSONNEL OR THE INABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL COULD IMPAIR EXELIXIS' ABILITY TO EXPAND ITS OPERATIONS.

    Exelixis is highly dependent on the principal members of its management and scientific staff, the loss of whose services might adversely impact the achievement of Exelixis' objectives and the continuation of existing collaborations. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to Exelixis' success. Exelixis does not currently have sufficient executive management and technical personnel to fully execute its business plan. There is currently a shortage of skilled executives and employees with technical expertise, and this shortage is likely to continue. As a result, competition for skilled personnel is intense and turnover rates are high. Although Exelixis believes it will be successful in attracting and retaining qualified personnel, competition for experienced scientists from numerous companies, academic and other research institutions may limit its ability to do so.

    Exelixis' business operations will require additional expertise in specific industries and areas applicable to products identified and developed through its technologies. These activities will require the addition of new personnel, including management and technical personnel and the development of additional expertise by existing employees. The inability to attract such personnel or to develop this expertise could prevent Exelixis from expanding its operations in a timely manner, or at all.

EXELIXIS' COLLABORATIONS WITH OUTSIDE SCIENTISTS MAY BE SUBJECT TO RESTRICTION AND CHANGE.

    Exelixis works with scientific advisors and collaborators at academic and other institutions who assist Exelixis in its research and development efforts. These scientists are not Exelixis' employees and may have other commitments that would limit their availability to Exelixis. Although Exelixis' scientific advisors and collaborators generally agree not to do competing work, if a conflict of interest between their work for Exelixis and their work for another entity arises, Exelixis may lose their services. In addition, although Exelixis' scientific advisors and collaborators sign agreements not to disclose Exelixis' confidential information, it is possible that valuable proprietary knowledge may become publicly known through them.

EXELIXIS' POTENTIAL THERAPEUTIC PRODUCTS ARE SUBJECT TO A LENGTHY AND UNCERTAIN REGULATORY PROCESS THAT MAY NOT RESULT IN THE NECESSARY REGULATORY APPROVALS, WHICH COULD ADVERSELY AFFECT EXELIXIS' ABILITY TO COMMERCIALIZE PRODUCTS.

    The Food and Drug Administration, or FDA, must approve any drug or biologic product before it can be marketed in the U.S. Any products resulting from Exelixis' research and development efforts must also be approved by the regulatory agencies of foreign governments before the product can be sold outside the U.S. Before a new drug application or biologics license application can be filed with the FDA, the product candidate must undergo extensive clinical trials, which can take many years and may require substantial expenditures. The regulatory process also requires preclinical testing. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon changes in regulatory policy for product approval during the period of product development and regulatory agency review. The clinical development and regulatory approval process is expensive and time consuming. Any failure to obtain regulatory approval could delay or prevent Exelixis from commercializing products.

    Exelixis' efforts to date have been primarily limited to identifying targets. Significant research and development efforts will be necessary before any products resulting from such targets can be commercialized. If regulatory approval is granted to any of Exelixis' products, this approval may impose limitations on the uses for which a product may be marketed. Further, once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review, and discovery of previously unknown problems with a product or manufacturer may result in restrictions and sanctions with respect to the product, manufacturer and relevant manufacturing facility, including withdrawal of the product from the market.

SOCIAL ISSUES MAY LIMIT THE PUBLIC ACCEPTANCE OF GENETICALLY ENGINEERED PRODUCTS, WHICH COULD REDUCE DEMAND FOR EXELIXIS' PRODUCTS.

    Although Exelixis' technology is not dependent on genetic engineering, genetic engineering plays a prominent role in Exelixis' approach to product development. For example, research efforts focusing on plant traits may involve either selective breeding or modification of existing genes in the plant under study. Public attitudes may be influenced by claims that genetically engineered products are unsafe for consumption or pose a danger to the environment. Such claims may prevent Exelixis' genetically engineered products from gaining public acceptance. The commercial success of Exelixis' future products will depend, in part, on public acceptance of the use of genetically engineered products including drugs and plant and animal products.

    The subject of genetically modified organisms has received negative publicity, which has aroused public debate. For example, certain countries in Europe are considering regulations that may ban products or require express labeling of products that contain genetic modifications or are "genetically modified." Adverse publicity has resulted in greater regulation internationally and trade restrictions on imports of genetically altered products. If similar action is taken in the U.S., genetic research and genetically engineered products could be subject to greater domestic regulation, including stricter labeling requirements. To date, Exelixis' business has not been hampered by these activities. However, such publicity in the future may prevent any products resulting from Exelixis' research from gaining market acceptance and reduce demand for its products.

LAWS AND REGULATIONS MAY REDUCE EXELIXIS' ABILITY TO SELL GENETICALLY ENGINEERED PRODUCTS THAT EXELIXIS OR ITS COLLABORATORS DEVELOP IN THE FUTURE.

    Exelixis or its collaborators may develop genetically engineered agricultural and animal products. The field testing, production and marketing of genetically engineered products are subject to regulation by federal, state, local and foreign governments. Regulatory agencies administering existing or future regulations or legislation may prevent Exelixis from producing and marketing genetically engineered products in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays or other impediments to Exelixis' product development programs and the commercialization of products.

    The FDA has released a policy statement stating that it will apply the same regulatory standards to foods developed through genetic engineering as it applies to foods developed through traditional plant breeding. Genetically engineered food products will be subject to premarket review, however, if these products raise safety questions or are deemed to be food additives. Exelixis' products may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise questions regarding safety or Exelixis' products are deemed to be food additives.

    The FDA has also announced that it will not require genetically engineered agricultural products to be labeled as such, provided that these products are as safe and have the same nutritional characteristics as conventionally developed products. The FDA may reconsider or change its policies, and local or state authorities may enact labeling requirements, either of which could have a material adverse effect on Exelixis' ability or the ability of its collaborators to develop and market products resulting from Exelixis' efforts.

EXELIXIS USES HAZARDOUS CHEMICALS AND RADIOACTIVE AND BIOLOGICAL MATERIALS IN ITS BUSINESS. ANY CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS COULD BE TIME CONSUMING AND COSTLY.

    Exelixis' research and development processes involve the controlled use of hazardous materials, including chemicals, radioactive and biological materials. Exelixis' operations produce hazardous waste products. Exelixis cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. Exelixis may be sued for any injury or contamination that results from its use or the use by third parties of these materials, and Exelixis' liability may exceed its insurance coverage and its total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair Exelixis' research, development and production efforts.

    In addition, Exelixis' collaborators may use hazardous materials in connection with their collaborative efforts. To Exelixis' knowledge, their work is performed in accordance with applicable biosafety regulations. In the event of a lawsuit or investigation, however, Exelixis could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials used by these parties. Further, Exelixis may be required to indemnify its collaborators against all damages and other liabilities arising out of its development activities or products produced in connection with these collaborations.

IF PRODUCT LIABILITY LAWSUITS ARE SUCCESSFULLY BROUGHT AGAINST IT, EXELIXIS COULD FACE SUBSTANTIAL LIABILITIES THAT EXCEED ITS RESOURCES.

    Exelixis may be held liable if any product it or its collaborators develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Although Exelixis intends to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover Exelixis' potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or to otherwise protect itself against potential product liability claims could prevent or inhibit the commercialization of products developed by Exelixis or its collaborators.

EXELIXIS' FACILITIES ARE LOCATED NEAR KNOWN EARTHQUAKE FAULT ZONES, AND THE OCCURRENCE OF AN EARTHQUAKE OR OTHER CATASTROPHIC DISASTER COULD CAUSE DAMAGE TO ITS FACILITIES AND EQUIPMENT, WHICH COULD REQUIRE EXELIXIS TO CEASE OR CURTAIL OPERATIONS.

    Given its location, Exelixis' facilities are vulnerable to damage from earthquakes. Exelixis is also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, Exelixis' ability to operate its business at its facilities would be seriously, or potentially completely, impaired. In addition, the unique nature of its research activities could cause significant delays in Exelixis' programs and make it difficult for Exelixis to recover from a disaster. The insurance Exelixis maintains may not be adequate to cover its losses resulting from disasters or other business interruptions. Accordingly, an earthquake or other disaster could materially and adversely harm Exelixis' ability to conduct business.

EXELIXIS EXPECTS THAT ITS QUARTERLY RESULTS OF OPERATIONS WILL FLUCTUATE, AND THIS FLUCTUATION COULD CAUSE ITS STOCK PRICE TO DECLINE, CAUSING INVESTOR LOSSES.

    Exelixis' quarterly operating results have fluctuated in the past and are likely to fluctuate in the future. A number of factors, many of which Exelixis cannot control, could subject its operating results and stock price to volatility, including:

    - recognition of upfront licensing or other fees;

    - payments of non-refundable upfront or licensing fees to third parties;

    - acceptance of Exelixis' technologies and platforms;

    - the success rate of Exelixis' discovery efforts leading to milestones and royalties;

    - the introduction of new technologies or products by Exelixis' competitors;

    - the timing and willingness of collaborators to commercialize Exelixis' products;

    - Exelixis' ability to enter into new collaborative relationships;

    - the termination or non-renewal of existing collaborations; and

    - general and industry-specific economic conditions that may affect Exelixis' collaborators' research and development expenditures.

    A large portion of Exelixis' expenses, including expenses for facilities, equipment and personnel, are relatively fixed in the short term. In addition, Exelixis expects operating expenses to increase significantly during the remainder of 2000. Accordingly, if Exelixis' revenues decline or do not grow as anticipated due to the expiration of existing contracts, Exelixis' failure to obtain new contracts, Exelixis' inability to meet milestones or other factors, Exelixis may not be able to correspondingly reduce its operating expenses. Failure to achieve anticipated levels of revenues could therefore significantly harm Exelixis' operating results for a particular fiscal period.

    Due to the possibility of fluctuations in its revenues and expenses, Exelixis believes that quarter-to-quarter comparisons of its operating results are not a good indication of its future performance. As a result, in some future quarters, Exelixis' operating results may not meet the expectations of stock market analysts and investors, which could result in a decline in the price of Exelixis stock.

EXELIXIS' STOCK PRICE MAY BE EXTREMELY VOLATILE.

    Exelixis common stock began to publicly trade on April 11, 2000. Exelixis believes the trading price of its common stock will remain highly volatile and may fluctuate substantially due to factors such as the following:

    - the announcement of new products or services by it or its competitors;

    - quarterly variations in Exelixis' or its competitors' results of operations;

    - failure to achieve operating results projected by securities analysts;

    - changes in earnings estimates or recommendations by securities analysts;

    - developments in the biotechnology industry; and

    - general market conditions and other factors, including factors unrelated to Exelixis' operating performance or the operating performance of its competitors.

These factors and fluctuations, as well as general economic, political and market conditions, may materially adversely affect the market price of Exelixis common stock.

    In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against Exelixis could result in substantial costs and divert management's attention and resources, which could have a material and adverse effect on Exelixis' business.

FUTURE SALES OF EXELIXIS COMMON STOCK MAY DEPRESS THE EXELIXIS STOCK PRICE.

    If Exelixis stockholders sell substantial amounts of Exelixis common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market, the market price of

Exelixis common stock could fall. These sales also might make it more difficult for Exelixis to sell equity or equity-related securities in the future at a time and price that Exelixis deemed appropriate. After October 8, 2000, following expiration of a contractual lock-up agreement with the underwriters of the Exelixis initial public offering, a significant number of shares of Exelixis common stock held by existing stockholders became freely tradable, subject in some instances to the volume and other limitations of Rule 144. Sales of these shares and other shares of common stock held by existing stockholders could cause the market price of Exelixis common stock to decline.

SOME OF EXELIXIS' EXISTING STOCKHOLDERS CAN EXERT CONTROL OVER EXELIXIS, AND MAY NOT MAKE DECISIONS THAT ARE IN THE BEST INTERESTS OF ALL STOCKHOLDERS.

    Due to their combined stock holdings, Exelixis officers, directors and principal stockholders (stockholders holding more than 5% of the outstanding shares of Exelixis common stock) acting together, may be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Exelixis, even when a change may be in the best interests of Exelixis stockholders. The interests of these stockholders may not always coincide with Exelixis' interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause Exelixis to enter into transactions or agreements that you would not approve.

RISKS RELATING TO AGRITOPE

AGRITOPE HAS A LIMITED INDEPENDENT OPERATING HISTORY AND A HISTORY OF LOSSES.

    From 1987 to December 1997, Agritope operated as a wholly-owned subsidiary of Epitope. In December 1997, Epitope distributed all of Agritope's outstanding capital stock to Epitope shareholders as a dividend in a transaction that is referred to in this document as the spin off. Accordingly, Agritope has had a limited operating history as an independent company. Agritope has experienced significant operating losses since its incorporation and since the spin off. As of June 30, 2000, Agritope had an accumulated deficit of $54.1 million. Agritope may continue to experience significant operating losses as it continues its research and development programs. Agritope's ability to increase revenues and achieve profitability and positive cash flows from operations will depend in part on successful completion of the development and commercialization of its genetically engineered products.

AGRITOPE'S FUTURE OPERATIONS MAY NOT BE PROFITABLE.

    Agritope has not achieved commercialization of any of its genetically engineered products. There can be no assurance that Agritope's development efforts will result in commercially viable genetically engineered products, that its products will obtain required regulatory clearances or approvals or that any such products will achieve a significant level of market acceptance. As a result, there can be no assurance that Agritope will ever achieve profitability.

AGRITOPE MAY NEED TO OBTAIN ADDITIONAL CAPITAL.

    Agritope believes that its funds on hand will be sufficient to finance its operations through the second quarter of its 2001 fiscal year. However, because its belief is based on a number of factors, many of which are beyond its control, Agritope cannot be certain that its belief will prove accurate.

    Agritope's actual future liquidity and capital requirements will depend on numerous factors, including:

    - the costs and success of its development efforts;

    - the costs and timing of its establishment of sales and marketing activities;

    - the success of its current strategic collaborations;

    - its success in securing additional strategic partners;

    - the extent to which its existing and new products gain market acceptance;

    - competing technological and market developments;

    - its product sales and royalties;

    - the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights; and

    - the availability of third party funding for its research projects.

    In any event, Agritope may seek or be required to raise substantial additional funds through public or private financings, collaborative relationships or other arrangements. There can be no assurance that financing will be available to Agritope on satisfactory terms, if at all. Any additional equity financing may be dilutive to Agritope stockholders, and debt financing, if available, may involve significant interest expense and restrictive covenants. In addition, subsequent changes in ownership due to future equity sales could adversely affect Agritope's ability to utilize existing net operating losses. Collaborative arrangements, if necessary to raise additional funds, may require that Agritope relinquish its rights to certain of its technologies, products or marketing territories. Agritope's failure to raise any required capital likely would cause it to scale back, delay or eliminate certain of its programs and have a material adverse effect on its business, financial condition and results of operations.

INTENSE COMPETITION MAY REDUCE AGRITOPE'S REVENUES OR PROFITS.

    The plant biotechnology industry is highly competitive. Agritope's competitors include:

    - independent companies that specialize in biotechnology;

    - chemical, pharmaceutical and food companies that have biotechnology laboratories;

    - universities; and

    - public and private research organizations.

    Agritope believes that many companies, including companies with significantly greater financial resources such as Monsanto Company, DNAP Holding and Zeneca Plant Sciences, are engaged in the development of mechanisms to control the ripening and senescence of fruit and vegetable products. Technological advances by others could render Agritope's products less competitive. Agritope believes that, despite barriers to new competitors such as its interest in various patents and substantial research and development lead time, competition will intensify, particularly from agricultural biotechnology firms and major agrochemical, seed and food companies with biotechnology laboratories. There can be no assurance that such competition will not have an adverse effect on Agritope's business, financial condition and results of operations.

GOVERNMENT REGULATIONS MAY LIMIT AGRITOPE'S ABILITY TO SELL ITS PRODUCTS.

    Regulation by federal, state, local and foreign governments will be a significant factor in the future production and marketing of Agritope's genetically engineered fruit and vegetable products. The extent of regulation depends on the intended uses of the products, how they are derived, how applicable statutes and regulations are interpreted to apply to new genetic technologies and the characteristics of the specific products.

    No assurance can be given that Agritope can obtain in a timely manner, if at all, any required regulatory approvals, exemptions, permits or other clearances either for its research or commercial activities.

AGRITOPE IS DEPENDENT ON ITS STRATEGIC PARTNERS.

    Agritope relies on its strategic partners for access to proprietary plant varieties. In addition, Agritope does not have or plan to have the capability to grow and distribute genetically engineered products in commercial quantities. Agritope expects some or all of the development, manufacturing and marketing of certain of its products to be performed or paid for by other parties, primarily agricultural companies, through license agreements, joint ventures or other arrangements. Commercialization of Agritope's products will require the assistance of its current strategic partners and may require that Agritope enter additional strategic partnerships with businesses experienced in the breeding, development, production, marketing and distribution of agricultural products. Agritope's future revenues will be dependent on the success of products developed pursuant to such collaborative relationships. There can be no assurance that Agritope will be able to establish additional strategic relationships or maintain its current strategic relationships, or that such relationships will be on terms sufficiently favorable to permit Agritope to operate profitably. Furthermore, conflicts may arise between Agritope and its partners or among these third parties that could discourage them from working cooperatively with Agritope. Agritope's commercial success will be dependent in part upon the performance of its strategic partners.

AGRITOPE MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY.

    Agritope has obtained certain patents, has license rights under other patents and has filed a number of patent applications. Agritope anticipates filing patent applications for protection of its future products and technology. There can be no assurance that Agritope will obtain any patent for which it applies, that existing patents to which it has rights will not be challenged, or that the issuance of a patent will give it any material advantage over its competitors in connection with any of its products. Competitors may be able to produce products that compete with a patented Agritope product without infringing on its patent rights. The issuance of a patent to Agritope or to a licensor is not conclusive as to the validity or enforceable scope of the claims of the patent. The validity and enforceability of a patent can be challenged by litigation after its issuance and, if the outcome of the litigation is adverse to the owner of the patent, the owner's rights could be diminished or withdrawn.

    The patent laws of other countries may differ from those of the U.S. as to the patentability of its products and processes. Moreover, the degree of protection afforded by foreign patents may be different from that of U.S. patents.

    The technologies used by Agritope may infringe the patents or proprietary technology of others. The cost of enforcing its patent rights in lawsuits that Agritope may bring against infringers or of defending itself against infringement charges by other patent holders may be high and could interfere with Agritope's operations.

    Trade secrets and confidential know-how are important to Agritope's scientific and commercial success. Although Agritope seeks to protect its proprietary information through confidentiality agreements and appropriate contractual provisions, there can be no assurance that others will not develop independently the same or similar information or otherwise gain access to its proprietary information.

THE LOSS OF ANY KEY PERSONNEL COULD ADVERSELY AFFECT AGRITOPE'S BUSINESS.

    Agritope depends to a large extent on the abilities and continued participation of its principal executive officers and scientific personnel. The loss of key personnel could have a material adverse effect on its business and results of operations. Competition for management and scientific staff in the agricultural biotechnology field is intense. No assurance can be given that Agritope will be able to continue to attract and retain personnel with sufficient experience and expertise to satisfy its needs.

AGRITOPE MAY BE UNABLE TO PROFITABLY DEVELOP ITS PRODUCTS.

    Agritope's genetically engineered products are at various stages of development. There are difficult scientific objectives to be achieved in certain product development programs before the technological or commercial feasibility of the products can be demonstrated. Even Agritope's more advanced programs could encounter technological problems that may significantly delay or prevent product development or product introduction. There can be no assurance that any of Agritope's products under development, if and when fully developed and tested, will perform in accordance with its expectations, that it will obtain necessary regulatory approvals in a timely manner, if at all, or that its products can be successfully and profitably produced, distributed and sold.

CONSUMERS MAY NOT ACCEPT AGRITOPE'S GENETICALLY ENGINEERED PRODUCTS.

    The commercial success of Agritope's genetically engineered products will depend in part on public acceptance of the cultivation and consumption of genetically engineered plants and plant products. Public attitudes may be influenced by claims that genetically engineered plant products are unsafe for consumption, pose unknown risks to the environment and create legal and ethical dilemmas. Securing consumer confidence in genetically engineered products poses numerous challenges, both in the United States and in other countries. The market success of Agritope's products developed through biotechnology could be delayed or impaired because of such factors.

VANDALS MAY DAMAGE AGRITOPE'S RESEARCH FACILITIES OR TEST CROPS AND DELAY THE COMMERCIAL DEVELOPMENT OF ITS PRODUCTS.

    Certain biotechnology research facilities have recently been vandalized by persons who apparently oppose the development of genetically engineered plant products. Among other things, the vandals have damaged laboratory equipment and test crops. No assurance can be given that Agritope will be able to maintain the security of its research facilities. Any damage to Agritope's facilities or test crops could delay or impair development or introduction of its genetically engineered plant products.

AGRITOPE'S STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY.

    The market price of Agritope common stock is volatile. Announcements regarding technical innovations, the development of new products, the status of corporate collaborations and supply arrangements, public concern as to the safety or other implications of products, "online" discussions of Agritope and its common stock, regulatory approvals, patent or proprietary rights or other developments by Agritope or its competitors could have a significant effect on the market price of the common stock. Further, due to one or more of the foregoing or other factors, Agritope's results of operations in any future quarter may not meet the expectations of securities analysts or investors. In such event, the market price of its common stock could be materially and adversely affected. In addition, the stock markets have recently experienced significant price and volume fluctuations seemingly unrelated to the performance of individual companies. Broad market fluctuations as well as general economic and political conditions may also adversely affect the market price of Agritope common stock. The execution of the merger agreement with Exelixis may also cause the market price of Agritope common stock to trade in tandem with the market price of Exelixis common stock.

SUBSTANTIAL SALES OF AGRITOPE COMMON STOCK MAY REDUCE ITS MARKET PRICE.

    Any sales of substantial amounts of Agritope common stock in the public market, or the perception that such sales might occur, could materially adversely affect the market price of Agritope common stock.

ANTI-TAKEOVER PROVISIONS OF AGRITOPE'S CERTIFICATE OF INCORPORATION AND OTHER AGREEMENTS MAY DEPRESS THE MARKET PRICE OF AGRITOPE COMMON STOCK OR DELAY OR PREVENT A CHANGE OF CONTROL THAT YOU MAY FAVOR.

    Agritope's certificate of incorporation and bylaws may have the effect of making an acquisition of control of Agritope in a transaction not approved by its board of directors more difficult. The execution of the merger agreement with Exelixis may also prevent a competing offer for Agritope that you may favor. In addition, Agritope has adopted a stockholder rights plan, which may limit the unsolicited acquisition of its common stock. Further, subject to limitations prescribed by Delaware law, the Agritope board of directors has the authority to issue up to 10 million shares of preferred stock. The potential issuance of additional shares of Agritope capital stock and the other considerations referenced above may have the effect of delaying or preventing a change in control of Agritope, may discourage offers for its common stock and may adversely affect the market price of, and the voting and other rights of the holders of, Agritope common stock.

AGRITOPE'S PRODUCTS EXPOSE IT TO POTENTIAL LIABILITY AND MAY BE SUBJECT TO
RECALL.

    Agritope could be subject to claims for personal injury or other damages resulting from its products or services or product recalls. Agritope carries liability insurance against the negligent acts of certain of its employees and a general liability insurance policy that includes coverage for product liability, but not for product recall. In addition, Agritope may require increased product liability coverage as its products are commercially developed. Such insurance is expensive and, in the future, may not be available on acceptable terms, if at all. No assurance can be given that any product liability claim or product recall will not have a material adverse effect on Agritope's business, financial condition and results of operations.

                  THE SPECIAL MEETING OF AGRITOPE STOCKHOLDERS

DATE, TIME AND PLACE


    The special meeting of Agritope stockholders will be held on Friday, December 8, 2000 at 9:00 a.m., local time, at the Embassy Suites Hotel, located at 9000 SW Washington Square Road, Tigard, Oregon 97223. We are sending this prospectus/proxy statement to you in connection with the solicitation of proxies by the Agritope board of directors for use at the Agritope special meeting and any adjournments or postponements of the special meeting.


PURPOSE OF THE SPECIAL MEETING

    The purpose of the special meeting is:

    - to consider and vote upon a proposal to adopt the merger agreement; and

    - to transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

RECOMMENDATION OF THE AGRITOPE BOARD OF DIRECTORS

    THE AGRITOPE BOARD OF DIRECTORS HAS CONCLUDED THAT THE PROPOSAL TO ADOPT THE MERGER AGREEMENT IS ADVISABLE AND IN THE BEST INTERESTS OF AGRITOPE AND ITS STOCKHOLDERS AND HAS APPROVED AND ADOPTED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT THE STOCKHOLDERS VOTE "IN FAVOR" OF APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

RECORD DATE AND VOTING POWER


    Only holders of record of Agritope common stock and Agritope Series A preferred stock at the close of business on the record date, October 24, 2000, are entitled to notice of, and to vote at, the special meeting. There were approximately 755 holders of record of Agritope common stock and two holders of record of Agritope Series A preferred stock at the close of business on the record date, with 4,176,999 shares of Agritope common stock and 714,285 shares of Agritope Series A preferred stock issued and outstanding. Each share of Agritope common stock and Agritope Series A preferred stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See "Security Ownership by Certain Beneficial Owners of Agritope" for information regarding persons known to the management of Agritope to be the beneficial owners of more than 5% of the outstanding shares of Agritope capital stock.


VOTING AND REVOCATION OF PROXIES

    All properly executed proxies that are not revoked will be voted at the special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of Agritope capital stock properly executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted "IN FAVOR" of approval of the merger agreement and the transactions contemplated by the merger agreement in accordance with the recommendation of the Agritope board of directors.

    An Agritope stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the special meeting by executing and returning a proxy bearing a later date, filing written notice of revocation with the Secretary of Agritope stating that the proxy is revoked or attending the special meeting and voting in person.

ADMISSION TICKET

    If you plan to attend the annual meeting, an admission ticket or proof of ownership of Agritope stock must be shown at the door. Please call Gilbert N. Miller, Secretary of Agritope, at (503) 670-7702 to obtain an admission ticket if you have not received one with your proxy card.

REQUIRED VOTE

    The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of Agritope common stock and Series A preferred stock outstanding and entitled to vote at the special meeting is necessary to constitute a quorum at the meeting. The affirmative vote of the holders of a majority of the shares of Agritope common stock and Series A preferred stock outstanding as of the record date, voting together as a single class, is required to approve the proposal to adopt the merger agreement. In determining whether the proposal to adopt the merger agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the proposal to adopt the merger agreement.


    At the record date for the special meeting, the directors and executive officers of Agritope beneficially owned approximately 1,760,495 shares of Agritope capital stock, representing approximately 32.6% of the outstanding shares of Agritope capital stock entitled to vote at the meeting. As of September 7, 2000, the following directors and officers of Agritope have each entered into voting agreements with Exelixis accounting for an aggregate of 296,228 presently outstanding shares (not including unexercised options and warrants) or approximately 5.7% of Agritope's outstanding capital stock entitled to vote at the special meeting: Adolph J. Ferro, Gilbert N. Miller, W. Charles Armstrong, Roger L. Pringle, Michel de Beaumont, Nancy L. Buc, James T. King, Matthew G. Kramer and D. Ry Wagner. Pursuant to the voting agreements, they have each agreed to vote all shares of Agritope capital stock owned by them of record as of the record date in favor of the adoption of the merger agreement. In addition, they have granted Exelixis an irrevocable proxy to vote their shares of Agritope capital stock in favor of the approval and adoption of the merger agreement and the approval of the merger, and against certain actions which could interfere with, delay, discourage or adversely affect the transactions set forth in the merger agreement. See "Voting Agreement."


SOLICITATION OF PROXIES

    In addition to solicitation by mail, the directors, officers, employees and agents of Agritope may solicit proxies from Agritope stockholders by personal interview, telephone, telegram or otherwise. Exelixis and Agritope will each pay one-half of the cost of filing, printing and mailing this prospectus/ proxy statement in the solicitation of proxies from Agritope stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Agritope capital stock for the forwarding of solicitation materials to the beneficial owners of Agritope capital stock. Agritope will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. In addition, Agritope has retained D.F. King & Co., Inc. to assist it with the solicitation of proxies for the Agritope special meeting. Pursuant to its agreement, Agritope will pay D.F. King approximately $3,500 in fees for its services, plus out-of-pocket expenses.

OTHER MATTERS

    At the date of this prospectus/proxy statement, the Agritope board of directors does not know of any business to be presented at the special meeting other than as set forth in the notice accompanying this prospectus/proxy statement. If any other matters should properly come before the special meeting, it is intended that the shares of Agritope capital stock represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

                                   THE MERGER

GENERAL

    This section of the document describes aspects of the proposed merger that we consider to be important. The discussion of the merger in this prospectus/proxy statement and the description of the principal terms of the merger agreement are only summaries of the material features of the proposed merger. You can obtain a more complete understanding of the merger by reading the merger agreement, a copy of which is attached to this prospectus/proxy statement as Annex A. You are encouraged to read the merger agreement and the other annexes to this prospectus/proxy statement in their entirety.

GENERAL DESCRIPTION OF THE MERGER

    At the effective time, Athens Acquisition Corp. will be merged with and into Agritope. Agritope will be the surviving corporation and will continue as a wholly-owned subsidiary of Exelixis. In the merger, each share of Agritope capital stock outstanding at the effective time will automatically be converted into a fraction of a share of Exelixis common stock. The fractional share amount, or exchange ratio, will be calculated by dividing $14.00 by the average closing price of Exelixis common stock for the 20 trading days ending on, and including, the fifth trading day immediately preceding the closing date of the merger, subject to the issuance of a minimum of 0.28 of a share and a maximum of
0.35 of a share of Exelixis common stock for each outstanding share of Agritope capital stock.


    Based on the number of shares of Exelixis common stock and Agritope capital stock outstanding as of the record date, approximately 2,612,764 shares of Exelixis common stock will be issuable pursuant to the merger agreement, representing approximately 4% of the total Exelixis common stock to be outstanding after such issuance. This assumes that no Agritope or Exelixis stock options or warrants are exercised.


BACKGROUND

    As part of its long-term business strategy, Exelixis identifies and pursues opportunities for growth through the acquisition of, or combination with, complementary businesses. Exelixis and Agritope have been familiar with each other's businesses and complementary plant genomics research programs for a few years, and senior executives of the two companies have frequently encountered one another in a variety of business and industry settings.

    Initial contact between Agritope and Exelixis occurred in September 1999 when Lloyd Kunimoto, Exelixis' Senior Vice President, Business Development, contacted Matthew Kramer, Agritope's Vice President, Product Development, and initiated discussions as to possible scientific collaborations. Mr. Kramer and Mr. Kunimoto had previously worked together. A confidentiality agreement was signed on September 24, 1999.

    On October 19, 1999, Geoffrey Duyk, M.D., Ph.D., Exelixis' Chief Scientific Officer, and Mr. Kunimoto, met with Adolph J. Ferro, Ph.D., Agritope's President and Chief Executive Officer, and Mr. Kramer to further discuss a possible research collaboration; however, a formal research collaboration was not pursued at that time. Dr. Duyk and Mr. Kunimoto subsequently visited Agritope's Portland facility during October 1999.

    In November 1999, D. Ry Wagner, Ph.D., Agritope's Vice President of Research in Oregon, visited Exelixis' facility in South San Francisco at the invitation of Mr. Glen Hicks, the head of Exelixis' agricultural research effort. Possible areas of mutual research were discussed.

    On May 15, 2000, George A. Scangos, Ph.D., Exelixis' President and Chief Executive Officer, Dr. Duyk and Mr. Kunimoto met with Dr. Ferro, Mr. Kramer and Dr. Wagner. Dr. Scangos expressed interest in a possible research and development collaboration or a potential strategic business combination with Agritope.

    On May 16, 2000, Dr. Duyk and Mr. Kunimoto met with Dr. Ferro, Mr. Kramer, Gilbert N. Miller, Agritope's Executive Vice President, Chief Financial Officer and Secretary, and Dr. Wagner. The parties reviewed recent developments in the companies' research and development programs and again discussed the possibility of a research and development collaboration or a potential strategic combination of the two companies.

    On May 19, 2000, Dr. Scangos sent a letter to Dr. Ferro indicating Exelixis' interest in continuing to pursue a possible research and development collaboration or a potential strategic business combination with Agritope.
Dr. Ferro telephoned Dr. Scangos the next week indicating Agritope's interest in beginning preliminary technical due diligence and continuing discussions regarding a possible research and development collaboration or strategic business combination of the two companies.

    On May 24, 2000, Exelixis and Agritope entered into mutual nondisclosure agreements to initiate preliminary due diligence with respect to the other company's research programs and technology in connection with a possible research collaboration.

    On May 25, 2000, the two companies began financial and scientific due diligence with respect to the other company's business.

    On June 7, 2000, Dr. Ferro and Mr. Miller met with Dr. Duyk, Mr. Kunimoto and Glen Y. Sato, Exelixis' Vice President, Legal Affairs and Chief Financial Officer, at Exelixis to continue due diligence investigations. Exelixis and Agritope entered into a revised mutual nondisclosure agreement contemplating a possible strategic business combination and containing "standstill" provisions prohibiting each party from acquiring the other party's securities or taking certain other actions relating to the uninvited acquisition of the other party.

    During the month of June, senior executives of the two companies participated in a number of telephone calls with each other in which they discussed the process for additional due diligence investigations. After agreeing on how to proceed, Exelixis and Agritope each continued its financial, technical and scientific due diligence investigation of the other party.

    On July 7, 2000, Dr. Scangos and Dr. Ferro engaged in discussions concerning preliminary valuation issues, and they agreed to continue discussions regarding a potential strategic combination of the two companies.

    On July 12, 2000, Agritope engaged Prudential Securities Incorporated to provide financial advisory services to the Agritope board of directors.

    On July 17, 2000, Dr. Wagner met with senior executives and researchers at Exelixis to continue scientific due diligence investigations.

    On July 18, 2000, the Exelixis board of directors reviewed with its management various collaboration and acquisition opportunities in the agricultural genomics field. Discussions included a consideration of various public and private companies working in the area, including a general overview of intellectual property, strategic fit and financial opportunities.

    On July 25, 2000, the Agritope board of directors was briefed on the status of the discussions between the companies and received a presentation from Mr. Kunimoto and Dr. Duyk about Exelixis and its business plan and technology. The board also received a presentation from a representative of Prudential Securities on factors to consider in evaluating a possible transaction and other alternatives to enhance stockholder value.

    During the month of July, senior executives and researchers at Exelixis participated in various telephone conferences to continue due diligence investigations of Agritope. Legal due diligence request lists were exchanged and the chief financial officers of both companies and the respective outside legal counsel to both companies exchanged various telephone calls regarding the exchange of diligence materials. Each party and its legal counsel and financial advisors continued its due diligence investigation of the other party through September 7, 2000.

    On August 8, 2000, outside legal counsel to Exelixis delivered a first draft of a merger agreement to outside legal counsel to Agritope. From August 8, 2000 through September 7, 2000, representatives of Exelixis and representatives of Agritope and the respective outside legal counsel and financial advisors to Exelixis and Agritope had numerous telephone conferences during which the merger agreement and various related agreements were discussed and negotiated.

    On August 16, 2000, the Agritope board of directors met by telephone conference call to receive reports from its financial and legal advisors on the proposed financial terms of a possible transaction and the proposed merger agreement.

    On August 23, 2000, Exelixis entered into an engagement letter with SG Cowen Securities Corporation to provide financial advisory services to the board of directors in connection with a potential acquisition of Agritope.

    On August 31, 2000, the Agritope board of directors met again by telephone conference call to review the progress of the discussions with Exelixis, the effects of a possible transaction on Agritope's joint venture partners, the proposed executive employment agreements, certain provisions of the proposed merger agreement and the schedule for completion of the proposed transaction.

    On September 5 and 6, 2000, the Exelixis board of directors met to review the stage of the negotiations and to provide guidance to management in proceeding with the negotiation of the final purchase price and other significant terms and conditions of a proposed acquisition.

    On September 6, 2000, the Agritope board of directors met by telephone conference call to discuss the proposed pricing and other terms of the merger, the ancillary agreements requested by Exelixis and the various measures proposed to ensure that the transaction with Exelixis would be consummated.

    On September 7, 2000, the Agritope board of directors met to consider the proposed merger. Prudential Securities made a presentation to the board of directors regarding its analysis of the financial terms of the merger. In addition, the board of directors, members of Agritope management and representatives of Agritope's outside legal counsel and financial advisor discussed the terms of the merger agreement and related agreements. At the conclusion of the presentation and the discussion of the terms of the merger agreement and related agreements, Prudential Securities provided the Agritope board of directors with an oral opinion (subsequently confirmed in writing) based upon and subject to the certain assumptions, qualifications and limitations set forth in its written opinion, that, as of September 7, 2000, the consideration to be received by holders of Agritope common stock pursuant to the merger agreement was fair to the holders of Agritope common stock from a financial point of view. The members of the Agritope board of directors present at the special meeting voted unanimously to approve the merger agreement and the related agreements and the transactions contemplated by the merger agreement and the related agreements and authorized the officers of Agritope to finalize and execute the merger agreement and related agreements; one director was absent from the special meeting.

    On September 7, 2000, the Exelixis board of directors also met to consider the proposed merger. SG Cowen discussed with the board of directors the financial terms of the transaction. In addition, the board of directors, members of Exelixis management and representatives of Exelixis' outside legal counsel and financial advisor discussed the terms of the merger agreement and related agreements. At the conclusion of the financial presentation and the discussion of the terms of the merger agreement and related agreements, the Exelixis board of directors voted unanimously, with one director abstaining, to approve the merger agreement and the related agreements and the transactions contemplated by the merger agreement and the related agreements and authorized the officers of Exelixis to finalize and execute the merger agreement and related agreements.

    After the close of the market on September 7, 2000, the merger agreement and related agreements were executed and delivered by the parties, and Exelixis and Agritope issued a joint press release announcing the execution of the merger agreement.


    On October 25, 2000, the Agritope board of directors met by telephone conference call and considered current market conditions, Agritope's financial condition and prospects and other business and financial information. At the request of the Agritope board of directors, Prudential Securities also made a presentation to the board of directors regarding its current analysis of the financial terms of the transaction. At the conclusion of the presentation, Prudential Securities provided the Agritope board of directors with an updated oral opinion (subsequently confirmed in writing) based upon and subject to the certain assumptions, qualifications and limitations set forth in its written opinion, that, as of October 25, 2000, the consideration to be received by holders of Agritope common stock pursuant to the merger agreement was fair to the holders of Agritope common stock from a financial point of view. Following discussion, the members of the Agritope board of directors present at the special meeting voted unanimously to confirm the recommendation of the Agritope board of directors that the merger was advisable and in the best interest of Agritope and its stockholders; two directors were absent from the special meeting. The full text of the updated Prudential Securities opinion is attached as Annex C to this prospectus/proxy statement.


REASONS FOR THE MERGER

    The following discussion of the parties' reasons for the merger contains a number of forward-looking statements that reflect the current views of Exelixis or Agritope with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in "Summary--Forward-Looking Information" and "Risk Factors."

EXELIXIS' REASONS FOR THE MERGER

    Exelixis' primary reasons for seeking to consummate a business combination with Agritope are the beliefs of the Exelixis board of directors and management that a business combination would result in a number of benefits, including:

    - significantly advancing the plant model systems program in process at Exelixis;

    - providing the combined company with significant near-term collaboration opportunities;

    - accessing significant intellectual property rights that might not otherwise be available to Exelixis and permitting work in areas that Exelixis might otherwise avoid; and

    - enabling a highly sophisticated and fully operational plant genomics and field trial-capable plant program.

    The Exelixis board of directors has determined that the merger is in the best interests of Exelixis and its stockholders. In reaching its determination, the Exelixis board of directors considered a number of factors, including the factors discussed above and listed below. The conclusions of the Exelixis board of directors with respect to each of these factors supported its determination that the merger and the issuance of shares of Exelixis common stock in the merger were fair to, and in the best interests of,

Exelixis and its stockholders. The most relevant information reviewed and factors considered are set forth below:

    - the strategic benefits of the merger to Exelixis associated with the integration of Agritope's significant intellectual property and expertise in plant biology into Exelixis' model system genetics and comparative genomics research programs;

    - the judgment, advice and analyses of the Exelixis management with respect to the potential strategic, financial and operational benefits of the merger, including the Exelixis management's favorable recommendation of the merger, based in part on the business, technical, financial, scientific, accounting and legal due diligence investigations performed with respect to Agritope;

    - the discussion with SG Cowen at the September 7, 2000 meeting of the Exelixis board of directors regarding the financial terms of the transaction;

    - the complementary fit between Exelixis' and Agritope's cultures and research expertise, which should facilitate integration of the two companies; and

    - the terms of the merger agreement and related agreements, including price and structure, which were considered by both the board of directors and management of Exelixis to provide a fair and equitable basis for the merger.

    The Exelixis board of directors also considered a number of potentially negative factors in its deliberations concerning the merger. The negative factors considered by the Exelixis board of directors included:

    - the risk that the merger might not be completed in a timely manner or at all;

    - the negative impact of any corporate partner confusion or concern regarding ongoing research programs after announcement of the proposed merger;

    - the potential negative effect on the Exelixis common stock price if revenue from new or existing collaborations of the combined company are not met;

    - the potential loss of key Agritope employees critical to the ongoing success of the Agritope research and development programs and to the successful integration of the Exelixis and Agritope technologies;

    - the general difficulties of integrating research programs, research collaborations, technologies and companies;

    - the negative public perception of genetically engineered plant products;

    - the possibility of cultural conflicts between the two companies; and

    - the other risks and uncertainties discussed above under "Risk Factors."

    The foregoing discussion of information and factors considered by the Exelixis board of directors is not intended to be exhaustive but is believed to include all material factors considered by the board. In view of the wide variety of factors considered by the Exelixis board of directors, the Exelixis board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. In addition, the board of directors did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the Exelixis board of directors may have given different weights to different factors. After taking into account all of the factors set forth above, however, the Exelixis board of directors unanimously agreed, with one director abstaining, that the merger agreement and the merger were fair to, and in the best interests of, Exelixis and its stockholders and that Exelixis should proceed with the merger.

    THERE CAN BE NO ASSURANCE THAT THE BENEFITS OF THE POTENTIAL GROWTH, SYNERGIES OR OPPORTUNITIES CONSIDERED BY THE EXELIXIS BOARD OF DIRECTORS WILL BE ACHIEVED THROUGH CONSUMMATION OF THE MERGER. SEE "RISK FACTORS" BEGINNING ON PAGE 15.

AGRITOPE'S REASONS FOR THE MERGER

    At the meeting of the Agritope board of directors on September 7, 2000, the directors present at the meeting voted unanimously to enter into the merger agreement and to recommend that Agritope stockholders vote to adopt the merger agreement.

    Agritope's primary reasons for agreeing to consummate a business combination with Exelixis are the beliefs of the Agritope board of directors and management that a business combination would result in a number of benefits, including:

    - the expected benefits to Agritope stockholders by permitting them, as a result of the transaction, to own shares in a larger, better financed and more widely-followed public company, with increased trading liquidity for their investment;

    - the fact that the value of the shares of Exelixis common stock that Agritope stockholders will receive in the merger, as calculated on the date the merger agreement was signed, represents a premium of approximately 146% over the average of the closing market prices of Agritope common stock for the 20 days prior to the execution of the merger agreement;

    - the relatively limited ability of Agritope to attract capital, and the extensive management time required to be devoted to such activities, resulting in limited financial flexibility for Agritope;

    - the risks posed to stockholders by continuing as an independent company due to the extended period before Agritope's technology can realize the returns expected of it;

    - access to greater financial, technological and human resources to further Agritope's research programs and complete the commercialization of products; and

    - the opportunity to fund Agritope's continuing research programs at a higher level.

    The Agritope board of directors has concluded that the proposal to adopt the merger agreement is advisable and in the best interests of Agritope and its stockholders and has approved and adopted the merger and the merger agreement. In reaching its determination, the Agritope board of directors considered a number of factors, including the factors discussed above and listed below. The most relevant information reviewed and factors considered are set forth below:

    - the strategic fit between Agritope and Exelixis, and the belief that the combined company has the potential to enhance stockholder value through additional opportunities and operating efficiencies;

    - the opportunity for the combined company to compete more effectively in an increasingly competitive and rapidly changing market;

    - the ability of the two companies to combine their technological resources to develop new products with increased functionality and bring them to market faster;

    - the judgement, advice and analyses of Agritope's management with respect to the potential strategic financial and operational benefits of the merger, based in part on the business, technical, financial, accounting and legal due diligence investigations performed with respect to Exelixis;


    - the terms of the merger agreement and related agreements, including price and structure, which were considered by both the board of directors and management of Agritope to provide a fair and equitable basis for the merger;

    - the opinion of Agritope's financial advisor, Prudential Securities, based upon and subject to the assumptions, qualifications and limitations set forth in Prudential Securities' written opinion (portions of which analyses are described below under "--Opinion of Agritope's Financial Advisor"), that, as of September 7, 2000, the consideration to be received by the holders of Agritope common stock pursuant to the merger agreement was fair to the holders of Agritope common stock from a financial point of view; and



    - the updated opinion of Agritope's financial advisor, Prudential Securities, based upon and subject to the assumptions, qualifications and limitations set forth in Prudential Securities' written opinion, that, as of October 25, 2000, the consideration to be received by the holders of Agritope common stock pursuant to the merger agreement was fair to the holders of Agritope common stock from a financial point of view. The full text of the updated Prudential Securities opinion describes the basis for its opinion and is attached as Annex C to this prospectus/proxy statement.


    The Agritope board of directors also considered a number of potentially negative factors in its deliberations concerning the merger. The negative factors considered by the Agritope board of directors included:

    - the risk that the merger might not be completed in a timely manner or at all;

    - the potential negative effect on the price of Exelixis common stock if revenue expectations from new or existing collaborations of the combined company are not met;

    - the fixed nature of the exchange ratio and the resulting potential risk that, should there be a decrease in the market value of Exelixis common stock, the value of the consideration to be received by Agritope stockholders may be reduced;

    - the potential loss of key Agritope employees critical to the ongoing success of the Exelixis products and to the successful integration of ongoing research;

    - the general difficulties of integrating products, technologies and companies;

    - the possibility of cultural conflicts between the two companies; and

    - the other risks and uncertainties discussed above under "Risk Factors."

    The foregoing discussion of the information and factors considered by the Agritope board of directors is not intended to be exhaustive. In view of the wide variety of the material factors considered in connection with the evaluation of the merger and the complexity of these matters, the Agritope board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, the Agritope board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Agritope board of directors, but rather the Agritope board of directors conducted an overall analysis of the factors described above, including discussions with and questioning of Agritope's senior management, and legal and financial advisors. In considering the factors described above, individual members of the Agritope board of directors may have given different weight to different factors.

    THERE CAN BE NO ASSURANCE THAT THE BENEFITS OF THE POTENTIAL GROWTH, SYNERGIES OR OPPORTUNITIES CONSIDERED BY THE AGRITOPE BOARD OF DIRECTORS WILL BE ACHIEVED THOUGH CONSUMMATION OF THE MERGER. SEE "RISK FACTORS" BEGINNING ON PAGE 15.

OPINION OF AGRITOPE'S FINANCIAL ADVISOR


    On September 7, 2000, Prudential Securities delivered its oral opinion to the Agritope board of directors, which opinion was subsequently confirmed in writing and was based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, to the effect that, as of that date, the merger consideration to be received by holders of Agritope common stock pursuant to the merger agreement was fair to the holders of Agritope common stock from a financial point of view. Prudential Securities also presented the financial analysis underlying its opinion at a meeting of the Agritope board of directors on September 7, 2000. Prudential Securities updated the original opinion by delivery of an oral opinion to the Agritope board of directors at a meeting held on October 25, 2000, which opinion was confirmed in writing.



    A copy of the updated Prudential Securities opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this prospectus/proxy statement as Annex C and is incorporated herein by reference. The summary of the opinion of Prudential Securities set forth below is qualified in its entirety by reference to the full text of the updated Prudential Securities opinion. Agritope stockholders are urged to read the Prudential Securities opinion in its entirety.



    THE OPINION OF PRUDENTIAL SECURITIES IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO THE HOLDERS OF AGRITOPE COMMON STOCK FROM A FINANCIAL POINT OF VIEW. IT DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE MEETING OR AS TO ANY OTHER ACTION SUCH STOCKHOLDER SHOULD TAKE REGARDING THE MERGER.



    In conducting its analysis and arriving at the Prudential Securities opinions, Prudential Securities reviewed information and considered financial data and other factors as Prudential Securities deemed relevant under the circumstances, including the following:



    - the merger agreement;


    - publicly available historical financial and operating data for Agritope, including:

       - the annual report on Form 10-K for the fiscal year ended September 30, 1999;

       - the quarterly report on Form 10-Q for the quarter ended June 30, 2000; and

       - the proxy statement for the annual meeting of stockholders held on February 29, 2000.

    - publicly available historical financial and operating data for Exelixis, including, but not limited to:

       - the amended registration statement on Form S-1 filed on April 7, 2000;

       - the quarterly report on Form 10-Q for the quarter ended June 30, 2000; and

       - the proxy statement for the annual meeting of stockholders held on July 25, 2000.

    - certain internal financial statements and other financial and operating data concerning Agritope, including certain financial forecasts, prepared by the management of Agritope;

    - certain internal financial statements and other financial and operating data concerning Exelixis, including certain financial forecasts, prepared by the management of Exelixis;

    - historical stock prices and trading volumes for Agritope common stock and Exelixis common stock;

    - publicly available financial, operating and stock market data concerning companies engaged in businesses Prudential Securities deemed reasonably similar to those of Exelixis and Agritope;

    - the financial terms of selected recent merger or acquisition transactions Prudential Securities deemed relevant to its inquiry; and

    - other financial studies, analyses and investigations that Prudential Securities deemed appropriate.


    Prudential Securities assumed, with Agritope's consent, that the merger would be consummated on the terms described in the merger agreement without any waiver of any material terms or conditions.


    Prudential Securities discussed with the senior management of Agritope and Exelixis (1) the prospects for their respective businesses; (2) their estimates of the respective companies' future financial performance; (3) the financial impact of the merger on the respective companies; and (4) other matters that Prudential Securities deemed relevant.


    In connection with its review and analysis and in the preparation of its opinions, Prudential Securities relied upon the accuracy and completeness of the financial and other information publicly available or provided to it by Agritope and Exelixis and has not undertaken any independent verification of this information or any independent valuation or appraisal of any of the assets or liabilities of Agritope or Exelixis. Further, Prudential Securities was not provided with any valuation or appraisal. With respect to the financial forecasts Agritope's and Exelixis' management provided to Prudential Securities, Prudential Securities assumed that the information represented each respective management's best then available estimate as to the future financial performance of Agritope and Exelixis, respectively, and that Agritope and Exelixis would perform in accordance with the forecasts within the time frames indicated. The Prudential Securities opinions are predicated on the merger qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended.


    In connection with Prudential Securities' advisory assignment, Prudential Securities was not authorized by Agritope or the Agritope board of directors to solicit, nor did Prudential Securities solicit, indications of interest from third parties for the acquisition of all or part of Agritope.


    The Prudential Securities opinions were based on economic, financial and market conditions as they existed on the respective dates of the opinions and can only be evaluated as of such dates. In its updated opinion, Prudential Securities noted that if the closing date of the merger occurred on October 25, 2000, the Exelixis average closing price used to calculate the exchange ratio would be less than $40.00 and, consequently, the exchange ratio would be fixed at 0.35. In addition, Prudential Securities noted that there will be no adjustment to such exchange ratio if the actual Exelixis average closing price used to calculate the exchange ratio at the closing date of the merger is less than or equal to $40.00. The updated Prudential Securities opinion does not in any manner address the prices at which the Exelixis common stock will trade prior to or following the consummation of the merger. Prudential Securities assumes no responsibility to update or revise the Prudential Securities opinion based upon events or circumstances occurring after the date of the opinion.



    The Prudential Securities opinions do not address nor should they be construed to address the relative merits of the merger or alternative business strategies that may be available to Agritope.



    The Prudential Securities opinions, including Prudential Securities' presentation of the opinion to the Agritope board of directors on September 7, 2000, were one of the many factors that the Agritope board of directors took into consideration in approving the merger agreement and recommending approval of the merger agreement by the stockholders. The exchange ratio was determined through arms'-length negotiations between Agritope and Exelixis. Consequently, Prudential Securities' analyses described below should not be viewed as determinative of the opinion of the Agritope board of directors with respect to the merger consideration.



    In arriving at the Prudential Securities opinions, Prudential Securities performed a variety of financial analyses, including those summarized in this prospectus/proxy statement. The summary set forth below of the analyses presented to the Agritope board of directors at the September 7, 2000 meeting is not a complete description of the analyses performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstance. Therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. Prudential Securities believes that its analyses must be considered as a whole and selecting portions of its opinions or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the Prudential Securities opinion. Prudential Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Agritope and Exelixis. Any estimates contained in Prudential Securities' analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the values of businesses and securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses presented by Prudential Securities to the Agritope board of directors on September 7, 2000.


    PRECEDENT TRANSACTIONS ANALYSIS. Prudential Securities analyzed the consideration paid in six recent merger and acquisition transactions that Prudential Securities deemed to be reasonably similar to the merger, and considered, based on publicly available information for such transactions,
(1) the multiple of the acquired entity's equity value (as used herein, equity value is defined as the price paid per share in the transaction multiplied by the diluted number of shares outstanding) to the acquired entity's tangible book value and the multiple of the acquired entity's enterprise value (as used herein, enterprise value means the equity value plus total debt, minus cash and cash equivalents) to the acquired entity's latest twelve months' revenues; and
(2) the applicable premiums paid over the acquired entity's public stock trading prices one day, one week and four weeks prior to the announcement of each transaction. Prudential Securities selected these transactions based on its knowledge of Agritope's and Exelixis' financial and operating characteristics, the financial terms of the merger, its familiarity with and experience in the industries in which Agritope and Exelixis operate and its review and assessment of the publicly available financial terms of recent acquisition transactions. The transactions considered were the combinations of:

    - Signal Pharmaceuticals, Inc. and Celgene Corporation;

    - Research Genetics Inc. and Invitrogen Corp.;

    - CombiChem, Inc. and E.I. du Pont de Nemours and Company;

    - Mycogen Corp. and Dow AgroSciences;

    - Genquest Inc. and Corixa Corp; and

    - Calgene Inc. and Monsanto Co.

    These precedent transactions were found to imply for each acquired entity equity values as a multiple of tangible book value within a range of 3.9x to 95.2x and enterprise values as a multiple of latest twelve months revenue within a range of 4.6x to 43.3x. Applying these multiples to Agritope's operating results for the twelve months ended, and financial condition as of, June 30, 2000 resulted in implied exchange ratios ranging from 0.0841 to 1.2836, with a median exchange ratio of 0.1416.

    The precedent transactions used in this analysis were found to imply for the acquired entity a premium within a range of 22.7% to 62.0%, 26.2% to 60.0% and 27.3% to 60.0% for the one day, one week and four week periods prior to the announcements, respectively. Applying the average of the low premiums for each period and the average of the high premiums for each period to Agritope's diluted market capitalization (defined as diluted shares outstanding multiplied by Agritope's closing stock price on September 6, 2000) and using an Exelixis closing stock price of $44.25 on September 6, 2000, resulted in an implied range for the exchange ratio of 0.1496 to 0.1917, with a median exchange ratio of 0.1597.

    PUBLICLY TRADED COMPANIES ANALYSIS. Prudential Securities employed an analysis of publicly traded companies considered by Prudential Securities to be reasonably similar to Agritope to establish a range of implied exchange ratios. Prudential Securities selected these companies based on its knowledge of Agritope's business and financial and operating characteristics, its familiarity with and experience in the industries in which Agritope operates and its review and assessment of publicly available financial data for such companies. Prudential Securities analyzed publicly available historical financial results, including multiples of current enterprise value to committed capital or revenue of selected publicly traded companies. As used herein, committed revenue refers to existing and visible future revenue streams from current collaborations. The publicly traded companies used in the analysis included:

    - Exelixis;

    - Large Scale Biology Corporation;

    - Maxygen Inc.;

    - Myriad Genetics, Inc.; and

    - Paradigm Genetics, Inc.

    Based on their September 7, 2000 closing stock prices, these comparable companies were found to have a range of enterprise values as a multiple of current committed revenues of 4.1x to 26.9x. Applying these multiples to Agritope's current committed revenues for the twelve month period ended
June 30, 2000 resulted in implied exchange ratios ranging from 0.3527 to 2.3360, with a median exchange ratio of 0.9200.

    None of the acquired entities analyzed in the above precedent transactions analysis or the publicly traded companies analyzed in the above publicly traded companies analysis, both of which are for comparative purposes, is identical to Agritope, and none of the transactions is identical to the merger. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the acquired entities and the publicly traded companies and other factors that could affect the operating results for each of the publicly traded companies and the consideration paid for each of the acquired entities, as well as that of Agritope.

    CONTRIBUTION ANALYSIS. Prudential Securities examined Agritope's and Exelixis' relative contributions to projected calendar 2000 and 2001 revenues, operating income and pre-tax income for the combined company and compared these results to the percentage of post-merger Exelixis common stock that the current Agritope stockholders and Exelixis stockholders, respectively, would hold. In performing its analysis, Prudential Securities relied upon publicly available forecasts published by securities research analysts with respect to Exelixis and upon financial data provided by Agritope management with respect to Agritope. The projections used in the contribution analysis were calculated based on pure contribution on a stand-alone basis and did not include synergies or transaction costs related to the merger. Prudential Securities observed that for the projected calendar 2000 and 2001 years, Agritope would contribute 33.1% and 41.0% of the combined company's pro forma revenues, respectively. An analysis of operating income and pre-tax income is not meaningful for calendar year 2000 and 2001 because Exelixis is projected to have negative operating income and pre-tax income for this period.

    Prudential Securities also examined Agritope's and Exelixis' projected relative contributions to total assets and tangible book value of the combined company at June 30, 2000. Agritope would contribute 8.4% of the combined company's pro forma total assets and 5.6% of the combined company's pro forma tangible book value.

    Based on the closing price for September 6, 2000 of Agritope and Exelixis and the exchange ratio of 0.3164 (assuming the closing price of Exelixis common stock on such date was used to calculate the exchange ratio in the merger agreement), Agritope and Exelixis stockholders are estimated to hold 4.0% and 96.0%, respectively, in the combined company on a diluted, treasury stock basis.


    In connection with its opinion dated as of October 25, 2000, Prudential Securities confirmed its September 7, 2000 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith.


    The Agritope board of directors selected Prudential Securities to provide a fairness opinion because it is a nationally recognized investment banking firm engaged in the valuation of businesses and their securities in connection with merger and acquisition transactions and because it has substantial experience in transactions similar to the merger. Pursuant to its engagement letter, Prudential Securities will receive a fee payable upon completion of the merger equal to the greater of (1) $850,000 or (2) a fee based upon the total consideration to be received by Agritope, its stockholders or employees in the merger, which was approximately $2,867,000 based on the closing price of Exelixis common stock on September 6, 2000. Agritope has agreed to reimburse Prudential Securities' reasonable out-of-pocket expenses, including fees and disbursements of counsel, and will indemnify Prudential Securities and certain related persons against certain liabilities, including liabilities under securities laws, arising out of the merger or its engagement. In the past, Prudential Securities has provided financial advisory services to Agritope and has received fees for these services. In the ordinary course of business, Prudential Securities may actively trade shares of Agritope and Exelixis common stock for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities.

INTERESTS OF AGRITOPE'S OFFICERS AND DIRECTORS IN THE MERGER

    In considering the recommendation of the Agritope board of directors with respect to adopting the merger agreement, the Agritope stockholders should be aware that certain members of the board of directors and management of Agritope have interests in the merger that are in addition to the interests of stockholders of Agritope generally. The Agritope board of directors was aware of these interests and considered them, among other matters, in approving the principal terms of the merger, the merger agreement and the merger transactions.

    INDEMNIFICATION AND INSURANCE. The merger agreement provides for the survival after the merger of all indemnification rights of the members of the board directors and officers of Agritope for acts and omissions occurring before the merger, as their rights existed as of September 7, 2000, in the Agritope bylaws and in indemnification agreements with Agritope. Exelixis will guarantee that the surviving company observes all of these indemnification rights to the fullest extent permitted by Delaware law for a period of five years after the merger. In addition, until December 31, 2006, Exelixis will provide a directors' and officers' liability insurance policy covering those persons who are currently covered by Agritope's directors' and officers' liability insurance policy that is on terms and conditions substantially similar to Agritope's existing policy or, if substantially equivalent insurance coverage is unavailable, the most comparable coverage.

    AUTOMATIC ACCELERATION OF STOCK OPTIONS; SEVERANCE PAYMENTS. Under the Agritope 1997 Stock Award Plan, all unvested options will become exercisable immediately before the completion of a change in control. The merger is a change in control for this purpose. Therefore, all options held by Adolph J. Ferro, Ph.D. (489,035 shares), Gilbert N. Miller (253,912 shares), Matthew G. Kramer (122,485 shares), D. Ry Wagner, Ph.D. (143,900 shares), Joseph A. Bouckaert (102,071 shares), Michel de Beaumount (40,000 shares), Nancy L. Buc (40,000 shares), W. Charles Armstrong (40,000 shares),

James T. King (35,000 shares) and Roger L. Pringle (40,000 shares) of Agritope under this plan will be fully vested immediately before the effective time of the merger.

    Under the terms of their employment contracts, each of the executive officers will be paid one year of salary if employment is terminated without cause (two years in the case of Adolph J. Ferro and Gilbert N. Miller). If there is a change in control of Agritope and the officer is terminated within 12 months, the terminated officer will be paid two years of salary (three years in the case of Adolph J. Ferro and Gilbert N. Miller). The merger will cause a change in control of Agritope.

    Adolph J. Ferro, Gilbert N. Miller, Matthew G. Kramer and D. Ry Wagner may not compete with Agritope for one year after their respective termination except by waiving the right to receive subsequent post-termination payments.

    Adolph J. Ferro and Gilbert N. Miller have agreed to assist with an orderly management transition and have announced plans to depart shortly after the closing of the merger.

    On October 9, 2000, Exelixis entered into employment agreements with Messrs. Kramer and Wagner that are effective as of the closing of the merger. Under their respective agreements, each individual will become an employee for a term of two years and, in the event to termination of employment by Exelixis prior to the expiration of the two-year term, will be entitled payment of their then current salary for the remainder of the term of the agreement. The agreements provide that no payments shall be made if the individual voluntarily terminates his employment prior to the expiration of the term; provided that the individual shall not compete with Exelixis and shall be entitled to payment for a minimum term of one year if termination occurs prior to the first anniversary of the effective date of the agreement.

    LOCK-UP AGREEMENTS. Adolph J. Ferro, Ph.D. (also an executive officer), Gilbert N. Miller (also an executive officer), W. Charles Armstrong, Roger L. Pringle, Michel de Beaumont, Nancy L. Buc and James T. King, each a director of Agritope, and Matthew G. Kramer and D. Ry Wagner, Ph.D., each an executive officer of Agritope, have each entered into a lock-up agreement with Exelixis dated as of September 7, 2000. Each such party has agreed in the lock-up agreement that from the closing date of the merger until 180 days after the closing date of the merger they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Exelixis common stock.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material federal income tax considerations of the merger that are expected to apply generally to Agritope stockholders upon an exchange of their Agritope capital stock for Exelixis common stock in the merger. This summary is based upon current provisions of the Internal Revenue Code, existing regulations under the Internal Revenue Code and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to Exelixis, Agritope or the stockholders of Agritope as described in this summary. No attempt has been made to comment on all federal income tax consequences of the merger that may be relevant to particular holders, including holders:

    - who are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies and tax-exempt entities;

    - who are subject to the alternative minimum tax provisions of the Internal Revenue Code;

    - who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

    - who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy;

    - whose shares are qualified small business stock for purposes of
      Section 1202 of the Internal Revenue Code; and

    - who do not hold their shares as capital assets.

    In addition, the following discussion does not address the tax consequences of the merger under state, local and foreign tax laws. Furthermore, the following discussion does not address (i) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Agritope shares are acquired or Exelixis shares are disposed of,
(ii) the tax consequences to holders of options issued by Agritope which are assumed, exercised or converted, as the case may be, in connection with the merger, (iii) the tax consequences of the receipt of Exelixis shares other than in exchange for Agritope shares, or (iv) the tax implications of a failure of the merger to qualify as a reorganization. Accordingly, holders of Agritope capital stock are advised and expected to consult their own tax advisers regarding the federal income tax consequences of the merger in light of their personal circumstances and the consequences under state, local and foreign tax laws.

    It is a condition to the consummation of the merger that Cooley Godward LLP and Tonkon Torp LLP must render tax opinions that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (a "Reorganization"). The tax opinions discussed in this section assume and are conditioned upon the following:

    - the truth and accuracy of the statements, representations and warranties contained in the merger agreement, in the tax certificates to be received from Exelixis, Athens Acquisition Corp. and Agritope to support the tax opinions and in all other instruments and documents related to the formation, organization and operation of Exelixis, Athens Acquisition Corp. and Agritope examined by and relied upon by Cooley Godward LLP and Tonkon Torp LLP in connection with the merger;

    - that original documents submitted to such counsel are authentic, documents submitted to such counsel as copies conform to the original documents, and that all of these documents have been (or will be by the effective time) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness of these documents;

    - that all covenants contained in the merger agreement and the tax certificates, described above, are performed without waiver or breach of any material provision of these covenants; and

    - that any representation or statement made "to the knowledge of" or similarly qualified is correct without that qualification.

    No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, stockholders of Agritope should be aware that the tax opinions discussed in this section are not binding on the IRS, the IRS could adopt a contrary position and a contrary position could be sustained by a court.

    Subject to the assumptions and limitations discussed above, it is the opinion of Cooley Godward LLP, tax counsel to Exelixis, and Tonkon Torp LLP, tax counsel to Agritope, that:

    - the merger will be treated for federal income tax purposes as a Reorganization;

    - Exelixis, Athens Acquisition Corp. and Agritope will each be a party to the Reorganization;

    - Exelixis, Athens Acquisition Corp. and Agritope will not recognize any gain or loss solely as a result of the merger;

    - stockholders of Agritope will not recognize any gain or loss upon the receipt of solely Exelixis common stock for their Agritope capital stock, other than with respect to cash received in lieu of fractional shares of Exelixis common stock;

    - the aggregate basis of the shares of Exelixis common stock received by an Agritope stockholder in the merger (including any fractional share deemed received) will be the same as the aggregate basis of the shares of Agritope capital stock surrendered in exchange therefor;

    - the holding period of the shares of Exelixis common stock received by an Agritope stockholder in the merger will include the holding period of the shares of Agritope capital stock surrendered in exchange therefor; and

    - a stockholder of Agritope who receives cash in lieu of a fractional share will recognize capital gain or loss equal to the difference, if any, between such stockholder's basis in the fractional share and the amount of cash received.

    Agritope stockholders will be required to attach a statement to their federal income tax returns for the year of the merger that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the stockholder's tax basis in the stockholder's Agritope capital stock and a description of the Exelixis common stock received.

    Irrespective of the merger's status as a Reorganization, an Agritope stockholder will recognize gain to the extent shares of Exelixis common stock received in the merger are treated as received in exchange for services or property other than solely Agritope capital stock. All or a portion of any such gain could be taxable as ordinary income. Gain also will be recognized to the extent an Agritope stockholder is treated as receiving (directly or indirectly) consideration other than Exelixis common stock in exchange for Agritope capital stock or to the extent the Agritope capital stock surrendered in the merger is not equal in value to the Exelixis common stock received in exchange therefor.

    BACKUP WITHHOLDING. With respect to a cash payment received by an Agritope stockholder in lieu of a fractional share of Exelixis common stock, a noncorporate stockholder of Agritope may be subject to backup withholding at a rate of 31%. However, backup withholding will not apply to a stockholder who either (i) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute
Form W-9 that will be included as part of the transmittal letter, or
(ii) otherwise proves to Exelixis and its exchange agent that the stockholder is exempt from backup withholding.

    DISSENTING STOCKHOLDERS. A dissenting stockholder of Agritope capital stock who perfects appraisal rights will generally be treated as having received a distribution in redemption of his or her stock subject to the provisions and limitations of Sections 302 and 356(a)(2) of the Internal Revenue Code. While the tax consequences of such a redemption depend on a stockholder's particular circumstances, a dissenting stockholder who, after the merger, does not own (actually or constructively) any capital stock of either Agritope or Exelixis will generally recognize gain or loss with respect to a share of Agritope capital stock equal to the difference between the amount of cash received and his or her basis in such share. This gain or loss should be capital gain or loss, provided such share is held as a capital asset.

    CONSEQUENCES OF IRS CHALLENGE. A successful challenge by the IRS to the Reorganization status of the merger would result in significant adverse tax consequences to the Agritope stockholders. Under these circumstances, Agritope stockholders would recognize taxable gain or loss with respect to each share of Agritope capital stock surrendered equal to the difference between each stockholder's basis in such share and the fair market value, as of the effective time of the merger, of the Exelixis common stock received in exchange therefor. In such event, an Agritope stockholder's aggregate basis in the Exelixis common stock so received would equal its fair market value, and the holding period of such stock would begin the day after the effective time of the merger.

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ANTICIPATED ACCOUNTING TREATMENT

    For purposes of financial reporting, the merger is expected to be treated as a "purchase."

GOVERNMENTAL APPROVALS

    Transactions such as the merger are subject to review by the Department of Justice and the FTC to determine whether they comply with applicable antitrust laws. Under the provisions of the HSR Act, the merger may not be consummated until the specified waiting period requirements of the HSR Act have been satisfied. Exelixis and Agritope filed premerger notification reports, together with requests for early termination of the waiting period, with the Department of Justice and the FTC under the HSR Act on September 21, 2000, and the waiting period terminated on October 2, 2000.

RESTRICTIONS ON RESALES BY AFFILIATES

    The shares of Exelixis common stock to be received by Agritope stockholders in the merger have been registered under the Securities Act and, except as described in this paragraph, may be freely traded without restriction. The shares of Exelixis common stock to be issued in the merger and received by persons who may be considered to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of Agritope before the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. The merger agreement provides that Exelixis will obtain a signed affiliate agreement from all persons who may be considered affiliates of Agritope. The affiliate agreements provide that these persons will not sell, transfer or otherwise dispose of any shares of Exelixis common stock at any time in violation of the Securities Act or the rules and regulations promulgated under the Securities Act, including Rule 145. Exelixis has obtained executed affiliate agreements from all persons known to Agritope management to be an affiliate.

APPRAISAL RIGHTS OF DISSENTING AGRITOPE STOCKHOLDERS

    Any Agritope stockholder who does not wish to accept the consideration provided in the merger agreement has the right to demand the appraisal of, and to be paid the fair market value for, the stockholder's shares of Agritope common stock or Series A preferred stock. The value of the Agritope capital stock for this purpose will exclude any element of value arising from the completion of expectation of the merger.

    In order for an Agritope stockholder to exercise his or her right to an appraisal, the stockholder must deliver to Agritope a written demand for appraisal of the stockholder's shares of Agritope capital stock, as provided by Delaware law, prior to the date of the Agritope special meeting.

    Simply voting against the adoption of the merger agreement will not be considered a demand for appraisal rights. Any Agritope stockholder who fails to send a written demand to the Secretary of Agritope at 16160 S.W. Upper Boones Ferry Road, Portland, Oregon 97224, will lose the right to an appraisal. In addition, any stockholder who votes for the adoption of the merger agreement will lose the right to an appraisal.

    The preceding discussion is not a complete statement of the law pertaining to appraisal rights under Section 262 of the Delaware General Corporation Law, which is attached as Annex D to this prospectus/proxy statement.

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
                     CERTAIN TERMS OF THE MERGER AGREEMENT

    THE FOLLOWING DESCRIPTION OF THE MERGER AGREEMENT DESCRIBES THE MATERIAL TERMS OF THE MERGER AGREEMENT. THE FULL TEXT OF THE MERGER AGREEMENT IS ATTACHED AS ANNEX A TO THIS PROSPECTUS/PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. WE ENCOURAGE YOU TO READ THE ENTIRE MERGER AGREEMENT.

THE MERGER

    The merger agreement provides that at the effective time, Athens Acquisition Corp. will be merged with and into Agritope. Upon completion of the merger, Agritope will continue as the surviving corporation and will be a wholly-owned subsidiary of Exelixis.

EFFECTIVE TIME OF THE MERGER

    The merger shall take effect at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be specified in the certificate of merger. If all the conditions to the merger agreement are satisfied or waived, we anticipate that the filing of the certificate of merger will occur no later than the fifth business day after such satisfaction or waiver.

MANNER AND BASIS OF CONVERTING SHARES

    The merger agreement provides that, as of the effective time of the merger, by virtue of the merger and without any further action on the part of Exelixis, Athens Acquisition Corp., Agritope or any stockholder of Agritope:

    - each share of Agritope capital stock that is held by Agritope or any subsidiary of Agritope, or is held in the treasury of Agritope and each share of Agritope capital stock that is owned by Exelixis or Athens Acquisition Corp., or any other subsidiary of Exelixis, will automatically be cancelled without consideration; and

    - each issued and outstanding share of Agritope capital stock, other than dissenting shares and shares referred to in the immediately preceding bullet point, will be converted into the right to receive a fraction of a share of Exelixis common stock equal to the exchange ratio.

    The exchange ratio will be equal to a fraction (rounded to the nearest fifth decimal point) obtained by dividing $14.00 by the Exelixis average closing price. The Exelixis average closing price is defined as the average of the closing sale prices of a share of Exelixis common stock as reported on the Nasdaq National Market for the 20 trading days ending on, and including, the fifth trading day immediately before the closing date of the merger (rounded to the nearest hundredth). However:

    - if the Exelixis average closing price is less than or equal to $40.00, then the exchange ratio will be equal to 0.35; and

    - if the Exelixis average closing price is greater than or equal to $50.00, then the exchange ratio will be equal to 0.28.

    As soon as practicable following the effective time of the merger, Exelixis will deposit with ChaseMellon Shareholder Services LLC, which Exelixis has selected as the exchange agent, (1) certificates representing the shares of Exelixis common stock issuable under the merger agreement and (2) a sufficient amount of cash to provide for cash payments in lieu of fractional shares. Following the effective time, ChaseMellon Shareholder Services will mail to each record holder of Agritope capital stock a transmittal letter, which record holders will use to exchange Agritope capital stock certificates for Exelixis common stock certificates, and cash for any fractional shares. Upon surrender of an Agritope stock certificate to ChaseMellon Shareholder Services, together with a duly executed letter of transmittal and other documents reasonably requested by ChaseMellon Shareholder Services or Exelixis, the holder of the Agritope stock certificate shall be entitled to receive a certificate

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
representing the number of whole shares of Exelixis common stock which such holder has the right to receive under the merger agreement in exchange for the shares formerly represented by the Agritope stock certificate and cash in lieu of any fractional shares. Immediately following the surrender of an Agritope stock certificate to ChaseMellon Shareholder Services for this exchange, the Agritope stock certificate shall be cancelled. Following the first anniversary of the effective time of the merger, Exelixis has the right to demand return of all certificates representing shares of Exelixis common stock and cash for payment in lieu of any fractional shares which then remain undistributed. Following such distribution to Exelixis, former Agritope stockholders who have yet to surrender their Agritope stock certificates should seek to exchange their certificates with Exelixis for certificates representing Exelixis common stock, together with cash in lieu of any fractional shares.

    If any shares of Agritope capital stock outstanding immediately prior to the effective time are unvested or subject to a repurchase option, risk of forfeiture or other similar condition, then the shares of Exelixis common stock issued in exchange for such shares will also be unvested or subject to the same repurchase option, risk of forfeiture or other similar condition.

    No fractional shares of Exelixis common stock will be issued in the merger. Instead, each Agritope stockholder entitled to a fractional share will receive a cash amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price for a share of Exelixis common stock on the Nasdaq National Market on the second day preceding the closing date of the merger.

    Without any further action on the part of Exelixis, Athens Acquisition Corp. or Agritope, after the effective time and until it is surrendered and exchanged, each Agritope stock certificate shall be deemed to represent only the right to receive shares of Exelixis common stock and the right to receive cash in lieu of any fractional shares. Exelixis will not pay dividends or other distributions on any shares of Exelixis common stock to be issued in exchange for any unsurrendered Agritope common stock or Series A preferred stock certificate until the Agritope common stock or Series A preferred stock certificate is surrendered as provided in the merger agreement.

    If, between the date of the merger agreement and the effective time of the merger, the outstanding shares of Agritope or Exelixis common stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, the exchange ratio will be properly adjusted.

AGRITOPE STOCK OPTIONS AND WARRANTS

    At the effective time, Exelixis will assume each outstanding Agritope stock option. Each outstanding Agritope stock option will be converted into and become the right to purchase the number of shares of Exelixis common stock determined by multiplying the number of shares of Agritope common stock subject to such Agritope stock option immediately prior to the effective time by the exchange ratio, rounding down to the nearest whole share. The per share exercise price under each such Agritope option will be adjusted by dividing the per share exercise price under the Agritope option by the exchange ratio and rounding up to the nearest whole cent. All other terms and conditions of the Agritope stock options will not change and will operate in accordance with their terms. Instead of assuming Agritope stock options, Exelixis may at its election replace the outstanding Agritope options with replacement stock options with terms no less favorable than the terms of the original Agritope stock option to purchase shares of Exelixis common stock. The number of shares of Exelixis common stock purchasable upon exercise of the replacement stock option and the exercise price per share would be determined in the same way as if the Agritope options had been assumed.

    At the effective time, Exelixis will assume each outstanding warrant for the purchase of Agritope capital stock. Each outstanding Agritope warrant will be converted into and become the right to

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
purchase the number of shares of Exelixis common stock determined by multiplying the number of shares of Agritope capital stock subject to such Agritope warrant immediately prior to the effective time by the exchange ratio, rounding down to the nearest whole share. The per share exercise price under each such Agritope warrant will be adjusted by dividing the per share exercise price under the Agritope warrant by the exchange ratio and rounding up to the nearest whole cent. All other terms and conditions of the Agritope warrants will not change and will operate in accordance with their terms.

AGRITOPE EMPLOYEE STOCK PURCHASE PLAN

    Agritope's employee stock purchase plan will be terminated at the effective time of the merger. The last business day before the effective time will be treated as the last day of each offering period then underway under the employee stock purchase plan. Pro-rata adjustments may be required under the employee stock purchase plan to reflect each reduced offering period, but each offering period will otherwise be treated as a fully effective and completed offering period for all purposes of the plan. The change in each offering period described above is conditioned upon the completion of the merger.

CONTINUATION OF BENEFITS

    All employees of Agritope and its subsidiaries who continue employment with Exelixis after the effective time will be eligible to participate in Exelixis' health, vacation and other employee benefit plans, to the same extent as current employees of Exelixis in similar positions and at similar grade levels. Employees of Agritope who continue employment with Exelixis may also participate in Exelixis' employee stock purchase plan upon the commencement of the first new offering period that begins following the effective time of the merger. Further, until such time that the continuing Agritope employees are covered under an employee benefit plan of Exelixis, they shall continue to be covered under the corresponding Agritope plan that offers the same type of benefit, PROVIDED, HOWEVER, (A) that in the case of plans for which Agritope maintains a plan offering the same type of benefit, such eligibility need not be offered by Exelixis until the corresponding plan of Agritope ceases to be available after the effective time, (B) nothing shall limit the right of Exelixis to amend or terminate any such health and/or welfare benefit plan at any time and (C) if Exelixis terminates any such health and/or welfare benefit plan, then, subject to any appropriate transition period, the continuing Agritope employees shall be eligible to participate in Exelixis' health, vacation and other non-equity based employee benefit plans, to substantially the same extent as similarly situated employees of Exelixis.

    Subject to any binding agreement between a continuing employee and Exelixis, Agritope or any surviving subsidiary of Agritope, the employment of each continuing employee shall be "at will."

    Agritope will terminate, effective immediately prior to the effective time of the merger, any employee benefit plan sponsored by any of the acquired corporations (Agritope and its subsidiaries are referred to as the "acquired corporations" in the merger agreement) that is intended to qualify under
Section 401(a) of the Internal Revenue Code.

REPRESENTATIONS AND WARRANTIES

    The merger agreement contains customary representations and warranties of Exelixis, Athens Acquisition Corp. and Agritope relating to, among other things, certain aspects of the respective businesses and assets of the parties and other matters. The representations and warranties expire at the effective time.

COVENANTS; CONDUCT OF BUSINESS PRIOR TO THE MERGER

    AFFIRMATIVE COVENANTS OF AGRITOPE. Agritope has agreed that from the date of the merger agreement until the effective time of the merger it will:

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
    - ensure that Agritope and each of its subsidiaries conducts its business and operations in the ordinary course and in accordance with past practices; uses commercially reasonable efforts to preserve intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having business relationships with it; and keeps in full force or renews all insurance policies;

    - ensure that the acquired corporations substantially comply with all applicable laws and the material requirements of all material contracts;

    - provide Exelixis and Exelixis' representatives with reasonable access to the acquired corporations' representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to the acquired corporations and provide copies of these materials, and additional financial, operating and other data and information regarding the acquired corporations, as Exelixis may reasonably request;

    - promptly deliver to Exelixis:

       - all material operating and financial reports prepared by the acquired corporations for Agritope's senior management, including copies of the acquired corporations' unaudited quarterly consolidated balance sheets and the related unaudited quarterly consolidated statements of operations, statements of stockholders' equity and statements of cash flows;

       - copies of any sales forecasts, development plans and hiring reports prepared for Agritope's senior management;

       - any written materials or communications sent by or on behalf of Agritope to its stockholders;

       - any material notice, document or other communication sent by or on behalf of any of the acquired corporations to any party to any acquired corporation contract or sent to any of the acquired corporations by any party to any acquired corporation contract, other than any communication that relates solely to routine commercial transactions that is of the type sent in the ordinary course of business and consistent with past practices;

       - any notice, report or other document filed with or sent to any governmental body in connection with the merger or any related transaction contemplated by the merger agreement; and

       - any material notice, report or other document received by any of the acquired corporations from any governmental body;

    - use commercially reasonable efforts to file all notices, reports and other documents required to be filed with any governmental body with respect to the merger and the other transactions contemplated by the merger agreement, including the notifications required under the HSR Act and any applicable federal and state antitrust laws or regulations in connection with the merger;

    - call and hold a meeting of its stockholders to vote upon the adoption and approval of the merger agreement; and

    - use commercially reasonable efforts to take, or cause to be taken, all actions necessary to effectuate the merger and make effective the other transactions contemplated by the merger agreement.

    Agritope has also agreed that its board of directors will recommend that the Agritope stockholders vote in favor of and adopt the merger agreement at the Agritope stockholders' meeting, that the proxy statement shall include this recommendation and that the board shall not withdraw, amend or modify

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
this recommendation in a manner adverse to Exelixis. Notwithstanding the foregoing, however, at any time before the Agritope stockholders' meeting, the Agritope board of directors is entitled to withdraw, amend or modify its unanimous recommendation that the Agritope stockholders vote in favor of and to adopt the merger agreement if certain requirements, including the following, are satisfied:

    - an unsolicited, bona fide written offer made by a third party to purchase or otherwise acquire more than 50% of the outstanding shares of Agritope common stock is made and is not withdrawn;

    - Agritope has not solicited, initiated, encouraged, induced or facilitated the making of an offer to acquire Agritope (including by amending or granting any waiver under the Agritope rights agreement);

    - the Agritope board of directors concludes in good faith, after having taken into account the advice of its outside legal counsel, that failure to take such action is inconsistent with its fiduciary obligations to the Agritope stockholders under applicable law; and

    - Agritope satisfies requirements to provide Exelixis with reasonable prior notice of any meeting by the Agritope board of directors to consider a superior offer.

    For purposes of the merger agreement, the term "superior offer" means an unsolicited, bona fide written offer made by a third party to purchase or otherwise acquire 50% or more of the outstanding shares of Agritope common stock, which the Agritope board of directors determines, in its reasonable judgment, after receiving the advice of an independent financial advisor of a nationally recognized reputation, has terms more favorable to the Agritope stockholders from a financial point of view than the terms of the merger. An offer will not be determined to be a superior offer if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

    Upon certain "triggering events" including, but not limited to, if the Agritope board of directors fails to recommend, or withdraws or modifies in a manner adverse to Exelixis its recommendation that the Agritope stockholders vote to adopt the merger agreement, or if the Agritope board of directors takes any other action clearly evidencing that it does not support the merger or does not believe that the merger is in the best interests of Agritope stockholders, Agritope may be required to pay a fee of $3.6 million to Exelixis within 60 calendar days after the date of termination of the merger agreement. See "--Expenses and Termination Fees."

    NEGATIVE COVENANTS OF AGRITOPE. Agritope has agreed that before the effective time of the merger it will not, without the prior written consent of Exelixis, and will not permit any of the other acquired corporations to:

    - declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

    - subject to exceptions, sell, issue, grant or authorize the issuance or grant of any capital stock or other security, or any option, call, warrant or right to acquire any capital stock or other security;

    - amend or waive any of its rights under, or accelerate or permit the acceleration of the vesting under, any provision of any of Agritope's stock option plans or provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract;

    - amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger,

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
      consolidation, amalgamation, share exchange, business combination, recapitalization, reclassification of shares, stock split, division or subdivision of shares, reverse stock split, consolidation of shares or similar transaction;

    - form any subsidiary or acquire any equity interest or other interest in any other entity;

    - subject to exceptions, make any capital expenditure exceeding $150,000 in the aggregate during the pre-closing period;

    - enter into, become bound by, or permit any of the assets owned or used by it to become bound by any material contract (except that the acquired corporations may enter into or become bound by contracts and material contracts in the ordinary course of business and consistent with past practices);

    - amend or terminate, or waive or exercise any material right or remedy under, any material contract, other than in the ordinary course of business consistent with past practices;

    - acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease or license, any right or other asset to any other person (except in the ordinary course of business and consistent with past practices);

    - waive or relinquish any material right;

    - subject to exceptions, make any pledge of any of its assets or otherwise permit any asset of any acquired corporation to become subject to any encumbrance;

    - subject to exceptions, lend money to any person or incur or guarantee any indebtedness;

    - subject to exceptions, establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

    - hire any employee at the level of vice president or above, or with an annual base salary in excess of $100,000;

    - change its pricing policies, product return policies, product maintenance polices, service policies, product modification or upgrade policies, personnel policies or other business policies, or any of its methods of accounting or accounting practices in any material respect;

    - make any tax election inconsistent with past practices;

    - commence, settle or take any other material action with respect to any legal proceeding;

    - enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices; or

    - agree or commit to take any of the actions previously described.

    AFFIRMATIVE COVENANTS OF EXELIXIS. Exelixis has agreed that before the effective time of the merger, it will:

    - provide Agritope and Agritope's representatives with reasonable access to Exelixis' representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to Exelixis and provide copies of these materials, and additional financial, operating and other data and information regarding Exelixis, as Agritope may reasonably request;

    - use commercially reasonable efforts to obtain all regulatory approvals necessary to register under securities laws the shares of Exelixis common stock issuable in the merger;

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
    - use commercially reasonable efforts to file all notices, reports and other documents required to be filed with any government body with respect to the merger and the other transactions contemplated by the merger agreement, including the notifications required under the HSR Act and any applicable federal and state antitrust laws or regulations in connection with the merger;

    - provide an insurance and indemnification policy to Agritope's officers and directors, for a period ending on December 31, 2006, that provides coverage for events occurring prior to the effective time of the merger, on terms and conditions substantially similar to Agritope's existing policy; and

    - use commercially reasonable efforts to take, or cause to be taken, all actions necessary to effectuate the merger and make effective the other transactions contemplated by the merger agreement.

    NEGATIVE COVENANTS OF EXELIXIS. Exelixis has agreed that before the effective time of the merger it will not:

    - amend or permit the adoption of any amendment to its certificate of incorporation or bylaws if such amendment will materially adversely affect the rights of Agritope stockholders.

LIMITATION ON CONSIDERING OTHER ACQUISITION PROPOSALS

    For the purposes of the merger agreement, the term "acquisition proposal" means any offer, proposal or inquiry (other than by Exelixis) contemplating or otherwise relating to:

    - any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, tender offer, exchange offer or other similar transaction in which (1) any of the acquired corporations is a constituent company, (2) a person or "group" (as defined in the Exchange Act) of persons acquires Agritope, more than 19% of Agritope's business or more than 19% of the outstanding securities of any class of voting securities of any of the acquired corporations or (3) any of the acquired corporations issues securities representing more than 19% of the outstanding securities of any class of voting securities of Agritope;

    - any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that would constitute or account for more than 19% of the consolidated net revenues, net income or total assets of Agritope; or

    - any liquidation or dissolution of Agritope.

    Agritope has agreed that it will not, and that it will not authorize or permit any of the other acquired corporations to, directly or indirectly:

    - solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any acquisition proposal (including by amending or granting any waiver under the Agritope rights agreement), or take any action that could be expected to lead to an acquisition proposal by a third party;

    - furnish any information regarding any of the acquired corporations to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could reasonably be expected to lead to an acquisition proposal;

    - engage in discussions or negotiations with any person with respect to any acquisition proposal;

    - approve, endorse or recommend any acquisition proposal; or

    - enter into any letter of intent or similar agreement contemplating or relating to any acquisition transaction.

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
    However, prior to the approval of the merger agreement by the Agritope stockholder vote, the foregoing restrictions will not prohibit Agritope from furnishing nonpublic information regarding the acquired corporations to, or entering into discussions with, any person if:

    - it does so in response to an unsolicited superior offer that is not withdrawn;

    - neither Agritope nor any representatives of the acquired corporations shall have breached or taken any action inconsistent with its obligations not to solicit or encourage alternative acquisition proposals;

    - the Agritope board of directors concludes in good faith, after taking into account the advice of its outside legal counsel, that failure to take such action is inconsistent with its fiduciary obligations to the Agritope stockholders under applicable law;

    - at the same time Agritope furnishes nonpublic information to, or enters into discussions or negotiations with, such person, Agritope gives Exelixis written notice of the identity of such person and the fact that Agritope is furnishing this information to, or entering into discussions or negotiations with, such person and the information is furnished pursuant to an executed confidentiality agreement containing confidentiality and standstill provisions; and

    - at the same time Agritope furnishes any nonpublic information to such person, Agritope furnishes the nonpublic information to Exelixis to the extent such nonpublic information has not been previously furnished to Exelixis.

    If the Agritope board of directors receives from any third party an acquisition proposal, or any inquiry or indication of interest that could lead to an acquisition proposal or any request for nonpublic information, then Agritope must promptly advise Exelixis orally and in writing of such proposal, inquiry or request, including the identity of the third party and the proposed terms. In no event shall this notice be provided later than 24 hours after receipt of such proposal, inquiry or request. Agritope must keep Exelixis fully informed of the status of any such proposal, inquiry or request and any modification or proposed modification to it.

    Agritope and its representatives must immediately cease any existing discussions with any person that relates to any acquisition proposal and may not release any person from, or waive any provision of, any confidentiality, "standstill" or similar agreement to which any of the acquired corporations is a party or has any rights. Agritope will, at the request of Exelixis, use its best efforts to enforce any such confidentiality, "standstill" or similar agreement.

CONDITIONS TO THE MERGER

    CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The obligations of Exelixis and Agritope to complete the merger are subject to the satisfaction of the following conditions:

    - the Form S-4 registration statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order;

    - the shares of Exelixis common stock to be issued in the merger shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market;

    - no court order or injunction shall be in effect that prohibits the consummation of the merger; and

    - since the date of the merger agreement, there shall not have occurred any material adverse effect on Exelixis, Agritope or Agritope's subsidiaries and no event shall have occurred or circumstances exist that, in combination with any other events or circumstances, could reasonably be expected to have a material adverse effect on either Exelixis, Agritope or Agritope's subsidiaries.

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    CONDITIONS TO THE OBLIGATION OF EXELIXIS AND ATHENS ACQUISITION CORP.  The
obligation of Exelixis and Athens Acquisition Corp. to complete the merger is subject to the satisfaction of the following additional conditions:

    - the representations and warranties made by Agritope in the merger agreement shall have been accurate in all material respects as of the date of the merger agreement;

    - the representations and warranties made by Agritope in the merger agreement shall be accurate in all respects on the date of the closing of the merger, except for any inaccuracies that do not constitute, and could not reasonably be expected to have, a material adverse effect on Agritope or its subsidiaries;

    - Agritope shall have complied in all material respects with all covenants and obligations required to be complied with by it under the merger agreement at or prior to the closing of the merger;

    - the Agritope stockholders shall have adopted the merger agreement and the other transactions contemplated by the merger agreement;

    - the holders of not more than 10% of the outstanding shares of Agritope capital stock shall have exercised appraisal rights pursuant to
      Section 262 of the Delaware General Corporation Law;

    - Agritope shall have obtained, and there shall be in full force and effect, all consents from governmental entities, consents identified in the merger agreement and all other material consents required to be obtained in connection with the merger, except where the failure to do so would not reasonably be expected to have a material adverse effect on Agritope or Agritope's subsidiaries;

    - Exelixis shall have received (1) agreements from each person considered to be an "affiliate" of Agritope; (2) a "comfort" letter from Arthur Andersen, dated as of the closing date, relating to the Form S-4 registration statement registering the shares of Exelixis common stock issuable in the merger; (3) a tax opinion that the merger will constitute a reorganization for federal income tax purposes; and (4) a certificate executed by Adolph J. Ferro on behalf of Agritope that certain conditions set forth in the merger agreement have been satisfied;

    - neither Matthew G. Kramer nor D. Ry Wagner shall have expressed an intention to terminate his employment with Agritope and each of these individuals shall have executed employment agreements with Exelixis, which shall be in full force and effect as of the closing date of the merger;

    - the waiting period applicable to the consummation of the merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Exelixis and the FTC or Department of Justice pursuant to which Exelixis has agreed not to complete the merger for any period of time, any similar waiting period under any applicable foreign antitrust law or regulation or other law shall have expired or been terminated and any consent required under any applicable foreign antitrust law or regulation shall have been obtained;

    - there shall not be pending or threatened any action or legal proceeding involving any governmental body that challenges or seeks to prohibit the completion of the merger;

    - there shall not be pending any other action or legal proceeding that could reasonably be expected to have a material adverse effect on the acquired corporations or Exelixis that challenges or seeks to restrain or prohibit the completion of the merger; and

    - all necessary action shall have been taken to ensure that any actions taken by entering into or pursuant to the merger agreement will not effect any provision under Agritope's rights

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      agreement and all necessary actions shall have been taken to cancel all rights under the rights agreement and to render such rights inapplicable to the merger.

    As used in the merger agreement, "material adverse effect" means, with respect to Agritope or Agritope's subsidiaries, any event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties of Agritope set forth in the merger agreement, disregarding any material adverse effect or other materiality qualifications or any similar qualifications, in such representations and warranties) which had or could reasonably be expected to have a material adverse effect on (1) the business, condition, capitalization, assets, liabilities, operations, financial performance or prospects of the acquired corporations taken as a whole, (2) the ability of Agritope to consummate the merger or any of the other transactions contemplated by the merger agreement or to perform any of its obligations under the merger agreement or (3) Exelixis' ability to vote or exercise ownership rights with respect to the stock of Agritope. However, none of the following constitute a material adverse effect on Agritope:

    - an event, violation, inaccuracy, circumstance or other matter that results from conditions affecting the U.S. economy in general;

    - an event, violation, inaccuracy, circumstance or other matter that results from conditions affecting Agritope's industry generally, so long as such conditions do not affect any of the acquired corporations in a materially disproportionate manner;

    - an event, violation, inaccuracy, circumstance or other matter that results from the taking of any action expressly required by the merger agreement; and

    - continuing losses of the acquired corporations from operations not in excess of $1.5 million per fiscal quarter.

    CONDITIONS TO THE OBLIGATION OF AGRITOPE. The obligation of Agritope to complete the merger is subject to the satisfaction of the following additional conditions:

    - the representations and warranties made by Exelixis and Athens Acquisition Corp. in the merger agreement shall have been accurate in all material respects as of the date of the merger agreement;

    - the representations and warranties made by Exelixis and Athens Acquisition Corp. contained in the merger agreement shall be accurate in all respects as of the closing date of the merger as if made on the closing date, except for any inaccuracies in the representations and warranties that do not constitute a material adverse effect on Exelixis;

    - Exelixis and Athens Acquisition Corp. shall have complied in all material respects with all covenants and obligations required to be complied with by them under the merger agreement at or prior to the closing date of the merger;

    - the merger agreement shall have been adopted and the merger and related transactions contemplated by the merger agreement shall have been approved by Agritope stockholders;

    - Agritope shall have received (1) a tax opinion that the merger will constitute a reorganization for federal income tax purposes and (2) a certificate executed by Exelixis that certain conditions set forth in the merger agreement have been satisfied; and

    - the applicable waiting period under the HSR Act shall have expired or been terminated.

    As used in the merger agreement, "material adverse effect" means with respect to Exelixis, any event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties of Exelixis set forth in the merger agreement, disregarding any material adverse effect or other materiality qualifications or any

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similar qualifications, in such representations and warranties) which had or could reasonably be expected to have a material adverse effect on (1) the business, condition, capitalization, assets, liabilities, operations, financial performance or prospects of Exelixis and its subsidiaries taken as a whole; or
(2) the ability of Exelixis to consummate the merger or any of the other transactions contemplated by the merger agreement or to perform any of its obligations under the merger agreement. However, none of the following will be deemed to have a material adverse effect on Exelixis:

    - an event, violation, inaccuracy, circumstance or other matter that results from conditions affecting the U.S. economy in general;

    - an event, violation, inaccuracy, circumstance or other matter that results from conditions affecting Exelixis' industry generally, so long as such conditions do not affect Exelixis in a materially disproportionate manner;

    - an event, violation, inaccuracy, circumstance or other matter that results from the taking of any action expressly required by the merger agreement; and

    - a decline in Exelixis' stock price.

TERMINATION OF THE MERGER AGREEMENT

    Exelixis and Agritope can, by mutual written consent, terminate the merger agreement at any time before the merger is completed, whether before or after the required approval of the merger by Agritope stockholders. In addition, either company can terminate the merger agreement if:

    - the merger is not completed on or before February 28, 2001, unless the failure to complete the merger is attributable to a failure on the part of the party seeking to terminate the merger agreement to perform any material obligation required to be performed by such party at or prior to the effective time of the merger;

    - a court or government body issues a final order or have taken other action having the effect of permanently restraining or otherwise prohibiting the merger;

    - the Agritope stockholders do not adopt the merger agreement; provided, however, that Exelixis or Agritope may not terminate the merger agreement if the failure of Agritope stockholders to adopt the merger agreement results from the failure of either Exelixis or Agritope to perform any material obligation under the merger agreement; or

    - the representations and warranties of the non-terminating company were inaccurate as of the date of the merger agreement or become inaccurate after the date of the merger agreement.

    In addition, Exelixis may terminate the merger agreement if, prior to the approval of the merger by Agritope stockholders:

    - the Agritope board of directors shall have failed to recommend that its stockholders vote to adopt the merger agreement, shall have withdrawn or modified in a manner adverse to Exelixis its recommendation that its stockholders vote in favor of and to adopt the merger agreement or shall have taken any other action clearly evidencing that it does not support the merger or does not believe the merger is in the best interest of Agritope stockholders;

    - Agritope shall have failed to include in the prospectus/proxy statement the recommendation of its board of directors that its stockholders vote in favor and adopt the merger agreement or a statement to the effect that the Agritope board of directors has determined and believes that the merger is in the best interests of Agritope stockholders;

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
    - the Agritope board of directors shall have approved, endorsed or recommended an acquisition proposal by a third party;

    - Agritope shall have entered into any letter of intent or similar document or any contract relating to any acquisition proposal by a third party;

    - Agritope shall have failed to hold the stockholders' meeting as promptly as practicable after the Form S-4 registration statement is declared effective under the Securities Act;

    - a tender or exchange offer relating to securities of Agritope shall have been commenced and Agritope shall not have sent to its stockholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Agritope recommends rejection of such tender or exchange offer;

    - an acquisition proposal by a third party is publicly announced, and Agritope fails to issue a press release announcing its opposition to such acquisition proposal within ten business days after the acquisition proposal is announced; or

    - any of the acquired corporations or any representative of any of the acquired corporations shall have violated any of their obligations under the no solicitation provision of the merger agreement in any material respect.

    Subject to limited exceptions, including Agritope's agreement to pay a termination fee under certain circumstances, if the merger agreement is terminated, it is void. See "--Expenses and Termination Fees" below. There will be no liability on the part of Exelixis, Athens Acquisition Corp. or Agritope (or their respective affiliates) to the other, and all rights and obligations of the parties will cease. However, the confidentiality agreement and certain provisions of the merger agreement shall remain in full force and effect and no party will be relieved from its obligations with respect to any willful breach of the merger agreement.

EXPENSES AND TERMINATION FEES

    All expenses incurred in connection with the merger will be paid by the party incurring them, whether or not the merger is consummated; however, Agritope and Exelixis will share equally the fees and expenses, other than attorneys' fees, incurred with the filing, printing and mailing of the Form S-4 registration statement and the prospectus/proxy statement and any amendments or supplements thereto.

    Notwithstanding the foregoing, the merger agreement requires that in certain instances, Agritope will be required to pay a nonrefundable termination fee to Exelixis in the amount of $3.6 million, no later than 60 calendar days after the date of termination of the merger agreement if:

    - the merger agreement is terminated by Exelixis or Agritope because the special meeting of Agritope stockholders was held and the Agritope stockholders failed to adopt the merger agreement, and at or prior to the time of the termination of the merger agreement, an acquisition proposal by a third party has been disclosed, announced, commenced, submitted or made;

    - the merger agreement is terminated by Exelixis or Agritope because the merger was not consummated by February 28, 2001 (unless the failure to consummate the merger is attributable to a failure on the part of the party seeking to terminate the merger agreement to perform any material obligation) and at or prior to the time of such termination, an acquisition proposal by a third party has been disclosed, announced, commenced, submitted or made; or

    - the merger agreement is terminated by Exelixis pursuant to the following "triggering events":

       - the Agritope board of directors has failed to recommend that its stockholders vote to adopt the merger agreement, has withdrawn or modified in a manner adverse to Exelixis, its

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
         recommendation that its stockholders vote in favor of and to adopt the merger agreement or has taken any other action clearly evidencing that it does not support the merger or does not believe the merger is in the best interest of Agritope stockholders;

       - Agritope has failed to include in the prospectus/proxy statement the recommendation of its board of directors that its stockholders vote in favor of and adopt the merger agreement or a statement to the effect that the Agritope board of directors believes that the merger is in the best interests of Agritope stockholders;

    - the Agritope board of directors has approved, endorsed or recommended an acquisition proposal by a third party;

    - Agritope has entered into any letter of intent or similar document or any contract relating to any acquisition proposal by a third party;

    - Agritope has failed to hold the stockholders' meeting as promptly as practicable after the Form S-4 registration statement is declared effective under the Securities Act;

    - a tender or exchange offer relating to securities of Agritope has been commenced and Agritope has not sent to its stockholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Agritope recommends rejection of such tender or exchange offer;

    - an acquisition proposal by a third party is publicly announced, and Agritope has failed to issue a press release announcing its opposition to such acquisition proposal within ten business days after the acquisition proposal is announced; or

    - any of the acquired corporations or any representative of any of the acquired corporations has violated any of their obligations under the no solicitation provision of the merger agreement in any material respect.

    If Agritope fails to pay when due any applicable expenses or the termination fee to Exelixis, then Exelixis is entitled reimbursement from Agritope for all costs and expenses incurred in connection with the cost of collecting any overdue amounts owed under the termination provisions of the merger agreement, as well as interest on the overdue amount.

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                                VOTING AGREEMENT

    THE FOLLOWING DESCRIPTION OF THE VOTING AGREEMENT DESCRIBES THE MATERIAL TERMS OF THE VOTING AGREEMENT. A FORM OF THE VOTING AGREEMENT IS ATTACHED AS ANNEX B TO THIS PROSPECTUS/PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. WE ENCOURAGE YOU TO READ THE ENTIRE FORM OF VOTING AGREEMENT.

    Adolph J. Ferro, Ph.D. (also an executive officer), Gilbert N. Miller (also an executive officer), W. Charles Armstrong, Roger L. Pringle, Michel de Beaumont, Nancy L. Buc and James T. King, each a director of Agritope and Matthew G. Kramer and D. Ry Wagner, Ph.D., each an executive officer of Agritope, have each entered into voting agreements with Exelixis dated as of September 7, 2000. Each such party has agreed in the voting agreements to vote all shares of Agritope capital stock beneficially owned by them as of the record date in favor of the approval and adoption of the merger agreement and the approval of the merger on the terms and conditions set forth in the merger agreement, in favor of each of the other actions contemplated by the merger agreement and against certain actions which would impede the merger. Pursuant to the voting agreements, they have granted Exelixis an irrevocable proxy to vote their shares of Agritope capital stock in favor of the approval and adoption of the merger agreement and the approval of the merger on the terms and conditions set forth in the agreement, in favor of each of the other actions contemplated by the merger agreement and against certain actions which would impede the merger.


    As of September 7, 2000, approximately 1,036,735 shares, or 20% of the shares of Agritope common stock (including unexercised options and warrants), are subject to voting agreements and irrevocable proxies. Each stockholder who has entered into this voting agreement has also agreed that, prior to the expiration date of the voting agreements, they will not transfer, sell, pledge, encumber, grant an option with respect to or dispose of, or enter into any agreement or commitment to do any of the foregoing, to any shares of Agritope capital stock, or any option, warrant or other right to purchase shares of Agritope capital stock, owned by them unless each person to whom any such shares or option is transferred executes a voting agreement and an irrevocable proxy (with any modifications that Exelixis reasonably requests) and agrees to hold such shares or options subject to all of the terms and provisions of the voting agreement.


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                        INFORMATION RELATING TO EXELIXIS

EXELIXIS' BUSINESS

OVERVIEW

    Exelixis believes that it is a leader in the fields of model system genetics and comparative genomics. These fields involve the systematic study of simple organisms, such as fruit flies, nematodes, mice, zebrafish and simple plants, to rapidly and efficiently determine gene function and establish its commercial utility in humans and other commercially important biological systems. Recent advances in the genomics field have resulted in significant opportunities to develop novel products for the life sciences industries, which include companies in the pharmaceutical, agrochemical, agricultural, consumer products and healthcare businesses. Now that the sequencing of the human genome and the genomes of many other species is substantially complete, the challenge facing these industries is no longer the identification of genes, but understanding their function and determining the consequences of regulating or modulating those genes.

    Exelixis' proprietary technologies take advantage of the evolutionary similarity in genes and gene function among diverse species. Exelixis believes that its proprietary technologies will be valuable to all industries whose products can be enhanced by an understanding of DNA or proteins, including the pharmaceutical, agrochemical, agricultural, diagnostic and biotechnology industries. Exelixis is conducting research in more than 12 different programs for these industries.

    Exelixis has established collaborations with Bayer, Pharmacia, Bristol-Myers Squibb and Dow
AgroSciences, as well as with U.S. government agencies and academic centers worldwide. Committed funding from its commercial collaborations totals over $180 million. Exelixis intends to continue to establish strategic collaborations with leading companies in the life sciences industries. In addition, Exelixis invests its own funds in its own programs, particularly in developing cancer products, and it has retained significant rights to the results of its research and to future applications of its technologies.

BACKGROUND

    THE GENETIC CASCADE: DNA->RNA->PROTEIN->SIGNAL TRANSDUCTION

    The physical characteristics of all living things, or organisms, are determined by genetic information inherited from the preceding generation. This genetic information resides in the deoxyribonucleic acid, or DNA, found in the cells of all organisms. DNA is composed of four different chemical subunits called nucleotide bases that are strung together in a precise sequence. Encoded within this DNA sequence are distinct sets of instructions, or genes, that collectively serve as a blueprint for the functions of an organism. The DNA in a cell is divided into several segments called chromosomes. The complete set of chromosomes of an organism contains all of its genetic information, and is commonly referred to as the "genome" of that organism. The human genome is comprised of 23 pairs of chromosomes and over three billion nucleotide bases encoding in excess of 100,000 genes. Variations in DNA sequences between individuals contribute to the observable variation in physical traits, such as height, weight and eye color, predisposition towards disease and response to therapy.

    The genetic cascade is the mechanism by which instructions encoded in each gene are carried out in the cell. In this process, the genetic information encoded in the DNA is copied into an intermediate molecular form referred to as messenger ribonucleic acid or mRNA. The information in mRNA is then translated by specialized cellular machinery into a specific protein. Proteins are made of 20 different building blocks called amino acids. Individual proteins vary in composition and order of their amino acids. The number and order of these amino acids are determined by the DNA sequence of the corresponding gene. It is estimated that while there are more than 100,000 human genes, an individual cell expresses no more than 10,000 different proteins at any one time. Thus, cells may be differentiated from one another by the identity and relative abundance of proteins found within the cells.

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    Basic cellular function is largely mediated by the action of proteins. This process generally involves interactions between proteins as well as other molecules within a cell. This is a dynamic process that responds to changes in both the internal and external cellular environments. Proteins have various roles in the cell such as structural building blocks, enzymes that catalyze reactions or receptors that sense the environment. Subsets of approximately 50 to 100 of these proteins act as functionally interconnected networks for the transmission of signals in and between cells. This process is known as signal transduction.

    Alterations in signal transduction underlie many human diseases. Therefore, understanding these processes and the best points for intervention is key to the development of novel therapeutics. The ability to intervene in signal transduction is also important for agricultural purposes such as the development of novel pesticides or the enhancement of desirable traits in plants or animals. The challenge facing biological researchers is to understand the role of specific genes in signal transduction and to identify those genes whose change or regulation will result in a desired outcome.

    GENOMICS PHASE I: GENOME SEQUENCE

    Recognition of the central role of DNA in disease coupled with advances in enabling technologies gave rise to the emergence of the field of genomics, or the study of human and other genomes. This led to an international effort known as the Human Genome Project, or the HGP. The first phase of the HGP has been focused primarily on determining the complete human DNA sequence and common variations in DNA sequences among individuals. The HGP also encompasses efforts dedicated to exploring the genomes of other organisms, including a number of bacterial, yeast, invertebrate and vertebrate species. This research has generated significant amounts of data, and the first working draft of the human genome sequence is expected later this year. The importance of the HGP effort has also attracted substantial private investment in related research, with several billion dollars already having been spent on these endeavors. To date, researchers have principally used large-scale processing tools to identify the sequences of small portions of the DNA, often without knowledge of the relevance of what they have discovered. They have identified the pieces of the human genetic puzzle without understanding the interrelationships between the different pieces. The majority of the human DNA sequence is now readily available in computerized databases, and has become an important commodity of biological research.

    GENOMICS PHASE II: GENE FUNCTION

    The vast amounts of gene sequence data now available have created a critical mismatch between data generation and knowledge generation. As a result, genomics has recently moved into a second phase in which the elucidation of function has become the primary challenge for biologists. Function means the discovery of a gene's role in a cell based upon its assignment to, or relationship with, a particular series of genes that collectively perform a specific function, also known as a signaling network, and the predicted consequence of changing or regulating its activity. Gene function cannot be directly inferred from DNA sequence, nor can it be derived from attributes such as sequence variation, similarities to other genes of known function or expression of encoded proteins. Rather, it requires the integration of these observations with a detailed understanding of how proteins interact with each other to form signaling networks. Thus, assignment of function with respect to a disease state or condition is a complex process requiring the application of new tools that are knowledge-based rather than process-oriented.

    RATIONAL SELECTION OF MOLECULAR TARGETS

    The life sciences industries consist of pharmaceutical, agrochemical, agricultural, diagnostic and biotechnology companies. Many of the principal products of these industries were developed without knowledge of the specific protein or network affected, while others were developed against specific

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proteins whose impact in signal transduction was uncertain. As a result, product development in these industries is costly, time consuming and inefficient and is characterized by high failure rates. Life sciences companies have turned to genomics technologies, primarily for DNA sequence information, to help address these problems with respect to the selection of molecular targets. Despite significant investment in genomics, there has not been appreciable improvement in the efficiency in selecting molecular targets. It is now clear that the rational selection of molecular targets requires knowledge about genes and their encoded proteins as well as their interaction with other components of signaling networks. Since the complete human sequence as well as the sequence of other commercially important genomes will soon be widely available, the competitive advantage for life sciences companies will become the capability to rapidly and accurately translate sequence information into knowledge about function.

THE EXELIXIS SOLUTION

    Exelixis believes that it has developed a faster and more efficient method to understand gene function and to select superior commercial product targets for the life sciences industries. Its technologies are scalable, cost-effective and enable Exelixis to industrialize the process of determining gene function by utilizing comparative genomics and model system genetics.

    COMPARATIVE GENOMICS. Exelixis is a pioneer in the use of comparative genomics, an approach that applies functional information from one biological system across all other biological systems. Comparison of genomic sequence and gene function data from a variety of organisms has affirmed the basic principles of Charles Darwin's evolutionary theory that life has emerged from a common ancestor. This common origin is reflected not only in the high degree of conservation of genes between organisms but also in the role of genes in signaling networks. In many cases, the same proteins interacting in the same manner are involved in analogous processes in different species. The use of comparative genomics is analogous to comparative linguistics, where a language such as Latin can be used as a basis for understanding any of the Romance languages. Comparative genomics enables tests to be performed quickly in organisms with simple genomes such as the fruit fly or algae to predict and guide the analysis of gene function in organisms with complex genomes such as humans and crops.

    MODEL SYSTEM GENETICS. Exelixis is also a leading model systems genetics company. Model system genetics serves as the experimental engine for the application of comparative genomics. Exelixis conducts systematic genetic experimentation of simple and well-understood organisms, such as worms, flies, yeasts and simple plant models, to identify the relationships among genes and signaling networks. Model systems have key advantages that result in speed and efficiency due to a number of characteristics. These include short life cycles that allow experiments to be completed significantly quicker than with more complicated organisms; genomes that can be easily manipulated to develop variants that, for example, mimic biochemical processes underlying disease; well-characterized biology that allows easy detection of changes through physical traits; and low cost of maintenance.

    Exelixis' systematic research capabilities allow it to rapidly define gene function and select targets for the development of new products for the life sciences industries. Its unique approach provides a shortcut to understanding complex biological signaling networks. Exelixis has developed proprietary research tools, such as libraries of modified organisms, specialized reagents, databases and software, to facilitate this research. Exelixis believes that its systematic use and application of these proprietary technologies and tools provides it with a unique ability to quickly and cost-effectively address key drug and agricultural product development questions.

EXELIXIS' COMPARATIVE GENOMICS AND MODEL SYSTEM GENETICS TECHNOLOGIES

    Exelixis conducts its work primarily utilizing model system genetics, and it interprets and applies the data through its expertise in comparative genomics. Exelixis also has significant expertise in human

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genetic analysis. Its primary model systems are the fruit fly, D. MELANOGASTER, and the nematode worm, C. ELEGANS. Scientists have used these organisms as discovery tools for several decades. Empirical evidence has provided Exelixis accurate benchmarks for applying biological and biochemical discoveries to more developed organisms, such as humans. Exelixis has adapted these systems from the academic community and has industrialized them by developing a suite of proprietary tools and reagents that allows Exelixis to perform systematic genetic analyses at a larger scale and substantially faster than otherwise is currently available. Among other proprietary tools, Exelixis has exclusively licensed the U.S. patent covering P-element, which is a genetic element essential for performing modern fruit fly genetics because they allow for direct genetic manipulation. Additionally, Exelixis has adapted and developed a number of other model systems, including fungal, insect, plant and vertebrate species. Each of these model systems has unique advantages that can be applied in different ways. Exelixis' expertise allows it to leverage knowledge across species and to select the best model systems for a particular commercial application.

    Exelixis' technologies enable it to quickly analyze the consequences of gene modulation on a desired outcome. Specifically, Exelixis can generate information that results in a rational selection of targets for its life sciences company partners as well as its own proprietary programs. Exelixis believes that the rapid identification of superior targets will lead to shorter product development times and higher success rates for its partners and itself.

    Exelixis' genetic tools include proprietary libraries of existing and engineered model organisms as well as technologies for the conditional expression, removal or addition of an existing or novel gene(s) from an organism's genome. Exelixis' complete set of genomic tools provides Exelixis with the ability to rapidly characterize the genome of a model system. Exelixis has state-of-the-art expertise in data storage management and representation capabilities for externally and internally generated genomic and genetic data and analysis. Exelixis uses computer-aided approaches for analyzing DNA sequence, protein structure and function as well as building and maintaining information management systems supporting its high throughput research process.

    Exelixis has developed a proprietary process to quickly determine the genes and proteins with which chemical compounds such as pharmaceuticals or agrochemicals interact to produce their effect. Understanding physiological activity, or the mechanism of action, of a compound can be of significant value to pharmaceutical and agrochemical companies for several reasons. For example, many companies have a number of compounds that have commercially useful activities, but are too complex to manufacture cost-effectively. Compounds extracted from plants or marine organisms are examples of this class of compounds. By identifying the gene or protein with which a compound interacts, compounds can be designed that have the same activity, but which overcome the manufacturing or other limitations of the original compound. In addition, companies may have compounds that have commercially useful activities, but also have undesirable side effects due to their interaction with more than one gene or protein. By understanding the genes or proteins with which a compound interacts, new compounds can be designed that have the desired activity, but do not have the undesirable side effects.

    Exelixis applies its technologies to select and validate targets that it believes will lead to new pharmaceuticals and agrochemicals. Exelixis also uses its technologies to identify the molecular targets of existing pharmaceutical and agrochemical compounds. These two approaches, the forward target-to-compound approach and the reverse compound-to-target approach, address major bottlenecks in the application of genomics to research and development processes.

    STEP I: DEFINITION OF THE DESIRED OUTCOME

    The first step in selecting a target is to identify the ideal properties of a product for pharmaceutical or agricultural use. For example, an ideal cancer drug would selectively kill cancer cells

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and spare normal cells. Most tumors arise as a consequence of one or more common acquired changes or mutations in their genomic DNA sequence. These mutations alter gene function and lead to a disruption of specific signaling networks that contribute to unregulated cell growth. An ideal therapeutic target would be one located in another part of the signaling network regulating cell growth that, when affected by a drug, would either restore normal cell function or selectively kill the cell. Similar approaches can be applied to many other major human diseases and to the development of products for agricultural use or trait development.

    STEP II: SELECTION OF A MODEL SYSTEM

    Exelixis uses its experience and expertise to select the model organism(s) most appropriate for a particular commercial application. The mechanisms for many human diseases and agricultural products have been characterized at least partially at the molecular level. When at least one molecular mechanism is defined and a therapeutic rationale is established, the appropriate model system may be selected. The most important criteria for selection are the degree of genetic similarity between the targeted signaling network in a model system and technical considerations for studying that network. The fruit fly and nematode are ideal genetic model systems for fundamental questions of signal transduction, because the complete genomic sequences for these organisms are available, the presence or absence of a particular pathway can be easily established by use of computer-aided biology, and Exelixis can modify these organisms using an extensive array of proprietary tools. In cases where underlying mechanisms have not been established, such as those mechanisms that enhance specific physical characteristics, or traits, such as size or nutritional content in animals or plants, model systems are selected on the basis of physiological similarity and ease of technical manipulation. Understanding the evolutionary relationship between the targeted organism and the prospective model system is most important to selecting the proper model system for a particular commercial application. If an appropriate model system does not already exist, Exelixis can rapidly develop a new model system.

    One of Exelixis' insecticide projects provides an example of how Exelixis utilizes its existing genetic systems in combination with new model systems that it develops. Exelixis has utilized fruit flies to define many of the genes that are good targets for compounds designed to kill moth and beetle agricultural pests. Most of the targets identified in fruit flies have direct counterparts in the target species and can be used directly for the development of novel pesticides. However, to develop compounds that could specifically kill moths and not other insects, Exelixis has taken advantage of the fact that while the gut of most organisms, including humans, is extremely acidic, the gut of moths is extremely basic. To specifically target the moth gut and to identify moth-specific targets, Exelixis' researchers developed a moth genetic system in which Exelixis is performing genetic experiments directly in the moth. These experiments will enhance the programs carried out in fruit flies by identifying genes and proteins that are unique in the moth gut and therefore could lead to compounds that are selectively lethal for moths.

    STEP III: GENETIC ASSAYS

    TARGET-TO-COMPOUND: Target Identification. Exelixis develops proprietary genetic assays that measure the ability of a particular gene or protein to change or regulate the signaling network of interest, leading to the definition of the constituents of such networks as well as candidate targets. The initial step is to mimic at the molecular level a specific disease in the selected model system. This step involves modifying the DNA sequence of a gene or genes in the model system that are known to be involved in the disease. The modified DNA sequence leads to altered proteins, which in turn result in a physiological, behavioral or structural alteration in the organism that can be observed as a physical trait.

    Exelixis' altered organisms are systematically mated with a comprehensive collection of organisms of the same species carrying mutations in each gene. Analysis of the offspring of these matings is used

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to identify the small number of genes among the many thousands in the genome whose change or regulation affects the targeted signaling network. These genes and their encoded proteins are potential targets. The populations of well-characterized genetically modified organisms Exelixis has produced are one of its key strategic assets and the strategy for their production is one of its core technologies. Exelixis has libraries of these organisms that have been modified in a controlled fashion, so that comprehensive pairwise breeding allows Exelixis to test the effect on the disease of increasing or decreasing the output of each gene in the model organism. The availability of this asset significantly enhances the efficiency of research directed at candidate target identification. Exelixis' ability to rapidly and selectively move from an alteration in a gene directly to the identification of targets that can reverse the effects of that alteration is an extremely powerful, rapid, direct route to new pharmaceuticals and agricultural products.

    COMPOUND-TO-TARGET: Mechanism of Action. The molecular targets and mechanism of action for many promising or marketed pharmaceutical and agrochemical compounds are unknown. Determination of the target as well as the mechanism of action for such compounds provides starting points for the development of new compounds that may retain the desired biological effect without the limitations previously identified in the original compound, such as high manufacturing costs or undesirable side effects. Alternatively, such information may provide a new commercial opportunity to develop a small molecule directed at a validated signaling network. Application of Exelixis' technology and tools not only permits it to identify key targets and functions for existing compounds provided by its partners, but also serves as the basis for it to rapidly and more effectively develop its own unique compounds.

    The first step in this process requires the identification of compounds based on the availability of efficacy data and absence of information regarding the target(s) of the compound. The second step is to establish whether or not this pharmaceutical or agricultural compound induces an alteration in the appearance or observable behavior of the appropriate model organism. If such a biologically relevant effect is observed, a genetic assay designed to identify genes and encoded proteins that confer sensitivity or resistance to the applied compounds is established. This information can be readily assembled into a signaling network, establishing the mechanism of action for the compound.

    STEP IV: TARGET VALIDATION AND PRODUCT DEVELOPMENT

    Once the set of genes that interact with a signaling network of interest has been identified in the model system, the corresponding genes from other species can be identified using the tools of comparative genomics. These tools include computer-aided analysis, protein biochemistry, protein expression and gene transfer technologies, as well as the experimental and computational tools of structural biology, such as mass spectroscopy-based protein sequencing and x-ray crystallography. The result of these model genetic programs is a more focused and relevant collection of targets with a high degree of biological data supporting their function in a signaling network. This provides a superior basis for target selection in product development.

    Exelixis' current capabilities provide a foundation for building a significant drug discovery program that will enable it to develop its own commercially valuable drugs and agrochemicals. Through its acquisition of the assets of MetaXen and its licensing of Bristol-Myers Squibb's chemical synthesis platform, Exelixis is now able to develop assays to identify compounds that modulate target activity, design and develop compounds that perform well under assay conditions and apply unique chemistry approaches to produce more effective compounds.

    Exelixis uses its model systems to identify genes whose change or regulation will lead to a desired therapeutic effect. Its model organisms that carry mutations common to human tumor cells are mated with large numbers of other organisms of the same species carrying mutations in each gene in order to

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identify those genes which are capable of specifically killing the tumor-like cells. Drugs can then be identified that modulate the same gene or protein and therefore lead to the desired therapeutic effect.

THE EXELIXIS STRATEGY

    Exelixis' goal is to leverage its position as a leader in developing and applying comparative genomics and model system genetics to discover and develop new pharmaceutical, agrochemical, agricultural, diagnostic and biotechnology products. There are four principal elements to its business strategy:

    ENHANCE EXELIXIS' LEADERSHIP IN COMPARATIVE GENOMICS AND MODEL SYSTEM
     GENETICS

    Exelixis will continue to develop its proprietary technologies and infrastructure in support of its existing comparative genomics and model systems genetics platform. In addition, Exelixis will develop additional model systems in order to broaden the range of pharmaceutical and agricultural product opportunities that it can address using its fundamental knowledge and capabilities. Exelixis will continue to in-license and acquire technologies that complement its fundamental knowledge and capabilities and protect its technologies with patents and trade secrets. Exelixis will continue to recruit and collaborate with leaders in the field of model system genetics.

    MAXIMIZE OPPORTUNITIES IN MULTIPLE MARKETS

    Exelixis believes that its model system genetics capabilities will enable it to develop products that address opportunities in the pharmaceutical, agrochemical, agricultural, diagnostic and biotechnology industries. Exelixis intends to address these opportunities through the establishment of collaborations with leading companies in their respective fields and through the development of its own proprietary products. Exelixis intends to enter into collaborations in order to fund the development of its core technologies and its own products, as well as provide it with the opportunity to receive significant future payments if its collaborators successfully market products that result from its collaborative work.

    RETAIN SIGNIFICANT RIGHTS IN EACH COLLABORATION

    Exelixis has retained and plans to continue to retain significant technology rights to use targets and assays and other technologies developed in each of its collaborations for use in its proprietary research programs. These rights will enable Exelixis to use the genetic information that it develops within each individual collaboration to pursue additional opportunities that are outside of the scope of that particular collaboration.

    ESTABLISH INTERNAL PROGRAMS TO CAPTURE GREATER VALUE FROM EXELIXIS' CORE
     TECHNOLOGIES

    Exelixis has invested and plans to continue to invest its own funds in discovering and developing its own proprietary products. These potential products will be available for licensing to Exelixis' collaborative partners or to be retained by it for further development and commercialization.

CURRENT STATUS OF EXELIXIS' PROGRAMS

    Exelixis' comparative genomics and model system genetics technologies can be applied to address opportunities in any market whose products can be enhanced by an understanding of DNA or proteins, including pharmaceutical, agrochemical, diagnostic, biotechnology, animal health, pesticides, crop improvement, livestock improvement and industrial enzymes. Exelixis has focused its initial research efforts to address attractive pharmaceutical and agrochemical markets. Exelixis will use its proprietary comparative genomics and model system genetics platform to analyze signaling networks to identify genes that can be used to develop treatments for a broad range of important diseases and to develop more productive crops and livestock.

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    Exelixis currently has active research programs in the following areas:

    HUMAN PHARMACEUTICAL RESEARCH PROGRAMS

    - ALZHEIMER'S DISEASE. Alzheimer's disease is a progressive neurological disease that results in the loss of cognitive functions, including memory. In collaboration with Pharmacia, Exelixis is applying its genetics technologies to understand the causes of Alzheimer's disease and to determine how to stop or reverse the progression of the disease. As a result of genetic screens performed to date, Exelixis has identified a target that may reduce the formation of structural abnormalities that are associated with Alzheimer's disease, and has received a milestone payment for delivering this target to Pharmacia. Exelixis has also identified additional targets that are currently being evaluated for commercial application. Under the terms of its agreement with Pharmacia, Exelixis remains free to conduct research on its own behalf or in collaboration with third parties in other areas of central nervous system and cognitive disorders, such as Parkinson's disease, depression and schizophrenia.

    - ANTI-ANGIOGENESIS AND THERAPEUTIC ANGIOGENESIS. Angiogenesis is the formation of blood vessels. The ability to block the formation of new blood vessels could be used to kill cancer cells by depriving them of nutrients. Similarly, anti-angiogenic agents can be used to treat or prevent diabetic retinopathy, macular degeneration and psoriasis. Products that promote angiogenesis could be used to treat coronary heart disease and stroke.

    - CANCER. Cancer is a leading cause of death in developed countries. Cancer is caused by a number of genetic defects in cells resulting in unregulated cell growth. Exelixis is applying its genetics technologies to identify targets that will enable it to selectively kill cells in a broad range of solid tumors without damaging normal cells by using the cancer's genetic defects as a means of targeting treatment. As a result of genetic screens performed to date, Exelixis has identified several targets that may be used to develop new anti-cancer pharmaceutical products that have fewer side effects than current cancer treatments.

    - METABOLIC SYNDROME. Metabolic syndrome is a condition that underlies many human diseases, including coronary artery disease and diabetes. This condition results in the inability of individuals to maintain essential elements of blood chemistry, such as cholesterol and blood sugar, within desirable ranges. In its collaboration with Pharmacia, Exelixis has identified several targets that may be useful in developing products to optimize the levels of both cholesterol and fat in the bloodstream. Exelixis has also identified several targets that may be useful in developing products to control Type II diabetes. Under the terms of its agreement with Pharmacia, Exelixis remains free to conduct research on its own behalf or in collaboration with third parties in other areas of cardiovascular disease, including hypertension and control of heart rate, rhythm and contraction.

    - INFLAMMATION. Exelixis' inflammation program focuses on the innate immune system. The innate immune system is involved in diseases of inflammation, such as asthma and arthritis. Exelixis is applying its technologies to identify targets that control inflammation.

    AGRICULTURAL RESEARCH PROGRAMS

    - ANIMAL HEALTH. Livestock producers experience significant losses due to disease, and incur significant costs to control insects, parasites and other pests. Companion animals also represent a significant opportunity for products that control pests such as fleas, ticks and heartworms. During the course of conducting research in the area of insecticides and nematicides in its collaboration with Bayer, Exelixis has identified and will continue to identify targets that may be used to develop animal health products. Under the terms of its agreement with Bayer, Exelixis remains free to pursue animal health opportunities on its own behalf or in collaboration with third parties.

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    - FUNGICIDES. Farmers experience significant crop losses due to fungal disease, which can destroy specific parts of the plant that are necessary for normal growth. The current market for fungicides is approximately
      $6 billion per year. Exelixis is developing fungal model systems, which it intends to use to identify targets that will lead to the development of new, more effective fungicides. Exelixis has entered into an agreement with Dow AgroSciences to conduct research in this field, and Dow will receive a non-exclusive license to targets identified by Exelixis.

    - HERBICIDES. Farmers experience significant reductions in crop yields due to weeds, which compete with crops for nutrients. The current market for herbicides is approximately $15 billion per year. Exelixis is developing plant model systems, which it intends to use to identify targets that will lead to the development of new, more effective herbicides. Exelixis' agreement with Dow AgroSciences also includes research in this area.

    - INSECTICIDES. Farmers experience significant crop losses due to damage from insects. The current market for insecticides is approximately
      $9 billion per year. In collaboration with Bayer, Exelixis is applying its genetics technologies to identify targets that may be used to develop new, more effective insecticides. As a result of genetic screens performed to date, Exelixis has identified numerous targets that may be useful in identifying new insecticides, and it has received milestone payments for delivering these targets to Bayer. In addition, Exelixis has received milestone payments for the delivery to Bayer of high-throughput screening assays that Bayer is using to identify and develop the active components of new insecticides. Under the terms of its agreement with Bayer, Exelixis remains free to conduct research on its own behalf or in collaboration with third parties in pesticides other than insecticides or nematicides, as well as in the development of pest-resistant crops.

    - NEMATICIDES. Farmers experience significant crop losses due to damage from nematodes, which are small worms that infest plants. Currently, there are no products that effectively and safely control nematicides. In collaboration with Bayer, Exelixis is applying its genetics technologies to identify targets that may be used to develop new, more effective nematicides. Exelixis is in the process of taking the genetic tools it has developed for C. ELEGANS, and applying these tools to various nematodes.

    - PLANT AND LIVESTOCK TRAITS. Farmers and livestock producers rely on seed companies and animal genetics companies to develop products that will enable them to produce their crops or livestock at a competitive cost. The U.S. market for planting seed is approximately $7 billion. The market for meat and dairy products is in excess of $235 billion per year. Exelixis is in the process of developing plant model systems, and it intends to use these model systems to identify targets that may be used to develop crops with superior yield and improved nutritional profiles. Exelixis also intends to apply its comparative genomics and mouse model systems to develop more rapidly growing livestock and cattle that produce milk with an improved nutritional profile.

    MECHANISM OF ACTION PROGRAMS

    Exelixis is performing mechanism of action studies for Bayer, Pharmacia, Bristol-Myers Squibb and Dow AgroSciences. Each of its partners has provided it with a number of compounds that have interesting biological activity but whose molecular target is unknown. Exelixis utilizes its model systems to identify the targets for the compounds and provide those targets to its partners. The first step in this process is referred to as a "feasibility study." Exelixis uses such studies to establish whether or not its model systems can be used to determine the mechanism of action for a particular compound. Exelixis' experience to date indicates that more than 50% of compounds selected by its partners and provided to it in a blinded fashion are suitable for further study. Once feasibility has been established, Exelixis works towards the identification of the target for the compound as well as other components of its associated signaling pathway. The targets are identified through the analysis of organisms that are

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either resistant or hypersensitive to the compound. Following identification, the targets are confirmed using biochemical assays. Targets and other components of the signaling pathways are candidates for further compound development.

    Mechanism of action projects are very efficient: a small research team can typically identify the gene targets of a number of compounds within a few months. Exelixis intends to establish multiple mechanism of action collaborations with pharmaceutical and agrochemical companies. Since its partners are confident that modulating these targets leads to desirable biological activity, Exelixis believes that its partners will actively pursue many of the targets without further validation. Additionally, since many of the compounds with which it identifies the targets can be used as the basis for developing better compounds, Exelixis believes that this approach can save two years or more in time to market as compared to more traditional approaches. Exelixis is also capitalizing on this technology to develop its own proprietary compounds.

CORPORATE COLLABORATIONS

    It is part of Exelixis' strategy to establish collaborations with leading companies in the pharmaceutical and agrochemical industries. Through these collaborations, Exelixis obtains license fees and research funding, together with the opportunity to receive milestone payments and royalties resulting from research results and subsequent product development. To date, Exelixis has structured its agreements to retain significant rights in technology developed in each program for use elsewhere in its business.

    Bayer accounted for 41% of Exelixis' revenues in 1999, and Pharmacia accounted for 54% of its revenues in 1999. The loss of either of them as a customer would have a material adverse effect on Exelixis' business, financial condition and results of operations.

    BAYER CORPORATION

    In December 1999, Exelixis established Genoptera LLC, a Delaware limited liability company, with Bayer Corporation to develop insecticides and nematicides for crop protection. As part of the formation of this joint venture, Bayer agreed to pay Exelixis, through Genoptera, license fees and research commitment fees of $20 million and to provide eight years of research funding at a minimum level of $10 million per year (for a total of $100 million of committed fees and research support). One-half, or $10 million, of these license and research commitment fees were received in January 2000, with the remaining amounts to be received in January 2001. Bayer owns 60% of Genoptera and Exelixis owns the remaining 40%. The formation of this joint venture is an outgrowth of, and replaces, the contractual collaboration Exelixis first established with Bayer AG (the corporate parent of Bayer Corporation) in May 1998. The funding committed as part of the formation of Genoptera is in addition to the research support that has already been provided under the original agreement. Bayer will pay Genoptera milestones and royalties on products developed by it resulting from the Genoptera research, and Exelixis will pay Genoptera royalties on certain uses of technology arising from such research.

    Genoptera has been organized to conduct its research in close conjunction with the other research conducted at Exelixis. Pursuant to a services agreement, Exelixis employees will conduct the Genoptera research, and the operations of the joint venture will be located in Exelixis research facilities. Exelixis has agreed that during the term of Genoptera research support, it will not conduct other research directed towards the specified field of research except through the joint venture.

    Genoptera will identify and validate molecular targets within its field of research. Genoptera will also conduct assay development based on those targets to the extent determined by the management committee of the joint venture. Bayer will have the first right to screen compounds in assays developed by Genoptera for insecticidal and nematicidal use.

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    The parties have agreed on a detailed allocation of rights with respect to the use of targets identified by Genoptera, and the use of assays developed against those targets by Genoptera. The allocation of rights takes into consideration many different factors, but is designed generally to:

    - provide Bayer exclusive rights for the discovery and commercialization of compounds in the specified field of research;

    - permit Bayer to market any resulting products for most nonpharmaceutical uses; and

    - permit Exelixis to use the technology generated by Exelixis or Genoptera in the course of the joint venture's research for other purposes, although this work is subject to restrictions designed to protect Bayer's interests arising from the joint venture.

    Exelixis retains exclusive rights to use the technology resulting from the joint venture's work for pharmaceutical purposes, subject to rights in favor of Bayer to collaborate with it in such projects.

    Either Bayer or Exelixis may terminate the Genoptera research efforts after eight years. In addition, Bayer may terminate the joint venture or buy out Exelixis' interest in the joint venture under specified conditions, including, by way of example, failure to agree on key strategic issues after a period of years, the acquisition of Exelixis by another company or the loss of key personnel that Exelixis is unable to replace with individuals acceptable to Bayer.

    PHARMACIA

    In February 1999, Exelixis established a five-year collaboration with Pharmacia Corporation to identify targets in the fields of Alzheimer's disease, Type II diabetes and associated complications of metabolic syndrome, a condition which comprises much of diabetes, obesity and portions of cardiovascular disease. In October 1999, this collaboration was expanded to include mechanism of action work designed to identify biological targets of agents already identified by Pharmacia as having activity in these fields. Under this agreement, Pharmacia paid Exelixis a license fee and provides ongoing research support. Pharmacia will also pay Exelixis milestones based on target selection and royalties in the event that products result from the targets that Exelixis identifies.

    Under this agreement, Pharmacia has the exclusive right to pursue, within the field of Alzheimer's disease and metabolic syndrome, a specified number of targets that Exelixis identifies. Although Pharmacia is obligated to use these targets only for research related to Alzheimer's disease and metabolic syndrome, it may develop and commercialize any resulting products for any use. Pharmacia has the right to substitute targets if newly identified ones appear more promising than those previously designated by Pharmacia, but there are numerical limitations on the total number of targets that can be reserved by Pharmacia at any single time. Exelixis retains the exclusive right, subject to certain rights of first negotiation of Pharmacia, to use all targets identified in the course of the research performed for Pharmacia that are not subsequently selected by Pharmacia. In addition, Exelixis retains rights for specified uses of those targets that are selected by Pharmacia for further research.

    Either party may terminate the research at the end of the third year of the collaboration, the fifth year or any subsequent year. Pharmacia may terminate the research at any time with advance written notice in the event of Exelixis' failure to find an acceptable replacement for a particular key employee or in the event of conflicting material third-party intellectual property rights.

    In conjunction with the establishment of Exelixis' research collaboration, Pharmacia purchased 2,500,000 shares of Exelixis Series D preferred stock for a purchase price of $7.5 million, and also made Exelixis an interest-free loan of $7.5 million. The loan was evidenced by a promissory note which was convertible into shares of Exelixis common stock at a price per share equal to 120% of the initial public offering price of $13.00 per share. Pharmacia converted the promissory note into 480,769 shares of Exelixis common stock in July 2000.

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    BRISTOL-MYERS SQUIBB

    In September 1999, Exelixis entered into a three-year research collaboration with Bristol-Myers Squibb to identify the mechanism of action of compounds delivered to it by Bristol-Myers. The identity and function of these compounds, including their field of activity, are not known to Exelixis prior to their delivery to it.

    Under this agreement, the parties agreed to a non-exclusive cross-license of research technology. Exelixis granted Bristol-Myers the right to use its proprietary technology covering C. ELEGANS and D. MELANOGASTER genetics, and in exchange Bristol-Myers transferred to Exelixis combinatorial chemistry hardware and software, together with related intellectual property rights, which had been developed by Bristol-Myers. The technology received from Bristol-Myers under this agreement will expedite the development of Exelixis' compound discovery capabilities.

    Under the agreement, Bristol-Myers pays Exelixis a technology access fee and research support payments, as well as additional milestones and royalties based on achievements in the research and commercialization of products.

    DOW AGROSCIENCES

    In July 2000, Exelixis established a three-year research collaboration with Dow AgroSciences to identify the mechanism of action of herbicides and fungicides delivered to it by Dow AgroSciences. The identity and function of these compounds are not known to Exelixis prior to their delivery to it.

    Under this agreement, Exelixis receives access to a collection of proprietary compounds from Dow AgroSciences that may be useful in Exelixis' human therapeutic drug discovery programs.

    Exelixis will identify and validate targets and format assays that will be used by Dow AgroSciences to develop new classes of fungicides and herbicides. Dow AgroSciences will pay Exelixis research support fees, milestones and royalties based on achievements in the research and commercialization of these products.

RELATIONSHIP WITH ARTEMIS

    In June 1998, Exelixis purchased a minority interest in Artemis Pharmaceuticals GmbH, a genetics company located in Cologne, Germany, focusing on the development of vertebrate model genetic systems such as mice and zebrafish. Exelixis established this relationship with Artemis in order to expand its access to other model systems technology beyond its existing systems. The individual founders of Artemis include Professor Christianne Nusslein-Volhard, Ph.D., a geneticist and 1995 Nobel Laureate in medicine and physiology, Professor Klaus Rajewsky, Ph.D., professor and director of the Institute of Genetics at the University of Cologne, and Peter Stadler, Ph.D., the former head of pharma-biotechnology for Bayer AG's European operations. As of September 30, 2000, Exelixis owns 15% of the capital of Artemis and, pursuant to a shareholders' agreement, Exelixis has appointed three of the six members of the Artemis shareholders' governing board.

    In September 1998, Exelixis also entered into a five-year cooperation agreement with Artemis under which it agreed to share technology and business opportunities as they arise. While either party may terminate this agreement at any time, Exelixis believes that it provides a significant opportunity to access complementary genetic research. In addition to developing zebrafish and mouse model system technology, Artemis is studying cartilage biology, angiogenesis and cardiovascular biology. Exelixis and Artemis have developed an integrated research approach in the field of angiogenesis and are jointly marketing this capability.

ACADEMIC AND GOVERNMENT COLLABORATIONS

    In order to enhance its research and technology access, Exelixis has established key relationships with government agencies and major academic centers in the U.S. and Europe. Its government

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collaborators include a number of U.S. Department of Agriculture campuses, and it maintains over ten academic collaborations with investigators at such institutions as Stanford University, Columbia University, University of Cologne, The Rockefeller Institute and the University of North Carolina. The purpose of these government and academic collaborations is to continuously improve Exelixis' core technology and to facilitate the establishment of new discovery programs.

    Exelixis will continue to establish strategic collaborations with government agencies and academic centers. It will seek to retain significant rights to develop and market products arising from its strategic alliances. In addition, Exelixis will continue to invest its own funds in certain specific areas and product opportunities with the aim of maintaining, enhancing and extending its core technology, as well as increasing its opportunities to generate greater revenue from such activities.

COMPETITION

    Exelixis is aware of other companies, including Paradigm Genetics, Inc., DeltaGen, Inc., Devgen N.V. and Lexicon Genetics Incorporated, that have or are developing capabilities in the use of model systems to define gene function. In addition, many genomics companies are expanding their capabilities, using a variety of techniques, to determine gene function. The pharmaceutical industry more broadly has invested heavily in obtaining access to genomics data and identifying biological targets.

    Exelixis is aware that companies focused specifically on other model systems such as mice and yeast have alternative methods for identifying product targets. In addition, pharmaceutical, biotechnology and genomics companies and academic institutions are conducting work in this field. In the future, Exelixis expects the field to become more competitive with companies and academic institutions seeking to develop competing technologies.

    Any products that Exelixis may develop or discover through application of its technologies will compete in highly competitive markets. Many of Exelixis' potential competitors in these markets have substantially greater financial, technical and personnel resources than it does, and Exelixis cannot assure you that they will not succeed in developing technologies and products that may render Exelixis' technologies and products and those of its collaborators obsolete or noncompetitive. In addition, many of Exelixis' competitors have significantly greater experience than Exelixis does in their respective fields.

PROPRIETARY RIGHTS

    To establish and protect its proprietary technologies and targets, Exelixis relies on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality provisions in its contracts. Exelixis believes that it has developed proprietary technology for use in target identification, biochemical pathway identification and assay design and that it has identified proprietary targets. Exelixis' intellectual property strategy is designed to provide it with freedom to operate and facilitate commercialization of its current and future products. Exelixis' patent portfolio includes 15 issued U.S. patents relating to its proprietary genetic systems and targets exclusively licensed from the Carnegie Institution of Washington, Yale University and University of Maryland Biotechnology Institute. Of the exclusively licensed patents, U.S. patent no. 4,670,388, has the earliest patent expiration date, which is June 2, 2004. Exelixis is the assignee or exclusive licensee of an additional 88 pending U.S. patent applications and corresponding international or foreign patent applications related to its genetic and comparative genomic technologies, targets and specialized screens, and the application of these technologies to diverse industries including agriculture, pharmaceuticals, diagnostics, chemicals and small molecule therapeutics. The patent licensed from the Carnegie Institution of Washington will expire on June 2, 2004, and the patent licensed from Yale University will expire on April 18, 2012. Patents that issue from the pending patent applications Exelixis exclusively owns will begin to expire in March 2018.

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
    Exelixis also relies in part on trade secret protection of its intellectual property. Exelixis attempts to protect its trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Exelixis' employees and consultants also sign agreements requiring that they assign to Exelixis their interests in patents and other intellectual property arising from their work for Exelixis. All employees sign an agreement not to engage in any conflicting employment or activity during their employment with Exelixis, and not to disclose or misuse Exelixis' confidential information. However, it is possible that these agreements may be breached or invalidated and if so, there may not be an adequate corrective remedy available. Accordingly, Exelixis cannot assure you that employees, consultants or third parties will not breach the confidentiality provisions in its contracts or infringe or misappropriate its patents, trade secrets and other proprietary rights, and the measures Exelixis is taking to protect its proprietary rights may not be adequate.

    In the future, third parties may file claims asserting that Exelixis' technologies or products infringe on their intellectual property. Exelixis cannot predict whether third parties will assert such claims against it or against the licensors of technology licensed to it, or whether those claims will harm its business. If Exelixis is forced to defend itself against such claims, whether they are with or without merit and whether they are resolved in favor of or against Exelixis or its licensors, Exelixis may face costly litigation and diversion of management's attention and resources. As a result of such disputes, Exelixis may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to Exelixis, or at all, which could seriously harm Exelixis' business or financial condition.

LEGAL PROCEEDINGS

    Exelixis is not a party to any material legal proceedings.

EMPLOYEES

    As of September 30, 2000, Exelixis had 288 full-time employees, 113 of whom hold Ph.D. and/or M.D. degrees and 224 of whom were engaged in full-time research activities. Exelixis plans to expand its corporate development programs and hire additional staff as corporate collaborations are established and it expands its internal development programs. Exelixis' success will depend upon its ability to attract and retain employees. Exelixis faces competition in this regard from other companies in both the biotechnology and high technology industries as well as research and academic institutions. None of Exelixis' employees are represented by a labor union, and Exelixis considers its employee relations to be good.

FACILITIES

    Exelixis currently has commitments to lease an aggregate of 178,000 square feet of office and laboratory facilities in South San Francisco, California in three buildings. The first building lease, for 33,000 square feet, expires on July 31, 2005. The second building lease is for two buildings, one for 70,000 square feet and the other for 50,000 square feet currently under construction, expires 17 years from the rent commencement date. Under this lease, Exelixis has two five-year options to extend the term prior to expiration. Exelixis is also currently a sublessee of approximately 25,000 square feet in a nearby building until such time as the building under construction is completed. Exelixis believes that the lease of 153,000 square feet will be sufficient for a minimum of two years. Depending on its growth, Exelixis believes that it may require additional space thereafter and will seek additional facilities.

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
                                 EXELIXIS, INC.
                   SELECTED HISTORICAL FINANCIAL INFORMATION

    The following selected historical financial data should be read in conjunction with "Exelixis Management's Discussion and Analysis of Financial Condition and Results of Operations" and Exelixis' financial statements and related notes included elsewhere in this prospectus/proxy statement. Information as of December 31, 1995, 1996, 1997, 1998 and 1999 and for the years then ended has been derived from audited financial statements. The information as of June 30, 2000 and the six-month periods ended June 30, 1999 and 2000 has been derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.

                                      SIX MONTHS ENDED
                                          JUNE 30,                       YEAR ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       2000       1999       1999       1998       1997       1996       1995
                                     --------   --------   --------   --------   --------   --------   --------
                                         (UNAUDITED)           (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
STATEMENT OF OPERATIONS DATA:
License revenues...................  $  1,864   $   437    $  1,046   $    139   $     --   $    --    $    --
Contract revenues..................     9,703     3,130       9,464      2,133         --        --         --
                                     --------   -------    --------   --------   --------   -------    -------
    Total revenues.................    11,567     3,575      10,510      2,272         --        --         --
                                     --------   -------    --------   --------   --------   -------    -------
Operating expenses:
  Research and development.........    22,299     7,284      21,653     12,096      8,223     4,120      1,890
  General and administrative.......     9,216     3,412       7,624      5,472      3,743     1,475      1,096
                                     --------   -------    --------   --------   --------   -------    -------
    Total operating expenses.......    31,515    10,696      29,277     17,568     11,966     5,595      2,986
                                     --------   -------    --------   --------   --------   -------    -------
Loss from operations...............   (19,948)   (7,121)    (18,767)   (15,296)   (11,966)   (5,595)    (2,986)
Interest income (expense), net.....     1,688        66          46        (50)       470       284         33
                                     --------   -------    --------   --------   --------   -------    -------
Loss before equity in net loss of
  affiliated company...............   (18,260)   (7,055)    (18,721)   (15,346)   (11,496)   (5,311)    (2,953)
Equity in net loss of affiliated
  company..........................        --        --          --       (320)        --        --         --
                                     --------   -------    --------   --------   --------   -------    -------
Net loss...........................  $(18,260)  $(7,055)   $(18,721)  $(15,666)  $(11,496)  $(5,311)   $(2,953)
                                     ========   =======    ========   ========   ========   =======    =======
Basic and diluted net loss per
  share............................  $  (0.90)  $ (2.04)   $  (4.60)  $  (7.88)  $  (9.97)  $ (4.50)   $ (2.54)
Shares used in computing basic and
  diluted net loss per share.......    20,263     3,460       4,068      1,988      1,154     1,180      1,164

                                            JUNE 30,                         DECEMBER 31,
                                           -----------   ----------------------------------------------------
                                              2000         1999       1998       1997       1996       1995
                                           -----------   --------   --------   --------   --------   --------
                                           (UNAUDITED)                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments............................   $126,039     $  6,904   $  2,058   $  9,715   $ 8,086    $   345
Working capital..........................    115,101         (672)       182      7,619     6,686        (57)
Total assets.............................    146,887       18,901      8,981     15,349     9,747      1,224
Long-term obligations, less current
  portion................................     10,124       11,132      2,556      1,759     1,104        592
Deferred stock compensation..............    (16,163)     (14,167)    (1,803)      (102)      (59)       (47)
Accumulated deficit......................    (72,987)     (54,727)   (36,006)   (20,340)   (8,844)    (2,953)
Total stockholders' equity (deficit).....    113,132      (49,605)   (35,065)   (20,364)   (8,853)       166

EXELIXIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis contains forward-looking statements that are based upon current expectations. Forward-looking statements involve risks and uncertainties. Exelixis' actual results and the timing of events could differ materially from those anticipated in its forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus/proxy statement. You should read the following discussion and analysis in conjunction with the "Exelixis, Inc. Selected Historical Financial Information" and the financial statements and notes thereto included in this prospectus/proxy statement.

OVERVIEW

    Exelixis was founded in November 1994 and began operations in January 1995. Since that time, it has made significant investments in developing its capabilities in comparative genomics and model system genetics. Exelixis' proprietary technologies provide a rapid, efficient and cost-effective way to move beyond DNA sequence data to understand the function of genes and the proteins that they encode. Exelixis believes that its technologies are commercially applicable to all industries whose products can be enhanced by an understanding of DNA or proteins. To date, Exelixis has recognized revenues from research collaborations with large pharmaceutical and agrochemical companies. Exelixis' current collaborations are with Bayer, Pharmacia, Bristol-Myers Squibb and Dow AgroSciences. These agreements provide for committed funding of over $180 million through January 2008, of which $7.5 million in equity, $7.5 million in the form of a convertible promissory note and approximately $24.2 million in revenues have been recorded as of June 30, 2000. Additional revenues from these collaborations are anticipated from the attainment of research milestones and royalties from sales of Exelixis' future products.

    Exelixis has invested heavily in building its two core technologies, model system genetics and comparative genomics. These core technologies have enabled it to establish collaborations that contributed to revenue growth from zero in 1997 to $10.5 million in 1999 and to $11.6 million in the six months ended June 30, 2000. Exelixis' total headcount increased from 78 employees at December 31, 1997 to 168 employees at December 31, 1999 and to 288 full-time employees at September 30, 2000, of which 224 were engaged in research and development activities.

    On April 14, 2000, Exelixis completed an initial public offering in which it sold 9,100,000 shares of common stock at $13.00 per share for net proceeds of approximately $108.2 million, net of underwriting discounts, commissions and other offering costs. Upon the closing of the offering, all of Exelixis' mandatorily redeemable convertible preferred stock converted into 22,877,656 shares of common stock. After the offering, Exelixis' authorized capital consisted of 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. On May 1, 2000, the underwriters exercised an over-allotment option to purchase an additional 1,365,000 shares, resulting in net proceeds of approximately $16.5 million.

    Exelixis' sources of potential revenue for the next several years are likely to include upfront license and other fees, funded research payments under existing and possible future collaborative arrangements, milestone payments and royalties from its collaborators based on revenues received from any products commercialized under those agreements.

    Exelixis has incurred operating losses in each of the last three years with net losses of approximately $11.5 million in 1997, $15.7 million in 1998, $18.7 million in 1999 and $18.3 million in the six months ended June 30, 2000. As of June 30, 2000, Exelixis had an accumulated deficit of approximately
$73.0 million. Exelixis' losses have resulted principally from costs associated with research and development activities, investment in core technologies and general and administrative functions. As a result of planned expenditures for future research and development activities, Exelixis expects to incur additional operating losses for the foreseeable future.

    ARTEMIS PHARMACEUTICALS

    In June 1998, Exelixis purchased a minority interest in Artemis Pharmaceuticals GmbH, a genetics company located in Cologne, Germany. Exelixis also entered into certain non-exclusive license agreements providing Artemis with access to its technologies. In September 1998, Exelixis entered into a five-year cooperation agreement with Artemis under which it agreed to share technology and business opportunities as they arise. While either party may terminate this agreement at any time, Exelixis believes that the agreement provides it a significant opportunity to access complementary genetic research. Exelixis has no financial obligation or current intention to fund Artemis. Exelixis accounts for its investment in Artemis under the equity method of accounting.

    METAXEN ASSET ACQUISITION

    In July 1999, Exelixis acquired substantially all the assets of MetaXen, LLC, a biotechnology company focused on molecular genetics. In addition to paying cash consideration of $0.9 million, it assumed a note payable relating to certain acquired assets with a principal balance of $1.1 million. Exelixis also assumed responsibility for a facility sub-lease relating to the office and laboratory space occupied by MetaXen. See Note 5 of Notes to Exelixis, Inc.'s Financial Statements.

    At the time of the acquisition, MetaXen had an existing research collaboration with Eli Lilly & Company. This agreement provided for sponsored research payments to be made to MetaXen. The scope of work under the agreement was completed by Exelixis in October 1999. Accordingly, it received and recognized revenues of approximately $0.2 million in fulfillment of that arrangement.

REVENUE RECOGNITION

    License, research commitment and other non-refundable payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreements, generally the research term. Exelixis recognizes contract research revenues as services are performed in accordance with the terms of the agreements. Any amounts received in advance of performance are recorded as deferred revenue.

RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

    REVENUES. Total revenues were $11.6 million for the six-month period ended June 30, 2000, compared to $3.6 million for the comparable period in 1999. The increase was due primarily to additional license and contract revenues earned from the existing collaborations with Bayer, Pharmacia and Bristol-Myers Squibb.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs, supplies and depreciation of facilities and laboratory equipment. Research and development expenses were $22.3 million for the six-month period ended June 30, 2000, compared to $7.3 million for the comparable period in 1999. The increase was primarily due to increased staffing and other personnel-related costs incurred to support new collaborative arrangements and Exelixis' internal self-funded research efforts and an increase in non-cash stock compensation expense. Exelixis expects to continue to devote substantial resources to research and development, and it expects that research and development expenses will continue to increase in absolute dollar amounts in the future.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of personnel and other related costs to support Exelixis' activities, facility costs and professional expenses, such as legal fees. General and administrative expenses were $9.2 million for the six-month period ended June 30, 2000 compared to $3.4 million for the comparable period in 1999. The increase was primarily related to increased recruiting expenses, non-cash stock compensation expense, rent for

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
facilities and expenses associated with Exelixis' new corporate headquarters. General and administrative expenses further increased in the three months ended June 30, 2000 due to the additional costs related to becoming a public company, including costs associated with directors' and officers' insurance and investor relations travel and programs. Exelixis expects that its general and administrative expenses will increase in absolute dollar amounts in the future as it expands its administrative staff and adds infrastructure to support its growing research and development efforts.

    STOCK COMPENSATION EXPENSE. Deferred stock compensation for options granted to employees is the difference between the deemed value for financial reporting purposes of Exelixis common stock on the date such options were granted and their exercise price. Deferred stock compensation for options granted to consultants has been determined in accordance with SFAS No. 123 and is periodically remeasured as the underlying options vest in accordance with Emerging Issues Task Force No. 96-18.

    In connection with the grant of stock options to employees and consultants, Exelixis recorded deferred stock compensation of approximately $10.4 million for the six-month period ended June 30, 2000, compared to $1.7 million for the comparable period in 1999. These amounts were recorded as a component of stockholders' equity (deficit) and are being amortized as charges to operations over the vesting periods of the options. Exelixis recorded stock compensation expense of approximately $8.6 million for the six-month period ended June 30, 2000, compared to $0.8 million for the comparable period in 1999.

    INTEREST INCOME (EXPENSE), NET. Net interest income consists of income earned on cash, cash equivalents and short-term investments, partially offset by interest expense incurred on notes payable and capital lease obligations. Net interest income was $1.7 million for the six-month period ended June 30, 2000, compared to $0.1 million for the comparable period in 1999. The increase year over year primarily relates to interest income earned on the proceeds from Exelixis' initial public offering.

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    TOTAL REVENUES. Total revenues were $2.3 million for the year ended December 31, 1998, compared to $10.5 million in 1999. License and contract revenues earned in 1998 were related to Exelixis' collaboration with Bayer. During 1999, revenues of $5.6 million and $4.3 million were earned under its collaborations with Pharmacia and Bayer, respectively.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs, supplies and depreciation of facilities and laboratory equipment. Research and development expenses were $8.2 million for the year ended
December 31, 1997, compared to $12.1 million in 1998 and $21.7 million in 1999. The increases were due primarily to increased staffing and other personnel-related costs, including non-cash stock compensation expense, incurred to support new collaborative arrangements and Exelixis' internal self-funded research efforts, including the acquisition of MetaXen. Exelixis expects to continue to devote substantial resources to research and development, and it expects that research and development expenses will continue to increase in absolute dollar amounts in the future.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of personnel costs to support Exelixis' activities, facility costs and professional expenses, such as legal fees. General and administrative expenses were $3.7 million for the year ended December 31, 1997, compared to $5.5 million in 1998 and $7.6 million in 1999. The increase in general and administrative expenses in 1999 compared to 1998 related primarily to increased legal expenses, non-cash stock compensation expense and rent for facilities and lease expenses for equipment. The increase in general and administrative expense in 1998 compared to 1997 related primarily to California sales tax, salaries and legal expenses. Exelixis expects that its general and administrative expenses will increase in absolute dollar amounts in the future as it expands its business development, legal and accounting staff, adds infrastructure and incurs additional costs related to being a public company, including directors' and officers' insurance, investor relations programs and increased professional fees.

    DEFERRED STOCK COMPENSATION.

    In connection with the grant of stock options to employees and consultants, Exelixis recorded deferred stock compensation of approximately $0.1 million in the year ended December 31, 1997, compared to $2.4 million in 1998 and $15.9 million in 1999. These amounts were recorded as a component of stockholders' (deficit) equity and are being amortized as charges to operations over the vesting periods of the options. Exelixis recorded amortization of deferred stock compensation of approximately $25,000 for the year ended December 31, 1997, compared to $0.7 million in 1998 and $3.5 million in 1999. For options granted through December 31, 1999, Exelixis expects to record additional amortization expense for deferred compensation as follows:
$7.6 million in 2000, $3.9 million in 2001, $2.0 million in 2002 and $0.6 million in 2003. Exelixis will also record an additional $6.3 million of deferred stock compensation related to options for 829,311 shares of common stock granted during January 2000. See Note 9 of Notes to Financial Statements.

    INTEREST INCOME (EXPENSE), NET. Interest income represents income earned on Exelixis' cash, cash equivalents and short-term investments. Net interest income was $0.5 million in 1997 and $46,000 in 1999, and consisted of amounts earned on cash, cash equivalents and short-term investments, substantially offset by interest expense incurred on notes payable and capital lease obligations. Net interest expense of $50,000 in 1998 resulted primarily from reduced interest income incurred on investments.

    EQUITY IN NET LOSS OF AFFILIATED COMPANY.  During the year ended
December 31, 1998, Exelixis recorded a loss of $0.3 million representing its share of the loss recorded by Artemis using the equity method of accounting. As this loss reduced Exelixis' investment in and receivables from Artemis to zero, no subsequent loss amounts have been recorded in the statements of operations.

    INCOME TAXES. Exelixis has incurred net operating losses since inception and, consequently, has not recorded any federal or state income taxes.

    As of December 31, 1999, Exelixis had federal net operating loss carryforwards of approximately $33.9 million. Exelixis also had federal research and development credit carryforwards of approximately $2.1 million. If not utilized, the net operating loss and credit carryforwards expire at various dates beginning in 2005. Under the Internal Revenue Code, as amended, and similar state provisions, certain substantial changes in Exelixis' ownership could result in an annual limitation on the amount of net operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of net operating loss and credit carry forwards before they are used. See Note 10 of Exelixis, Inc. Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, Exelixis has financed its operations primarily through private placements of preferred stock, loans, equipment lease financings and other loan facilities and payments from collaborators. In addition, during the second quarter of 2000, Exelixis completed its initial public offering raising $124.7 million in net proceeds to Exelixis. Exelixis intends to use the proceeds for research and development activities, capital expenditures, working capital and other general corporate purposes. As of June 30, 2000, Exelixis had approximately $126.0 million in cash, cash equivalents and short-term investments.

    Exelixis' operating activities provided cash of $3.4 million for the six months ended June 30, 2000, and used cash of $1.8 million for the six months ended June 30, 1999. Its operating activities used cash of $10.8 million for the year ended December 31, 1997, compared to $12.7 million in 1998 and $7.3 million in 1999. Cash used in operating activities related primarily to funding net operating losses, partially offset by an increase in deferred revenue from collaborators and non-cash charges related to depreciation and amortization of deferred stock compensation.

    Exelixis' investing activities used cash of $81.5 million for the six months ended June 30, 2000, compared to $5.2 million for the corresponding period in 1999. Investing activities used cash of $6.0 million for the year ended
December 31, 1997, compared to $0.5 million in 1998 and $6.5 million in 1999. Investing activities consist primarily of purchases of property, equipment and short-term investments. Exelixis expects to continue to make significant investments in research and development and its administrative infrastructure, including the purchase of property and equipment to support its expanding operations.

    Exelixis' financing activities provided cash of $124.1 million for the six months ended June 30, 2000, compared to $16.1 million for the corresponding period in 1999. Financing activities provided cash of $16.4 million for the year ended December 31, 1997, compared to $7.6 million in 1998 and $17.1 million in 1999. These amounts consist primarily of proceeds from Exelixis' initial public offering and sales of preferred stock, net issuance costs and amounts received under various financing arrangements.

    Exelixis believes that its current cash and cash equivalents, short-term investments and funding to be received from collaborators, will be sufficient to satisfy its anticipated cash needs for at least the next two years. However, it is possible that Exelixis will seek additional financing within this timeframe. Exelixis may raise additional funds through public or private financing, collaborative relationships or other arrangements. Exelixis cannot assure you that additional funding, if sought, will be available or, even if available, will be available on terms favorable to Exelixis. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Exelixis' failure to raise capital when needed may harm its business and operating results.

DISCLOSURE ABOUT MARKET RISK

    Market risk represents the risk of loss that may impact Exelixis' financial position, operating results or cash flows due to changes in U.S. interest rates. This exposure is directly related to its normal operating activities. Exelixis' cash, cash equivalents and short-term investments are invested with high quality issuers and are generally of a short-term nature. Interest rates payable on its notes and lease obligations are generally fixed. As a result, Exelixis does not believe that near-term changes in interest rates will have a material effect on its future results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which will be effective for Exelixis' 2001 fiscal year. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 is not anticipated to have a significant impact on Exelixis' operating results or financial condition when adopted, since Exelixis currently does not engage in hedging activities.

    In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB 25," which was effective July 1, 2000. FASB Interpretation No. 44 did not have any material impact on Exelixis' financial statements.

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
EXELIXIS MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth information as of September 30, 2000 regarding Exelixis' current executive officers and directors.

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
George A. Scangos, Ph.D...................  52         President, Chief Executive Officer and
                                                       Director

Christian Burks, Ph.D.....................  46         Vice President and Chief Informatics
                                                       Officer

Geoffrey Duyk, M.D., Ph.D.................  41         Chief Scientific Officer and Director

Lloyd M. Kunimoto.........................  47         Senior Vice President of Business
                                                       Development

Michael Morrissey, Ph.D...................  40         Vice President, Discovery Research

Glen Y. Sato..............................  41         Chief Financial Officer, Vice President of
                                                       Legal Affairs and Secretary

Pamela A. Simonton........................  50         Vice President, Corporate Technology
                                                         Development

Stelios Papadopoulos, Ph.D.(1)(2).........  52         Chairman of the Board of Directors

Charles Cohen, Ph.D.(1)...................  50         Director

Jurgen Drews, M.D.........................  67         Director

Jason S. Fisherman, M.D.(2)...............  44         Director

Jean-Francois Formela, M.D.(2)............  44         Director

Edmund Olivier de Vezin(1)................  62         Director

Peter Stadler, Ph.D.......................  55         Director

Lance Willsey, M.D........................  39         Director

------------------------

(1) Member of the compensation committee.

(2) Member of the audit committee.

    GEORGE A. SCANGOS, PH.D., has served as Exelixis' President and Chief Executive Officer since October 1996 and as a director since October 1996. From September 1993 to October 1996, Dr. Scangos served as President of Biotechnology at Bayer Corporation, a pharmaceutical company, and was responsible for research, business and process development, manufacturing, engineering and quality assurance. Dr. Scangos holds a B.A. in biology from Cornell University and a Ph.D. in microbiology from the University of Massachusetts. He was a Post-Doctoral Fellow at Yale University and a faculty member at Johns Hopkins University. He currently holds an appointment as Adjunct Professor of Biology at Johns Hopkins University. Dr. Scangos serves on the board of directors of Onyx Pharmaceuticals, Inc.

    CHRISTIAN BURKS, PH.D., has served as Exelixis' Vice President and Chief Informatics Officer since July 2000. From December 1998 to July 2000, Dr. Burks served as Exelixis' Senior Director of Informatics and Chief Information Scientist. From January 1997 to December 1998, Dr. Burks served as Exelixis' Director of Bioinformatics. From January 1982 to December 1996, Dr. Burks served in various positions at Los Alamos National Laboratory, including Post Doctoral Fellow, Scientific Staff Member, Group Leader and Program Manager. While at Los Alamos, Dr. Burks was part of the team that created the global DNA sequence database, GenBank. Dr. Burks also served as principal investigator for GenBank and Group Leader of the Theoretical Biology & Biophysics Group, and

Laboratory-wide Program Manager for Computational Biology. Dr. Burks holds a Ph.D. in molecular biophysics and biochemistry from Yale University.

    GEOFFREY DUYK, M.D., PH.D., has served as Exelixis' Chief Scientific Officer since April 1997 and as a director since April 1998. From 1994 to 1997, Dr. Duyk served at Millennium Pharmaceuticals, Inc., a genomics company, mostly recently as Vice President of Genomics. From 1992 to 1994, Dr. Duyk was an assistant professor in the Department of Genetics at Harvard Medical School and an assistant investigator of the Howard Hughes Medical Institute. While at Harvard Medical School, Dr. Duyk was a co-principal investigator in the NIH-funded Cooperative Human Linkage Center. Dr. Duyk holds a Ph.D. and M.D. from Case Western Reserve University and completed his residency and post-doctoral training at University of California, San Francisco.

    LLOYD M. KUNIMOTO, has served as Exelixis' Senior Vice President of Business Development since August 1999. From 1997 to 1999, Mr. Kunimoto served as Vice President of Commercial Development for the Nutrition and Consumer Products sector of Monsanto Company, a life sciences company. While at Monsanto, Mr. Kunimoto was responsible for directing Monsanto's genetic engineering program in the area of food ingredients. From 1996 to 1997, Mr. Kunimoto served as President and Chief Executive Officer of Calgene, Inc., an agricultural biotechnology company. From 1995 to 1996, Mr. Kunimoto served as Senior Vice President of Corporate Development at Calgene, Inc. Mr. Kunimoto holds a B.S. in mathematics from Stanford University.

    MICHAEL M. MORRISSEY, PH.D., has served as Exelixis' Vice President of Discovery Research since February 2000. Previously with Berlex Biosciences since 1991, Dr. Morrissey held positions of increasing responsibility, including Vice President of Discovery Research, Director of Pharmaceutical Discovery and Unit Head of Medicinal Chemistry. Dr. Morrissey received his Ph.D. in chemistry from Harvard University and his B.S. Honors in chemistry from the University of Wisconsin.

    GLEN Y. SATO, has served as Exelixis' Chief Financial Officer, Vice President of Legal Affairs and Secretary since November 1999. From April 1999 to November 1999, Mr. Sato served as Vice President, Legal and General Counsel for Protein Design Labs, Inc., a biotechnology company, where he previously served as the Associate General Counsel and Director of Corporate Planning from
July 1993 to April 1999. Mr. Sato holds a B.A. from Wesleyan University and a J.D. and M.B.A. from the University of California, Los Angeles.

    PAMELA A. SIMONTON, J.D., L.L.M., has served as Exelixis' Vice President of Corporate Technology Development since April 2000. From September 1995 to
May 2000, Ms. Simonton served as Vice President, Licensing and Acquisitions for Bayer Corporation's Pharmaceutical Division. From September 1988 to
September 1995, Ms. Simonton served as Vice President of Patents and Licensing for Bayer's Pharmaceutical Division, North America. Ms. Simonton holds a B.S. in chemistry, a M.S. in physics, a J.D. and an L.L.M. in patent and trade regulation.

    STELIOS PAPADOPOULOS, PH.D., has been a director of Exelixis since
December 1994 and Chairman of the Board since January 1998. Dr. Papadopoulos has been an investment banker at SG Cowen since February 2000. Dr. Papadopoulos was an investment banker at PaineWebber from April 1987 to February 2000, and Chairman of PaineWebber Development Corp., a PaineWebber subsidiary, from
June 1998 to February 2000. Dr. Papadopoulos is a member of the board of directors of Diacrin, Inc. and several private companies. Dr. Papadopoulos holds a Ph.D. in biophysics and an M.B.A. in finance, both from New York University.

    CHARLES COHEN, PH.D., has been a director of Exelixis since November 1995. Since July 2000 Dr. Cohen has been the Chief Executive Officer of CellZome, a post-genomics biopharmaceutical company. Prior to this, Dr. Cohen co-founded Creative BioMolecules, Inc., a biotechnology company, in 1982 and was its Chief Scientific Officer. Dr. Cohen serves on the board of directors of several private companies. Dr. Cohen holds a B.A. from State University of New York at Buffalo and a Ph.D. in basic medical sciences from New York University School of Medicine.

    JURGEN DREWS, M.D., has been a director of Exelixis since July 1998.
Dr. Drews has been Chairman of the Board of International BM Biomedicine Holdings, Inc. since October 1997. From 1996 to 1997, Dr. Drews served as President of Global Research for Hoffmann-La Roche Inc. and also served as a member of the Corporate Executive Committee of the Roche Group. From 1991 to 1995, Dr. Drews served as President of International Research and Development and as a member of the Corporate Executive Committee for Roche. Dr. Drews is also a director of Protein Design Labs, Inc., Human Genome Sciences, Inc. and MorphoSys GmbH. Dr. Drews holds an M.D. in internal medicine and molecular biology from the University of Heidelberg.

    JASON S. FISHERMAN, M.D., has been a director of Exelixis since March 1996. Dr. Fisherman has been a partner of Advent International Corporation since 1994. From 1991 to 1994, Dr. Fisherman served as Senior Director of Medical Research at Enzon, where he managed clinical programs in oncology, genetic diseases and blood substitutes. Dr. Fisherman is a director of Mediconsult.com, Inc., ILEX Oncology, Inc. and several private companies. Dr. Fisherman holds a B.A. in molecular biophysics and biochemistry from Yale University, an M.D. from the University of Pennsylvania and an M.B.A. from the Wharton Graduate School of Business.

    JEAN-FRANCOIS FORMELA, M.D., has been a director of Exelixis since
September 1995. Dr. Formela was a partner of Atlas Venture from 1993 to 1995, and has been a general partner of Atlas since 1995. From 1989 to 1993, Dr. Formela served at Schering-Plough, most recently as Senior Director, Medical Marketing and Scientific Affairs, where he had biotechnology licensing and marketing responsibilities. Dr. Formela serves on the board of directors of BioChem Pharma, Inc., DeCode Genetics, Inc. and several private companies.
Dr. Formela holds an M.D. from Paris University School of Medicine and an M.B.A. from Columbia Business School.

    EDMUND OLIVIER DE VEZIN has been a director of Exelixis since July 1997.
Mr. Olivier has been a general partner of Oxford BioScience Partners and general partner of Fairfield/Steuben Venture Partners since 1993. From 1983 to 1993,
Mr. Olivier served as Vice President of Technology and Planning at Diamond Shamrock. Mr. Olivier is a Life Fellow and a Member of the National Council of the Salk Institute and a former Chairman of the Biotechnology Venture Investors Group. Mr. Olivier holds a B.S. in chemical engineering from Rice University and an M.B.A. from Harvard University Graduate School of Business.

    PETER STADLER, PH.D., has been a director of Exelixis since April 1998.
Dr. Stadler has been President and Chief Executive Officer of Artemis Pharmaceuticals, GmbH since June 1998. From 1987 to 1997, Dr. Stadler was head of pharma-biotechnology at Bayer AG. From 1986 to 1987, Dr. Stadler served as a visiting scientist at the University of Munster, Germany and the Massachusetts Institute of Technology in the area of biotechnology. Dr. Stadler holds a Ph.D. in organic chemistry and biochemistry from the University of Hamburg.

    LANCE WILLSEY, M.D., has been a director of Exelixis since April 1997.
Dr. Willsey has been a founding partner of DCF Capital, a hedge fund focused on investing in the life sciences, since July 1998. From July 1997 to July 1998, Dr. Willsey served on the Staff Department of Urologic Oncology at the Dana Farber Cancer Institute at Harvard University School of Medicine. From
July 1996 to July 1997, Dr. Willsey served on the Staff Department of Urology at Massachusetts General Hospital at Harvard University School of Medicine, where he was a urology resident from July 1992 to July 1996. Dr. Willsey holds a B.S. in physiology from Michigan State University and an M.S. in biology and an M.D. from Wayne State University.

SCIENTIFIC ADVISORY BOARD

    The following individuals are members of Exelixis' Scientific Advisory
Board:

NAME                                                         CURRENT POSITION
----                                           ---------------------------------------------
Spyridon Artavanis-Tsakonas, Ph.D............  Director of Developmental Biology and Cancer
                                                 at the Massachusetts General Hospital
                                                 Cancer Center

Richard ffrench-Constant, Ph.D...............  Chair of Insect Molecular Biology, Department
                                                 of Biology and Biochemistry at the
                                                 University of Bath

Corey S. Goodman, Ph.D.......................  Evan Rauch Professor of Neuroscience and
                                                 Director of the Wills Neuroscience
                                                 Institute at the University of California,
                                                 Berkeley

Ronald Plasterk, Ph.D........................  Director of the Hubrecht Laboratory for
                                                 Developmental Biology (Utrecht, the
                                                 Netherlands)

Marc Tessier-Lavigne, Ph.D...................  Professor of Anatomy and of Biochemistry and
                                                 Biophysics, and Director of the Center for
                                                 Brain Development, University of
                                                 California, San Francisco, and Investigator
                                                 of the Howard Hughes Medical Institute

James H. Thomas, Ph.D........................  Associate Professor in the Department of
                                                 Genetics and member of the Programs in
                                                 Molecular and Cellular Biology and in
                                                 Neuroscience and Behavior, University of
                                                 Washington, Seattle Director of the
                                                 Max-Planck Institute (Tubingen, Christianne
                                                 Nusslein-Volhard, Ph.D. Germany)

Klaus Rajewsky, Ph.D.........................  Professor and director of the Institute of
                                                 Genetics at the University of Kohn

BOARD COMPOSITION

    Exelixis currently has ten directors, and the terms of office of the board of directors is divided into three classes. As a result, a portion of Exelixis' board of directors is elected each year. The division of the three classes and their respective election dates are as follows:

    - the class I directors are Drs. Cohen, Drews and Duyk, and their term will expire at the annual meeting of stockholders to be held in 2003;

    - the class II directors are Drs. Fisherman and Formela and Mr. Olivier, and their term will expire at the annual meeting of stockholders to be held in 2001; and

    - the class III directors are Drs. Papadopoulos, Scangos, Stadler and Willsey, and their term will expire at the annual meeting of stockholders to be held in 2002.

    At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, Exelixis' certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Exelixis.

BOARD COMMITTEES

    AUDIT COMMITTEE. Exelixis' audit committee reviews its internal accounting procedures and consults with, and reviews the services provided by, its independent accountants. Current members of Exelixis' audit committee are Drs. Fisherman, Formela and Papadopoulos.

    COMPENSATION COMMITTEE. Exelixis' compensation committee reviews and recommends to the board of directors the compensation and benefits of all its officers and establishes and reviews general policies relating to compensation and benefits of its employees. The compensation committee also administers the issuance of stock options and other awards under Exelixis' stock plans. Current members of the compensation committee are Mr. Olivier and Drs. Cohen and Papadopoulos.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of Exelixis' compensation committee has at any time been an officer or employee of Exelixis. No interlocking relationship exists between Exelixis' board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

    Drs. Formela, Papadopoulos and Scangos serve as members of the Shareholders' Committee of Artemis, the governing board of Artemis responsible for compensation decisions. Dr. Stadler, a member of Exelixis' board, is Chief Executive Officer of Artemis.

DIRECTOR COMPENSATION

    Directors currently receive no cash compensation from Exelixis for their services as members of the board or for attendance at committee meetings.

    In January 2000, Exelixis adopted the 2000 Non-Employee Directors' Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to Exelixis' directors who are not employees of Exelixis or of any affiliate of Exelixis. Any elected non-employee director will receive an initial option to purchase 25,000 shares of common stock. Starting at the annual stockholder meeting in 2000, all non-employee directors will receive an annual option to purchase 5,000 shares of common stock.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation that Exelixis paid during 1999 to its Chief Executive Officer and each of the four other most highly compensated executive officers who earned more than $100,000 during 1999. These individuals are referred to as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                                                    ------------
                                                              ANNUAL COMPENSATION    SECURITIES
                                                              -------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                                    SALARY     BONUS       OPTIONS
---------------------------                                   --------   --------   ------------
George A. Scangos, Ph.D. ...................................  $400,000   $250,000(1)    600,000
  President and Chief Executive Officer

Geoffrey Duyk, M.D., Ph.D. .................................   290,000    162,000(2)    375,000
  Chief Scientific Officer

Lloyd M. Kunimoto(3) .......................................    87,500     71,875      262,500
  Senior Vice President of Business Development

Glen Y. Sato(4) ............................................    30,962         --      243,750
  Chief Financial Officer, Vice President of Legal Affairs
  and Secretary

Lynne Zydowsky, Ph.D.(5)....................................   162,500     48,000(6)     90,000

------------------------

(1) Includes a 1998 bonus of $50,000 that was paid in 1999.

(2) Includes a 1998 bonus of $87,000 that was paid in 1999.

(3) Mr. Kunimoto joined Exelixis in August 1999. Mr. Kunimoto's annual salary is $210,000.

(4) Mr. Sato joined Exelixis in November 1999. Mr. Sato's annual salary is $210,000.

(5) Dr. Zydowsky left her position as Exelixis' Vice President, Pharmaceutical Business Development in January 2000.

(6) Includes a 1998 bonus of $20,000 that was paid in 1999.

OPTION GRANTS IN FISCAL YEAR 1999

    The following table sets forth each grant of stock options during the fiscal year ended December 31, 1999, to each of the named executive officers.

    The exercise price of each option is equal to the estimated fair market value of Exelixis common stock as determined by the board of directors on the date of grant. In determining the estimated fair market value of Exelixis common stock on the date of grant its board of directors considered many factors, including:

    - the fact that Exelixis' options involved illiquid securities in a nonpublic company;

    - prices of preferred stock issued by Exelixis to outside investors in arm's-length transactions;

    - the rights, preferences and privileges of Exelixis preferred stock over Exelixis common stock;

    - Exelixis' stage of development and business strategy; and

    - the likelihood that Exelixis common stock would become liquid through an initial public offering, a sale of Exelixis or another event.

    The exercise price may be paid in cash, promissory notes, shares of Exelixis common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

    The potential realizable value of Exelixis' options is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent Exelixis' prediction of its stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

    - multiplying the number of shares of common stock subject to a given option by the initial public offering price of $13.00 per share;

    - assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

    - subtracting from that result the aggregate option exercise price.

Percentages shown under "Percent of Total Options Granted to Employees in 1999" are based on an aggregate of 2,892,202 (post-split) options granted to Exelixis' employees, consultants and directors under its stock option plans during 1999.

                                                 INDIVIDUAL GRANTS
                               -----------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                               NUMBER OF                                                  ASSUMED ANNUAL RATES OF
                               SECURITIES   PERCENT OF TOTAL   EXERCISE                 STOCK PRICE APPRECIATION FOR
                               UNDERLYING   OPTIONS GRANTED     PRICE                           OPTION TERM
                                OPTIONS     TO EMPLOYEES IN      PER      EXPIRATION   ------------------------------
NAME                           GRANTED(#)       1999 (%)       SHARE($)      DATE          5%                10%
----                           ----------   ----------------   --------   ----------   -----------       ------------
George A. Scangos, Ph.D......   375,000           12.97          0.27      08/04/09     7,461,475         11,393,745
                                225,000            7.78          1.33      12/16/09     4,238,385          6,597,747

Geoffrey Duyk, M.D., Ph.D....   225,000            7.78          0.27      08/04/09     4,476,885          6,836,247
                                150,000            5.19          1.33      12/16/09     2,825,590          4,398,498
                                225,000            7.78          0.27      08/01/09     4,476,885          6,836,247

Lloyd M. Kunimoto............    37,500            1.30          1.33      12/16/09       706,398          1,099,624
                                243,750            8.43          0.40      11/07/09     4,818,074          7,373,944

Glen Y. Sato.................    60,000            2.07          0.27      06/03/09     1,193,836          1,822,999

Lynne Zydowsky, Ph.D.........    30,000            1.04          0.40      10/31/09       593,018            907,600

AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1999

    The following table sets forth the number and value of securities underlying unexercised options that are held by each of the named executive officers as of December 31, 1999.

    Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 1999" are based on the initial public offering price of $13.00, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                  UNDERLYING                   IN-THE-MONEY
                                                            UNEXERCISED OPTIONS AT        OPTIONS AT DECEMBER 31,
                                                             DECEMBER 31, 1999(1)                 1999(1)
                                                          ---------------------------   ---------------------------
                          SHARES ACQUIRED      VALUE      EXERCISABLE/   EXERCISABLE/   EXERCISABLE/   EXERCISABLE/
NAME                      ON EXERCISE (#)   REALIZED($)      VESTED        UNVESTED        VESTED        UNVESTED
----                      ---------------   -----------   ------------   ------------   ------------   ------------
George A. Scangos,
  Ph.D..................          --              --         196,094        666,406       2,496,277      8,244,848
Geoffrey Duyk, M.D.,
  Ph.D..................          --              --         123,047        420,703       1,566,388      5,196,549
Lloyd M. Kunimoto.......          --              --              --        262,500              --      3,301,875
Glen Y. Sato............      62,500          58,125              --        181,250              --      2,283,750
Lynne Zydowsky, Ph.D....      42,263          30,743              --         96,487              --      1,224,744

------------------------

(1) All options are exercisable upon grant but are subject to a right of repurchase by Exelixis until vested.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

    As permitted by Delaware law, Exelixis' amended and restated certificate of incorporation provides that no director will be personally liable to Exelixis or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

    - any breach of duty of loyalty to Exelixis or its stockholders;

    - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - unlawful payment of dividends or unlawful stock repurchases or redemptions; or

    - any transaction from which the director derived an improper personal benefit.

    Exelixis' restated bylaws provide that Exelixis shall indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. Exelixis believes that indemnification under its restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. Exelixis' restated bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the restated bylaws would permit indemnification.

    Exelixis has entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in its restated bylaws. These agreements, among other things, indemnify its directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by Exelixis, arising out of such person's services as a director or executive officer with respect to Exelixis, any of Exelixis' subsidiaries or any other company or enterprise to which the person provides services at Exelixis' request. Exelixis believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

CHANGE IN CONTROL ARRANGEMENTS AND EMPLOYMENT AGREEMENTS

    At the time of commencement of employment, Exelixis' employees generally sign offer letters specifying basic terms and conditions of employment. In general, Exelixis' employees are not subject to written employment agreements. Each officer and employee has entered into a standard form agreement with respect to confidential information and invention assignment that provides that the employee will not disclose any confidential information of Exelixis received during the course of employment and that, with some exceptions, the employee will assign to Exelixis any and all inventions conceived or developed during the course of employment.

    In September 1996, Exelixis entered into an agreement with George Scangos in connection with his appointment as President and Chief Executive Officer of Exelixis. The agreement provides that Dr. Scangos' term of employment will be renewed automatically each year unless either party provides written notice of its intention not to renew. In the event that Dr. Scangos' employment is terminated without cause, he may receive up to six months base salary and bonus, together with all benefits. The agreement also provides that in the event of a merger or sale of more than 50% of Exelixis' assets, Dr. Scangos' unvested stock options shall automatically accelerate and vest in full.

    In April 1997, Exelixis entered into an agreement with Geoffrey Duyk in connection with his appointment as Chief Scientific Officer and Senior Vice President of Research and Development. The agreement provides that Dr. Duyk's term of employment will be renewed automatically each year unless either party provides written notice of its intention not to renew. In the event that Dr. Duyk's employment is terminated without cause, he may receive up to six months base salary and any declared but unpaid bonus as of the date of termination, together with all benefits. The agreement also provides that in the event of a change of control, Dr. Duyk's unvested stock options shall automatically accelerate and vest in full.

    In October 1999, Exelixis entered into an agreement with Glen Sato in connection with his appointment as Chief Financial Officer and Vice President of Legal Affairs. The agreement provides that in the event that Mr. Sato's employment is terminated without cause, he will receive six months base salary and benefits.

CERTAIN TRANSACTIONS OF EXELIXIS

    Stock option grants to Exelixis' executive officers and directors are described in this prospectus/ proxy statement under the headings "Exelixis Management--Director Compensation," and "--Executive Compensation."

    EXECUTIVE EMPLOYMENT AGREEMENTS. Exelixis has entered into employment agreements with George Scangos, President and Chief Executive Officer, Geoffrey Duyk, Chief Scientific Officer and Senior Vice President of Research and Development, and Glen Sato, Chief Financial Officer and Vice President of Legal Affairs. See "Exelixis Management--Change in Control Arrangements and Employment Agreements."

    INDEMNIFICATION AGREEMENTS. Exelixis has entered into indemnification agreements with its directors and officers for the indemnification of and advancement of expenses to these persons to the fullest extent permitted by law. Exelixis also intends to execute these agreements with its future directors and officers. See "Exelixis Management--Limitations of Liability and Indemnification Matters."

    INDEBTEDNESS OF MANAGEMENT. In January 1998, Exelixis entered into a loan agreement with George Scangos, President, Chief Executive Officer and a director, in the amount of $150,000. The loan has an interest rate of 6.13% and matures on January 19, 2003. Pursuant to the terms of the loan agreement, the loan may be forgiven under certain circumstances.

    In January 1998, Exelixis entered into a loan agreement with Geoffrey Duyk, Chief Scientific Officer, Senior Vice President of Research and Development, and a director, in the amount of $90,000. The loan has an interest rate of 6.13% and matures on January 16, 2003. Pursuant to the terms of the loan agreement, the loan may be forgiven under certain circumstances.

    In March 1999, Exelixis entered into a loan agreement with Lynne Zydowsky, former Vice President, Pharmaceutical Business Development, in the amount of $150,000. The loan has an interest rate of 5.5% and matures on the earlier of October 12, 2000 or upon the financing of a new business venture by Dr. Zydowsky. In August 2000, Dr. Zydowsky paid off the loan and accrued interest in full.

    In January 2000, Exelixis entered into a loan agreement with Glen Sato, Chief Financial Officer, Vice President, Legal Affairs and Secretary, in the amount of $72,500. The loan has an interest rate of 6.5% and matures on the earlier of January 27, 2004 or the sale of vested shares of Exelixis common stock purchased pursuant to the note.

    In February 2000, Exelixis entered into loan agreements with George Scangos, President, Chief Executive Officer and a director, Geoffrey Duyk, Chief Scientific Officer, Senior Vice President of Research and Development and a director, Lloyd Kunimoto, Senior Vice President, Business Development, Michael Morrissey, Vice President, Discovery Research and Christian Burks, Vice President and Chief Informatics Officer, in the amounts of $470,000, $260,000, $110,000, $110,000 and $12,515, respectively. The loans have an interest rate of 6.5% and mature on the earlier of February 3, 2004 or the sale of vested shares of Exelixis common stock purchased pursuant to the notes.

    ARTEMIS. In 1998, Exelixis purchased a minority interest in Artemis Pharmaceuticals GmbH, a genetics company located in Cologne, Germany, focusing on the study of vertebrate model genetic systems such as mice and zebrafish. As of September 30, 2000, Exelixis owns 15% of the outstanding capital of Artemis, and, pursuant to a shareholders' agreement, Exelixis has appointed three of the six members of the Artemis shareholders' governing board.

    In September 1998, Exelixis entered into a five-year cooperation agreement with Artemis under which Exelixis agreed to share technology and business opportunities as they arise. While either party may terminate this agreement at any time, Exelixis believes that it provides a significant opportunity to access complementary genetic research. In addition to developing zebrafish and mouse model system

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
technology, Artemis is studying cartilage biology, angiogenesis and cardiovascular biology. Exelixis and Artemis have developed an integrated research approach in the field of angiogenesis and are jointly marketing this capability.

    OTHER. Stelios Papadopoulos, chairman of the board of directors of Exelixis, is an investment banker with SG Cowen. Pursuant to a letter agreement dated August 23, 2000, SG Cowen was retained by Exelixis to act as its financial advisor in connection with the proposed acquisition by Exelixis of Agritope. Exelixis has agreed to pay SG Cowen a transaction fee of $500,000 and to reimburse SG Cowen for reasonable out-of-pocket expenses incurred by SG Cowen in performing its services. Dr. Papadopoulos abstained from voting at the special meeting of directors to approve the merger.

    Exelixis believes that all of the transactions set forth above were made on terms no less favorable to it than could have been obtained from unaffiliated third parties. All future transactions, including loans, between Exelixis and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to Exelixis than could be obtained from unaffiliated third parties.

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
SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF EXELIXIS

    The following table sets forth summary information regarding the beneficial ownership of Exelixis' outstanding common stock as of September 30, 2000 by:

    - each of the named executive officers;

    - each of Exelixis' directors;

    - each person or group who is known by Exelixis to beneficially own more than 5% of Exelixis common stock; and

    - all of Exelixis' current directors and executive officers as a group.

    Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 30, 2000 as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Applicable percentage ownership in the following table is based on 44,928,105 shares of common stock outstanding as of September 30, 2000. Unless otherwise indicated, the address of each individual listed in the table is in care of Exelixis, Inc., 170 Harbor Way, South San Francisco, California 94080.

                                                               NUMBER OF SHARES        PERCENTAGE
NAME AND ADDRESS OF BENEFICIALLY OWNED                        BENEFICIALLY OWNED   BENEFICIALLY OWNED
--------------------------------------                        ------------------   ------------------
EXECUTIVE OFFICERS AND DIRECTORS:
George A. Scangos, Ph.D.(1).................................       1,978,750               4.4%
Geoffrey Duyk, M.D., Ph.D.(2)...............................       1,219,549               2.7
Lloyd M. Kunimoto(3)........................................         263,500                 *
Glen Y. Sato(4).............................................         245,749                 *
Lynne Zydowsky, Ph.D........................................         109,762                 *
Stelios Papadopoulos, Ph.D.(5)..............................         378,213                 *
Charles Cohen, Ph.D.(6).....................................         225,000                 *
Jurgen Drews, M.D.(7).......................................       1,280,000               2.9
Jason S. Fisherman, M.D.(8).................................       1,760,997               3.9
Jean-Francois Formela, M.D.(9)..............................       4,070,236               9.0
Edmund Olivier de Vezin(10).................................       2,183,924               4.9
Lance Willsey, M.D.(11).....................................          67,500                 *
Peter Stadler, Ph.D.(12)....................................         255,000                 *
5% STOCKHOLDERS:
Atlas Venture(9)............................................       4,023,736               9.0
Pharmacia Corporation.......................................       2,355,769               5.2
All directors and executive officers as a group (16
  persons)(13)..............................................      14,366,009              31.5%

------------------------

   * Represents beneficial ownership of less than 1 percent.

 (1) Includes 121,212 shares held by George A. Scangos, Trustee of The Leslie S. Wilson Grantor Annuity Trust, 4,875 shares held by Clare Springs, Trustee of The Jennifer Scangos Trust and 4,875 shares held by Clare Springs, Trustee of The Katherine Scangos Trust. Includes 512,499 shares that Exelixis has the right to repurchase within 60 days of September 30, 2000.

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
 (2) Includes 17,137 shares held by Geoffrey M. Duyk and Ulrike Barbara Wolter, Trustees of The Duyk 2000 Irrevocable Trust dated 2/21/00, 4,275 shares held by Geoffrey M. Duyk and Ulrike Barbara Wolter, Trustees of The Charles Duyk Trust dated 2/21/00, 22,500 shares held by Ulrike Barbara Wolter, Trustee of The Geoffrey M. Duyk Irrevocable Trust dated 2/21/00 and 75,000 shares held by Geoffrey M. Duyk, Trustee of The Geoffrey M. Duyk Annuity Trust dated 2/21/00. Also includes 168,750 shares Dr. Duyk has the right to acquire pursuant to an option exercisable within 60 days of September 30, 2000 of which Exelixis has the right to repurchase 410,156 shares within 60 days of September 30, 2000.

 (3) Includes 192,187 shares that Exelixis has the right to repurchase within 60 days of September 30, 2000.

 (4) Includes 182,812 shares that Exelixis has the right to repurchase within 60 days of September 30, 2000.

 (5) Includes 30,000 shares Dr. Papadopoulos has the right to acquire pursuant to an option exercisable within 60 days of September 30, 2000 of which Exelixis has the right to repurchase 29,167 shares within 60 days of September 30, 2000.

 (6) Includes 30,000 shares Dr. Cohen has the right to acquire pursuant to an option exercisable within 60 days of September 30, 2000 of which Exelixis has the right to repurchase 29,167 shares within 60 days of September 30, 2000.

 (7) Includes 1,250,000 shares held by FEI Biomedicine Private Equity
     Holding Inc., an investment company managed by International BM Biomedicine Holdings Inc., or IBH. Dr. Drews is the Chairman of the Board of IBHH and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares. IBH is located at House of Commerce, Aeschenplatz 7, Basel, Switzerland. Also includes 30,000 shares Dr. Drews has the right to acquire pursuant to an option exercisable within 60 days of September 30, 2000 of which Exelixis has the right to repurchase 29,167 shares within 60 days of September 30, 2000.


 (8) Includes 1,192,380 shares held by Rovent II L.P., 298,095 shares held by Advent Performance Materials, L.P., 170,340 shares held by Adwest L.P., 66,432 shares held by Advent Partners L.P. and 3,750 shares held by Advent International Investors II, L.P. Advent International Corporation, the venture capital firm that is the manager of the funds affiliated with Advent International Group, exercises sole voting and investment power with respect to all shares held by these funds. Dr. Fisherman is a partner of Advent International Corporation and disclaims beneficial ownership of these shares except for 17,053 shares that are indirectly beneficially owned by Dr. Fisherman. Advent International Corporation is located at 75 State Street, Boston, MA 02109. Also includes 30,000 shares Dr. Fisherman has the right to acquire pursuant to an option exercisable within 60 days of September 30, 2000 of which Exelixis has the right to repurchase 29,167 shares within 60 days of September 30, 2000.


 (9) Includes 2,682,763 shares held by Atlas Venture Fund II, L.P. and 1,340,973 shares held by Atlas Venture Europe Fund B.V. Atlas Venture Fund II, L.P. and Atlas Venture Europe Fund B.V are part of Atlas Venture, a group of funds under common control. Dr. Formela is a general partner of Atlas Venture. No general partner of Altas Venture is deemed to have voting and investment power with respect to such shares and Dr. Formela disclaims beneficial ownership of these shares. Atlas Venture is located at 222 Berkeley Street, Suite 1950, Boston, MA 02116. Also includes 30,000 shares Dr. Formela has the right to acquire pursuant to an option exercisable within 60 days of September 30, 2000 of which Exelixis has the right to repurchase 29,167 shares within 60 days of September 30, 2000.

 (10) Includes 1,473,102 shares held by Oxford Bioscience Partners, L.P., 408,678 shares held by Oxford Bioscience Partners (Bermuda) L.P., 182,144 shares held by Oxford Bioscience Partners (Adjunct)

      L.P. and 90,000 shares held by Oxford Bioscience Management Partners.
      Mr. Olivier is a general partner of Oxford Bioscience Partners and disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest in these shares. Oxford Bioscience Partners is located at 650 Town Center Drive, Suite 810, Costa Mesa, CA 92626. Also includes 30,000 shares Mr. Olivier has the right to acquire pursuant to an option exercisable within 60 days of September 30, 2000 of which Exelixis has the right to repurchase 29,167 shares within 60 days of September 30, 2000.

 (11) Includes 30,000 shares Dr. Willsey has the right to acquire pursuant to an option exercisable within 60 days of September 30, 2000 of which Exelixis has the right to repurchase 29,167 shares within 60 days of September 30, 2000.

 (12) Includes 217,500 shares Dr. Stadler has the right to acquire pursuant to an option exercisable within 60 days of September 30, 2000 of which Exelixis has the right to repurchase 90,104 shares within 60 days of September 30, 2000.

 (13) Total number of shares includes 9,158,658 shares of common stock held by entities affiliated with directors and executive officers, 733,750 shares issuable upon the exercise of options within 60 days of September 30, 2000 and 1,959,061 shares that Exelixis has the right to repurchase within 60 days of September 30, 2000. See footnotes 1 through 12 above.

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
                        INFORMATION RELATING TO AGRITOPE

AGRITOPE'S BUSINESS

    Agritope is an Oregon-based agricultural biotechnology company that develops improved plant products and provides technology to the agricultural industry. Agrinomics LLC, its joint venture with Aventis CropScience, S.A., conducts a gene discovery program, which is directed at finding and determining the function of plant genes. Aventis CropScience was formed in December 1999, combining the businesses formerly known as Rhone-Poulenc Agro and AgrEvo. The technology developed or acquired by Agritope includes a variety of genes, promoters and enabling technologies.

    Agritope utilizes its patented ethylene control technology to develop a wide variety of fruits and vegetables that are resistant to the decaying effects of ethylene. Agritope has also acquired certain rights to certain proprietary genes from the Salk Institute for Biological Studies. Agritope believes that the Salk genes may have the potential to confer disease resistance, enhance crop yield, control flowering, regulate cell division and enhance gene expression in plants. Agritope has an option to obtain a worldwide license to use the Salk genes in a wide range of fruit and vegetable species.

    Agritope consists of two segments: Agritope Research and Development, as described above, and a majority-owned subsidiary, Vinifera, Inc. See Note 11 of Agritope, Inc. and Subsidiaries Notes to Consolidated Financial Statements for selected financial information regarding both segments. Vinifera propagates and markets grapevines to the U.S. premium wine grape production industry. Agritope believes that Vinifera offers one of the most technically advanced grapevine plant propagation and disease screening and elimination programs available to the grape production industry.

FUNCTIONAL GENOMICS.

    In July 1999, Agritope and Aventis CropScience formed Agrinomics LLC which has begun a research, development and commercialization program in the field of agricultural functional genomics. Agritope owns a 50% interest in Agrinomics and Aventis CropScience owns the remaining 50% interest.

    Agrinomics will identify, develop and commercialize novel genes expected to be discovered under a gene discovery program called the ACTTAG Gene Discovery Program. The ACTTAG program utilizes activation tagging, a technique that enables researchers to rapidly discover genes and the traits they confer. Agrinomics and its academic collaborators at the Salk Institute of San Diego, California will generate genetically modified seeds that will be screened by Agrinomics for a wide variety of traits such as disease resistance, insect resistance, new morphologies, abiotic stress tolerance, improved flowering characteristics, herbicide targets, herbicide tolerance and improved nutritional qualities. Agrinomics has an option to collaborate with scientists at the University of Edinburgh, Scotland in the ACTTAG program who would also generate genetically modified seeds for screening in the ACTTAG program, but it has not yet exercised the option.

    Aventis CropScience is expected to make capital contributions to Agrinomics, in cash, totaling $20 million over a five-year period. To date, a total of nine million dollars in contributions have been made to support the first two years of Agrinomics' operations. Agritope contributed the ACTTAG technology, a collection of seeds generated using the ACTTAG techniques and expertise in molecular and cell biology. In addition, Agritope will perform research work at its Oregon research facility, greenhouses and farm. Aventis CropScience will also provide high-throughput screening, robotics, microarray and bioinformatics technologies and support and perform research work at its Research Triangle Park research facility and at other locations.

    Agrinomics intends to develop a network of research and commercial alliances with a broad range of interests including food and beverages, feed grains, fiber crops and forestry. Alliance participants would provide funding for specific projects. Participants would receive rights to technology in their field of interest as well as access to technology developed within the Agrinomics network.

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
    In December 1999, a joint venture owned by Vilmorin Clause & Cie of France and Biotech Plant Genomic Fund of Israel, entered into a research agreement with Agrinomics. Under the terms of the research agreement, the joint venture will sponsor a $7.5 million five-year research program to discover genes that confer desirable traits in certain vegetables. Agrinomics will use $2.5 million of the funding to reimburse the joint venture for conducting screening activities in the program.

    In July 2000, Agritope announced the development of a new technology platform for the creation of novel plant varieties containing increased levels of naturally occurring phytochemicals, called nutraceuticals. Nutraceuticals are nutrients in foods that may provide health benefits and prevent or treat diseases. Agritope's new MetaGeneTM Metabolic Genomics Technology facilitates the rapid identification of the specific genes that regulate the levels of phytochemicals such as carotenoids, lycopene, flavonoids, isoflavones, vitamins, folic acid and various elements and minerals. Agritope has filed patent applications on the MetaGene technology and has already produced a botanical library of more than 5,000 lines that the company is currently using for nutraceutical analyses. In addition to screening for increased levels of nutraceuticals, the botanical library can be used to screen for new therapeutics, antimicrobial compounds, colorants and metabolites of interest to the cosmetic industry, as well as high-throughput screening for new drugs of interest to the pharmaceutical industry.

BIOTECHNOLOGY PROGRAM

    Historically, Agritope's biotechnology program focused on using the tools and techniques of plant genetic engineering to regulate the synthesis of ethylene in ripening fruits and vegetables. Ethylene is a gaseous plant hormone, which in higher plant species is responsible for fruit and vegetable ripening and senescence as well as numerous other physiological effects. Agritope has identified and patented a single gene that can be inserted into plants and expressed to regulate the plant's ability to produce ethylene. In recent years, Agritope has expanded its research to genetically regulating other physiological processes in plants. Agritope is also conducting research in the area of disease control, including screening plants for the presence of disease and creating genetically engineered plants with resistance to pathogens.

    RIPENING CONTROL. The fresh produce industry is based largely upon rapid harvesting, processing and distribution of fruits and vegetables in order to prevent spoilage and ensure the arrival of product at retail outlets in acceptable condition for consumer purchase and use. The post-harvest period for most fruits and vegetables is one of continuous ripening and senescence (aging), as evidenced by rapid changes in color, texture, flavor, nutrient content, and other quality attributes. Product losses during harvesting, processing, packing, shipping and distribution can reach substantial proportions of overall crop yield. Growers frequently incur losses resulting from abandoning crops in the field or having shipments refused by receivers because the produce is overripe. In addition, wholesalers and retailers may be forced either to discard or sell overripe produce at reduced prices and consumers often must use produce shortly after purchase to avoid spoilage. Studies published in the Marketing Research Report of the U.S. Department of Agriculture, or the USDA, have estimated post-harvest losses of 30% and 40%, respectively, for strawberries shipped from Florida to the Chicago and New York markets. In the U.S. fruit and vegetable markets, post-harvest losses are estimated to amount to several billion dollars annually.

    Post-harvest losses are largely attributable to the effects of ethylene. Because ethylene is a gas, it not only affects the plant producing it, but also surrounding plants as well. The physiological effects of ethylene include initiation and enhancement of ripening, senescence, leaf abscission and drooping and flower fading and wilting. Common examples include the ripening and subsequent rotting of tomatoes and apples, discoloration in lettuce and broccoli and the short bloom life of cut flowers.

    The importance of controlling ethylene production in plants has been recognized for decades, and has been addressed primarily through the use of controlled atmosphere storage, chemical treatment and special packaging. Conventional techniques for controlling ethylene production have serious disadvantages that include high cost, time-critical handling requirements and lack of consistent ripening.

For example, the majority of product sold in the fresh tomato market today is composed of "gas-green" tomatoes. These tomatoes are picked and packed while still green and firm. Prior to shipping to wholesale customers, green tomatoes are exposed to ethylene gas in order to initiate ripening of the product. In general, gas-green tomatoes are perceived by consumers to have less desirable taste and texture than vine-ripened tomatoes.

    Agritope believes the ability to regulate ethylene and control ripening through genetic engineering represents an opportunity to provide a superior product to consumers while also improving profitability for growers and distributors. Growers may achieve higher marketable yields due to fewer losses of overripe product in the field and may lower labor costs by decreasing frequency of harvest. For packer/ shippers, better control of product marketability may result in improved inventory flexibility and control, and more uniform product quality.

    ETHYLENE CONTROL TECHNOLOGY. Agritope's ethylene control technology is focused on the use of a patented gene known as SAMase. The expression of SAMase in plants produces an enzyme that acts to degrade one of the important precursor compounds (S-adenosylmethionine or SAM) necessary for the production of ethylene. Agritope has genetically engineered plants to express the SAMase gene only when certain levels of rising ethylene concentrations are reached in the tissues of the fruit or plant. This feature causes the production of greater levels of the enzyme that degrades SAM in response to a correspondingly higher level of ethylene. Agritope believes that this technology thus offers a major advantage over other approaches to ripening control in that the production of ethylene may be specifically reduced to levels that allow for the initiation of ripening but that delay the spoiling effects of excess ethylene. Therefore, the fruit can be maintained at an optimal level of ripeness for an extended period of time. An additional benefit of Agritope's technology is that the reaction catalyzed by the SAMase gene produces compounds normally found in plants. Agritope believes its SAMase technology can be utilized for the control of ethylene in any plant species where ethylene affects ripening or senescence.

    Agritope's application of ethylene control technology to various fruit and vegetable crops is at different stages, as described below. There are difficult scientific objectives to be achieved with respect to application of the technology to certain crops before the technical or commercial feasibility of the modified crops can be demonstrated. There can be no assurance that the technology can be successfully applied to particular crops or that the modified crops can be successfully and profitably produced, distributed and sold.

    In 1999, Agritope licensed its ethylene control technology to Ball Horticultural Company, a global leader in the development, production and marketing of floricultural crops. Under the terms of the license, Ball was granted a license to utilize Agritope's proprietary ethylene control technology, including rights to genes and gene promoters, to develop and produce novel floricultural crops. In return, Agritope will receive royalties on the sale of products and derivatives that incorporate the licensed technology.

    A U.S. patent covering the use of any gene that encodes S-adenosylmethionine hydrolase (the enzyme expressed in any plant species by the SAMase gene) protects Agritope's ripening control technology. In addition to the patent on the SAMase gene, utility claims have been allowed on the promoter/gene combination used by Agritope in applications currently under development as well as potential applications in all other fruit-bearing plants. In the area of regulated gene expression and ripening control, Agritope has seven additional U.S. patents issued and two U.S. patents allowed but not yet issued. Agritope also has three pending U.S. patents in this area. Agritope holds five foreign patents as well as 26 pending foreign applications, also primarily related to ripening control technology.

    THE SALK GENES. In 1997, Agritope acquired certain rights to certain proprietary genes discovered by scientists at the Salk Institute. Agritope believes these new technologies will allow Agritope to leverage its ability to genetically engineer fruits and vegetables and enhance its ability to broaden its

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
pipeline of new genetically engineered products. U.S. and foreign patent filings have been made with respect to each of the Salk genes.

    Under the terms of the Salk agreement, Agritope has an option to obtain an exclusive or nonexclusive worldwide license to use the Salk genes in a wide range of fruit and vegetable crops. The agreement permits Agritope to use each Salk gene for research and evaluation purposes, for which Agritope will pay an annual access fee until it elects to license the gene for commercial purposes. Agritope will pay a license issue fee and royalty for each Salk gene it elects to license. Agritope has also agreed to reimburse a percentage of applicable Salk Institute patent costs. Salk Institute retains ownership of the Salk genes, subject to applicable U.S. government rights. Agritope will own any modified plant species and fruit and vegetable crops it develops using the Salk genes, and will therefore have control of the marketing and distribution rights to such products.

    Agritope's work with the Salk genes to produce desirable fruit and vegetable crops is at an early stage. There are difficult scientific objectives to be achieved before the technological or commercial feasibility of the products can be demonstrated. There can be no assurance that any of Agritope's products under development using the Salk genes, if and when fully developed and tested, will perform in accordance with Agritope's expectations, that necessary regulatory approvals will be obtained in a timely manner, if at all, or that these products can be successfully and profitably produced, distributed and sold.

    Agritope is currently conducting research regarding:

    - CDR1, a gene that may confer systemic acquired resistance, or SAR, to plants. SAR is the ability of plants to develop a powerful disease resistance state. After exposure to a non-lethal inoculum of a bacterial, viral or fungal pathogen, a plant will possess a heightened ability to defend itself against a broad range of new pathogenic challenges. Scientists at the Salk Institute, in collaboration with those at the Samuel Roberts Nobel Foundation, have discovered a gene, CDR1, which appears to play a key role in the maintenance of SAR. Agritope intends to utilize CDR1 in the development of plant varieties that have increased disease resistance to a broad range of plant pathogens;

    - BRI1, a gene that encodes a receptor-like protein kinase involved in brassinosteroid signaling and provides further opportunities for biotechnological applications related to yield increase in transgenic plants. In theory, it is possible to generate BRI1 derivatives that have been activated as if brassinosteroid were bound to the gene. Both approaches, either separately or together, have the potential to greatly stimulate plant growth and yield. In July, 2000, Agritope entered into a license agreement with respect to BRI1;

    - FT, a gene which acts to induce flowering. FT acts partially downstream of CONSTANS (CO), which promotes flowering in response to long days. Unlike many other floral regulators, the deduced sequence of the FT protein does not suggest that it directly controls transcription or transcript processing. Instead, it is similar to the sequence of an inhibitor of flowering that also shares sequence similarity with membrane-associated mammalian proteins; and

    - PAP1, a gene that controls anthocyanin production in plants. Over expression of PAP1 results in over accumulation of anthocyanin and a phenotype that presents as a novel red-purple color.

    ADDITIONAL TECHNOLOGIES. Agritope conducts research on several additional early-stage technologies. For example, Agritope scientists have devised a genetic engineering strategy to confer seedlessness to fruit crops. In 2000, Agritope was awarded a Phase I Small Business Innovation Research, or SBIR, grant to develop a novel geminivirus resistance strategy and to incorporate the approach into commercial tomato varieties. Geminiviruses are a class of plant viruses that cause widespread damage in several crops including tomato, pepper, beans, melon, squash and cotton. Agritope has entered into an option agreement with The Ohio State University to use the geminivirus resistance strategy in a wide range of crop species susceptible to whitefly transmitted geminiviruses. Agritope also entered into a collaboration agreement in 1999 with a specialist in the field of synthetic organic chemistry at the

University of Calgary, Canada, Dr. Thomas G. Back, who has discovered a unique technology for the synthesis of novel brassinosteroids with exceptionally high biological activity. Under terms of the collaboration, Dr. Back will synthesize compounds in his laboratory and deliver them to Agritope for evaluation and commercial development. In 2000, Agritope was awarded a Phase I grant to continue research involving the use of these components.

    Agritope also maintains a leading position in promoter discovery, allowing the targeted expression of introduced genes to certain tissues or to specific developmental stages in plants. Agritope scientists have isolated or synthesized a number of fruit-specific promoters for a wide variety of fruits and vegetables, including apple, banana, peach, melon, tomato, and raspberry. In conjunction with work targeted at developing seedless plant varieties, two different seed-specific plant promoters have been identified and isolated. Other plant promoters identified include those that will target gene expression in a root-specific, senescence or wounding-associated manner. These promoters may be useful for the directed expression of Agritope's ethylene control genes as well as the Salk genes and others.

EXISTING DEVELOPMENT PROGRAMS

    Agritope's research and development programs are currently directed toward several highly perishable fruit and vegetable crops described below.

    MELON. The U.S. wholesale fresh melon market was estimated at $1.3 billion for 1998. Perishability in melons results in substantial product losses during the processes of production, harvesting and distribution. Agritope believes that melons represent a substantial market opportunity for implementation of its ripening control technology. Recent scientific reports have demonstrated a dramatic increase in shelf life for specialty type melons in which the ability to produce ethylene has been impaired. Using proprietary seed varieties supplied by two units of Vilmorin, Clause Semences and its U.S. affiliate Harris Moran Seed Company, Agritope is developing commercial melon varieties with controlled ripening and increased post-harvest product life. Transgenic melons containing Agritope's ethylene control gene are currently being evaluated jointly by Harris Moran and Agritope technicians. Additional field trials were be conducted in the 2000 planting season, including trials designed to demonstrate the performance of the improved varieties in the wholesale distribution channel.

    TOMATO. Annual U.S. wholesale fresh market tomato revenues were estimated at $1.1 billion for 1998. In order to facilitate the commercialization of its ethylene control technology for this market, Agritope formed Superior Tomato Associates, L.L.C. in 1996. Superior Tomato is a joint venture with Sunseeds Company, a developer and producer of several leading fresh market tomato varieties.

    Agritope provides genetic engineering technology and regulatory expertise, has responsibility for managing the joint venture, and has a two-thirds equity ownership interest in Superior Tomato. Sunseeds provides elite tomato germplasm and breeding expertise in the development of transgenic varieties. Superior Tomato owns rights to any fresh market cherry, roma and vine-ripened large fruited tomato varieties developed for the joint venture using Agritope ethylene control technology and Sunseeds germplasm. Superior Tomato also owns any technology jointly developed by Agritope and Sunseeds. The parties otherwise retain all rights to their respective technologies. Superior Tomato is currently in the process of developing and testing transgenic cherry, roma and large fruited vine-ripe tomato varieties. Agritope has developed transgenic inbred lines of elite tomato germplasm provided by Sunseeds.

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
    Prior to the formation of Superior Tomato, Agritope submitted safety, nutritional and environmental information on a prototype transgenic tomato line to both the USDA and the FDA. In March 1996, the USDA issued its finding that this line has no significant environmental impact and would no longer be considered a regulated article. During the same month, the FDA announced that Agritope had completed the food safety consultation process with respect to its prototype transgenic tomato line and that the variety did not raise issues that would require pre-market review or approval by that agency. In order to commence sale of selected varieties, Agritope will be required to make supplemental submissions to the USDA and FDA that establish that such varieties are comparable to the previously cleared lines.

    RASPBERRY. The wholesale raspberry market, estimated in 1998 at $50 million annually in the U.S., has experienced limited growth because of the extreme perishability of the fruit. Agritope believes that the successful development of raspberries containing its ethylene control technology could permit a significant expansion of the fresh raspberry market.

    Agritope is pursuing active research involving raspberry in three different areas: (1) enhancement of post-harvest shelf life using Agritope's ethylene control technology; (2) possible control of gray mold and (3) control of raspberry bushy dwarf virus using a pathogen derived resistance gene.

    - RASPBERRY: POST-HARVEST SHELF LIFE. In collaboration with Sweetbriar Development, Inc., the largest fresh raspberry producer in the U.S., Agritope has engineered several of Sweetbriar's proprietary commercial raspberry varieties to contain the SAMase gene. Over the past several years, Sweetbriar has obtained promising results from a series of field evaluations of certain of its proprietary raspberry varieties containing the SAMase gene. In 1999, the field trials included evaluating the impact of simulated shipping conditions. Based on the successful completion of such trials, field trials for 2000 include review of actual transportation to market under normal shipping conditions.

     Successful development of a commercial transgenic raspberry, which would be owned by Sweetbriar, will require successful completion of the scheduled field trials and filings to obtain the appropriate regulatory clearances. If these conditions are met, Sweetbriar will produce the new raspberries for distribution and marketing by Driscoll Strawberry Associates, the largest distributor of fresh raspberries and strawberries in the U.S. Agritope would receive royalties on wholesale product sales. Separately, Agritope has integrated its ripening control technology into several public domain varieties.

    - RASPBERRY: FUNGAL CONTROL. BOTRYTIS CINEREA is a fungal pathogen that causes both pre-harvest and post-harvest fruit rot of red raspberry, resulting in loss estimated to be greater than 25%. Agritope researchers have transformed plants with a gene that may confer resistance against fungal infection. Transgenic plants are currently undergoing field evaluations in cooperation with Sweetbriar and the USDA.

    - RASPBERRY: PATHOGEN RESISTANCE. Raspberry bushy dwarf virus, or RBDV, is the most common virus disease of raspberry, affecting yield and fruit quality. The virus occurs throughout the raspberry growing areas of the world and has become an increasingly important problem over the past
      10 years. Major effects of RBDV infection are crumbly fruit and reduced yield. Transmission of RBDV is associated with flowering and, therefore, control is very difficult or impossible by chemical means.

     Agritope has developed a genetic engineering approach to develop RBDV resistance in red raspberry. Transgenic plants have been evaluated in greenhouse trials in cooperation with a USDA/ARS Horticultural Crops Research facility. Based on early results, Agritope was awarded a Phase I SBIR grant in 1999 to continue the research project.

    VEGETABLE AND FLOWER CROPS. Agritope and Vilmorin, entered into a research and development agreement in December 1997 covering certain vegetable and flower crops. Under the terms of the

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
Vilmorin research agreement, Vilmorin will provide proprietary seed varieties and germplasm to Agritope for use in research projects funded by Vilmorin, in which Agritope technology, and possibly Vilmorin technology, may be applied to the various covered crops. A project advisory committee, consisting of two scientists each from Agritope and Vilmorin, recommends projects for approval by Vilmorin and Agritope. Unless otherwise agreed, Vilmorin will pay, on a quarterly basis, all Agritope's out-of-pocket expenses, including employee salaries and overhead, for each selected research project.

    Agritope and Vilmorin have agreed to negotiate in good faith the terms of future commercialization agreements applicable to any commercial-stage products that arise out of such research and development projects. It is the intent of the parties that Agritope will receive royalties on revenues generated through sales of modified crops or modified seeds resulting from the research projects, or that Agritope will receive revenues through participation in programs providing royalties to Agritope and Vilmorin based on savings realized by growers and distributors growing or handling the modified products. If the parties are unable to agree on the terms on which a modified crop or seed is to be commercialized, the terms of commercialization will be determined by "baseball" style arbitration, in which the arbitrator chooses all of the terms proposed by one party or the other without modification or compromise.

    Each of Agritope and Vilmorin will continue to own its existing proprietary technology. The parties will jointly own any new technology developed in the course of the research, other than modified crops or seeds. Each will have a right to commercialize the new technology in designated fields of use, subject to an obligation to pay royalties for such use to the other party.

    During the term of the agreement, Vilmorin will have a right of first refusal to fund and participate in research projects proposed by Agritope involving the genetic alteration of a covered crop. The agreement provides that Agritope will deal with Vilmorin as a most favored customer in connection with research and commercialization agreements. Unless terminated for default, the agreement will remain in effect until the earlier of (i) expiration of all patents (and absence of trade secrets) for technology used in modified crops and seeds for which the parties have entered into commercialization agreements or
(ii) the date on which Vilmorin ceases to own at least 214,285 shares of Agritope capital stock.

    In connection with the Vilmorin research agreement, Vilmorin purchased 214,285 shares of Agritope Series A preferred stock at a price of $7 per share. Vilmorin has agreed to provide additional funding totaling $1 million either by exercising its option to purchase Series A preferred stock or through the financing of research and development projects. As of September 30, 2000, Vilmorin had completed its funding commitment.

    In September 1999, Vilmorin purchased 500,000 shares of Agritope's Series A convertible preferred stock for $2.5 million. For every four shares of Series A stock purchased in the private placement, Vilmorin also received a warrant to purchase one additional share of Series A stock at a price of $7 per share at any time over the next five years. Vilmorin subsequently sold 150,000 shares of Series A stock together with the related warrants to an Israeli seed company, Hazera Quality Seeds Ltd., for $750,000. After completion of the sale, Vilmorin owned 564,285 shares of Series A stock, or 11.8% of the outstanding capital stock of Agritope. Hazera's holdings amounted to 3.1% of Agritope's outstanding capital stock.

    A majority equity interest in Vilmorin is owned by Groupe Limagrain, S.A., which is, in turn, owned by Societe Cooperative Agricole Limagrain, a French agricultural cooperative and one of the largest seed companies in the world. Cooperative's principal business is the production of seeds for grains, corn, garden vegetables, and oil-producing plants.

    ORNAMENTAL PLANTS. In 1999, Agritope licensed its SAMase ethylene technology to Ball Horticultural Company, a global leader in the development, production and marketing of ornamental species. Ball was granted a license to the technology for use in ornamental plants, including rights to

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
both genes and gene promoters. In return, Agritope will receive royalties on the sale, if any, of plants and derivatives that incorporate the licensed technology.

    OTHER CROPS. Agritope is also pursuing research and development programs to incorporate its SAMase technology into other crops where perishability causes significant losses in the production and distribution process. These include strawberries, bananas, peaches, pears and apples. Agritope is working with leading proprietary tree fruit germplasm of peach, apple and pear and maintains thousands of shoots through routine micropropagation techniques. Agritope has developed rapid and efficient shoot regeneration methods in apple and pear. Transformation experiments to incorporate SAMase, the ripening control gene, into apple and pear cultivars are in progress. A patent application has been filed with respect to a novel method of apple transformation discovered during the course of the experimental work.

    One component of introducing Agritope's ethylene control technology into tree fruit is to target the expression of ethylene control genes to the ripening fruit. Toward this goal, Agritope has several proprietary promoters that have already been proven in tomato and melon. In addition, Agritope has been actively identifying and testing fruit-specific promoters from apple, banana, peach and pear. Once appropriate promoters are isolated and tested, they are used to direct expression of ethylene control genes in ripening fruit of genetically modified plants.

    The estimated U.S. wholesale markets in 1998 ranged from approximately
$275 million for pears, to $1.3 billion for apples and $2.4 billion for bananas.

    COMMERCIALIZATION STRATEGY. Agritope is currently evaluating a number of commercialization strategies in order to realize the value of its technology. Agritope intends to generate revenues by licensing rights to its technology in exchange for license fees, royalties and other payments. Agritope intends to focus its development and licensing efforts primarily toward growers and distributors of fruits and vegetables who are likely to derive the most benefit from the reduced costs and spoilage losses that could potentially result from using the Agritope's technologies.

    As part of the Vilmorin Research Agreement, Agritope and Vilmorin have agreed to negotiate in good faith the terms of future commercialization agreements covering any products that reach commercial-stage development. Agritope anticipates that it will receive royalties on the sale of any products, including modified crops or seeds that arise out of research and development projects conducted by Agritope and funded by Vilmorin.

GRANTS AND CONTRACTS

    U.S. DEPARTMENT OF COMMERCE GRANT. In October 1997, Agritope was awarded a U.S. Department of Commerce, National Institute of Standards and Technology, Advanced Technology Program Grant.

    The award covers a three-year project and totals $990,000. Agritope was awarded the grant for use in the application of its proprietary ripening-control technology to certain tree fruits and bananas.

    The grant provides cost-shared funding for research and development projects with potential for important broad-based economic benefits to the U.S. Agritope will bear $1.8 million of the total costs of the program, which are estimated at $2.8 million.

    SBIR PROGRAMS. Agritope actively participates in the SBIR programs sponsored by the USDA. The SBIR programs have two phases. Phase I covers a six-month project period and a total award not to exceed $100,000. Phase II covers a two-year project period and a total award not to exceed $750,000. In 2000, Agritope was awarded a Phase I grant for $70,000 for a study of geminivirus resistance strategies, a Phase I grant for $70,000 to study synthesis of novel brassinosteroids compounds, and a Phase II grant for $265,000 to study pathogen derived resistance to raspberry bushy dwarf virus. In 1999, Agritope was awarded a Phase I grant for $65,000 for the study of pathogen derived resistance to raspberry bushy dwarf virus. In 1997, Agritope received a $55,000 Phase I grant for work on

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
geminivirus resistance strategies in tomatoes. Agritope was awarded a Phase II grant of $198,000 in 1995 for development of diagnostic tests for the detection of grapevine leafroll virus.

    COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENTS. Agritope has entered into two Cooperative Research and Development Agreements, or CRADA, with the USDA/Agricultural Research Services, or USDA/ARS. Under the CRADAs, Agritope will collaborate with USDA/ARS laboratories by providing research services or partial funding for research projects. In return, Agritope has been granted a right of first refusal to obtain a license for any resulting inventions. The objective of the first CRADA is to create raspberries that are resistant to RBDV. This research is a collaborative effort with the Northwest Center for Small Fruit Research in Oregon. The research under this program in 1999 was partially funded by a Phase I SBIR grant (See "--SBIR Programs" above). The second CRADA is funded jointly by Agritope and Harris Moran Seed Company. It is aimed at furthering the understanding of the ethylene associated physiological processes in ripening cantaloupe using SAMase-transformed cantaloupe. This research is being carried out in collaboration with a USDA/ARS research station in Texas.

    OTHER GRANTS AND CONTRACTS. Agritope has also received grant support in the past from the Oregon Strawberry Commission and Oregon Raspberry and Blueberry Commission for antifungal biocontrol research. Agritope also receives funds for research and development programs from its strategic partners, including Vilmorin (See "Agritope's Business--Existing Development Programs--Vegetable and Flower Crops"). Agritope intends to continue to participate in the SBIR program, similar grant programs and projects with strategic partners. Agritope regularly makes application for new grants, but there is no assurance that grant support will be continued.

TECHNOLOGICAL CHANGE AND COMPETITION

    A number of companies are engaged in research related to plant biotechnology, including other companies that rely on the use of recombinant DNA as a primary scientific strategy. Many of these companies are larger and have more resources than Agritope. Technological advances by others could render Agritope's technologies less competitive or obsolete. Competition in the fresh produce market is intense and is expected to increase as additional companies introduce products with longer shelf life and improved quality. There can be no assurance that such competition will not have an adverse effect on Agritope's business and results of operations.

GOVERNMENT REGULATION

    The U.S. federal government has implemented a coordinated policy for the regulation of biotechnology research and products. The USDA has primary federal authority for the regulation of specific research, product development and commercial applications of certain genetically engineered plants and plant products. The FDA has principal jurisdiction over plant products that are used for human or animal food. The U.S. Environmental Protection Agency, or EPA, has jurisdiction over the field testing and commercial application of plants genetically engineered to contain pesticides. For example, the EPA has announced restrictions on planting genetically modified corn. Other U.S. federal agencies have jurisdiction over certain other classes of products or laboratory research.

    The USDA regulates the growing and transportation of most genetically engineered plants and plant products. In May 1992, the FDA announced its policy on foods developed through genetic engineering. The FDA policy provides that the FDA will apply the same regulatory standards to foods developed through genetic engineering as applied to foods developed through traditional plant breeding. Under the FDA policy, the FDA will not ordinarily require premarket review of genetically engineered plant varieties of traditional foods unless their characteristics raise significant safety questions, such as elevated levels of toxicants or the presence of allergens or food additives.

    Currently, the FDA policy does not require that genetically engineered products be labeled as such, provided that such products are as safe and have the same nutritional characteristics as conventionally developed products. However, there can be no assurance that the FDA will not reconsider its position, or that local, state or foreign authorities will not enact labeling requirements, any of which could have a material adverse effect on the marketing of products derived using the tools and techniques of genetic engineering.

    The FDA is considering modifying its policy on foods developed through genetic engineering to include a premarket notification procedure. This policy modification could require a company that develops genetically engineered foods to inform the FDA that its safety evaluation of an engineered food is complete and that the company intends to commercialize the product. The objective of the premarket notification is to make the FDA and the public aware of all new genetically engineered food products entering the market. Agritope believes that a premarket notification procedure, if enacted, should not delay its plans to commercialize its genetically engineered fruit and vegetable products.

    Agritope's complete range of agribusiness and plant biotechnology activities are subject to general FDA food regulations and are, or may be, subject to regulation under various other U.S. laws and regulations. These include, but are not limited to, the Occupational Safety and Health Act, the Toxic Substances Control Act, the National Environmental Policy Act, other U.S. federal water, air and environmental quality statues and import/export control legislation. At the present time, most states generally defer to federal agencies (USDA or EPA) for the approval of genetically engineered plant field trials, although states are provided a review period prior to the issuance of a federal field trial permit. Failure to comply with applicable regulatory requirements could result in enforcement action, including withdrawal of marketing approval, seizure or recall of products, injunction or criminal prosecution.

    International regulatory policies for genetically engineered plants and plant products are not complete. Some countries have instituted a moratorium on the planting of certain genetically modified seeds or the import of grain produced from such seeds. Some countries require the labeling of genetically engineered food products. It is possible that additional data, labeling or other requirements will be required in countries where Agritope intends to grow and/or commercialize its genetically engineered products. Foreign regulatory authorities could require Agritope to conduct further safety assessments and potentially delay its product development programs or the commercialization of any resulting products.

VINIFERA, INC.

    Vinifera was incorporated in 1993 to participate in the grapevine nursery business. Through proprietary processes, Vinifera propagates and grafts grapevine plants for sale to vineyards and to growers of table grapes. All of Agritope's current product sales are attributable to Vinifera.

    Traditionally, grapevine plants for sale to vineyards are produced seasonally using field grown, dormant cuttings that are grafted. In contrast, Vinifera uses year-round greenhouse propagation and a herbaceous grafting method that employs very young, actively growing cuttings. As a result of greenhouse propagation, Vinifera is able to develop in two years a quantity of new plants that is approximately ten times larger than can be produced with traditional techniques. In addition, herbaceous grafting with green cuttings could allow a vineyard to begin commercial production of grapes from a newly planted vineyard a year sooner than would otherwise be possible. This grafting process also produces sturdier unions than dormant grafting, resulting in significantly higher yields of successful grafts, both at the propagation stage and in the survival of actual plantings in the field. Agritope Research and Development provides disease-testing services for Vinifera.

    Vinifera is headquartered in Petaluma, California. Its library of grapevine plants includes 30 different phylloxera-resistant types of rootstock, 100 different wine varietal clones and two different table grape varietal clones. Vinifera believes that this collection of different grapevine clones is one of the largest in the world. Vinifera's U.S. customer base consists of over 275 vineyards in California, Washington and Oregon.

    Several well-established family-owned nurseries that are significantly larger than Vinifera provide competition in the grapevine nursery business. Like Vinifera, these companies are based in California to service the major concentration of grape growers in the United States. Vinifera believes that growers tend to purchase plants from more than one nursery on the basis of availability and price of desired plant varieties and on the perceived quality of the product as measured by the health, survival and disease status of the plants. Vinifera believes that it is the only nursery in the industry that performs herbaceous grafting and, through its disease testing and elimination program, the only nursery whose primary focus is on distinctive, premium quality products and service.

LEGAL PROCEEDINGS

    As of the date of this filing, Agritope is not a party to any material pending legal proceedings.

PERSONNEL

    As of September 30, 2000, Agritope and its subsidiaries had 77 full-time employees, including 46 in research and development, ten in administration and 21 at the Vinifera grapevine plant nursery operation, which also employs seasonal part-time employees as needed. Agritope considers its relations with its employees to be excellent. None of its employees are represented by labor unions.

    Agritope employs eight persons holding Ph.D. degrees with specialties in the following disciplines: applied botany, bacteriology and public health, biological sciences, cell biology, genetics, plant physiology and plant sciences. From time to time, Agritope also engages the services of scientists as consultants to augment the skills of its scientific staff.

SCIENTIFIC ADVISORY BOARD

    Agritope utilizes the services of a Scientific Advisory Board. The Scientific Advisory Board meets periodically to review Agritope's research and development efforts and to apprise Agritope of scientific developments pertinent to Agritope's business. The Agritope Scientific Advisory Board consists of Eugene W. Nester, Ph.D., Professor and Chair, Department of Microbiology, University of Washington; Peter R. Bristow, Ph.D., Associate Professor of Plant Pathology, Washington State University; Antoine de Courcel, Scientific Director, Vilmorin Clause & Cie. and Pamela Ronald, Ph.D., Associate Professor, Department of Pathology, University of California at Davis. Dr. Nester is a member of the National Academy of Sciences.

PROPERTIES

    Agritope leases approximately 17,000 square feet of office and laboratory space in Portland, Oregon. Agritope relocated its office and research and development operations to leased facilities on March 15, 1998. The lease agreement, as amended in September 1999 to add additional adjacent space, requires monthly rental payments on a triple net lease basis of $16,610 through May 1, 2001, and thereafter of $18,104 until expiration of the lease on February 28, 2003. Agritope also owns a 15-acre farm in Woodburn, Oregon, which it uses for propagation of experimental crops and for the ACTTAG gene discovery program. Greenhouse capacity at the farm currently totals 50,000 square feet.

    Vinifera leases 380,000 square feet of greenhouse space at two locations in Petaluma, California. A 250,000 square-foot greenhouse is leased under a lease that expires January 31, 2003 with the right to extend for two successive five-year terms at stipulated rental rates. The lease provides an option to purchase the leased premises for $1.3 million after February 1, 2001. A second lease covering 130,000 square feet of greenhouse space expires in March 2004 with the right to extend for two successive five-year terms at stipulated rental rates and a one-year option, which expires on March 31, 2005, to purchase, for $2.5 million, the 130,000 square feet space, an adjacent greenhouse of 70,000 square feet and nine acres of land.

    Agritope believes that its present facilities are adequate to meet current requirements.

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
                                 AGRITOPE, INC.
             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

    The following summary historical consolidated financial data should be read in conjunction with "Agritope Management's Discussion and Analysis of Financial Condition and Results of Operations" and Agritope's consolidated financial statements and related notes included elsewhere in this prospectus/proxy statement. Information as of September 30, 1995, 1996, 1997, 1998 and 1999 and for the years then ended has been derived from audited financial statements. The information as of June 30, 2000 and the nine-month periods ended June 30, 1999 and 2000 has been derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.

                                            NINE MONTHS
                                               ENDED
                                             JUNE 30,                        YEAR ENDED SEPTEMBER 30,
                                        -------------------   ------------------------------------------------------
                                          2000       1999       1999       1998       1997       1996     1995(1)(3)
                                        --------   --------   --------   --------   --------   --------   ----------
                                            (UNAUDITED)            (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
STATEMENT OF OPERATIONS DATA:
Product revenues......................  $ 2,831    $ 1,560    $ 2,503    $ 2,575    $ 1,436    $    --     $ 2,015
Contract revenues.....................    2,266        628      1,048        225        115        585          95
                                        -------    -------    -------    -------    -------    -------     -------
    Total revenues....................    5,097      2,188      3,551      2,800      1,551        585       2,110
                                        -------    -------    -------    -------    -------    -------     -------
  Operating expenses:
  Product costs.......................    2,663      1,540      2,334      3,414      1,326         --       3,236
  Research and development............    3,165      2,266      3,105      2,471      1,682      1,339       2,205
  General and administrative..........    2,725      2,729      3,685      3,139      3,081      1,482       4,479
                                        -------    -------    -------    -------    -------    -------     -------
    Total operating expenses..........    8,553      6,535      9,124      9,024      6,089      2,821       9,920
                                        -------    -------    -------    -------    -------    -------     -------
Loss from operations..................   (3,456)    (4,347)    (5,573)    (6,224)    (4,538)    (2,236)     (7,810)
Other income (expense), net(2)........      117        267        537         98     (4,427)      (265)       (235)
                                        -------    -------    -------    -------    -------    -------     -------
Loss before minority interest in loss
  of subsidiary.......................   (3,339)    (4,080)    (5,036)    (6,126)    (8,965)    (2,501)     (8,045)
Minority interest in loss of
  subsidiary..........................      298        246        360        882        274         --          --
                                        -------    -------    -------    -------    -------    -------     -------
Net loss..............................  $(3,041)   $(3,834)   $(4,676)   $(5,244)   $(8,691)   $(2,501)    $(8,045)
                                        =======    =======    =======    =======    =======    =======     =======
Basic and diluted net loss per
  share(4)............................  $ (0.74)   $ (0.94)   $ (1.15)   $ (1.42)   $ (3.23)   $ (0.93)    $ (2.99)
Shares used in computing basic and
  diluted net loss per share(4).......    4,107      4,059      4,061      3,705      2,691      2,691       2,691

                                                                           SEPTEMBER 30,
                                           JUNE 30,     ----------------------------------------------------
                                             2000         1999       1998       1997       1996       1995
                                          -----------   --------   --------   --------   --------   --------
                                          (UNAUDITED)                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........................   $  3,360     $  5,786   $  6,884   $  1,659   $ (3,163)  $    846
Total assets............................     13,402       15,471     14,390      7,285      5,670      4,067
Revolving line of credit................      1,484        1,463         --         --         --         --
Long-term obligations, less current
  portion...............................          3            5         10         15         --         22
Convertible notes due 1997..............         --           --         --         --      3,620      3,620
Accumulated deficit.....................    (54,135)     (51,094)   (46,419)   (41,175)   (32,485)   (29,983)
Total stockholders' equity..............      6,683        9,323     11,010      4,763      1,008         75

--------------------------
(1) Data for 1995 includes revenues of $2.0 million and operating losses of $3.8 million attributable to business units, which were divested.
(2) Includes non-cash charges in 1997 of $2.3 million, reflecting the permanent impairment in the value of Agritope's investment in affiliated companies, and $1.2 million for the conversion of Agritope convertible notes into Epitope, Inc. common stock, no par value, at a reduced price.
(3) Net loss per share (basic and diluted) is presented on a pro forma basis assuming that the distribution of Agritope common stock pursuant to a spin off had occurred on October 1, 1994.
(4) Potentially dilutive securities are excluded from net loss per share calculations as their effect would have been antidilutive.

AGRITOPE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of operations and financial condition should be read in conjunction with the consolidated financial statements and notes thereto included in this prospectus/proxy statement. See "Agritope, Inc. Selected Historical Consolidated Financial Information."

OVERVIEW

    Agritope is organized into two segments: the Research and Development segment develops improved plant products and provides technology to the agricultural industry. The Grapevine Propagation segment, operated by Agritope's majority-owned subsidiary, Vinifera, Inc., propagates, grows and distributes grapevine plants to the premium wine industry. It also provides disease testing and elimination services.

    To date, the Research and Development segment has not completed commercialization of its technology. A portion of the research and development efforts conducted by the segment has been performed under various research grants and contracts.

    In July 1997, the board of directors of Epitope, Inc. approved a management proposal to spin off Agritope, subject to obtaining financing for Agritope and the satisfaction of certain other conditions. The spin off was completed on December 30, 1997. To finance its operations as an independent entity, Agritope sold 1,343,704 shares of Agritope common stock, including associated preferred stock purchase rights, to certain foreign investors pursuant to the Regulation S exemptions under the Securities Act of 1933, as amended. The shares were sold at a price of $7 per share, for net aggregate proceeds of $9.4 million. Proceeds were received immediately after the spin off. In connection with a research and development collaboration, Agritope also sold 214,285 shares of its newly designated Series A preferred stock to Vilmorin at a price of $7 per share, for an aggregate price of $1.5 million. The proceeds of the preferred stock sale were received approximately one week after the completion of the spin off. Epitope no longer owns or controls any shares of Agritope stock following the spin off.

    The accompanying consolidated financial statements have been prepared to reflect the historical operating results and financial condition of Agritope and its subsidiaries. The operating statements include the cost of certain corporate overhead services which were provided on a centralized basis for the benefit of the medical products business conducted by Epitope and the agricultural biotechnology business conducted by Agritope and its subsidiaries. Such expenses were allocated using activity indicators which, in the opinion of management, represent a reasonable measure of the respective business' utilization of or benefit from such shared services. Epitope provided such services through December 1, 1997 and, pursuant to a transition services and facilities agreement, continued to provide office and laboratory space and certain other services after that date until March 15, 1998 when Agritope moved to a separate facility.

RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED JUNE 30, 2000.

    SEGMENT RESULTS. The comparative operating results for Agritope's two business segments are summarized below (in thousands):

NINE MONTHS ENDED JUNE 30                     RESEARCH AND    GRAPEVINE
REVENUE FROM EXTERNAL SOURCES                 DEVELOPMENT    PROPAGATION    TOTAL
-----------------------------                 ------------   -----------   --------
  2000......................................     $ 2,266        $2,831     $ 5,097
  1999......................................         628         1,560       2,188
                                                 -------        ------     -------
Increase....................................     $ 1,638        $1,271     $ 2,909
Segment Loss
  2000......................................     $(2,770)       $ (693)    $(3,463)
  1999......................................      (3,397)         (682)     (4,079)
                                                 -------        ------     -------
(Increase) decrease.........................     $   627        $   11     $   616
Net Loss
  2000......................................                               $(3,041)
  1999......................................                                (3,834)
                                                                           -------
Decrease....................................                               $   793

    REVENUES. Total revenues for the nine-month period ended June 30, 2000 amounted to $5.1 million, representing an increase of $2.9 million over revenues recorded for the corresponding period in the prior fiscal year.

    As compared to the corresponding prior year period, research and development revenues for the first nine months of fiscal 2000 increased $1.6 million, to $2.3 million. The increase was due to revenues from contract work performed for Agritope's newly formed joint venture, Agrinomics LLC.

    Sales of grapevines were $2.8 million for the first nine months of fiscal 2000, representing an increase of $1.3 million (82%) as compared to the first nine months of fiscal 1999. Vinifera's sales are highly seasonal and generally occur in the spring and summer planting seasons. As of June 30, 2000, Vinifera had firm orders totaling $1.7 million for delivery in the remaining months of fiscal 2000 and $1.1 million for delivery in the spring and summer of 2001, respectively, as compared to firm orders of $1.7 million and $2.1 million as of June 30, 1999, which were scheduled for delivery in the 1999 and 2000 planting seasons.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses amounted to $3.2 million for the nine months ended June 30, 2000, representing an increase of $899,000 (40%) over the corresponding prior-year period. The increases reflected an increase in staffing and activities related to work performed for Agrinomics LLC and occupancy costs associated with leasing of additional laboratory space.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased by $3,000 in the nine-month period ended
June 30, 2000 as compared to the nine months ended June 30, 1999, largely due to reduced legal expenses.

    OTHER INCOME (EXPENSE), NET. Interest income amounted to $101,000 for the nine-month period ended June 30, 2000, as compared to $105,000 for the nine-month period ended June 30, 1999. The changes in interest income were due to corresponding changes in cash available for investment. Interest expense totaled $109,000, for the first nine months of fiscal 2000, representing interest incurred for a working capital loan Vinifera obtained in June 1999. In June 2000, Agritope sold its 8.9% interest in UAF LP to the managing partner of UAF LP for $124,760, which is included in other income.

YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997

    REVENUES. Total revenues increased by $752,000 or 27% from 1998 to 1999, and increased by $1.2 million or 80% from 1997 to 1998. Revenues by component are shown below:

                                                         YEAR ENDED SEPTEMBER 30,
                                                      ------------------------------
                                                        1999       1998       1997
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Product sales
  Grapevine plant sales.............................   $2,503     $2,575     $1,436
Grants and contracts
  Government research grants........................      314        207         30
  Research projects with strategic partners.........      498         --         53
  Revenues from affiliates..........................      236         --         --
  Other.............................................       --         18         32
                                                       ------     ------     ------
                                                        1,048        225        115
                                                       ------     ------     ------
Total revenue.......................................   $3,551     $2,800     $1,551
                                                       ======     ======     ======

    Grapevine plant sales pertain to Vinifera, Agritope's majority-owned subsidiary. Grapevine plant sales decreased slightly in 1999 compared to 1998, but Vinifera continued to expand its customer base. Sales were made to approximately 275 customers in 1999 as compared to 175 customers in 1998 and 60 customers in 1997. Vinifera sales to new customers in 1999 replaced sales to one customer that accounted for 32.2% and 23.4% of net sales in 1998 and 1997, respectively. No single customer accounted for more than 5% of net sales during the year ended September 30, 1999. Vinifera commenced commercial stage operations in 1996. Vinifera currently has confirmed orders of approximately $2.6 million for delivery in the spring and summer of 2000 as compared to confirmed orders of $1.6 million at the beginning of fiscal 1999. Proposed sales contracts are also pending for an additional $1.4 million orders planned for delivery in the 2000 planting season.

    Grant and contract revenues pertain to research projects directed at developing superior new plants through genetic engineering. Revenue from such projects can vary significantly from year to year as new projects are started while other projects may be extended, completed or terminated. In addition, not all research projects conducted by Agritope receive grant or contract funding. Grant and contract revenues in 1999 included revenues from its strategic partner, Vilmorin and from its newly formed joint venture, Agrinomics LLC.

    In October 1997, Agritope was awarded a three-year matching grant totaling $990,000 under the Advanced Technology Program of the U.S. Department of Commerce National Institute of Standards and Technology to study the application of Agritope's ripening technology to certain tree fruits and bananas. The NIST grant funds 49% of Agritope's direct costs incurred for the study. Grant and contract revenues include $262,000 and $129,000, in 1999 and 1998, respectively, applicable to the study. In addition, Agritope received matching funds in 1998 totaling $100,000 for the purchase of equipment used in conducting the research program.

    Revenues from grants under the Small Business Innovation Research program totaled $52,000, $78,000, and $30,000 in 1999, 1998 and 1997, respectively.

    GROSS MARGIN. Vinifera recorded a gross margin of 6.8% in 1999. Production yields improved significantly from those achieved in 1998, resulting in lower unit costs of production. Vinifera recorded a negative gross margin in 1998. Grafted plants were lost in 1998 due to abnormal weather conditions which caused grafting yield in 1998 to be significantly lower than planned, especially in the fourth quarter of 1998, and resulted in a charge of $974,000 to reduce inventory to net realizable value. Gross margin on product sales was 7.7% of sales for 1997.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses in 1999, 1998 and 1997 totaled $3.1 million, $2.5 million and $1.7 million, respectively. Increased expenses of $634,000 in 1999 were as the result of the addition of projects funded by Vilmorin and Agrinomics, together with a higher level of activity on the NIST grant. Research project expenses increased $790,000 in 1998 compared to 1997 as Agritope initiated work on banana and tree fruit under the NIST grant and also conducted extensive field trials of its extended shelf-life cantaloupes.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 1999, 1998 and 1997 were $3.69 million, $3.14 million and $3.08 million, respectively. The increase of $546,854 in 1999 was attributable to several factors, primarily increased compensation expense related to amortization of expense for stock options granted in December 1997, increased sales expenses at Vinifera due to expanded sales activity and increased legal fees related to Agritope's proposed gene discovery program. Rent, depreciation and other costs of occupancy also increased in 1999 as a result of Agritope's move to expanded quarters in March 1998. The increases were partially offset by decreases in other professional fees and travel expenses due to the fact that expenses in the first quarter of the 1998 fiscal year included non-recurring fees and expenses incurred in connection with the transition from operating as a wholly owned subsidiary to operating as an independent public company. In 1998, expenses included non-cash charges of $309,000 for amortization of the excess of fair value of stock options at date of grant over the exercise price and $81,000 representing the fair value of stock options issued to consultants. Expenses in 1997 included $913,000 of costs incurred by Vinifera, which was not part of Agritope during the first 11 months of 1996. During 1997, Vinifera expanded greenhouse capacity and continued to establish marketing and administrative functions at its new headquarters location in Petaluma, California. Such activities contributed to relatively high selling, general and administrative expenses in comparison to product sales levels.

    Selling, general and administrative expenses included $228,000 and $1.4 million for the allocation of Shared Services in 1998 and 1997, respectively. Epitope provided such services through December 1, 1997 and, pursuant to a transition services and facilities agreement, continued to provide office and laboratory space and certain other services after that date until March 15, 1998 when Agritope moved to a separate facility.

    OTHER INCOME (EXPENSE), NET. In 1999, Agritope sold a portion of its equity interest in Vinifera to certain minority shareholders thereby reducing its majority interest from 64% to 57%. The gain on the sale amounted to $290,000 and is included in other income. Also in 1999, Vinifera received, and recorded as other income, a payment of $170,000 representing reimbursement for certain expenses incurred in prior years to explore establishment of a grapevine nursery business in Spain in cooperation with a minority shareholder of Vinifera. Vinifera ultimately decided to discontinue its participation in the project and was reimbursed for expenses it incurred for the benefit of the venture.

    In 1998, Vinifera sold its minority interest in Vinifera Sudamericana, SA for $70,000 and recognized a loss of $130,000 in other expense.

    During 1997, Agritope recorded a non-cash charge to results of operations of $2.3 million, reflecting the permanent impairment in the value of its investment in two wholesale fresh-flower distribution businesses. Agritope also incurred a charge of $1.2 million for conversion of $3.4 million principal amount of Agritope convertible notes into Epitope common stock at a reduced conversion price. Also in 1997, a charge of $744,000 was recorded as other expense in recognition of Agritope's contingent liability as primary lessee on two leases pertaining to the fresh flower businesses.

    Interest income of $103,000 and $224,000 was earned in 1999 and 1998, respectively, from investment of proceeds of private placements of capital stock in the last three quarters of 1998.

LIQUIDITY AND CAPITAL RESOURCES

                                                  JUNE 30, 2000   SEPTEMBER 30, 1999
                                                  -------------   ------------------
                                                   (UNAUDITED)
Cash and cash equivalents.......................   $1,463,343         $4,203,937
Working capital.................................    3,360,240          5,786,384

    As of June 30, 2000, Agritope had working capital of $3.4 million, as compared to working capital of $5.8 million as of September 30, 1999. During the nine months ended June 30, 2000, expenditures for property and equipment were $346,000, including $153,000 expended by Agritope for equipment and computer software, $134,000 expended by Vinifera for greenhouse improvements and $60,000 spent for expansion of grapevine propagation blocks at Vinifera. Agritope also expended $167,000 for proprietary technology related to patent prosecution and maintenance of its patent portfolio. For the nine months ended June 30, 2000, Vinifera used internally generated cash from deposits on future orders and non-interest-bearing advances from minority shareholders to fund operations, working capital and capital expenditures. Agritope's cash requirements for the nine-month period were supplied primarily from cash reserves and research funding.

    In June 1999, Agritope entered into stock purchase agreements with certain minority shareholders of Vinifera pursuant to which minority ownership of Vinifera will increase from 36% to approximately 50%. The agreements provide for the shareholders to purchase shares of Vinifera common stock from Agritope over a three-year period. In July 1999, Agritope received the first proceeds under the agreements, totaling $874,000 thereby reducing its equity interest from 64% to 57%. Agritope has extended the due date for the second installment of $519,000 from July 15, 2000 to October 15, 2000.

    Agritope presently anticipates that funds on hand as of September 30, 2000, will be sufficient to finance operations through the second quarter of its 2001 fiscal year, based on currently estimated revenues and expenses. Because this estimate is based on a number of factors, many of which are beyond Agritope's control, there can be no assurance that this estimate will prove to be accurate, and to the extent that Agritope's operations do not progress as anticipated, additional capital may be required. Additional capital may not be available on acceptable terms, if at all, and the failure to raise such capital would have a material adverse effect on Agritope's business, financial condition, and results of operations.

    Subsequent to the end of the third quarter and after the execution of the merger agreement, Exelixis loaned $750,000 to Agritope as additional working capital. The loan bears interest at a rate equal to one percent over the prime rate and is payable on the earlier of 90 days after the termination of the merger agreement or March 1, 2001.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES

    At September 30, 1999, Agritope had working capital of $5.8 million as compared to working capital of $6.9 million at September 30, 1998. Vinifera's inventory increased $1.8 million due to increased order activity and improved yield. The plants can be maintained in greenhouses or stored outside for several years during which time they continue to grow. Inventory on hand at September 30, 1999 represented grapevine plants expected to be sold in the spring and summer of 2000 and 2001.

    During 1999, expenditures for property and equipment were $447,000, principally for greenhouse improvements and expansion of grapevine propagation blocks at Vinifera. Agritope also expended $485,000 for proprietary technology related to is patent portfolio. For the first nine months of 1999, Vinifera used expanded credit from vendors on open account and internally generated cash from collection of accounts receivable and deposits on future orders to fund operations and capital expenditures. In June 1999, Vinifera replaced a $1.5 million working capital line from Agritope with a $1.5 million commercial bank line. Advances of $363,000 under the line were used to support Vinifera's fourth quarter operating requirements. Agritope's cash requirements for the first nine months of 1999 were supplied primarily from cash reserves supplemented by research funding from government agencies and Vilmorin Clause & Cie, a strategic partner, and, in the fourth quarter, from its newly formed joint venture, Agrinomics LLC. In addition, Agritope received $1 million from Vinifera in connection with refinancing the Vinifera line of credit.

    Agritope expended $1.3 million in 1998 to furnish and equip its newly occupied facilities and $638,000 for patents and licenses of proprietary technology. Vinifera expended $861,000 to expand production capacity. Agritope has also acquired certain rights to certain proprietary genes for which it made payments of $300,000 in 1999 and 1998. Such amounts are included in "patents and proprietary technology, net."

    In June 1999, Agritope entered into stock purchase agreements with certain minority shareholders of Vinifera pursuant to which minority ownership of Vinifera will increase from 36% to approximately 50% over a three-year period. Agritope received proceeds totaling $874,000 and its ownership interest in Vinifera was reduced from 64% to 57%.

    In September 1999, Agritope completed a $2.5 million private placement of 500,000 shares of Series A preferred stock at a price of $5 per share. Vilmorin purchased the shares. For every four shares of Series A stock purchased in the private placement, Vilmorin also received a warrant to purchase one additional share of Series A stock at a price of $7 per share at any time over the next five years. Vilmorin subsequently sold 150,000 shares and related warrants to a strategic partner, Hazera Quality Seeds Ltd. of Israel.

    Historically, the primary sources of funds for meeting Agritope's requirements for operations, working capital and business expansion have been cash from its former parent company, Epitope, sale of convertible notes, investments in Vinifera by minority shareholders, and funding from strategic partners and other research grants. In 1999 Agritope received proceeds of $2.5 million form a private placement of 500,000 shares of Series A stock and $874,000 from the sale of a portion of its majority interest in Vinifera to certain minority shareholders. In 1998, Agritope realized $1.2 million in cash from Epitope prior to the spin off. Proceeds from private placements in 1998 yielded $9.8 million for Agritope and minority shareholders of Vinifera invested another $1.8 million in Vinifera. Agritope expects to continue to require significant funds to support its operations and research activities. Agritope intends to utilize cash reserves, cash generated from sales of products, and research funding from strategic partners and other research grants to provide the necessary funds. Agritope may also rely on the sale of equity securities to generate additional funds.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    As of September 30, 2000, Vinifera, Inc., a majority-owned subsidiary of Agritope, had borrowings under a $1.5 million revolving line of credit, which is subject to interest rate risk. Due to the short-term nature of the borrowings under this credit facility, an immediate 10% increase in interest rates would not have a material effect on Agritope's financial condition or the results of operations.

AGRITOPE MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The table below presents the names, ages and positions of Agritope's executive officers and directors as of September 30, 2000.

NAME                                AGE                             POSITION
----                              --------   -------------------------------------------------------
Adolph J. Ferro, Ph.D...........     58      Chairman of the Board, President, Chief Executive
                                             Officer Director

Gilbert N. Miller...............     59      Executive Vice President, Chief Financial Officer,
                                             Secretary Director

Matthew G. Kramer...............     43      Vice President, Product Development

D. Ry Wagner, Ph.D..............     44      Vice President, Research

Joseph A. Bouckaert.............     59      President and Chief Executive Officer, Vinifera, Inc.

Michel de Beaumont..............     58      Director

Nancy L. Buc....................     56      Director

Pierre Lefebvre.................     49      Director

W. Charles Armstrong............     56      Director

James T. King...................     70      Director

Roger L. Pringle................     59      Director

    ADOLPH J. FERRO, PH.D., a director of Agritope since 1989, has been President and Chief Executive Officer of Agritope since 1988. He was named Chairman of the Board of Agritope in October 1997. He was President and Chief Executive Officer of Agritope's former parent company, Epitope, Inc., from 1990 through May 1997. Dr. Ferro was Senior Vice President of Epitope from 1988 until 1990. From 1987 until 1988, he was Epitope's Vice President of Research and Development. He was a co-founder of Agricultural Genetic Systems, Inc., which Epitope acquired and renamed Agritope in 1987. From 1981 to 1986, he was an associate professor at Oregon State University, and from 1978 to 1981, he was an assistant professor at Oregon State University. From 1975 to 1978, he was an assistant professor at the University of Illinois at Chicago in the Department of Biological Sciences. Dr. Ferro received a B.A. degree from the University of Washington in 1965, an M.S. degree in biology from Western Washington University in 1970, and a Ph.D. degree in bacteriology and public health from Washington State University in 1973.

    GILBERT N. MILLER, a director of Agritope since 1997, has been Chief Financial Officer of Agritope since 1991. He was also Senior Vice President of Agritope from 1992 until February 1996, when he became Executive Vice President. He served as Epitope's Executive Vice President and Chief Financial Officer from 1989 to December 1997 and as its Treasurer from 1991 to December 1997. From 1987 to 1989, he was Executive Vice President, Finance and Administration, of Northwest Marine Iron Works, a privately held ship repair contractor located in Portland, Oregon. From 1986 to 1987, he was Vice President/Controller of the Manufacturing Group of Morgan Products, Ltd., a manufacturer and distributor of specialty building products based in Oshkosh, Wisconsin. From 1980 to 1987, he also held the position of Senior Vice President/Finance of Nicolai Company, a Portland wood door manufacturing concern, which became a wholly owned subsidiary of Morgan Products Ltd. in 1986. Mr. Miller received a B.S. degree from Oregon State University and an M.B.A. degree from the University of Oregon. He is a certified public accountant.

    MATTHEW G. KRAMER joined Agritope in 1994 as Vice President, Product Development. From 1987 to 1994, he was Director of Production and Product Development for Calgene Fresh, Inc., where he was involved in development and commercialization of the FLAVR SAVR tomato. Mr. Kramer received an M.S. degree in agronomy and a B.S. degree in microbiology at Montana State University.

    D. RY WAGNER joined Agritope in December 1998 as Vice President, Research. Prior to joining Agritope, he was associate professor, Biology, at the Institute of Molecular Biology of the University of Oregon. He was appointed to the faculty at the University of Oregon in 1988. From 1985 to 1988, Dr. Wagner served as a National Science Foundation post-doctoral fellow. He holds a B.S. degree in botany and plant science from Michigan State University and a Ph.D. degree in genetics from the University of Washington.

    JOSEPH A. BOUCKAERT joined Vinifera, Inc. as its President and Chief Executive Officer when Vinifera began operations in 1993. From 1988 to 1991, he was Vice Chairman of DNA Plant Technology Corporation, a publicly held agricultural biotechnology company with offices in Cinnaminson, New Jersey, and Oakland, California. He also was a co-founder and member of the board of directors of Florigene, BV, an agricultural biotechnology company focused on the flower business and located in The Netherlands. From 1985 to 1988, he served as President and Chief Executive Officer of Advanced Genetic Sciences Inc., a publicly held biotechnology company located in Oakland, California. In 1982, Mr. Bouckaert co-founded Plant Genetic Systems, N.V., a privately held agricultural biotechnology company located in Brussels, Belgium, and served as its first Managing Director from 1982 through 1986. Mr. Bouckaert received a J.D. degree from the University of Leuven in Belgium and postgraduate degrees in business administration from the University of Ghent in Belgium and the University of Kentucky in Lexington, Kentucky.

    MICHEL DE BEAUMONT has been a director of Agritope since 1997. Since 1981, Mr. de Beaumont has served as a co-founder and director of American Equities Overseas (UK) Ltd. of London, England, a wholly owned subsidiary of American Equities Overseas, Inc., a private securities brokerage and corporate finance firm. Mr. de Beaumont was Vice President in the London office of American Securities Corp. from 1978 to 1981. He also previously served as a Vice President in the London offices of Smith Barney Harris Upham, Inc. and Oppenheimer & Co. Mr. de Beaumont graduated from the Universities of Poitiers and Paris with degrees in advanced math, physics and chemistry and earned a degree in business administration from the University of Paris. He is also a director of Applied Science and Technology, Inc.

    NANCY L. BUC has been a director of Agritope since 1997. She has been a partner in the law firm of Buc & Beardsley in Washington, D.C. since 1994.
Ms. Buc was a partner at Weil, Gotshal & Manges from 1981 to 1994 and from 1977 to 1980. Ms. Buc served as General Counsel for the Food and Drug Administration from 1980 to 1981. During an earlier period of government service (1969 to 1972), she served successively as Attorney-Advisor to the Chairman of the Federal Trade Commission and Assistant Director of that agency's Bureau of Consumer Protection. She has been a director of the Virginia Law School Foundation and is a director of the National Partnership for Women and Families. Ms. Buc is a graduate of Brown University and the University of Virginia School of Law. Ms. Buc holds an honorary Doctor of Laws from Brown University and is a trustee of Brown University.

    PIERRE LEFEBVRE has been a director of Agritope since 1997. He has served as Deputy Chief Executive Officer of Groupe Limagrain Holding S.A., a French agricultural company, and as Chief Executive Officer of Vilmorin Clause & Cie, a subsidiary of Groupe Limagrain Holding S.A., since 1990. He presently leads both Vilmorin and the Groupe Limagrain Bio-Health Division. Prior to 1990,
Mr. Lefebvre served as Chief Executive Officer at Harris Moran Seed Company (formerly Ferry-Morse Seed Company), a California-based subsidiary of Limagrain, specializing in vegetable and flower seeds, and as controller at Tezier, another subsidiary of Limagrain. Mr. Lefebvre is a 1975 graduate of Groupe ESSEC School of Management, a French business school.

    W. CHARLES ARMSTRONG, a private investor, has been a director of Agritope since 1997. He has also been a director of Epitope since 1989. He served as President and Chief Executive Officer of Epitope from May 1997 to October 1997. He was Chairman and Chief Executive Officer of Bank of America Oregon from September 1992 until September 1996. From April to September 1992, he was Chairman and Chief Executive Officer of Bank of America, Idaho. Mr. Armstrong served as President and Chief Operating Officer of Honolulu Federal Savings Bank from February 1989 to April 1992. Prior to February 1989, he was President and Chief Executive Officer of West One Bank, Oregon. Mr. Armstrong received a B.S. degree from Oregon State University.

    JAMES T. KING has been a director of Agritope since 1998. From 1974 to the present he has been a private investor and advisor to certain family trusts. From 1971 to 1974, he was a managing director of Oppenheimer & Co. in its London, England, office and a general partner of Oppenheimer & Co., New York. Mr. King holds a B.A. degree from Xavier University and an M.A. degree from Yale University.

    ROGER L. PRINGLE has been a director of Agritope since 1991. He has been a director of Epitope since 1989, and Chairman of the Board of Epitope since 1990. He is President of the Pringle Company, a management consulting firm in Portland, Oregon, which he founded in 1975. Mr. Pringle received a B.S. degree from Oregon State University and an M.B.A. degree from the University of Oregon.

BOARD COMMITTEES

    Agritope presently has four standing committees and Agritope may establish other committees from time-to-time.

    EXECUTIVE COMMITTEE. The executive committee consists of at least two directors. It may exercise all the authority and powers of the board in the management of the business and affairs of Agritope, except those reserved to the Agritope board by the Delaware General Corporation Law. The members are
Mr. Pringle (chair), Dr. Ferro and Mr. Miller. The executive committee did not meet in fiscal 1999.

    AUDIT COMMITTEE. The audit committee consists of at least two outside directors. It recommends the appointment of independent public accountants, reviews the scope of the annual audit, reviews the independence of the independent accountants and reviews the findings and recommendations of the independent accountants and management's response. The audit committee also reviews the internal audit and control functions of Agritope and makes recommendations for changes in accounting systems, if warranted. The members are Mr. Armstrong (chair), Ms. Buc and Messrs. King and Pringle. The audit committee met twice during fiscal 1999.

    COMPENSATION COMMITTEE. The compensation committee consists of at least two outside directors and determines compensation for the officers of Agritope. It also administers stock-based compensation plans and other performance-based compensation plans adopted by Agritope, and it considers matters of director compensation and benefits. The members are Ms. Buc (chair) and Messrs. King and Armstrong. The compensation committee met three times during fiscal 1999.

    NOMINATING COMMITTEE. The nominating committee consists of at least two directors. It selects and nominates candidates to serve on the board, whose names will be submitted for election at Agritope's annual stockholder meetings. The nominating committee will consider nominees recommended by stockholders in accordance with the procedures set forth in the company's by-laws. The nominating committee also reviews and makes recommendations to the board concerning the composition and size of the board and its committees. The members are Mr. de Beaumont (chair), Ms. Buc, Dr. Ferro and Mr. Miller. The nominating committee met twice in fiscal 1999.

DIRECTOR COMPENSATION

    The compensation committee sets compensation policies for directors of Agritope who are not employees. Non-employee directors do not receive any cash compensation, but they are reimbursed for out-of-pocket expenses in connection with attending board and committee meetings. Currently, each non-employee director is granted an option for 25,000 shares of common stock upon his or her initial election or appointment to the board, plus an additional option for 5,000 shares of common stock for his or her initial year of service. On
December 1 of each subsequent year on which each non-employee director is a member of the Agritope board of directors, he or she will receive an additional option for 5,000 shares of common stock. The options will have an indefinite term. Vesting, exercise price and other terms will be determined by the compensation committee under Agritope's 1997 Stock Award Plan. In 1999, options were granted to directors at exercise prices of $2.00, vesting annually at the rate 33 1/3%. Mr. Lefebvre is prohibited from receiving options by policy of his employer and, accordingly, has not been granted any options.

    In connection with his service on the Agritope board of directors' majority-owned subsidiary, Vinifera, Inc., Mr. Pringle was granted options to purchase 20,000 shares of common stock of Vinifera in 1999 at a price of $1.50 per share, which was deemed to be 75% of the fair market value based on the most recent private sales of common stock of Vinifera. The options vest at the rate of 25% per year commencing with the grant date. The resale of shares purchased by exercising the options is restricted if Vinifera's shares continue to be privately held. Currently there is no public market for shares of Vinifera capital stock.

EXECUTIVE COMPENSATION

    The following table summarizes the compensation for services rendered in the last three fiscal years by the Chief Executive Officer and the four other executive officers of Agritope whose salary and bonus exceeded $100,000 during the 1999 fiscal year. Information set forth in the table reflects compensation paid for services rendered for Epitope or Agritope in fiscal 1997 and 1998.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                                           ------------
                                                     ANNUAL COMPENSATION    SECURITIES
                                                     -------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR      SALARY     BONUS      OPTIONS(1)    COMPENSATION(2)
---------------------------               --------   --------   --------   ------------   ---------------
Adolph J. Ferro, Ph.D. .................    1999     $250,000   $78,155        81,506(5)       $5,003(3)
  Chairman of the Board, President and      1998      241,625        --       407,529           4,797(3)
  Chief Executive Officer                   1997      240,000        --            --           4,000(3)

Gilbert N. Miller ......................    1999      175,000    48,916        42,319(5)        4,403
  Executive Vice President                  1998      168,896        --       211,593           4,008
  and Chief Financial Officer               1997      165,000                      --           4,125

Matthew G. Kramer ......................    1999      125,000    21,374        20,414           3,125
  Vice President                            1998      125,000        --       102,071           3,130
  Product Development                       1997       91,200        --        11,250           2,280

D. Ry Wagner, Ph.D. (4) ................    1999      152,981    29,159       143,900           3,380
  Vice President
  Research and Development

Joseph A. Bouckaert ....................    1999      160,000        --            --           3,847
  President and                             1998      160,000        --       102,071           4,053
  Chief Executive Officer Vinifera, Inc.    1997      160,000        --            --           4,000

------------------------

(1) Represents the number of shares of Agritope common stock for which options were awarded.

(2) Represents amounts contributed to Epitope's 401(k) Plan as employer matching contributions in the form of Epitope Stock prior to December 30, 1997 and amounts contributed to Agritope's 401(k) Plan as employer matching contributions of Agritope common stock in 1998.

(3) The information in the above table does not include approximately $440,000 payable by Epitope in monthly installments over 22 months to Dr. Ferro, pursuant to his employment agreement with Epitope, in connection with the termination of Dr. Ferro's position as President and Chief Executive Officer of Epitope in May 1997.

(4) Dr. Wagner joined Agritope in December 1998.

(5) In connection with service as directors of Agritope's majority owned subsidiary, Vinifera, Inc., Dr. Ferro and Mr. Miller were also awarded options to purchase 20,000 shares of common stock of Vinifera in 1999 at a price of $1.50 per share, which was deemed to be 75% of the fair market value based on the most recent private sales of common stock of Vinifera. The options vest at the rate of 25% per year commencing with the grant date. The resale of shares purchased by exercising the options is restricted if Vinifera's shares continue to be privately held. Currently there is no public market for shares of Vinifera capital stock.

OPTION GRANTS IN FISCAL YEAR 1999

                              INDIVIDUAL GRANTS(1)

                                     POTENTIAL REALIZABLE
                                       VALUE AT ASSUMED
                                        ANNUAL RATES OF                    PERCENT OF
                                          STOCK PRICE                        TOTAL
                                       APPRECIATION FOR       NUMBER OF     OPTIONS
                                        OPTION TERM(2)        SECURITIES   GRANTED TO
                                        (IN THOUSANDS)        UNDERLYING   EMPLOYEES               MARKET PRICE
                                    -----------------------    OPTIONS     IN FISCAL    EXERCISE     ON GRANT
NAME                                   5%            10%       GRANTED        YEAR       PRICE         DATE
----                                --------       --------   ----------   ----------   --------   ------------
Adolph J. Ferro...................   $23.7          $134.2      81,506        16.0%      $2.00         $1.41
Gilbert N. Miller.................    12.3            69.7      42,319         8.3        2.00          1.41
Matthew G. Kramer.................     5.9            33.6      20,414         4.0        2.00          1.41
D. Ry Wagner......................      --            61.2     143,900(3)     28.2        4.70          1.25

------------------------

(1) Option grants are non-qualified options with an unlimited term. The holders' right to exercise options will expire immediately upon termination of employment for cause, five years after retirement and one year after termination of employment for any other reason. Subject to certain conditions, the exercise price of the options may be paid by delivery of previously acquired shares of common stock. No stock appreciation rights were granted in fiscal 1999.

(2) Potential realizable values are based on the indicated assumed rates as specified by the Securities and Exchange Commission, compounded annually for a ten-year period. These increases in hypothetical value are based on speculative assumptions and are not intended to forecast possible future appreciation, if any, of Agritope's stock price.

(3) Includes grants for 119,400 shares at a price of $5.25 and 24,500 shares at a price of $2.00.

AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1999

    The following table shows information with regard to options held at the end of the fiscal year:

                                                                      NUMBER OF SHARES
                                                                     UNDERLYING OPTIONS
                                                              ---------------------------------
NAME(1)(2)                                                    EXERCISABLE(3)   UNEXERCISABLE(3)
----------                                                    --------------   ----------------
Adolph J. Ferro.............................................      220,067           268,968
Gilbert N. Miller...........................................      114,261           139,651
Matthew G. Kramer...........................................       55,119            67,366
D. Ry Wagner................................................       34,750           109,150
Joseph A. Bouckaert.........................................       51,036            51,035

------------------------

(1) None of the officers named in the "Summary Compensation Table" exercised options to purchase Agritope common stock during the fiscal year ended September 30, 1999.

(2) Agritope has not granted any stock appreciation rights.

(3) None of the options held by officers had exercise prices below the market value of the underlying stock as of September 30, 1999.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

    As permitted by Delaware law, Agritope's certificate of incorporation permits, and its bylaws require, the indemnification of a director or officer made or threatened to be made a party to a proceeding (other than a proceeding by or in the right of Agritope to procure a judgment in its favor) because such person is or was a director or officer of Agritope or one of its subsidiaries against certain liabilities and expenses, if the director or officer acted in good faith and in a manner he or she reasonably believed was in or not opposed to the best interests of Agritope, and, with respect to any criminal action or proceeding, the director or officer, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of any proceeding by or in the right of Agritope, a director or officer is entitled to indemnification of certain expenses if he or she acted in good faith and in a manner he or she reasonably believed was in or not opposed to the best interests of Agritope.

    However, pursuant to Delaware law, the bylaws and indemnity agreements Agritope has entered into with its directors and officers, Agritope generally will not indemnify its directors and officers: (i) in connection with a proceeding by or in the right of Agritope in which the director or officer is adjudged liable to Agritope; (ii) in connection with any other proceeding charging improper personal benefit to the director or officer in which the director or officer is adjudged liable on the basis that personal benefit was improperly received by him or her; (iii) in connection with any claim made against any director or officer for which payment is required to be made to or on behalf of the director or officer under any insurance policy; (iv) in connection with any claim made against any director or officer if a court having jurisdiction in the matter determines that indemnification is not lawful under any applicable statute or public policy; (v) in connection with any proceeding (or part of any proceeding) initiated by the director or officer or any proceeding by the director or officer against Agritope or its directors, officers, employees or other agents; and (vi) for an accounting of profits made from the purchase and sale by the director or officer of securities of Agritope within the meaning of Section 16(b) of the Exchange Act or similar provision of any state statutory law or common law. Agritope may also provide indemnification to persons other than its directors or officers under certain circumstances.

    As permitted by Delaware law, the certificate of incorporation also provides that no director will be liable to Agritope or its stockholders for monetary damages for breach of fiduciary duty as a director, except that personal liability may exist for any: (i) breach of the director's duty of loyalty to Agritope or its stockholders; (ii) act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;
(iii) unlawful distribution to stockholders; (iv) transaction from which the director derives an improper personal benefit; or (v) profits made from the purchase and sale by the director of securities of Agritope within the meaning of Section 16(b) of the Exchange Act or similar provision of any state statutory law or common law.

    As stated above, Agritope has entered into agreements to indemnify its directors and officers. The agreements are generally intended to provide the maximum indemnification permitted by Delaware law. The agreements, among other provisions, will indemnify each of Agritope's directors and officers in any action or proceeding for certain expenses (including attorney fees) and (other than in an action or proceeding by or in the right of Agritope) judgments, fines and settlement amounts incurred on account of such person's services as a director or officer of Agritope or, at Agritope's request, as a director, officer, employee or agent of another enterprise. The agreements also limit the liability of Agritope's directors and officers in respect of their conduct in serving Agritope to the extent permitted by Delaware law, as described above.

CHANGE IN CONTROL ARRANGEMENTS AND EMPLOYMENT AGREEMENTS

    Under the terms of employment contracts, each of the executive officers, other than Mr. Bouckaert, will be paid one year of salary if employment is terminated without cause (two years in the case of Dr. Ferro and Mr. Miller). If there is a change in control of Agritope and the officer is terminated within 12 months, the terminated officer will be paid two years of salary (three years in the case of Dr. Ferro and Mr. Miller). Mr. Bouckaert's contract terminated on May 31, 2000.

    Dr. Ferro and Messrs. Miller, Kramer and Wagner may not compete with Agritope for one year after termination except by waiving the right to receive subsequent post-termination payments.

    Agritope may terminate the other employment contracts on 30 days' notice with cause or on 90 days' notice without cause, by paying the salary amounts described above. The executive officers may terminate the contracts on 90 days' notice.

CERTAIN TRANSACTIONS OF AGRITOPE

    Pierre Lefebvre, a director of Agritope, is Chief Executive Officer of Vilmorin. Vilmorin has entered into research and development agreements with Agritope and with a 50%-owned subsidiary, Agrinomics LLC. Vilmorin will fund certain research and development projects and receive certain rights in resulting technology. Agritope was paid $497,800 by Vilmorin for research work performed in fiscal 1999.

    In 1999, Vilmorin purchased 350,000 shares of Series A preferred stock for $1,750,000 and received five-year warrants to purchase 87,500 shares of Series A preferred stock at a price of $7 per share. Holders of Series A preferred stock have the right to elect one director to Agritope's board so long as at least 214,285 shares of Series A preferred stock remain outstanding.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF AGRITOPE

    The table below shows as of September 30, 2000: (a) the number of shares owned by each beneficial owner of more than five percent of either class of outstanding stock and (b) the number of shares owned by each director and each executive officer named in the Agritope summary compensation table and by all directors and executive officers of Agritope as a group, as reported by each person. Except as noted, each person has sole voting and investment power over the shares listed in this table.


                                                                       OPTIONS                    PERCENT
                                                         SHARES          AND                     OF CAPITAL
NAME AND ADDRESS                      TITLE OF CLASS   OWNED(1)(2)   WARRANTS(3)      TOTAL        STOCK
----------------                      --------------   -----------   -----------   -----------   ----------
Societe Cooperative Agricole .......      Series A       564,285        87,500         651,785      13.4%
Limagrain                                Preferred
Rue Limagrain
Chappes, France(4)

W. Charles Armstrong**..............        Common           908        16,000          16,908         *

Mr. Joseph A. Bouckaert**...........        Common         4,475        51,036          55,511       1.1

Nancy L. Buc**......................        Common         8,000        16,000          24,000         *

Michel de Beaumont(5)**.............        Common        49,734       108,250         157,984       3.2

Adolph J. Ferro, Ph.D.**............        Common        12,537(6)    220,067         232,604       4.6

James T. King**.....................        Common       180,000(7)    160,000(8)      340,000       7.0

Matthew G. Kramer**.................        Common         8,028        55,119          63,147       1.3

Mr. Pierre Lefebvre(9)**............      Series A       564,285        87,500         651,785      13.4
                                         Preferred

Gilbert N. Miller**.................        Common        27,839       114,261         142,100       2.9

Roger L. Pringle**..................        Common        19,025(10)    16,000          35,025         *

D. Ry Wagner, Ph.D.**...............        Common         6,681        34,750          41,431         *

All executive officers and directors
  as a group (11 persons)...........                     881,512       878,983       1,760,495      32.6


------------------------

   * = Less than 1%

  ** c/o Agritope, Inc., 16160 S.W. Upper Boones Ferry Road, Portland, OR
     97224-7744

 (1) Subject to community property laws where applicable, beneficial ownership consists of sole voting and investment power except as otherwise indicated. Includes the following shares of common stock allocated to each person's individual account under the Agritope 401(k) Plan: Mr. Bouckaert--4,475 shares, Dr. Ferro--4,974 shares, Mr. Kramer--3,936 shares,
     Mr. Miller--4,873 shares, Dr. Wagner--2,681 shares, and all directors and executive officers as a group--20,939 shares. Does not include 60,370 shares of common stock held in the Agritope, Inc. 401(k) Plan as to which Dr. Ferro and Mr. Miller share voting power as trustees. Dr. Ferro and Mr. Miller disclaim beneficial interest in such shares except as to shares allocated to them.

 (2) Includes the following shares of common stock allocated to each person's individual account under the Agritope Employee Stock Ownership Plan:
     Dr. Ferro--4,000 shares, Mr. Kramer--3,220 shares, Mr. Miller--4,000 shares, Dr. Wagner--4,000 shares and all executive officers as a group--15,220 shares. Does not include 50,490 shares of common stock held in the Agritope Employee Stock Ownership Plan as to which Dr. Ferro and
     Mr. Miller share voting power as
     trustees. Shares held by the plan are voted in accordance with instructions furnished by each participant. Dr. Ferro and Mr. Miller disclaim beneficial ownership in such shares except as to shares allocated to them.

 (3) Represents shares acquirable as of September 30, 2000 and 60 days thereafter.

 (4) Includes Series A preferred stock and warrants owned by Vilmorin Clause & Cie. Groupe Limagrain Holding S.A., Chappes, France, owns approximately 60% of the shares of Vilmorin. Societe Cooperative Agricole Limagrain, Chappes, France owns all shares of Groupe Limagrain and 10% of shares of Vilmorin. Series A preferred stock is initially convertible into common stock on a share-for-share basis, subject to adjustment on the occurrence of certain events.

 (5) Includes 49,734 shares of common stock and warrants to purchase 14,000 shares of common stock held by Samisa Investment Corp. and warrants to purchase 78,250 shares of common stock held by American Equities
     Overseas, Inc. Mr. de Beaumont advises Samisa and he is Chief Executive Officer of American Equities. A controlling percentage of the voting shares of Samisa and American Equities is owned pursuant to various trust arrangements of which members of Mr. de Beaumont's family are potential beneficiaries.

 (6) Includes the following shares of common stock held by members of Dr. Ferro's immediate family: spouse (550), daughter (200) and son (200).

 (7) Includes 180,000 shares of common stock held by Greenacres
     Enterprises, Inc. Mr. King serves as investment adviser and may be deemed to have dispositive and voting power with respect to the Agritope common stock.

 (8) Includes warrants to purchase 150,000 shares of common stock held by Yili Holdings Ltd. Mr. King serves as investment adviser and may be deemed to have dispositive and voting power with respect to the Agritope common stock.

 (9) Mr. Lefebvre is Chief Executive Officer of Vilmorin, Deputy Chief Executive Officer of Groupe Limagrain and an executive officer of Societe. As a result, he may be deemed to have voting and dispositive power with respect to the Agritope shares which Vilmorin is the beneficial owner.
     Mr. Lefebvre disclaims beneficial ownership of such shares.

 (10) Includes 600 shares of common stock held by Mr. Pringle's spouse.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed combined financial statements give effect to the proposed merger of Exelixis and Agritope, and the 1999 acquisition by Exelixis of substantially all of the assets of MetaXen, applying the purchase method of accounting. The unaudited pro forma condensed combined balance sheet gives effect to the merger of Exelixis and Agritope as if it had occurred on June 30, 2000. The acquisition of substantially all of the assets of MetaXen occurred on July 11, 1999; accordingly, the unaudited balance sheet of Exelixis at June 30, 2000 reflects the acquisition of the MetaXen assets. The unaudited pro forma condensed combined statements of operations give effect to the proposed merger of Exelixis and Agritope and the 1999 acquisition of the MetaXen assets as if they had both occurred on January 1, 1999.

    For pro forma purposes, (i) Exelixis' unaudited balance sheet as of June 30, 2000 has been combined with Agritope's unaudited consolidated balance sheet as of June 30, 2000 as if the merger had occurred on June 30, 2000,
(ii) Exelixis' audited statement of operations for the year ended December 31, 1999, which includes the results of MetaXen subsequent to the acquisition date of July 11, 1999, has been combined with MetaXen's unaudited statement of operations from the period from January 1, 1999 to July 11, 1999 and (iii) the Exelixis/MetaXen unaudited pro forma condensed combined statement of operations for the year ended December 31, 1999, and the Exelixis unaudited consolidated statement of operations for the six months ended June 30, 2000, have been combined with Agritope's audited consolidated statement of operations for the year ended September 30, 1999 and the unaudited consolidated statement of operations for the six months ended June 30, 2000, respectively, as if the merger had occurred on January 1, 1999. Agritope's revenues and net loss for the quarter ended December 31, 1999, which have been excluded from the pro forma statements of operations, were $600,934 and $(1,321,057), respectively.

    The unaudited pro forma condensed combined financial information has been prepared on the basis of assumptions described in the notes thereto and includes assumptions relating to the allocation of the consideration paid for the assets and liabilities of Agritope based on management's preliminary estimates of their fair value. Under the purchase method of accounting, the aggregate consideration paid is allocated to the tangible and identifiable intangible assets acquired, and liabilities assumed, on the basis of their respective fair values on the transaction date. The final allocation of such consideration may differ from that reflected in the unaudited pro forma condensed combined financial information after the completion of an independent valuation and other procedures to be performed after the closing of the merger. Exelixis does not expect that the final allocation of the aggregate purchase price for the merger will differ materially from the preliminary allocations. In the opinion of Exelixis, all adjustments necessary to present fairly such unaudited pro forma condensed combined financial information have been made based on the proposed terms and structure of the merger.

    The unaudited pro forma information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and is presented for illustrative purposes only. Such information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated on January 1, 1999 or June 30, 2000, respectively, nor is it necessarily indicative of future operating results or financial position.

    These pro forma condensed combined financial statements are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements and the related notes thereto, "Exelixis Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Agritope Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus/proxy statement.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                 JUNE 30, 2000

                                 (IN THOUSANDS)

                                     ASSETS

                                                                         PRO FORMA    REFERENCE   PRO FORMA
                                                  EXELIXIS   AGRITOPE   ADJUSTMENTS   (NOTE 2)    COMBINED
                                                  --------   --------   -----------   ---------   ---------
Current assets:
  Cash and cash equivalents.....................  $ 51,418   $  1,463                             $  52,881
  Short-term investments........................    74,621         --                                74,621
  Trade accounts receivable, net................        --      1,046                                 1,046
  Other receivables.............................       936        379                                 1,315
  Inventories...................................        --      5,208                                 5,208
  Other current assets..........................     1,916        281                                 2,197
                                                  --------   --------                             ---------
    Total current assets........................   128,891      8,377                               137,268
Property and equipment, net.....................    16,247      3,110                                19,357
Related party receivables.......................       459         --                                   459
Goodwill and other intangible assets............        --      1,872     $54,301     (A)            56,173
Other assets....................................     1,290         43                                 1,333
                                                  --------   --------     -------                 ---------
    Total assets................................  $146,887   $ 13,402     $54,301                 $ 214,590
                                                  ========   ========     =======                 =========

                                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses.........  $  6,633   $  1,397     $ 4,447     (B)         $  12,477
  Current portion of capital lease
    obligations.................................       554         53                                   607
  Current portion of notes payable..............     1,624          5                                 1,629
  Revolving line of credit......................        --      1,484                                 1,484
  Advances from minority shareholders of
    subsidiary..................................        --        918                                   918
  Obligations due upon close of merger..........        --         --                                    --
  Deferred revenue..............................     4,979      1,160                                 6,139
                                                  --------   --------     -------                 ---------
    Total current liabilities...................    13,790      5,017       4,447                    23,254
Capital lease obligations.......................        24         --                                    24
Notes payable...................................     2,496          3                                 2,499
Convertible promissory note.....................     7,500         --                                 7,500
Other long-term liability.......................       104         --                                   104
Deferred revenue................................     9,841         --                                 9,841
Minority interest...............................        --      1,699                                 1,699
                                                  --------   --------     -------                 ---------
    Total liabilities...........................    33,755      6,719       4,447                    44,921
                                                  --------   --------     -------                 ---------
Stockholders' equity:
  Preferred stock...............................        --          7          (7)    (C)                --
  Common stock..................................        45         41         (39)    (C),(D)            47
  Additional paid-in-capital....................   204,249     60,770      33,882     (C),(D)       298,901
  Notes receivable from stockholders............    (2,184)        --                                (2,184)
  Deferred stock compensation...................   (16,063)        --                               (16,063)
  Accumulated other comprehensive income........        72         --                                    72
  Accumulated deficit...........................   (72,987)   (54,135)     16,018     (C),(E)      (111,104)
                                                  --------   --------     -------                 ---------
    Total stockholders' equity..................   113,132      6,683      49,854                   169,669
                                                  --------   --------     -------                 ---------
    Total liabilities and stockholders'
      equity....................................  $146,887   $ 13,402     $54,301                 $ 214,590
                                                  ========   ========     =======                 =========

   See notes to unaudited pro forma condensed combined financial statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         EXELIXIS/
                                                          METAXEN
                                                            PRO
                                                           FORMA                 PRO FORMA                PRO FORMA
                                   EXELIXIS   METAXEN    COMBINED    AGRITOPE   ADJUSTMENTS   REFERENCE   COMBINED
                                   --------   --------   ---------   --------   -----------   ---------   ---------
Revenues:
  Product sales..................  $     --   $    --    $     --    $ 2,503                              $  2,503
  License........................     1,046        --       1,046         --                                 1,046
  Contract and government
    grants.......................     9,464     2,297      11,761        812                                12,573
  Research projects with
    affiliate....................        --        --          --        236                                   236
                                   --------   -------    --------    -------                              --------
    Total revenues...............    10,510     2,297      12,807      3,551                                16,358
                                   --------   -------    --------    -------                              --------
Costs and expenses:
  Product costs..................        --        --          --      2,334                                 2,334
  Research and development.......    21,653     3,328      24,981      3,105                                28,086
  Selling, general and
    administrative...............     7,624       513       8,137      3,685                                11,822
  Amortization of purchased
    intangibles..................        --        --          --         --      $ 4,223      Note 3        4,223
                                   --------   -------    --------    -------      -------                 --------
    Total operating expenses.....    29,277     3,841      33,118      9,124        4,223                   46,465
                                   --------   -------    --------    -------      -------                 --------
Loss from operations.............   (18,767)   (1,544)    (20,311)    (5,573)      (4,223)                 (30,107)
Other income (expense), net:
  Interest income................       571         9         580        103                                   683
  Interest expense...............      (525)      (72)       (597)       (21)                                 (618)
  Other income, net..............        --        --          --        455                                   455
                                   --------   -------    --------    -------                              --------
                                         46       (63)        (17)       537                                   520
                                   --------   -------    --------    -------                              --------
Minority interest in subsidiary
  net loss.......................        --        --          --        360                                   360
                                   --------   -------    --------    -------      -------                 --------
Net loss.........................  $(18,721)  $(1,607)   $(20,328)   $(4,676)     $(4,223)                $(29,227)
                                   ========   =======    ========    =======      =======                 ========
Net loss per share, basic and
  diluted........................  $  (4.60)             $  (5.00)                                        $  (1.03)
                                   ========              ========                                         ========
Shares used in computing net loss
  per share, basic and diluted...     4,068    Note 5       4,068                              Note 5       28,375
                                   ========              ========                                         ========

   See notes to unaudited pro forma condensed combined financial statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 2000

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    PRO FORMA                PRO FORMA
                                             EXELIXIS   AGRITOPE   ADJUSTMENTS   REFERENCE   COMBINED
                                             --------   --------   -----------   ---------   ---------
Revenues:
  Product sales............................  $     --   $ 2,786                              $  2,786
  License..................................     1,864        --                                 1,864
  Contract and government grants...........     9,703       427                                10,130
  Research projects with affiliate.........        --     1,284                                 1,284
                                             --------   -------                              --------
    Total revenues.........................    11,567     4,497                                16,064
                                             --------   -------                              --------
Costs and expenses:
  Product costs............................        --     2,622                                 2,622
  Research and development.................    22,299     2,136                                24,435
  Selling, general and administrative......     9,216     1,752                                10,968
  Amortization of purchased intangibles....        --        --      $ 2,112     Note 3         2,112
                                             --------   -------      -------                 --------
    Total operating expenses...............    31,515     6,510        2,112                   40,137
                                             --------   -------      -------                 --------
Loss from operations.......................   (19,948)   (2,013)      (2,112)                 (24,073)
Other income (expense), net:
  Interest income..........................     2,014        55                                 2,069
  Interest expense.........................      (326)      (67)                                 (393)
  Other income, net........................        --       125                                   125
                                             --------   -------                              --------
                                                1,688       113                                 1,801
                                             --------   -------                              --------
Minority interest in subsidiary net loss...        --       181                                   181
                                             --------   -------      -------                 --------
Net loss...................................  $(18,260)  $(1,719)     $(2,112)                $(22,091)
                                             ========   =======      =======                 ========
Net loss per share, basic and diluted......  $  (0.90)                                       $  (0.77)
                                             ========                                        ========
Shares used in computing net loss per
  share, basic and diluted.................    20,263                            Note 5        28,561
                                             ========                                        ========

   See notes to unaudited pro forma condensed combined financial statements.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

    On September 7, 2000, Exelixis entered into a merger agreement to acquire all of the outstanding shares of Agritope. Pursuant to the terms of the merger, the unaudited pro forma condensed combined financial information reflects the issuance of approximately 1,699,478 shares of Exelixis common stock in exchange for all of the outstanding shares of Agritope Series A preferred and common stock. The assumed number of shares of Exelixis common stock to be issued is based on Agritope's capitalization at September 30, 2000 and assumes an exchange ratio of 0.35, which was calculated by dividing $14.00 by the average closing price of Exelixis common stock, as reported on the Nasdaq National Market, for the 20 trading days ending on and including the fifth trading day before September 30, 2000 (which was $40.09). Certain options and warrants to purchase approximately 2,571,176 shares of Agritope Series A preferred and common stock will be assumed by Exelixis pursuant to the merger and converted into fully vested options and warrants to purchase approximately 906,783 shares of Exelixis common stock. The actual exchange ratio will be determined by dividing $14.00 by the average closing price of Exelixis common stock, as reported on the Nasdaq National Market, for the 20 trading days ending on, and including, the fifth trading day before the closing of the merger.

    The total estimated consideration for the proposed merger is approximately $96.2 million which consists of Exelixis common stock, options and warrants valued at $94.7 million and estimated Exelixis transaction costs of $1.5 million. Exelixis transaction costs include financial advisory, legal, accounting and other fees.

    Based upon a preliminary independent valuation of the tangible and intangible assets acquired, Exelixis management has allocated the total cost of the merger to the assets acquired and liabilities assumed at June 30, 2000 as follows (in thousands):

Tangible assets acquired....................................  $11,530
In-process research and development.........................   38,117
Developed technology........................................    1,673
Patents/core technology.....................................    3,697
Assembled workforce.........................................      958
Goodwill....................................................   49,845
Liabilities assumed.........................................   (9,666)
                                                              -------
                                                              $96,154
                                                              =======

    The valuation of the purchased in-process research and development of $38.1 million was based upon the preliminary results of an independent valuation using the income approach for each of the ten projects in-process. The in-process projects relate primarily to the development of disease and insect resistant fruits and vegetables and are expected to be completed over approximately the next three to six years. The income approach estimates the value of each acquired project in-process based on its expected future cash flows. The valuation analysis considered the contribution of the core technology as well as the percent complete of each in-process research and development project. The expected present value of the cash flows associated with the in-process research and development projects was computed using a risk adjusted rate of return of 35% which is considered commensurate with the overall risk and percent complete of the in-process projects. The purchased technology was not considered to have reached technological feasibility and it has no alternative future use, accordingly, it has been charged to the pro forma combined accumulated deficit and has not been reflected in the pro forma condensed combined statements of operations.

    The revenues, expenses, cash flows and other assumptions underlying the estimated value of the purchased in-process research and development involve significant risks and uncertainties. Accordingly, actual results may vary from expected results. See "Risk Factors" beginning on page 15 of this prospectus/proxy statement.

    The risks and uncertainties associated with completing the acquired in-process projects include obtaining the necessary regulatory approvals in a timely manner, if necessary, or that its products can be successfully and profitably produced, distributed and sold.

    The unaudited pro forma information presented is not necessarily indicative of future results of operations of Exelixis or the combined results of operations which would have resulted had the proposed merger of Exelixis and Agritope, and the 1999 acquisition of the MetaXen assets taken place during the periods presented. The unaudited pro forma statements reflect the effects of the proposed merger of Exelixis and Agritope, and the 1999 acquisition by Exelixis of substantially all of the assets of MetaXen, applying the purchase method of accounting, assuming the merger occurred as of June 30, 2000 for the purposes of the unaudited pro forma condensed combined balance sheet and as of January 1, 1999 for the purposes of the unaudited pro forma condensed combined statements of operations.

    There were no material differences in the accounting policies of Exelixis, MetaXen or Agritope for the periods presented.

NOTE 2. UNAUDITED PRO FORMA BALANCE SHEET

    The unaudited pro forma condensed combined balance sheet includes the adjustments necessary to give effect to the proposed merger of Exelixis and Agritope as if it had occurred on June 30, 2000 and to reflect the allocation of the estimated purchase price to the fair value of tangible and intangible assets acquired as noted above, including the charge to accumulated deficit for acquired in-process research and development and the elimination of the Agritope stockholder's equity accounts. Adjustments included in the pro forma condensed combined balance sheet are summarized as follows:

    (A) Record goodwill and other intangible assets of $56.2 million and elimination of intangible assets on the balance sheet of Agritope as of the acquisition date;

    (B) Accrual of transaction related costs of approximately $1.5 million for Exelixis and $2.9 million for Agritope;

    (C) Elimination of the Agritope stockholder equity accounts;

    (D) Issuance of Exelixis common stock, $0.001 par value, and options and warrants to purchase common stock, as discussed above. The value of the Exelixis common stock is equal to the product of 1,699,478 shares multiplied by approximately $40.09 per share, while the options and warrants have been assigned a value of approximately $26.5 million; and

    (E) Charge to operations for in-process research and development of approximately $38.1 million.

NOTE 3. UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

    The audited pro forma condensed combined statements of operations include the adjustments necessary to give effect to the merger as if it had occurred on January 1, 1999. Adjustments consist of the amortization of acquired intangible assets using the following estimated useful lives:

Developed technology........................................   5 years
Patents/core technology.....................................  15 years
Assembled workforce.........................................   3 years
Goodwill....................................................  15 years

NOTE 4. METAXEN ACQUISITION

    On July 11, 1999, Exelixis acquired substantially all the assets of MetaXen. In addition to paying cash consideration of $870,000, the Company assumed a note payable relating to certain acquired assets with a principle balance due of $1.1 million. The Company also assumed responsibility for a facility sub-lease relating to the office and laboratory space occupied by MetaXen. This transaction was recorded using the purchase method of accounting. The allocation of the aggregate purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed in connection with this acquisition was based on estimated fair values as determined by management. The purchase price allocation is summarized below (in thousands):

Laboratory and computer equipment...........................  $ 1,645
Leasehold improvements......................................      175
Other tangible assets.......................................      155
Note payable................................................   (1,105)
                                                              -------
                                                              $   870
                                                              =======

    This transaction is already reflected in the historical balance sheet of Exelixis at December 31, 1999. Pro forma adjustments relating to interest income and interest expense were not material to the unaudited pro forma combined financial statement.

NOTE 5. PRO FORMA NET LOSS PER SHARE

    Pro forma net loss per share, basic and diluted, are computed as follows:

                                                              SIX MONTHS ENDED      YEAR ENDED
                                                               JUNE 30, 2000     DECEMBER 31, 1999
                                                              ----------------   -----------------
                                                                         (IN THOUSANDS,
                                                                   EXCEPT PER SHARE AMOUNTS)
Net loss....................................................      $(22,091)          $(29,227)
                                                                  ========           ========
Shares used in computing net loss per share, basic and
  diluted...................................................        20,263              4,068
Pro forma adjustments:
  Weighted effect of assumed conversion of convertible
    preferred stock.........................................         6,599             22,608
  Effect of common stock issued in Agritope merger..........         1,699              1,699
                                                                  --------           --------
Shares used in computing pro forma net loss, basic and
  diluted...................................................        28,561             28,375
                                                                  ========           ========
Pro forma net loss per share, basic and diluted.............      $  (0.77)          $  (1.03)
                                                                  ========           ========

    Shares of Exelixis' common stock issuable upon the exercise of stock options and warrants, and shares issuable upon the conversion of preferred stock and notes payable have been excluded from the computation of basic and diluted net loss per share as their effect would be antidilutive. Further, options and warrants to purchase Agritope Series A preferred stock and Agritope common stock, which will be assumed by Exelixis pursuant to the merger and converted into options and warrants to purchase approximately 855,558 shares of Exelixis common stock, have also been excluded from the computation basic and diluted net loss per share as their effect would be antidilutive.

                     DESCRIPTION OF EXELIXIS CAPITAL STOCK

    The following describes certain of the provisions the amended and restated certificate of incorporation and restated bylaws of Exelixis. The Exelixis amended and restated certificate of incorporation and restated bylaws are included as exhibits to the registration statement of which this prospectus/proxy statement is a part. The authorized capital stock of Exelixis consists of 100,000,000 shares common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value.

    EXELIXIS COMMON STOCK. As of September 30, 2000, there were 44,928,105 shares of Exelixis common stock outstanding held of record by approximately 413 stockholders. The holders of Exelixis common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as the Exelixis board of directors may from time to time determine. Upon liquidation, dissolution or winding up of Exelixis, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of Exelixis common stock are fully paid and nonassessable.

    EXELIXIS PREFERRED STOCK. The Exelixis board has the authority to issue up to 10,000,000 shares of Exelixis preferred stock, in one or more series and to determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the destination of any series. The issuance of Exelixis preferred stock could diminish the voting power of holders of Exelixis common stock, and the likelihood that holders of Exelixis preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of Exelixis. Exelixis has no present plans to issue any shares of Exelixis preferred stock.

    EXELIXIS WARRANTS. As of September 30, 2000, the following warrants to purchase an aggregate of 310,624 shares of Exelixis common stock were outstanding:

    - warrants to purchase 53,571 shares of common stock at an exercise price of $0.93 per share. The warrants expire on January 27, 2005;

    - warrants to purchase 71,428 shares of common stock at an exercise price of $1.13 per share. The warrants expire on April 14, 2005;

    - warrants to purchase 4,500 shares of common stock at an exercise price of $4.00 per share. The warrants expire on April 14, 2005;

    - warrants to purchase 6,300 shares of common stock at an exercise price of $13.00 per share. The warrants expire on April 14, 2005;

    - warrants to purchase 101,250 shares of common stock at an exercise price of $4.00 per share. The warrants expire on April 14, 2005;

    - warrants to purchase 70,875 shares of common stock at an exercise price of $13.00 per share. The warrants expire on April 14, 2005;

    - warrants to purchase 1,125 shares of common stock at an exercise price of $4.00 per share. The warrants expire on April 14, 2005; and

    - warrants to purchase 1,575 shares of common stock at an exercise price of $13.00 per share. The warrants expire on April 14, 2005.

    The warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares that may be issued upon the exercise of the warrants if a stock dividend, stock split, reorganization, reclassification or consolidation occurs.

    REGISTRATION RIGHTS OF EXELIXIS STOCKHOLDERS. Holders of an aggregate of 23,199,818 shares of common stock and holders of warrants to purchase an aggregate of 71,428 shares of common stock will be entitled to rights to register these shares under the Securities Act. These rights are provided under the fourth amended and restated securityholders' agreement, dated January 28, 1999, under the fourth amended and restated registration rights agreement, dated February 26, 1999, and under agreements with similar registration rights. If Exelixis proposes to register any of its securities under the Securities Act, either for its own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at Exelixis' expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration and in some cases, exclude these shares entirely. In addition, the holders of these shares may require Exelixis, at its expense and on not more than two occasions at any time beginning six months from the date of the closing of the offerings, to file a registration statement under the Securities Act with respect to their shares of common stock, and Exelixis will be required to use its best efforts to effect the registration. Further, the holders may require Exelixis, at its expense, to register their shares on Form S-3 when this form becomes available.

    DELAWARE GENERAL CORPORATION LAW AND CERTAIN CHARTER PROVISIONS. In general, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

    - prior to that date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and by employee stock plans in which shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to that date, the business combination is approved by the Exelixis board of directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 defines "business combination" to include:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

    - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

    The Exelixis amended and restated certificate of incorporation requires that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, the Exelixis amended and restated certificate of incorporation:

    - substantially limits the use of cumulative voting in the election of directors;

    - provides that the authorized number of directors may be changed only by resolution of its board of directors; and

    - authorizes its board of directors to issue blank check preferred stock to increase the amount of outstanding shares.

    The Exelixis restated bylaws provide that candidates for director may be nominated only by its board of directors or by a stockholder who gives written notice to Exelixis no later than 60 days prior nor earlier than 90 days prior to the first anniversary of the last annual meeting of stockholders. The Exelixis board of directors currently consists of ten members, divided into three classes. As a result, a portion of the board of directors will be elected each year. The Exelixis board of directors may appoint new directors to fill vacancies or newly created directorships. The restated bylaws also limit who may call a special meeting of stockholders.

    Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of Exelixis' management, which could depress the market price of its common stock. See "Exelixis
Management--Board Composition."

    TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for Exelixis common stock is ChaseMellon Shareholder Services.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

    Both Agritope and Exelixis are Delaware corporations and are governed by Delaware law. In addition, the rights of Agritope stockholders are currently governed by the Agritope certificate of incorporation and the Agritope bylaws, and the rights of Exelixis stockholders are governed by the Exelixis amended and restated certificate of incorporation and the Exelixis restated bylaws. After the effective time of the merger, the rights of holders of Agritope capital stock who become holders of Exelixis common stock will be governed by the Exelixis amended and restated certificate of incorporation, the Exelixis restated bylaws and Delaware law. In most respects, the rights of holders of Agritope capital stock are similar to the rights of holders of Exelixis common stock. The following is a summary of the material differences between such rights. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, Delaware law as well as to the Agritope certificate of incorporation, the Agritope bylaws, the Exelixis amended and restated certificate of incorporation and the Exelixis restated bylaws.

AUTHORIZED CAPITAL STOCK

    EXELIXIS. The authorized capital stock of Exelixis consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

    AGRITOPE. The authorized capital stock of Agritope consists of 30,000,000 shares of common stock and 10,000,000 shares of preferred stock.

NUMBER OF DIRECTORS

    EXELIXIS. The Exelixis board of directors currently consists of ten members.

    AGRITOPE. The Agritope board of directors currently consists of eight members.

CHANGES IN THE NUMBER OF DIRECTORS

    EXELIXIS. The Exelixis amended and restated certificate of incorporation provides that the setting of the authorized number of directors and any changes to the authorized number of directors may be effected only by resolution of its board of directors

    AGRITOPE. The Agritope certificate of incorporation specifies that its board of directors will consist of no less than six nor more than 13 members, with the exact number to be set from time to time by the board. Agritope's board of directors is authorized to increase or decrease the size of the board (within the specified range) by the affirmative vote of two-thirds of the directors then in office. Without the unanimous consent of the directors then in office:
(i) no more than two additional directors may be added to the board of directors within any 12-month period; and (ii) no person who is affiliated as an owner, director, officer or employee of a company or business deemed by the board of directors to be competitive with that of Agritope is eligible to serve on the board of directors.

ELECTION OF DIRECTORS

    EXELIXIS. The entire Exelixis board of directors is divided into three classes, with each class serving a staggered three-year term. As a result, a portion of the board of directors will be elected each year by a majority vote of outstanding stockholders.

    AGRITOPE. Seven members of the Agritope board of directors serve on a staggered board that is divided into three classes, with each class serving a three-year term. As a result, a portion of the board of directors will be elected each year by a majority vote of outstanding stockholders. In addition, one director is elected annually to the board by a majority vote of holders of Series A preferred stock (so long as at least 214,285 shares of Series A preferred stock are outstanding).

REMOVAL OF DIRECTORS

    EXELIXIS. The Exelixis amended and restated certificate of incorporation states that a director may be removed only with cause by a vote of the majority of voting power of the corporation entitled to vote at an election of directors.

    AGRITOPE. The Agritope certificate of incorporation and bylaws state that a director may be removed only for cause by a vote of the majority of voting power of the corporation entitled to vote at an election of directors and may only be removed at a meeting called for the purpose of removing the director, as stated in the meeting notice. However, a director that is elected by the holders the Series A preferred stock (who may vote separately by class to elect one director at each annual meeting of stockholders so long as at least 214,285 shares of Series A preferred stock are outstanding) may only be removed by a vote of the Series A preferred stockholders.

SPECIAL MEETING OF STOCKHOLDERS

    Under the Delaware General Corporation Law, a special meeting of stockholders may be called only by the board of directors or any other person authorized to do so in the corporation's certificate of incorporation or bylaws.

    EXELIXIS. The Exelixis restated bylaws state that a special meeting of the stockholders may be called by the chairman of the board of directors, the chief executive officer, the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board) or by the holders of shares entitled to cast not less than 50% of the votes at the meeting.

    AGRITOPE. The Agritope bylaws state that a special meeting of stockholders may called only by the chairman of the board, chief executive officer or the board of directors.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

    EXELIXIS. The Exelixis amended and restated certificate of incorporation requires that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

    AGRITOPE. The Agritope bylaws permit any action required or permitted to be taken by its stockholders to be effected by written consent.

AMENDMENTS TO BYLAWS

    The Delaware General Corporation Law states that stockholders entitled to vote have the power to adopt, amend or repeal the bylaws of a corporation. The corporation, in its certificate, may also confer this power on the board of directors in addition to the stockholders.

    EXELIXIS. The Exelixis restated bylaws provide that the bylaws may be altered or amended or new bylaws adopted by the affirmative vote of at least
66 2/3% of the voting power of all of the then outstanding shares of the voting stock, or by the board of directors.

    AGRITOPE. The Agritope bylaws provide that the board of directors may amend or repeal the bylaws unless the certificate of incorporation or the Delaware General Corporation Law reserves the power exclusively for stockholders, or the stockholders, in amending or repealing a particular bylaw, provide expressly that the board may not amend or repeal that bylaw.

    The Agritope bylaws further provide that the bylaws may be amended or repealed by a majority vote of the stockholders. However, an affirmative vote of at least 66 2/3% of the voting stock shall be required to amend or repeal, or adopt any provision inconsistent with the purpose or intent of the following provisions of the Agritope certificate of incorporation: (i) the board of directors provision in article 6; (ii) the limitation of liability provision in article 7; (iii) the indemnification provision in article 8; (iv) the rights to amend the certificate of incorporation provision in article 9; and (v) the limitations on amending the certificate of incorporation provision in article 10.

VOTING STOCK

    EXELIXIS. The outstanding voting stock of Exelixis consists solely of Exelixis common stock.

    AGRITOPE. The outstanding voting stock of Agritope consists of both Agritope common stock and Series A preferred stock.

STOCKHOLDER RIGHTS PLAN

    EXELIXIS.  Exelixis does not currently have a stockholder rights plan.

    AGRITOPE. In November 1997, Agritope adopted a stockholder rights plan. Accordingly, each share of Agritope common stock has been issued with one preferred stock purchase right. Each right represents the right to purchase, if and when the rights are exercisable, 1/1,000 of a share of Series B junior participating preferred stock at an exercise price of $25.00.

    The exercise price and the number of shares issuable upon exercise of the rights are subject to adjustment in certain cases to prevent dilution. The rights are evidenced by the certificates for Agritope common stock and are not exercisable, or transferable apart from the common stock, until ten business days after (i) a person acquires 15% or more of Agritope common stock; (ii) a person commences a tender offer which would result in the ownership of 15% or more of Agritope common stock; or (iii) Agritope's board of directors declares a person beneficially owning at least ten percent of its common stock to be an adverse person. In the event any person becomes the beneficial owner of 15% or more of Agritope common stock or Agritope's board of directors determines that a person is an adverse person, each of the rights (other than rights held by the party triggering the rights and the party's affiliates, associates and certain transferees, all of which will be voided) becomes a discount right entitling the holder to acquire Agritope common stock having a value equal to twice the right's exercise price. Vilmorin Clause & Cie will not trigger the stockholder rights plan if it acquires additional Agritope securities directly from Agritope or with the prior approval of Agritope's board of directors.

    In the event Agritope is acquired in a merger or other business combination transaction (including one in which it is the surviving corporation), each right will entitle its holder to purchase, at the then current exercise price of the right, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the right. The rights do not have any voting rights and are redeemable, at Agritope's option, at a price of $.01 per right at any time until 10 business days after a person acquires beneficial ownership of at least 15% of Agritope common stock.

    The rights expire on November 14, 2007. So long as the rights are not separately transferable, Agritope will issue one right with each new share of its common stock issued.

    The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Agritope on terms not approved by its board of directors. The rights should not interfere with any merger or other business combination approved by Agritope's board of directors because the rights may be redeemed by Agritope until the tenth business day following the first public announcement that a person or group has become the beneficial owner of 15% or more of its outstanding common stock and are being amended by Agritope so as to not to interfere with the merger or any transactions related thereto.

ISSUANCE OF ADDITIONAL STOCK

    EXELIXIS. The Exelixis amended and restated certificate of incorporation authorizes its board of directors to issue blank check preferred stock to increase the amount of outstanding shares.

    AGRITOPE. Subject to limitations prescribed by Delaware law, the Agritope board of directors has the authority to issue up to 10 million shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares, and to issue up to a total of 30 million shares of Agritope common stock, all without any vote or action by Agritope stockholders, except as may be required by law or any stock exchange or automated securities interdealer quotation system on which its common stock may then be listed or quoted.

PREEMPTIVE RIGHTS

    EXELIXIS. The Exelixis amended and restated certificate of incorporation and restated bylaws do not contain any provision relating to preemptive rights.

    AGRITOPE. The Agritope certificate of incorporation provides that no holder of any of its shares is entitled to any preferential or preemptive rights to acquire any of its securities, except as such rights may be provided for by contract or pursuant to the terms of any series of Agritope preferred stock. Holders of Agritope Series A convertible preferred stock have certain preemptive rights.

                                 LEGAL MATTERS

    The validity of the Exelixis common stock to be issued in the merger has been passed upon for Exelixis by Cooley Godward LLP. Certain tax consequences of the merger have been passed upon for Exelixis by Cooley Godward LLP and for Agritope by Tonkon Torp LLP.

                                    EXPERTS

    The financial statements of Exelixis, Inc., as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus/proxy statement have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of MetaXen, LLC, as of December 31, 1997 and 1998 and for each of the two years in the period ended December 31, 1998 included in this prospectus/proxy statement have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated statements of operations, stockholders' equity and cash flows of Agritope, Inc. for the year ended September 30, 1997 included in this prospectus/proxy statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Agritope, Inc. as of September 30, 1999 and 1998 and for each of the two years in the year period ended
September 30, 1999, included in this prospectus/proxy statement, have been so included in reliance on the report of Arthur Andersen, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         AGRITOPE STOCKHOLDER PROPOSALS


    Stockholder proposals for inclusion in Agritope's proxy statement and form of proxy relating to the 2001 annual meeting of stockholders must have been received by September 19, 2000 by Agritope's Secretary at Agritope's principal executive offices, 16160 S.W. Upper Boones Ferry Road, Portland, Oregon 97224. In addition, if the merger is not consummated, notice of stockholder proposals and nominations for directors to be considered at the 2001 annual meeting must be received not later than December 30, 2000 by Agritope's Secretary at the above address. The proposal must include certain specified information concerning the proposal or nominee and information as to the proponent's ownership of common stock of Agritope. Proposals not meeting these requirements will not be considered at the 2001 annual meeting. The Secretary of Agritope should be contacted in writing at the above address to obtain additional information as to the proper form and content of submissions.


                      WHERE YOU CAN FIND MORE INFORMATION

    Exelixis, Inc. is a Delaware corporation. Exelixis' principal executive offices are located 170 Harbor Way, South San Francisco, California 94080, and its telephone number is (650) 837-7000.

    Agritope, Inc. is a Delaware corporation. Agritope's principal executive offices are located at 16160 S.W. Upper Boones Ferry Road, Portland, Oregon 97224, and its telephone number is (541) 670-7702.

    Exelixis and Agritope each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Exelixis' and Agritope's public filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov.

    IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY NOVEMBER 30, 2000 TO RECEIVE THEM BEFORE THE SPECIAL MEETING. If you request any incorporated documents, the appropriate company will mail them to you by first-class mail, or other equally prompt means, as soon as practicably possible after receipt of your request.


    Exelixis common stock is listed on the Nasdaq National Market under the symbol "EXEL." Agritope common stock is listed on the Nasdaq SmallCap Market under the symbol "AGTO." You may inspect reports and other information concerning Exelixis and Agritope at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    Exelixis has filed a Form S-4 registration statement to register with the SEC the offering and sale of the shares of Exelixis common stock to be issued to Agritope stockholders in the merger. This prospectus/proxy statement is a part of such registration statement and constitutes a prospectus of Exelixis and a proxy statement of Agritope for the special meeting. This prospectus/proxy statement does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at any of the addresses listed above.

    Exelixis has supplied all information contained in this prospectus/proxy statement relating to Exelixis or Athens Acquisition Corp., and Agritope has supplied all such information relating to Agritope.


    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT TO VOTE YOUR SHARES AT THE AGRITOPE SPECIAL MEETING. NEITHER EXELIXIS NOR AGRITOPE HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT. THIS PROSPECTUS/PROXY
STATEMENT IS DATED OCTOBER   , 2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION
CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF SHARES OF EXELIXIS COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.


    Exelixis, Inc., the Exelixis, Inc. logos and all other Exelixis product and service names are registered trademarks or trademarks of Exelixis, Inc. in the U.S. and in other selected countries. Agritope, Inc., the Agritope, Inc. logos and all other Agritope product and service names are registered trademarks or trademarks of Agritope, Inc. in the U.S. and in other selected countries. "-Registered Trademark-" and "-TM-" indicate U.S. registration and U.S. trademark, respectively. Other third party logos and product/trade names are registered trademarks or trade names of their respective companies.

                         INDEX TO FINANCIAL STATEMENTS

                         EXELIXIS, INC.

Report of Independent Accountants...........................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Stockholders' Deficit.........................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

                         EXELIXIS, INC.

Unaudited Condensed Balance Sheet as of June 30, 2000.......  F-24
Unaudited Condensed Statements of Operations for the six
  month periods ended June 30, 2000 and 1999................  F-25
Unaudited Condensed Statements of Cash Flows for the six
  month periods ended June 30, 2000 and 1999................  F-26
Notes to Unaudited Condensed Financial Statements...........  F-27

                           METAXEN, LLC

Report of Independent Accountants...........................  F-30
Balance Sheets..............................................  F-31
Statements of Operations....................................  F-32
Statements of Members' Equity (Deficit).....................  F-33
Statements of Cash Flows....................................  F-34
Notes to Financial Statements...............................  F-35

                 AGRITOPE, INC. AND SUBSIDIARIES

Reports of Independent Accountants..........................  F-43
Consolidated Balance Sheets.................................  F-45
Consolidated Statements of Operations.......................  F-46
Consolidated Statements of Changes in Stockholders'
  Equity....................................................  F-47
Consolidated Statements of Cash Flows.......................  F-48
Notes to Consolidated Financial Statements..................  F-49

                 AGRITOPE, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheet as of
  June 30, 2000.............................................  F-65
Unaudited Condensed Consolidated Statements of Operations
  for the nine month periods ended June 30, 2000 and 1999...  F-66
Unaudited Condensed Consolidated Statement of Changes in
  Stockholders' Equity......................................  F-67
Unaudited Condensed Consolidated Statements of Cash Flows
  for the nine month periods ended June 30, 2000 and 1999...  F-68
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................  F-69

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF EXELIXIS, INC.

    In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Exelixis, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
January 31, 2000, except as to the
fifth paragraph of Note 1 which
is as of April 7, 2000

                                 EXELIXIS, INC.

                                 BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $  2,058   $  5,400
  Short-term investments....................................        --      1,504
  Other receivables.........................................       150        185
  Other current assets......................................       423        943
                                                              --------   --------
    Total current assets....................................     2,631      8,032

Property and equipment, net.................................     5,744      9,498
Related party receivables...................................       458        619
Other assets................................................       148        752
                                                              --------   --------
    Total assets............................................  $  8,981   $ 18,901
                                                              ========   ========

       LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                              STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable and accrued expenses.....................  $    584   $  3,648
  Current portion of capital lease obligations..............       924        735
  Current portion of notes payable..........................       504      1,554
  Deferred revenue..........................................       437      2,767
                                                              --------   --------
    Total current liabilities...............................     2,449      8,704
Capital lease obligations...................................       973        229
Notes payable...............................................     1,583      3,299
Convertible promissory note.................................        --      7,500
Other long-term liability...................................        --        104
Deferred revenue............................................       903      1,890
                                                              --------   --------
    Total liabilities.......................................     5,908     21,726
                                                              --------   --------
Commitments (Note 11)

Mandatorily redeemable convertible preferred stock, $0.001
  par value; 35,000,000 shares authorized; issued and
  outstanding: 27,623,110 shares in 1998, 30,503,571 shares
  in 1999 (aggregate liquidation preference $46,780)........    38,138     46,780
                                                              --------   --------
Stockholders' deficit:
  Common stock, $0.001 par value; 50,000,000 shares
    authorized; issued and outstanding: 4,001,505 shares in
    1998, 6,258,805 shares in 1999..........................         4          6
  Class B common stock, $0.001 par value; 526,819 shares
    authorized; issued and outstanding: 526,819 shares in
    1998, none in 1999......................................         1         --
  Additional paid-in capital................................     2,979     19,523
  Notes receivable from stockholders........................      (240)      (240)
  Deferred stock compensation...............................    (1,803)   (14,167)
  Accumulated deficit.......................................   (36,006)   (54,727)
                                                              --------   --------
    Total stockholders' deficit.............................   (35,065)   (49,605)
                                                              --------   --------
    Total liabilities, mandatorily redeemable convertible
     preferred stock and stockholders' deficit..............  $  8,981   $ 18,901
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

                                 EXELIXIS, INC.

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Revenues:
  License...................................................  $     --   $    139   $  1,046
  Contract..................................................        --      2,133      9,464
                                                              --------   --------   --------
    Total revenues..........................................        --      2,272     10,510
                                                              --------   --------   --------
Operating expenses:
  Research and development (including stock compensation
    expense of $25, $557 and $2,241 in 1997, 1998 and 1999,
    respectively)...........................................     8,223     12,096     21,653
  General and administrative (including stock compensation
    expense of $0, $168 and $1,281 in 1997, 1998 and 1999,
    respectively)...........................................     3,743      5,472      7,624
                                                              --------   --------   --------
    Total operating expenses................................    11,966     17,568     29,277
                                                              --------   --------   --------
Loss from operations........................................   (11,966)   (15,296)   (18,767)
Interest income.............................................       689        266        571
Interest expense............................................      (219)      (316)      (525)
                                                              --------   --------   --------
Loss before equity in net loss of affiliated company........   (11,496)   (15,346)   (18,721)
Equity in net loss of affiliated company....................        --       (320)        --
                                                              --------   --------   --------
Net loss....................................................  $(11,496)  $(15,666)  $(18,721)
                                                              ========   ========   ========
Net loss per share, basic and diluted.......................  $  (9.97)  $  (7.88)  $  (4.60)
Shares used in computing net loss per share, basic and
  diluted...................................................     1,154      1,988      4,068
Pro forma net loss per share, basic and diluted.............  $     --   $     --   $  (0.70)
Shares used in computing pro forma net loss per share.......        --         --     26,676

   The accompanying notes are an integral part of these financial statements.

                                 EXELIXIS, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                             CLASS B                          NOTES
                                   COMMON STOCK            COMMON STOCK       ADDITIONAL    RECEIVABLE      DEFERRED
                              ----------------------   --------------------    PAID-IN         FROM           STOCK
                               SHARES       AMOUNT      SHARES     AMOUNT      CAPITAL     STOCKHOLDERS   COMPENSATION
                              ---------   ----------   --------   ---------   ----------   ------------   -------------
Balance at January 1,
  1997......................  1,239,912   $       1     526,819   $      1     $   147        $  --         $    (59)
Exercise of stock options...    246,695          --          --         --           7           --               --
Deferred stock
  compensation..............         --          --          --         --          68           --              (68)
Amortization of deferred
  stock compensation........         --          --          --         --          --           --               25
Net loss....................         --          --          --         --          --           --               --
                              ---------   ----------   --------   ---------    -------        -----         --------
Balance at December 31,
  1997......................  1,486,607           1     526,819          1         222           --             (102)
Exercise of stock options...  2,514,898           3          --         --         331           --               --
Issuance of notes to
  stockholders for the
  exercise of stock
  options...................         --          --          --         --          --         (240)              --
Deferred stock
  compensation..............         --          --          --         --       2,426           --           (2,426)
Amortization of deferred
  stock compensation........         --          --          --         --          --           --              725
Net loss....................         --          --          --         --          --           --               --
                              ---------   ----------   --------   ---------    -------        -----         --------
Balance at December 31,
  1998......................  4,001,505           4     526,819          1       2,979         (240)          (1,803)
Exercise of stock options...  1,057,300           1          --         --         267           --               --
Issuance of stock purchase
  warrants..................         --          --          --         --         391           --               --
Deferred stock
  compensation..............         --          --          --         --      15,886           --          (15,886)
Amortization of deferred
  stock compensation........         --          --          --         --          --           --            3,522
Conversion of Class B common
  stock into common stock...  1,200,000           1    (526,819)        (1)         --           --               --
Net loss....................         --          --          --         --          --           --               --
                              ---------   ----------   --------   ---------    -------        -----         --------
Balance at December 31,
  1999......................  6,258,805   $       6          --   $     --     $19,523        $(240)        $(14,167)
                              =========   ==========   ========   =========    =======        =====         ========


                                                 TOTAL
                              ACCUMULATED    STOCKHOLDERS'
                                DEFICIT         DEFICIT
                              ------------   -------------
Balance at January 1,
  1997......................    $ (8,844)      $  (8,754)
Exercise of stock options...          --               7
Deferred stock
  compensation..............          --              --
Amortization of deferred
  stock compensation........          --              25
Net loss....................     (11,496)        (11,496)
                                --------       ---------
Balance at December 31,
  1997......................     (20,340)        (20,218)
Exercise of stock options...          --             334
Issuance of notes to
  stockholders for the
  exercise of stock
  options...................          --            (240)
Deferred stock
  compensation..............          --              --
Amortization of deferred
  stock compensation........          --             725
Net loss....................     (15,666)        (15,666)
                                --------       ---------
Balance at December 31,
  1998......................     (36,006)        (35,065)
Exercise of stock options...          --             268
Issuance of stock purchase
  warrants..................          --             391
Deferred stock
  compensation..............          --              --
Amortization of deferred
  stock compensation........          --           3,522
Conversion of Class B common
  stock into common stock...          --              --
Net loss....................     (18,721)        (18,721)
                                --------       ---------
Balance at December 31,
  1999......................    $(54,727)      $ (49,605)
                                ========       =========

   The accompanying notes are an integral part of these financial statements.

                                 EXELIXIS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Cash flows from operating activities:
  Net loss..................................................  $(11,496)  $(15,666)  $(18,721)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................       731      1,529      2,166
    Loss on disposal of property and equipment..............        19         --         --
    Amortization of deferred stock compensation.............        25        725      3,522
  Changes in assets and liabilities:
    Other receivables.......................................       (52)       (98)       (35)
    Other current assets....................................        40       (397)      (497)
    Other assets............................................      (103)        (6)       (81)
    Related party receivables...............................      (635)       177       (161)
    Accounts payable and accrued expenses...................       706       (334)     3,064
    Deferred revenue........................................        --      1,340      3,317
    Other long-term liabilities.............................        --         --        104
                                                              --------   --------   --------
      Net cash used in operating activities.................   (10,765)   (12,730)    (7,322)
                                                              --------   --------   --------
Cash flows used in investing activities:
  Acquisition, net..........................................        --         --       (870)
  Purchases of property and equipment.......................    (3,973)    (2,494)    (4,100)
  Proceeds from short-term investments......................        --      1,997         --
  Purchase of short-term investments........................    (1,997)        --     (1,504)
                                                              --------   --------   --------
      Net cash used in investing activities.................    (5,970)      (497)    (6,474)
                                                              --------   --------   --------
Cash flows from financing activities:
  Proceeds from sale of mandatorily redeemable convertible
    preferred stock.........................................    15,703      6,333      8,642
  Proceeds from exercise of stock options...................         7         94        268
  Proceeds from capital lease financing.....................     1,838        179         --
  Principal payments on capital lease obligations...........      (461)      (899)      (933)
  Proceeds from issuance of notes payable...................        --      2,315     10,066
  Principal payments on note payable........................      (720)      (455)      (905)
                                                              --------   --------   --------
      Net cash provided by financing activities.............    16,367      7,567     17,138
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........      (368)    (5,660)     3,342
Cash and cash equivalents, at beginning of year.............     8,086      7,718      2,058
                                                              --------   --------   --------
Cash and cash equivalents, at end of year...................  $  7,718   $  2,058   $  5,400
                                                              ========   ========   ========
Supplemental cash flow disclosure:
  Property and equipment acquired under capital leases......  $  1,169   $     --   $     --
  Cash paid for interest....................................       219        316        525

   The accompanying notes are an integral part of these financial statements.

                                 EXELIXIS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1  THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

    Exelixis, Inc. ("Exelixis" or the "Company"), formerly Exelixis Pharmaceuticals, Inc., is a model system genetics and comparative genomics company that uses model systems to identify critical genes in disease pathways and to determine functional relationships of genes and functionality of potential targets for the pharmaceutical and agriculture industries. The Company operates in one business segment in the U.S. and exited the development stage during the year ended December 31, 1998.

EQUITY IN AFFILIATED COMPANIES

    The Company reports its minority ownership interests in GenOptera LLC and Artemis Pharmaceuticals, GmbH using the equity method of accounting.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INITIAL PUBLIC OFFERING

    In January 2000, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all outstanding shares of mandatorily redeemable convertible preferred stock will automatically convert into 22,877,656 shares of common stock.

    In February 2000, the Company's Board of Directors authorized a 4-for-3 reverse split of its common stock. The reverse stock split became effective on April 7, 2000. The accompanying financial statements have been adjusted retroactively to reflect the stock split.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and short-term investments. The Company's cash equivalents and short-term investments are held by three financial institutions. Deposits held with financial institutions may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. See Note 3 for a discussion of notes and other receivables.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash in high grade short-term commercial paper and money market funds which invest in U.S. Treasury securities that are subject to minimal credit and market risk. The Company had $1.8 million and $1.0 million of high grade

                                 EXELIXIS, INC.

NOTE 1 THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) short-term commercial paper which was included in cash and cash equivalents at December 31, 1998 and 1999, respectively. These investments are carried at cost, which approximates fair market value.

SHORT-TERM INVESTMENTS

    The Company classifies all short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's short-term investments consist of high grade corporate securities maturing one year or less from the date of purchase. Available-for-sale securities are carried at fair value with unrealized gains or losses reported in stockholders' deficit and included in other comprehensive loss. The cost of securities sold is based on the specific identification method.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally four to ten years. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining term of the lease. Equipment held under capital leases is stated at the lower of the fair market value of the related asset or the present value of the minimum lease payments and is amortized on a straight-line basis over the shorter of the estimated useful life of the related asset or the term of the lease. Repair and maintenance costs are charged to expense as incurred.

LONG-LIVED ASSETS

    The Company accounts for its long-lived assets under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). Consistent with SFAS 121, the Company identifies and records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. None of these events have occurred with respect to the Company's long-lived assets, which consist primarily of machinery and equipment and leasehold improvements.

INCOME TAXES

    The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined on the basis of the difference between the income tax bases of assets and liabilities and their respective financial reporting amounts at enacted tax rates in effect for the periods in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

                                 EXELIXIS, INC.

NOTE 1 THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) REVENUE RECOGNITION

    License, research commitment and other non-refundable payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreements, generally the research term. The Company recognizes contract research revenues as services are performed, pursuant to the terms of the agreements. Any amounts received in advance of performance are recorded as deferred revenue.

RESEARCH AND DEVELOPMENT EXPENSES

    Research and development costs are expensed as incurred and include costs associated with research performed pursuant to collaborative agreements. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities which conduct certain research activities on behalf of the Company. Research and development expenses incurred in connection with collaborative agreements approximated contract revenues for the years ended December 31, 1998 and 1999, respectively.

NET LOSS PER SHARE

    The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98. Basic and diluted net loss per share are computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common stock if their effect is antidilutive. Potential common stock consists of common stock subject to repurchase, incremental common shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of the preferred stock and note payable.

    The following table sets forth potential shares of common stock that are not included in the diluted net loss per share because to do so would be antidilutive for the periods indicated:

                                                 YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                              1997         1998         1999
                                           ----------   ----------   ----------
Preferred stock..........................  17,405,007   19,723,780   22,607,614
Options to purchase common stock.........   2,867,709    2,834,619    3,649,611
Common stock subject to repurchase.......     176,109    1,679,073      988,126
Conversion of note payable...............          --           --    1,718,750
Warrants.................................     497,255      542,411      612,724
                                           ----------   ----------   ----------
                                           20,946,080   24,779,883   29,576,825
                                           ==========   ==========   ==========

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

    Pro forma net loss per share for the year ended December 31, 1999 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the automatic conversion of all of the Company's preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1999, or at the date of original issuance, if later. The resulting pro forma adjustment

                                 EXELIXIS, INC.

NOTE 1 THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) includes an increase in the weighted average shares used to compute pro forma basic net loss per share for the year ended December 31, 1999. The calculation of pro forma diluted net loss per share excludes potential common stock as it's effect would be antidilutive.

STOCK-BASED COMPENSATION

    The Company has adopted the pro forma disclosure requirements of SFAS
No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted, the Company continues to recognize employee stock-based compensation under the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25. The pro forma effects of applying SFAS 123 are shown in
Note 9 to the financial statements. The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS 123 and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services."

COMPREHENSIVE INCOME

    The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." This statement requires companies to classify items of other comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from accumulated deficit and additional paid-in capital in the equity section of the balance sheet. For all periods presented, there were no material differences between comprehensive loss and net loss.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS
No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 deferred the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. To date, the Company has not engaged in derivative or hedging activities.

NOTE 2  RESEARCH AND COLLABORATION AGREEMENTS

BAYER

    In May 1998, the Company entered into a six-year research collaboration agreement with Bayer AG (including its affiliates, "Bayer") to identify novel screening targets for the development of new pesticides for use in crop protection. The Company will provide research services directed towards identifying and investigating molecular targets in insects and nematodes that may be useful in developing and commercializing pesticide products. The Company received a $1.2 million license fee upon execution of the agreement which has been deferred and will be recognized as revenue over the term of the agreement. The Company will also receive annual research funding of approximately
$2.8 million. The Company can earn additional payments under the agreement upon the achievement of certain milestones. The Company can also earn royalties on the future sale by Bayer of pesticide products incorporating compounds developed under the agreement. The agreement also provides Bayer

                                 EXELIXIS, INC.

NOTE 2 RESEARCH AND COLLABORATION AGREEMENTS (CONTINUED) an exclusive royalty free option to use certain technology developed under the agreement in the development of fungicides and herbicides.

    In December 1999, the Company significantly expanded its relationship with Bayer by forming a joint venture in the form of a new limited liability company, GenOptera LLC ("GenOptera"). Under the terms of the GenOptera operating agreement, Bayer will provide 100% of the capital necessary to fund the operations of GenOptera and will control the entity with a 60% ownership interest. The Company will own the other 40% interest in GenOptera without making any capital contribution and will report its investment in GenOptera using the equity method of accounting. Bayer's initial capital contribution to GenOptera will be $10 million in January 2000 and another $10 million on January 1, 2001. Bayer will also contribute cash to GenOptera in amounts necessary to fund its ongoing operating expenses.

    On January 1, 2000, the Company, Bayer and GenOptera entered into an exclusive eight-year research collaboration agreement which superceded the 1998 agreement discussed above. The Company will provide GenOptera with significantly expanded research services focused on developing insecticides and nematicides for crop protection. Under the terms of the collaboration agreement, GenOptera will pay the Company a $10 million license fee and a $10 million research commitment fee. One-half of these fees was received in January 2000, with the remaining amounts to be received in January 2001. Additionally, GenOptera will also pay the Company approximately $10 million in annual research funding. The Company can earn additional payments under the collaboration agreement upon the achievement of certain milestones. The Company can also earn royalties on the future sale by Bayer of pesticide products incorporating compounds developed under the agreement. The agreement also provides Bayer an exclusive royalty-free option to use certain technology developed under the agreement in the development of fungicides and herbicides. To the extent permitted under the collaboration agreement, if the Company were to develop and sell certain human health or agrochemical products which incorporate compounds developed under the agreement, it would be obligated to pay royalties to GenOptera. No such activities are expected for the foreseeable future.

    Revenues recognized under these agreements approximated $2.3 million and $4.3 million during the years ended December 31, 1998 and 1999, respectively.

    During 2000 and beyond, the Company will recognize license, contract research and milestone payments received from GenOptera as revenues over the term of the agreement and also record research and development expenses under this collaboration, all as described in Note 1.

ARTEMIS PHARMACEUTICALS

    In June 1998, the Company purchased a minority interest in Artemis Pharmaceuticals, GmbH, a genetics company located in Cologne, Germany. The Company also entered into certain non-exclusive license agreements providing Artemis with access to the Company's technologies. In September 1998, the Company entered into a five-year cooperation agreement with Artemis under which the Company agreed to share technology and business opportunities as they arise. While either party may terminate this agreement at any time, the Company believes that it provides a significant opportunity to access complementary genetic research. The Company has no financial obligation or current intention to fund Artemis. As of December 31, 1999, the Company owns 24% of the outstanding equity of Artemis. As a

                                 EXELIXIS, INC.

NOTE 2 RESEARCH AND COLLABORATION AGREEMENTS (CONTINUED) result of recording Exelixis' portion of the 1998 Artemis loss, the carrying value of this investment was zero at December 31, 1998 and 1999.

PHARMACIA & UPJOHN

    In February 1999, the Company entered into a five-year research collaboration agreement with Pharmacia & Upjohn AB ("Pharmacia & Upjohn") focused on the identification of novel targets that may be useful in the development of pharmaceutical products in the areas of Alzheimer's disease and metabolic syndrome. Pharmacia & Upjohn agreed to pay the Company a $5 million non-refundable license fee which is being recognized as revenue over the term of the agreement. Under the terms of the agreement, as expanded and amended in October 1999, the Company will also receive future research funding during the first three years of the agreement. The Company can also earn additional amounts under the agreement upon the achievement of certain milestones. The Company can also earn royalties on the future sales by Pharmacia & Upjohn of human therapeutic products incorporating compounds developed under the agreement. Revenues recognized under this agreement approximated $5.6 million during the year ended December 31, 1999.

    In connection with entering into this agreement, Pharmacia & Upjohn also purchased 2,500,000 shares of Series D preferred stock at $3.00 per share, resulting in net cash proceeds to the Company of $7.5 million. Further, Pharmacia & Upjohn loaned the Company $7.5 million in exchange for a non-interest bearing convertible promissory note (see Note 6).

BRISTOL-MYERS SQUIBB

    In September 1999, the Company entered into a three-year research and technology transfer agreement with Bristol-Myers Squibb Company ("Bristol-Myers Squibb") to identify the mechanisms of action of compounds delivered to the Company by Bristol-Myers Squibb. Bristol-Myers Squibb agreed to pay the Company a $250,000 technology access fee which is being recognized as revenue over the term of the agreement. Under the terms of the agreement, the Company will receive research funding ranging from $1.3 million in the first year to as much as $2.5 million in later years. The Company can also earn additional amounts under the agreement upon the achievement of certain milestones. The Company can also earn royalties on the future sale by Bristol-Myers Squibb of human products incorporating compounds developed under the agreement. The agreement also includes technology transfer and licensing terms which call for Bristol-Myers Squibb and the Company to license and share certain core technologies in genomics and lead optimization. Revenues recognized under this agreement approximated $372,000 during the year ended December 31, 1999.

NOTE 3  RELATED PARTY RECEIVABLES

    The Company had outstanding loans aggregating $458,000 and $619,000 to certain officers and employees of the Company at December 31, 1998 and 1999, respectively. The notes are collateralized and bear interest at rates ranging from 3.77% to 6.13% and have maturities through March 2003. The principal plus accrued interest will be forgiven annually over three to four years from the employees' date of employment with the Company. If an employee leaves the Company, all unpaid and unforgiven principal and interest will be due and payable within 60 days.

                                 EXELIXIS, INC.

NOTE 4  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following (in thousands):

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Laboratory equipment......................................  $ 1,588    $ 4,301
Computer equipment and software...........................    1,667      2,837
Furniture and fixtures....................................      525      1,018
Leasehold improvements....................................    1,820      2,537
Equipment under capital leases............................    2,773      2,773
Construction-in-progress..................................       --        827
                                                            -------    -------
                                                              8,373     14,293
Less accumulated depreciation and amortization............   (2,629)    (4,795)
                                                            -------    -------
                                                            $ 5,744    $ 9,498
                                                            =======    =======

    Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 included $460,000, $704,000 and $652,000, respectively, related to equipment under capital leases. Accumulated depreciation and amortization for equipment under capital leases was $1.5 million and $2.2 million at December 31, 1998 and 1999, respectively. The equipment under capital leases collateralizes the related lease obligations.

NOTE 5  NOTES PAYABLE

    In July 1998, the Company entered into a $5.0 million equipment and tenant improvements lending agreement. As of December 31, 1999, there was approximately $3.9 million outstanding under the lending agreement. The Company's ability to borrow additional amounts expired in January 2000. Borrowings under the lending agreement bear interest at 7.0% per annum and are collateralized by the financed equipment. Principal and interest are payable monthly over 42 months, and the Company is required to make a final balloon payment equal to 10% of the original principal amount of each drawdown.

    In connection with the acquisition of MetaXen (see Note 12), the Company assumed a loan agreement which provided for the financing of equipment purchases. Borrowings under the agreement are collateralized by the assets financed and are subject to repayment over thirty-six to forty-eight months, depending on the type of asset financed. Borrowings under the agreement bear interest at the U.S. Treasury note rate plus a number of basis points determined by the type of asset financed (6.80% to 7.44% at December 31, 1999). As of December 31, 1999, there was approximately $937,000 outstanding under this loan agreement.

                                 EXELIXIS, INC.

NOTE 5  NOTES PAYABLE (CONTINUED)
    Future principal payments of notes payable at December 31, 1999 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $ 1,554
2001........................................................    1,664
2002........................................................    1,209
2003........................................................      426
                                                              -------
                                                                4,853
Less current portion........................................   (1,554)
                                                              -------
                                                              $ 3,299
                                                              =======

NOTE 6  CONVERTIBLE PROMISSORY NOTE

    In February 1999, the Company issued a $7.5 million convertible promissory note to Pharmacia & Upjohn in connection with a collaboration agreement (see
Note 2). The non-interest bearing note automatically converts in March 2002, unless converted earlier at the option of Pharmacia & Upjohn. The note must be converted into shares of the Company's common stock during the two-year period following the Company's initial public offering at a price per share equal to 120% of the price of common stock sold in the initial public offering, the time of such conversion to be determined by Pharmacia & Upjohn. If the Company has not completed an initial public offering by March 2002, the note will be converted into a number of shares of convertible preferred stock equal to $7.5 million divided by the most recent price per share of such convertible preferred stock. The note contains certain covenants including restrictions on mergers and disposition of assets.

NOTE 7  MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

    The Company has authorized 35,000,000 shares of preferred stock, designated in series. A summary of mandatorily redeemable convertible preferred stock ("preferred stock") is as follows:

                                                                                  DECEMBER 31,
                                                                            -------------------------
                                                                               1998          1999
                                                              LIQUIDATION   -----------   -----------
                                                   SHARES     PREFERENCE    ISSUED AND    ISSUED AND
                                                 DESIGNATED    PER SHARE    OUTSTANDING   OUTSTANDING
                                                 ----------   -----------   -----------   -----------
Series A.......................................   5,817,464      $0.70       5,328,571     5,328,571
Series B.......................................  13,000,000       1.00      12,300,000    12,300,000
Series C.......................................   7,875,000       2.00       7,875,000     7,875,000
Series D.......................................   7,500,000       3.00       2,119,539     5,000,000
                                                 ----------                 ----------    ----------
                                                 34,192,464                 27,623,110    30,503,571
                                                 ==========                 ==========    ==========

    The preferred stock has the following characteristics:

CONVERSION

    Each share of Series A, B, C and D preferred stock is convertible at any time at the option of the holder into shares of common stock based upon a one to
0.75 conversion ratio. All Series A, B, C and

                                 EXELIXIS, INC.

NOTE 7  MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
D preferred stock will automatically convert to common stock upon the earlier of
(1) the closing of an initial public offering of the Company's common stock resulting in net proceeds of at least $15 million and a per share price of not less than $5.00, or (2) the consent of the holders of at least 66 2/3% in voting power of the then outstanding shares of Series A, B, C and D preferred stock.

DIVIDENDS

    Holders of the Series D preferred stock are entitled to receive dividends when and if declared by the Board of Directors.

    Holders of the Series B and C preferred stock are entitled to receive dividends when and if declared by the Board of Directors, provided however, that no dividend shall be declared on the Series B or C preferred stock unless the holders of the Series D preferred stock shall have first received, or the Company shall simultaneously declare and pay, an equal dividend on each outstanding share of Series D preferred stock.

    Holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors, provided however that with the exception of the declaration and payment of the Special Series A Dividend (as defined below), no dividend shall be declared or paid on the Series A preferred stock unless the Company shall simultaneously declare and pay an equal dividend on each outstanding share of Series B, C and D preferred stock. Through December 31, 1999, no dividends have been declared or paid by the Company.

    Holders of Series A preferred stock are entitled to receive a dividend of one twentieth (1/20th) of one share of common stock (the "Special Series A Dividend") under certain circumstances. If the consummation of either (1) the consolidation, merger, liquidation or sale of all or substantially all of the assets of the Company, or (2) the closing of an initial public offering of the Company's common stock at a price at or above the Per Share Threshold Amount ($3.00 at December 31, 1999), as defined, occurs on or before March 31, 2000, then the Special Series A Dividend shall be payable to holders of Series A preferred stock immediately prior to such event.

MANDATORY REDEMPTION

    On March 31, 2002, 2003 and 2004, each holder of Series A, B and C preferred stock and on March 13, 2002, 2003 and 2004 each holder of Series D preferred stock shall have the right to require the Company to redeem up to the number of shares of such preferred stock held by each shareholder multiplied by a percentage (33 1/3%, 50% and 100% at each respective redemption date) at a per share price of $3.00 for Series D preferred stock, $2.00 for Series C preferred stock, $1.00 for Series B preferred stock and $0.70 for Series A preferred stock, plus all declared but unpaid dividends.

LIQUIDATION PREFERENCE

    In the event of any liquidation, dissolution, or winding up of the affairs of the Company, the holders of Series D preferred stock will be entitled to receive in preference to the holders of the Series C, B and A preferred stock and all classes of common stock an amount equal to $3.00 per share, subject to certain adjustments, plus any accrued but unpaid dividends. The holders of Series C preferred stock shall receive in preference to the holders of the Series B and A preferred stock and all classes of common stock an amount equal to $2.00 per share, subject to certain adjustments, plus any

                                 EXELIXIS, INC.

NOTE 7 MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED) accrued and unpaid dividends. The holders of Series B preferred stock shall receive, in preference to the holders of the Series A preferred stock and all classes of common stock an amount equal to $1.00 per share, subject to certain adjustments, plus any accrued but unpaid dividends. The holders of Series A preferred stock shall receive, prior and in preference to any other series of preferred stock (other than the Series D, C and B preferred stock) and all classes of common stock, an amount equal to $0.70 per share, subject to certain adjustments, plus any accrued but unpaid dividends.

VOTING RIGHTS

    Each holder of Series A, B, C and D preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such holder's shares are convertible.

AMENDED AND RESTATED SECURITYHOLDERS' AGREEMENT

    In January 1999, the Company and the Series A, Series B, Series C and
Series D preferred stockholders entered into an amended and restated securityholders' agreement. The agreement provides that in the event of an underwritten public offering, the Company will use its best efforts to cause the underwriters to reserve up to 10% of the shares included in the public offering for purchase by individuals who hold Series C preferred stock and do not hold shares of any other class of Exelixis' capital stock.

NOTE 8  COMMON STOCK AND WARRANTS

STOCK REPURCHASE AGREEMENTS

    In January 1995, the Company sold to certain founders and members of its Scientific Advisory Board (the "SAB") and to a consultant 1,327,500 shares of common stock at a price of $0.001 per share. In June 1995, 1,200,000 of these shares held by three founders of the Company were converted into 526,819 shares of Class B common stock. Simultaneously, these founders entered into Restated Stock Purchase and Repurchase Agreements (the "Restated Agreements"). In
April 1999, 526,819 shares of Class B common stock were converted into 1,200,000 shares of common stock pursuant to the terms of the Restated Agreements.

    Under the terms of the 1997 Equity Incentive Plan (the "1997 Plan"), options are exercisable when granted and, if exercised, the related shares are subject to repurchase upon termination of employment. Repurchase rights lapse over the vesting periods which are generally three to four years. Should the employment of the holders of common stock subject to repurchase terminate prior to full vesting of the outstanding shares, the Company may repurchase all unvested shares at a price per share equal to the original exercise price. At
December 31, 1999, 1,629,785 shares were subject to such repurchase terms.

WARRANTS

    During 1995, the Company issued warrants to purchase 69,642 shares of the Company's common stock at an exercise price of $0.93 per share to two shareholders of the Company. During January 2000, warrants to purchase 16,071 shares were exercised. The warrants expire in January 2005. The fair value of these warrants was determined using the Black-Scholes option pricing model and was not material, accordingly, no value was ascribed to them for financial reporting purposes.

                                 EXELIXIS, INC.

NOTE 8  COMMON STOCK AND WARRANTS (CONTINUED)
    In 1995, the Company also issued warrants to purchase 188,214 shares of the Company's Series A preferred stock at an exercise price of $0.70 per share in connection with a line of credit agreement. The warrants were immediately exercisable upon issuance and expire ten years from the date of issuance or five years from the date of an initial public offering, whichever is longer. The fair value of these warrants was determined using the Black-Scholes option pricing model and was not material, accordingly, no value has been ascribed to them for financial reporting purposes.

    In January 1996, the Company issued warrants to purchase 357,143 shares of Series B preferred stock, at an exercise price of $0.85 per share, to a lender. The warrants expire ten years from the date of issue or five years from the effective date of an initial public offering, whichever is longer. The fair value of these warrants was determined using the Black-Scholes option pricing model and was not material, accordingly, no value was ascribed to them for financial reporting purposes.

    In September 1997, the Company issued warrants to purchase 63,750 shares of common stock at an exercise price of $2.67 per share as part of a $2 million equipment lease financing arrangement. These warrants expire upon the earlier of September 2007 or five years from the effective date of an initial public offering. The fair value of these warrants was determined using the Black-Scholes option pricing model and was not material, accordingly, no value has been ascribed to them for financial reporting purposes.

    In May 1999, the Company issued warrants to purchase 112,500 shares of common stock at an exercise price of $4.00 per share in connection with a building lease. The Company determined the fair value of these warrants using the Black-Scholes option pricing model with the following assumptions: expected life of five years; a weighted average risk-free rate of 6.1%; expected dividend yield of zero; volatility of 70% and a deemed value of the common stock of $5.71 per share. The fair value of the warrants of $391,000 has been capitalized and will be amortized as rent expense over the term of the lease.

    All such warrants are currently exercisable.

RESERVED SHARES

    At December 31, 1999, the Company has reserved 30,295,798 shares of common stock for future issuance upon the conversion of its preferred stock, and the convertible promissory note, as well as for use in the Company's stock plans and exercise of outstanding warrants.

NOTE 9  EMPLOYEE BENEFIT PLANS

    In January 1995, the Company adopted the 1994 Employee, Director and Consultant Stock Option Plan (the "1994 Plan"). The 1994 Plan provides for the issuance of incentive stock options, non-qualified stock options and stock purchase rights to key employees, directors, consultants and members of the SAB. In September 1997, the Company adopted the 1997 Plan. The 1997 Plan amends and supercedes the 1994 Plan. At December 31, 1999, the total number of shares which may be issued under the 1997 Plan, as amended, was 9,142,000. During
January 2000, the Company approved a 2,000,000 share increase to the authorized shares available for issuance under the 1997 Plan. The Board of Directors is responsible for administration of the Company's stock plans and determines the term of each option, exercise price and the vesting terms. The Company may not grant an employee incentive stock options that are exercisable during any one year with an estimated fair value in excess of

                                 EXELIXIS, INC.

NOTE 9  EMPLOYEE BENEFIT PLANS (CONTINUED)
$100,000. Incentive stock options may be granted at an exercise price per share at least equal to the estimated fair value per underlying common share on the date of grant (not less than 110% of the estimated fair value in the case of holders of more than 10% of the Company's voting stock). Options granted under the 1997 Plan are exercisable when granted and generally expire ten years from the date of grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock).

    A summary of all option activity is presented below:

                                                                      WEIGHTED-
                                                                       AVERAGE
                                                                      EXERCISE
                                                           SHARES       PRICE
                                                         ----------   ---------
Options outstanding at December 31, 1996...............   1,924,365     $0.06
  Granted..............................................   2,092,215      0.21
  Exercised............................................    (246,695)     0.03
  Cancelled............................................     (48,363)     0.03
                                                         ----------

Options outstanding at December 31, 1997...............   3,721,522      0.12
  Granted..............................................   1,949,255      0.27
  Exercised............................................  (2,514,898)     0.13
  Cancelled............................................    (354,702)     0.26
                                                         ----------

Options outstanding at December 31, 1998...............   2,801,177      0.25
  Granted..............................................   2,892,202      0.32
  Exercised............................................  (1,057,300)     0.26
  Cancelled............................................    (169,552)     0.27
                                                         ----------

Options outstanding at December 31, 1999...............   4,466,527      0.29
                                                         ==========

    The following table summarizes information about stock options outstanding at December 31, 1999:

                                             OPTIONS OUTSTANDING AND EXERCISABLE
                                           ----------------------------------------
                                                       WEIGHTED-AVERAGE   WEIGHTED-
                                                          REMAINING        AVERAGE
                                                       CONTRACTUAL LIFE   EXERCISE
EXERCISE PRICE                              NUMBER         (YEARS)          PRICE
--------------                             ---------   ----------------   ---------
$0.01....................................     29,625         6.34           $0.01
 0.13....................................    107,261         7.02            0.13
 0.27....................................  3,776,256         8.81            0.27
 0.40....................................    473,150         9.81            0.40
 0.80....................................     42,735         9.94            0.80
 1.33....................................     37,500         9.96            1.33
                                           ---------
                                           4,466,527         8.95            0.29
                                           =========

    At December 31, 1999, 1,106,880 shares of common stock purchased under the 1994 and 1997 Plans were subject to repurchase by the Company at a weighted average price of $0.21 per share.

                                 EXELIXIS, INC.

NOTE 9  EMPLOYEE BENEFIT PLANS (CONTINUED)
    Had compensation cost been determined based on the fair value of the options at the grant date consistent with the provisions of SFAS No. 123, the Company's pro forma net loss would have been as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1997       1998       1999
                                                 --------   --------   --------
Net loss:
  As reported..................................  $(11,496)  $(15,666)  $(18,721)
  Pro forma....................................   (11,505)   (15,701)   (18,776)
Net loss per share (basic and diluted):
  As reported..................................  $  (9.97)  $  (7.88)  $  (4.60)
  Pro forma....................................     (9.97)     (7.90)     (4.62)

    Since options vest over several years and additional option grants are expected to be made in future years, the pro forma impact on the results of operations for the three years ended December 31, 1999 is not representative of the pro forma effects on the results of operations for future periods.

    The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions for grants in 1997, 1998 and 1999: 0% dividend yield for all years; risk-free interest rates of 6.18% for 1997, 5.82% for 1998 and 5.59% for 1999 and expected lives of 5 years for all years presented.

DEFERRED STOCK COMPENSATION

    During the period from January 1, 1997 through December 31, 1999, the Company recorded $18.4 million of deferred stock compensation in accordance with APB 25, SFAS 123 and Emerging Issues Task Force 96-18, related to stock options granted to consultants and employees. For options granted to consultants, the Company determined the fair value of the options using the Black-Scholes option pricing model with the following assumptions: expected lives of four years; a weighted average risk-free rate of 5.75%; expected dividend yield of zero percent; volatility of 70% and deemed values of common stock between $0.40 and $8.35 per share. Stock compensation expense is being recognized in accordance with FIN 28 over the vesting periods of the related options, generally four years. The Company recognized stock compensation expense of $25,000, $725,000 and $3.5 million for the years ended December 31, 1997, 1998 and 1999, respectively.

2000 EQUITY INCENTIVE PLAN

    In January 2000, the Company adopted, subject to stockholder approval, the 2000 Equity Incentive Plan. A total of 3,000,000 shares of common stock have been reserved for future issuance under this plan.

2000 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    In January 2000, the Company adopted, subject to stockholder approval, the 2000 Non-Employees Directors' Stock Option Plan. This plan provides for the automatic grant of options to purchase shares of common stock to non-employee directors. A total of 500,000 shares of common stock were initially authorized for issuance under this plan.

                                 EXELIXIS, INC.

NOTE 9  EMPLOYEE BENEFIT PLANS (CONTINUED)

2000 EMPLOYEE STOCK PURCHASE PLAN

    In January 2000, the Company adopted, subject to stockholder approval, the 2000 Employee Stock Purchase Plan. A total of 300,000 shares of common stock were initially authorized for issuance under this plan.

NOTE 10  INCOME TAXES

    The Company's deferred tax assets consist of the following (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Net operating loss carryforwards........................  $  8,248   $ 12,430
Capitalized start-up and organizational costs...........     2,546      2,154
Tax credit carryforwards................................     1,483      2,071
Capitalized research and development costs..............     2,239      1,966
Other...................................................      (842)      (240)
                                                          --------   --------
Total deferred tax assets...............................   (13,674)   (18,381)
Valuation allowance.....................................    13,674     18,381
                                                          --------   --------
Net deferred tax assets.................................  $     --   $     --
                                                          ========   ========

    The valuation allowance increased by $4.7 million and $5.7 million during the years ended December 31, 1999 and 1998, respectively.

    The Company has not recorded any provision or benefit for income taxes as it continues to record operating losses. The Company has provided a full valuation allowance for the deferred tax assets at December 31, 1999 since the realization of these amounts is not considered more likely than not by management.

    At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $33.9 million and $25.6 million, respectively, which expire at various dates beginning in the year 2005. Under the Internal Revenue Code, certain substantial changes in the Company's ownership could result in an annual limitation on the amount of net operating loss carryforwards which can be utilized in future years to offset future taxable income.

NOTE 11  COMMITMENTS

LEASES

    The Company leases office and research space and certain equipment under operating and capital leases that expire at various dates through the year 2017. Certain operating leases contain renewal

                                 EXELIXIS, INC.

NOTE 11  COMMITMENTS (CONTINUED)
provisions and require the Company to pay other expenses. Future minimum lease payments under operating and capital leases are as follows (in thousands):

                                                            OPERATING   CAPITAL
YEAR ENDING DECEMBER 31,                                     LEASES      LEASES
------------------------                                    ---------   --------
2000......................................................   $ 3,061     $  793
2001......................................................     2,531        235
2002......................................................     2,489         --
2003......................................................     2,566         --
2004......................................................     2,621         --
Thereafter................................................    23,778         --
                                                             -------     ------
                                                              37,046      1,028
Less amount representing interest.........................        --        (64)
                                                             -------     ------
Present value of minimum lease payments...................   $37,046        964
                                                             =======     ------
Less current portion......................................                 (735)
                                                                         ------
Long-term portion.........................................               $  229
                                                                         ======

    Rent expense under noncancellable operating leases was $882,000, $920,000 and $1.5 million for the years ended December 31, 1997, 1998 and 1999, respectively.

    The Company entered into a line of credit agreement (the "Agreement") during 1995. The term of each borrowing under the Agreement ranges from thirty-six to forty-eight months and bears interest at rates ranging from 9.5% to 11.0% depending on the type of equipment purchased under the Agreement. At
December 31, 1999, $125,000 was outstanding under the Agreement. In connection with the Agreement, the Company issued warrants to purchase 188,214 shares of the Company's Series A preferred stock at an exercise price of $0.70 per share (see Note 8).

    In September 1997, the Company entered into a lease line of credit arrangement (the "Arrangement") which allows the Company to purchase
$2.0 million of equipment. The term of each borrowing under the Arrangement is 42 months and each bears interest at a minimum of 9.0%. At December 31, 1999, $839,000 was outstanding under the Arrangement. In connection with the Arrangement, the Company granted warrants to purchase 63,750 shares of its common stock (see Note 8).

                                 EXELIXIS, INC.

NOTE 11  COMMITMENTS (CONTINUED)
LICENSING AGREEMENTS

    The Company has entered into several licensing agreements with various universities and institutions under which it obtained exclusive rights to certain patent, patent applications, and other technology. Future payments pursuant to these agreements are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................   $1,573
2001........................................................      665
2002........................................................      657
2003........................................................      657
2004........................................................      441
                                                               ------
                                                               $3,993
                                                               ======

    In addition to the payments summarized above, the Company is required to make royalty payments based upon a percentage of net sales of any products or services developed from certain of the licensed technologies and milestone payments upon the occurrence of certain events as defined by the related agreements. No such royalties or milestones have been paid through December 31, 1999.

CONSULTING AGREEMENTS

    The Company has entered into consulting agreements with certain members of the SAB. Total consulting expense incurred under these agreements during the years ended December 31, 1997, 1998 and 1999 was $236,000, $345,000 and
$352,000, respectively.

NOTE 12  ACQUISITION

    In July 1999, the Company acquired substantially all the assets of MetaXen, LLC ("MetaXen"), a biotechnology company focusing on molecular genetics. In addition to paying cash consideration of $870,000, the Company assumed a note payable relating to certain acquired assets with a principal balance due of $1.1 million (see Note 5). The Company also assumed responsibility for a facility sub-lease relating to the office and laboratory space occupied by MetaXen.

    This transaction was recorded using the purchase method of accounting. The fair value of the assets purchased, and debt assumed, was determined by management to equal their respective historical net book values on the transaction date, as follows (in thousands):

Laboratory and computer equipment...........................  $ 1,645
Leasehold improvements......................................      175
Other tangible assets.......................................      155
Note payable................................................   (1,105)
                                                              -------
                                                              $   870
                                                              =======

    The following unaudited pro forma financial information presents the consolidated results of the Company as if the acquisition had occurred at the beginning of each period presented (in thousands,

                                 EXELIXIS, INC.

NOTE 12  ACQUISITION (CONTINUED)
except per share data). This pro forma financial information is not intended to be indicative of future operating results.

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
                                                              (UNAUDITED)
Total revenues..........................................  $  7,022   $ 12,807
Net loss................................................   (19,129)   (20,328)
Net loss per share, basic and diluted...................     (9.62)     (5.00)

                                 EXELIXIS, INC.

                            CONDENSED BALANCE SHEET

                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                              JUNE 30,
                                                                2000
                                                              --------
                                ASSETS
  Current assets:
    Cash and cash equivalents...............................  $ 51,418
    Short-term investments..................................    74,621
    Other receivables.......................................       936
    Other current assets....................................     1,916
                                                              --------
      Total current assets..................................   128,891
  Property and equipment, net...............................    16,247
  Related party receivables.................................       459
  Other assets..............................................     1,290
                                                              --------
      Total assets..........................................  $146,887
                                                              ========

 LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                          STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable and accrued expenses...................  $  6,633
    Current portion of capital lease obligations............       554
    Current portion of notes payable........................     1,624
    Deferred revenue........................................     4,979
                                                              --------
      Total current liabilities.............................    13,790

  Capital lease obligations.................................        24
  Notes payable.............................................     2,496
  Convertible promissory note...............................     7,500
  Other long-term liability.................................       104
  Deferred revenue..........................................     9,841
                                                              --------
      Total liabilities.....................................    33,755

  Mandatorily redeemable convertible preferred stock........        --
                                                              --------

  Stockholders' equity:
    Common stock............................................        45
    Additional paid-in capital..............................   204,249
    Notes receivable from stockholders......................    (2,184)
    Deferred stock compensation.............................   (16,063)
    Accumulated other comprehensive income..................        72
    Accumulated deficit.....................................   (72,987)
                                                              --------
      Total stockholders' equity............................   113,132
                                                              --------
      Total liabilities, mandatorily redeemable convertible
       preferred stock and stockholders' equity.............  $146,887
                                                              ========

    The accompanying notes are an integral part of these condensed financial statements.

                                 EXELIXIS, INC.

                       CONDENSED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                2000          1999
                                                              --------      --------
Revenues:
  License...................................................  $  1,864      $   437
  Contract..................................................     9,703        3,138
                                                              --------      -------
    Total revenues..........................................    11,567        3,575
                                                              --------      -------

Operating expenses:
  Research and development(1)...............................    22,299        7,284
  General and administrative(2).............................     9,216        3,412
                                                              --------      -------
    Total operating expenses................................    31,515       10,696
                                                              --------      -------
Loss from operations........................................   (19,948)      (7,121)
Interest income.............................................     2,014          305
Interest expense............................................      (326)        (239)
                                                              --------      -------

Net loss....................................................  $(18,260)     $(7,055)
                                                              ========      =======

Net loss per share, basic and diluted.......................  $  (0.90)     $ (2.04)

Shares used in computing net loss per share, basic and
  diluted...................................................    20,263        3,460

------------------------

(1) Includes stock compensation expense of $6,002 and $660 in the six month periods ended June 30, 2000 and 1999, respectively.

(2) Includes stock compensation expense of $2,556 and $182 in the six month periods ended June 30, 2000 and 1999, respectively.

    The accompanying notes are an integral part of these condensed financial statements.

                                 EXELIXIS, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                2000          1999
                                                              --------      --------
Cash flows from operating activities:
  Net loss..................................................  $(18,260)     $(7,055)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
      Depreciation and amortization.........................     1,749          863
      Amortization of deferred stock compensation...........     8,558          842
  Changes in assets and liabilities:
    Other receivables.......................................      (751)        (270)
    Other current assets....................................      (973)         109
    Other assets............................................       (20)        (336)
    Related party receivables...............................       160         (119)
    Accounts payable and accrued expenses...................     2,800          558
    Deferred revenue........................................    10,163        3,650
                                                              --------      -------
      Net cash provided by (used in) operating activities...     3,426       (1,758)
                                                              --------      -------
Cash flows used in investing activities:
  Purchases of property and equipment.......................    (8,498)      (1,476)
  Purchases of short-term investments, net..................   (73,045)      (3,742)
                                                              --------      -------
      Net cash used in investing activities.................   (81,543)      (5,218)
                                                              --------      -------
Cash flows from financing activities:
  Proceeds from issuance of mandatorily redeemable
    convertible preferred stock, net........................        --        8,642
  Proceeds from initial public offering, net................   124,709           --
  Proceeds from exercise of stock options and warrants......       545           43
  Principal payments on capital lease obligations...........      (386)        (481)
  Proceeds from issuance of notes payable...................        --        8,201
  Principal payments on notes payable.......................      (733)        (297)
                                                              --------      -------
      Net cash provided by financing activities.............   124,135       16,108
                                                              --------      -------
Net increase in cash and cash equivalents...................    46,018        9,132
Cash and cash equivalents, at beginning of period...........     5,400        2,058
                                                              --------      -------
Cash and cash equivalents, at end of period.................  $ 51,418      $11,190
                                                              ========      =======

    The accompanying notes are an integral part of these condensed financial statements.

                                 EXELIXIS, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                                 JUNE 30, 2000
                                  (UNAUDITED)

NOTE 1  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Exelixis, Inc. ("Exelixis" or the "Company"), formerly Exelixis Pharmaceuticals, Inc., is a model system genetics and comparative genomics company that uses model systems to identify critical genes in disease pathways and to determine functional relationships of genes and functionality of potential targets for the pharmaceutical and agriculture industries. The Company operates in one business segment in the United States.

BASIS OF PRESENTATION

    The accompanying unaudited condensed financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000, or for any future period. These financial statements and notes should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1999 included elsewhere in this prospectus.

NET LOSS PER SHARE

    The Company computes net loss per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98. Basic and diluted net loss per share are computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential common stock if their effect is antidilutive. Potential common stock consists of common stock subject to repurchase, incremental common shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of the preferred stock and convertible promissory note.

COMPREHENSIVE INCOME

    The only component of other comprehensive income (loss) is unrealized gains and losses on available-for-sale securities. For the six month period ended June 30, 2000, total comprehensive loss amounted to $18.2 million. For the six month period ended June 30, 1999, there was no difference between comprehensive loss and net loss.

RECLASSIFICATION

    Certain prior period amounts have been reclassified to conform to the current period presentation.

                                 EXELIXIS, INC.

                                 JUNE 30, 2000
                                  (UNAUDITED)

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 137 deferred the effective date of SFAS
No. 133 until fiscal years beginning after June 15, 2000. To date, the Company has not engaged in derivative or hedging activities.

    In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB 25" which is effective July 1, 2000. The Company does not expect FASB Interpretation No. 44 to have any material impact on its financial statements.

NOTE 2  INITIAL PUBLIC OFFERING

    On April 14, 2000, the Company completed an initial public offering in which it sold 9,100,000 shares of common stock at $13.00 per share for net proceeds of approximately $108.2 million, net of underwriting discounts, commissions and other offering costs. Upon the closing of the offering, all the Company's mandatorily redeemable convertible preferred stock converted into 22,877,656 shares of common stock. After the offering, the Company's authorized capital consisted of 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. On May 1, 2000, the underwriters exercised an over-allotment option to purchase an additional 1,365,000 shares, resulting in net proceeds of approximately $16.5 million.

NOTE 3  STOCK-BASED COMPENSATION

    Deferred stock compensation for options granted to employees is the difference between the estimated fair value of the Company's common stock on the grant date and the option exercise price. Deferred stock compensation for options granted to consultants has been determined in accordance with SFAS
No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and is periodically remeasured as the underlying options vest in accordance with Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services" ("EITF 96-18").

    As of June 30, 2000, the Company has recorded a cumulative $28.4 million of deferred stock compensation related to stock options granted to consultants and employees. Stock compensation expense is being recognized in accordance with FASB Interpretation No. 28 over the vesting periods of the related options, generally four years. The Company recognized stock compensation expense of $8.6 million and $0.8 million for the six month periods ended June 30, 2000 and 1999, respectively.

NOTE 4  COMMITMENTS

    On March 29, 2000, the Company entered into an amendment to an existing lease agreement to additionally lease a second building consisting of approximately 49,000 square feet of research and

                                 EXELIXIS, INC.

                                 JUNE 30, 2000
                                  (UNAUDITED)

NOTE 4  COMMITMENTS (CONTINUED)
development and general office space in South San Francisco, California. Future noncancelable lease payments under this amended agreement for the second building total approximately $32.0 million. Payments are expected to begin in the second quarter of 2001 and will continue through the remaining term of the lease. In connection with the amended agreement, the Company issued warrants to purchase 78,750 shares of common stock at an exercise price of $13.00. The Company determined the fair value of these warrants using the Black-Scholes option pricing model using the following assumptions: expected life of five years; a weighted average risk-free rate of 6.38%; expected dividend yield of zero; volatility of 70% and a deemed value of the common stock of $11.00 per share. The fair value of the warrants of $518,000 will be capitalized and amortized as rent expense over the term of the lease.

NOTE 5  CONVERTIBLE PROMISSORY NOTE

    In February 1999, the Company issued a $7.5 million convertible promissory note to Pharmacia Corporation, formerly Pharmacia & Upjohn, ("Pharmacia") in connection with a collaboration agreement. The note was to convert into shares of the Company's common stock at a price per share equal to 120% of the price of common stock sold in the initial public offering, the time of such conversion to be determined by Pharmacia. During July 2000, Pharmacia converted the note into 480,769 shares of common stock at a conversion price of $15.60 per share.

                                  METAXEN, LLC
               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Members of MetaXen, LLC

    In our opinion, the accompanying balance sheets and the related statements of operations, of members' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of MetaXen, LLC (a majority owned subsidiary of Xenova UK Limited) at December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses since inception which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 10, 1999

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                                 BALANCE SHEETS

                                                                DECEMBER 31,
                                                          ------------------------    JUNE 30,
                                                             1997         1998          1999
                                                          ----------   -----------   -----------
                                                                                     (UNAUDITED)
                                             ASSETS

Current assets:
  Cash and cash equivalents.............................  $  124,000   $   216,000   $    30,000
  Other current assets..................................     130,000       121,000       135,000
                                                          ----------   -----------   -----------
Total current assets....................................     254,000       337,000       165,000
Property and equipment, net.............................   1,487,000     3,132,000     2,837,000
Other assets............................................     160,000       320,000       320,000
                                                          ----------   -----------   -----------
                                                          $1,901,000   $ 3,789,000   $ 3,322,000
                                                          ==========   ===========   ===========

                           LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable......................................  $  306,000   $   369,000   $   263,000
  Accrued expenses......................................     244,000     1,415,000     1,227,000
  Deferred revenue......................................          --       502,000       379,000
  Intercompany payable..................................       3,000       227,000     1,965,000
  Intercompany loan.....................................          --     3,035,000     3,084,000
  Current portion of long-term liabilities..............     250,000       380,000       417,000
                                                          ----------   -----------   -----------
Total current liabilities...............................     803,000     5,928,000     7,335,000
Long-term liabilities...................................     707,000       788,000       548,000
                                                          ----------   -----------   -----------
Total liabilities.......................................   1,510,000     6,716,000     7,883,000
                                                          ----------   -----------   -----------
Commitments (Note 9)
Members' equity (deficit):
Preferred stock--Class A; 1,766,000 shares issued and
  outstanding at December 31, 1997 and 1998.............     391,000    (3,068,000)   (4,675,000)
Preferred stock--Class B; 120,000 shares issued and
  outstanding at December 31, 1997 and 1998.............          --            --            --
Preferred stock--Class C; 300,000 and 345,000 shares
  issued and outstanding at December 31, 1997 and 1998,
  respectively..........................................          --       141,000       114,000
                                                          ----------   -----------   -----------
Total members' equity (deficit).........................     391,000    (2,927,000)   (4,561,000)
                                                          ----------   -----------   -----------
                                                          $1,901,000   $ 3,789,000   $ 3,322,000
                                                          ==========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                            STATEMENTS OF OPERATIONS

                                              YEAR ENDED DECEMBER 31,    SIX MONTHS ENDED JUNE 30,
                                             -------------------------   -------------------------
                                                1997          1998          1998          1999
                                             -----------   -----------   -----------   -----------
                                                                                (UNAUDITED)
Contract revenues..........................  $        --   $ 4,750,000   $ 2,364,000   $ 2,297,000
                                             -----------   -----------   -----------   -----------
Operating expenses:
  General and administrative...............    1,268,000     1,348,000       583,000       513,000
  Research and development.................    2,937,000     6,626,000     2,774,000     3,328,000
                                             -----------   -----------   -----------   -----------
Total operating expenses...................    4,205,000     7,974,000     3,357,000     3,841,000
                                             -----------   -----------   -----------   -----------

Loss from operations.......................   (4,205,000)   (3,224,000)     (993,000)   (1,544,000)
Interest income............................       46,000        35,000        16,000         9,000
Interest expense...........................      (30,000)     (274,000)      (70,000)      (72,000)
                                             -----------   -----------   -----------   -----------
Net loss...................................  $(4,189,000)  $(3,463,000)  $(1,047,000)  $(1,607,000)
                                             ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                    STATEMENTS OF MEMBERS' EQUITY (DEFICIT)
     FOR THE PERIOD FROM INCEPTION (AUGUST 1996) THROUGH DECEMBER 31, 1998

                                    SERIES A                 SERIES B              SERIES C
                                 PREFERRED STOCK         PREFERRED STOCK        PREFERRED STOCK
                             -----------------------   --------------------   -------------------
                              SHARES       AMOUNT       SHARES     AMOUNT      SHARES     AMOUNT       TOTAL
                             ---------   -----------   --------   ---------   --------   --------   -----------
Balance at December 31,
  1996.....................    280,000   $   364,000   120,000    $ 216,000   320,000    $  2,000   $   582,000
Issuance of Class A
  Preferred Stock at
  $2.50 per share..........  1,200,000     3,000,000        --           --        --          --     3,000,000
Issuance of Class A
  Preferred Stock at
  $3.50 per share..........    286,000     1,000,000        --           --        --          --     1,000,000
Repurchase of Class C
  Preferred Stock at
  $0.10 per share..........         --            --        --           --   (20,000)     (2,000)       (2,000)
Net loss...................         --    (3,973,000)       --     (216,000)       --          --    (4,189,000)
                             ---------   -----------   -------    ---------   -------    --------   -----------
Balance at December 31,
  1997.....................  1,766,000       391,000   120,000           --   300,000          --       391,000
Issuance of Class C
  Preferred Stock at
  $0.005 per share.........         --            --        --           --    20,000          --            --
Issuance of Class C
  Preferred Stock at
  $0.10 per share..........         --            --        --           --    45,000       5,000         5,000
Stock compensation
  expense..................         --            --        --           --        --     141,000       141,000
Repurchase of Class C
  Preferred Stock at
  $0.005 per share.........         --            --        --           --   (10,000)         --            --
Repurchase of Class C
  Preferred Stock at
  $0.10 per share..........         --            --        --           --   (10,000)     (1,000)       (1,000)
Net loss...................         --    (3,459,000)       --           --        --      (4,000)   (3,463,000)
                             ---------   -----------   -------    ---------   -------    --------   -----------
Balance at December 31,
  1998.....................  1,766,000    (3,068,000)  120,000           --   345,000     141,000    (2,927,000)
Stock compensation expense
  (unaudited)..............         --            --        --           --        --     (27,000)      (27,000)
Net loss (unaudited).......         --    (1,607,000)       --           --        --          --    (1,607,000)
                             ---------   -----------   -------    ---------   -------    --------   -----------
Balance at June 30, 1999
  (unaudited)..............  1,766,000   $(4,675,000)  120,000    $      --   345,000    $114,000   $(4,561,000)
                             =========   ===========   =======    =========   =======    ========   ===========

   The accompanying notes are an integral part of these financial statements.

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                            STATEMENTS OF CASH FLOWS

                                              YEAR ENDED DECEMBER 31,    SIX MONTHS ENDED JUNE 30,
                                             -------------------------   -------------------------
                                                1997          1998          1998          1999
                                             -----------   -----------   -----------   -----------
                                                                                (UNAUDITED)
Cash flow used in operating activities:
  Net loss.................................  $(4,189,000)  $(3,463,000)  $(1,047,000)  $(1,607,000)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization..........      314,000       659,000       266,000       317,000
    Loss on disposal of property and
      equipment............................           --       104,000            --            --
    Stock compensation.....................           --       141,000            --       (27,000)
    Changes in assets and liabilities:
      Other current assets.................      (95,000)        9,000       (47,000)      (14,000)
      Other assets.........................     (160,000)     (160,000)     (160,000)           --
      Accounts payable.....................      236,000        63,000      (182,000)     (106,000)
      Accrued expenses.....................      212,000     1,171,000            --      (188,000)
      Deferred revenue.....................           --       502,000       366,000      (123,000)
      Intercompany payable.................           --       224,000            --     1,738,000
                                             -----------   -----------   -----------   -----------

      Net cash used in operating
        activities.........................   (3,682,000)     (750,000)     (804,000)      (10,000)
                                             -----------   -----------   -----------   -----------

Cash flow used in investing activities:
  Purchases of property and equipment......   (1,731,000)   (2,408,000)     (376,000)      (22,000)
                                             -----------   -----------   -----------   -----------

Cash flow provided by financing activities:
  Proceeds from issuance of Class A
    Preferred Stock........................    4,000,000            --        (1,000)           --
  Proceeds from issuance of Class C
    Preferred Stock........................           --         5,000            --            --
  Repurchase of Class C Preferred Stock....       (2,000)       (1,000)           --            --
  Proceeds from equipment line of credit...    1,000,000       254,000            --            --
  Repayments under equipment line of
    credit.................................      (43,000)      (43,000)     (110,000)     (203,000)
  Increase in intercompany loan............           --     3,035,000     2,100,000        49,000
                                             -----------   -----------   -----------   -----------
  Net cash provided by (used in) financing
    activities.............................    4,955,000     3,250,000     1,989,000      (154,000)
                                             -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents..............................     (458,000)       92,000       809,000      (186,000)
Cash and cash equivalents at beginning
  of period................................      582,000       124,000       124,000       216,000
                                             -----------   -----------   -----------   -----------
Cash and cash equivalents at end
  of period................................  $   124,000   $   216,000   $   933,000   $    30,000
                                             ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1  THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

    MetaXen, LLC (the "Company") was incorporated in Delaware in August 1996 for the purpose of performing research and development in the fields of biotechnology and molecular genetics and to develop pharmaceutical products and procedures on its own account and in collaboration with Xenova UK Limited, a wholly owned subsidiary of Xenova Group plc (collectively referred to as "Xenova" or the "Parent Company"). The Company is a majority owned subsidiary of Xenova. The Company emerged from the development stage during 1997.

    The Company was formed as a result of a merger in September 1996 between RGH Founders, LLC, a Delaware corporation incorporated in August 1996, and MetaXen, LLC, a Delaware corporation incorporated in September 1996 ("Merger Corp."). At that time, Xenova exchanged its premerger interests in Merger Corp. for 280,000 shares of Class A preferred stock in the Company; MJR Holdings, Inc. exchanged its premerger interests in Merger Corp. for 100,000 shares of Class B preferred stock in the Company. Also at this time, Ross Holdings, Inc., Giebel
Holdings, Inc. and Hartmanis Holdings, Inc. exchanged their interests in RGH Founders, LLC for 200,000, 100,000 and 20,000 shares of the Company's Class C preferred stock, respectively. Upon the merger, the Company assumed the assets and liabilities of Merger Corp. and RGH Founders, LLC. Merger Corp. and RGH Founders, LLC were both nominally capitalized at that time and there was no gain or loss arising from the merger. These financial statements include the results of RGH Founders, LLC and Merger Corp. since their inception.

NEED FOR ADDITIONAL FINANCING

    The Company has incurred a cumulative net loss of $8,072,000 since inception and expects to incur additional losses in the future which raise substantial doubt about the Company's ability to continue as a going concern. Xenova has committed to provide sufficient funds to support the operations of MetaXen until the earlier of 1) such time as Xenova Group plc has less then a 50% controlling interest in MetaXen or 2) March 31, 1999. Therefore, in order to continue operating and fully implement its business plan, the Company will need to raise additional debt or equity financing. There can be no assurance that such additional funds will be available to the Company, or if available, that it will be on reasonable terms. The inability of the Company to obtain additional financing beyond March 1999 will have a material adverse impact on the Company's operations.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the lesser of the estimated useful lives of the assets, which range from three to seven years, or the lease terms.

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) REVENUE RECOGNITION

    Revenue recognized under research and development contracts is recorded as earned pursuant to the terms of the contracts. Nonrefundable contract fees for which no further performance obligations exist are recognized when the payments are received or when collection is assured. In return for such payments, contract partners may receive certain marketing and manufacturing rights, products for clinical use and testing, and/or research and development services.

RESEARCH AND DEVELOPMENT EXPENSES

    Research and development costs are expensed as incurred.

STOCK-BASED COMPENSATION

    The Company has adopted the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted, the Company continues to recognize employee stock-based compensation under the intrinsic value method of accounting pursuant to Accounting Principles Board Opinion No. 25.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could subsequently differ from those estimates.

NOTE 2  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1997         1998
                                                       ----------   ----------
Lab equipment........................................  $  818,000   $1,305,000
Computer equipment...................................     449,000      676,000
Furniture and equipment..............................     184,000      357,000
Leasehold improvements...............................     353,000    1,366,000
                                                       ----------   ----------
                                                        1,804,000    3,704,000
Less accumulated depreciation and amortization.......    (317,000)    (572,000)
                                                       ----------   ----------
                                                       $1,487,000   $3,132,000
                                                       ==========   ==========

    Depreciation and amortization expense was $659,000 and $314,000 for the years ended December 31, 1998 and 1997, respectively.

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3  OTHER ASSETS

    At December 31, 1998, other assets of $320,000 consisted of a certificate of deposit restricted as to withdrawal to secure an irrevocable letter of credit issued in connection with the Company's non-cancelable facility operating lease.

NOTE 4  INCOME TAXES

    No provision or benefit for federal income taxes is reported in the financial statements because, as a limited liability company, the tax effects of the Company's results accrue to its Members.

NOTE 5  DEBT

    In July 1997, the Company entered into a loan agreement which provides for the financing of up to $1,500,000 of equipment purchases made through December 31, 1998. Borrowings under this agreement are secured by the assets financed and are to be repaid over thirty-six to forty-eight months, depending on the type of asset financed. Borrowings under this agreement bear interest at the U.S. Treasury note rate plus a number of basis points determined by the type of asset financed (9.22% to 11.09% at December 31, 1998).

    Future payments under this loan are as follows:

YEAR ENDING DECEMBER 31,
------------------------------------------------------------
1999........................................................  $  500,000
2000........................................................     500,000
2001........................................................     367,000
2002........................................................     148,000
                                                              ----------
                                                               1,515,000
Less interest...............................................    (347,000)
                                                              ----------
                                                               1,168,000
Less current portion........................................    (380,000)
                                                              ----------
Long-term portion...........................................  $  788,000
                                                              ==========

NOTE 6  MEMBERS' EQUITY

    The rights and preferences of the preferred stock are described below.

ALLOCATIONS AND DISTRIBUTIONS

    In the event of cash distributions, amounts will first be distributed to the holders of Class A and Class B preferred stock pro rata in accordance with the balances in their respective Member equity accounts. Any amounts in excess of the amounts in their Member equity accounts will be distributed (i) 80% to the holders of Class A preferred stock; and (ii) 20% to the holders of Class B and Class C preferred stock, pro rata in accordance with the number of such shares held by such holders. No distributions have been made from inception through December 31, 1998.

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6  MEMBERS' EQUITY (CONTINUED)
    Net losses of the Company are first allocated (i) 80% to the holders of Class A preferred stock; and (ii) 20% to the holders of the Class B and C preferred stock, to the extent that cumulative net profits (if any) allocated to the holders of Class B and C preferred stock in prior years exceeds the cumulative net losses allocated to such holders in prior years. Any remaining net losses of the Company are then allocated (i) to the holders of Class B preferred stock to the extent that this would not cause such holders to have a deficit in their Member equity at the end of the year; then (ii) to the holders of Class A preferred stock to the extent that this would not cause such holders to have a deficit in their Members equity account at the end of the year; and then (a) 80% to the holders of Class A preferred stock; and (b) 20% to the holders of Class B and C preferred stock. However, in the event of the members having received a distribution of the type described below in connection with a winding up of the Company, the Member equity accounts of the holders of Class B and C preferred stock and Common Stock shall be adjusted to reflect the aggregate net loss that would have been allocated to such holders if the holders of Common Stock had participated with the holders of Class B and C preferred stock under (b) above from the date of the acquisition of such Common Stock.

    Net profits of the Company are first allocated to the holders of Class A, B and C preferred stock to the extent that cumulative net losses allocated to such holders in prior years exceed the cumulative net profits allocated to such holders in prior years. Any remaining net profits are then allocated (i) to the holders of Class A preferred stock to the extent that cumulative net losses allocated to such holders in provision (ii) on the allocation of losses above exceed cumulative net profits allocated under this provision; then (ii) to the holders of Class B preferred stock to the extent that cumulative net losses allocated to such holders in provision (i) on the allocation of losses above exceed cumulative net profits allocated under this provision; and then (a) 80% to the holders of Class A preferred stock; and (b) 20% to the holders of Class B and C preferred stock. However, in the event of the members having received a distribution of the type described below in connection with a winding up of the Company, the Member equity accounts of the holders of Class B and C preferred stock and Common Stock shall be adjusted to reflect the aggregate net profit that would have been allocated to such holders if the holders of Common Stock had participated with the holders of Class B and C preferred stock under
(b) above from the date of the acquisition of such Common Stock. Furthermore, in the event of the Members receiving a distribution of the type described below describing distributions upon the winding up of the Company, the holders of Common Stock shall be allocated the portion of net profit associated with the remaining distributable assets distributed to the holders of such Common Stock.

    In the event of there being distributable assets upon the winding up of the Company, these assets will be distributed (i) to the holders of Class A and B preferred stock pro rata in accordance with the balances in their respective Member equity accounts for the return of their respective contributions;
(ii) to all members of the Company pro rata in accordance with their respective Member equity accounts after giving effect to (i) above but without allocating any net profit resulting from the liquidation of the Company's assets and the dissolution of the Company; (iii) to the holders of Class A preferred stock to the extent of 80% of the remaining distributable assets; and (iv) to the holders of Class B and C preferred stock and Common Stock pro rata in accordance with the number of such shares then held by such holders.

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6  MEMBERS' EQUITY (CONTINUED)
CLASS A PREFERRED STOCK

    Holders of Class A preferred stock are entitled to one vote per share and are entitled to elect two-thirds of the members of the Board of Directors.

CLASS B PREFERRED STOCK

    Holders of Class B preferred stock are entitled to one vote per share and are entitled to elect one-third of the number of members constituting the Board of Directors subject to certain approvals from the holders of the Class A preferred stock.

    At any time following September 4, 2000 and prior to the close of business on the 30th day thereafter, the holders of Class B preferred stock may exchange their shares for ordinary shares of Xenova Group plc. The applicable exchange ratio depends upon the Company and Xenova having achieved various milestones.

    At any time prior to the close of business on the 60th day following September 4, 2000, Xenova Group plc may exchange all of the then outstanding Class B preferred stock for ordinary shares of Xenova Group plc. The applicable exchange ratio depends upon the Company and Xenova having achieved various milestones.

    At any time prior to September 4, 2000, subject to the achievement of specified milestones, the holders (other than Xenova Group plc and its affiliates) of not less than one-third of the then outstanding shares and options and warrants to purchase any class of stock may exchange the portion requested for shares and options, respectively, of Xenova Group plc at the then applicable exchange ratio. The applicable exchange ratio depends upon the Company and Xenova having achieved various milestones.

CLASS C PREFERRED STOCK

    The holders of Class C preferred stock do not have any voting rights but have the same exchange rights and obligations as the holders of Class B preferred stock.

    In the event that a holder of Class C preferred stock (i) terminates his or her employment with the Company in certain circumstances; or (ii) in the case of any person acquiring Class C preferred stock prior to commencing employment with the Company, where the person failed to execute an employment agreement and commence employment with the Company prior to September 4, 1997, the Company has the option to repurchase all or a portion of that person's Class C preferred stock. The portion of the person's Class C preferred stock that the Company may purchase depends upon the length of time that has passed since the September 1996 merger.

    During 1998, the Company recorded $141,000 of stock compensation expense for the excess deemed fair value over the issuance price of stock sold to employees.

CLASS D PREFERRED STOCK

    At December 31, 1998, the Company had not designated or issued any Class D preferred stock. The holders of Class D preferred stock would be entitled to a percentage, pro rata and in accordance

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6  MEMBERS' EQUITY (CONTINUED)
with the number of shares then held by such holders, of all cash profit or loss distributions which is equal to the product of 0.000015 and the number of Class D Preferred Shares outstanding at such time.

CLASS E PREFERRED STOCK

    At December 31, 1998, the Company had not designated or issued any shares of Class E preferred stock. The holders of Class E preferred stock would be entitled to a percentage, pro rata and in accordance with the number of shares then held by such holders, of all cash profit or loss distributions which is equal to the product of 0.0000775 and the number of Class E Preferred Shares outstanding at such time.

STOCK WARRANTS

    In May 1997, the Company entered into a building lease agreement (the "Lease Agreement"). As part of the Lease Agreement, the Company granted the lessor warrants on November 5, 1997 to purchase 100,000 shares of the Company's
Class D preferred stock with an exercise price of $6.38 per share, which equaled the fair market value of the Xenova common stock plus $2.00 per share, as of the date of the issuance of such warrants. The warrants are exercisable from the date of issuance through October 2002.

    In July 1997, the Company entered into a loan agreement which provides for the financing of certain equipment purchases (see Note 5). As part of the agreement, the Company granted the lender warrants on July 31, 1997 to purchase 14,516 shares of the Company's Class E preferred stock with an exercise price of $7.75 per share. The exercise price of $7.75 is based on the sum of the Common Stock price of Xenova Group plc as of June 17, 1997 plus $2.00 per share. The warrants are exercisable from the date of issuance through June 2002.

    A nominal value was ascribed to the warrants outlined above.

COMMON STOCK

    At December 31, 1998, the Company had not issued any shares of Common Stock. The Common Stock does not have any voting rights. The shares of Common Stock are subject to the same exchange rights and obligations as the Class B preferred stock but such shares will be exchanged for Xenova Group plc shares on a one-for-one basis.

NOTE 7  STOCK OPTION PLAN

    In December 1996 the Company adopted the 1996 Equity Incentive Plan (the "1996 Plan"). The Company has reserved 300,000 shares of Common Stock for issuance under the 1996 Plan relating to nonqualified options to be granted to officers and employees. The exercise price, vesting requirements and maximum term of each option issued under the 1996 Plan are determined by the Company's Board of Directors.

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7  STOCK OPTION PLAN (CONTINUED)
    Activity under the 1996 Plan is summarized as follows:

                                              OPTIONS
                                             AVAILABLE     OPTIONS
                                             FOR GRANT   OUTSTANDING   EXERCISE PRICE
                                             ---------   -----------   --------------
Balance at December 31, 1996...............   300,000           --               --
  Granted..................................  (216,000)     216,000      $2.88-$5.81
                                             --------      -------
Balance at December 31, 1997...............    84,000      216,000        2.88-5.81
  Granted..................................   (94,000)      94,000        2.69-2.75
  Cancelled................................    92,500      (92,500)       2.88-5.81
                                             --------      -------
Balance at December 31, 1998...............    82,500      217,500        2.69-5.81
                                             ========      =======

    The following table summarizes information about options outstanding under the 1996 Plan as of December 31, 1998:

                                                       OPTIONS OUTSTANDING
                           ---------------------------------------------------------------------------
                                                     WEIGHTED AVERAGE        WEIGHTED AVERAGE EXERCISE
RANGE OF EXERCISE PRICES   NUMBER OUTSTANDING   REMAINING CONTRACTUAL LIFE             PRICE
------------------------   ------------------   --------------------------   -------------------------
       $2.69-2.88               166,500                  4.2 years                     $2.80
             3.63                20,000                  3.0 years                      3.63
             4.38                16,000                  3.6 years                      4.38
             5.81                15,000                  3.3 years                      5.81
                                -------
                                217,500                                                 3.20
                                =======

    The Company believes that had employee stock-based compensation for options granted under the 1996 Plan been determined based on the fair value at the grant date using the minimum value model as prescribed by SFAS 123, there would have been no material difference between the Company's pro forma net loss for the years ended December 31, 1998 and 1997 and the actual net loss recorded in the accompanying statement of operations. The fair value of each option was estimated on the grant date using the minimum value method with the following assumptions: annual dividend yield of 0.0%, risk-free annual interest rate of 5.82% to 6.57% and an expected option term of four years.

NOTE 8  RESEARCH AND LICENSE AGREEMENT

    The Company and Xenova signed a research and license agreement with Eli Lilly and Company ("Eli Lilly") on February 16, 1998. The Company and Xenova are providing research services to Eli Lilly in the form of screening certain compounds for accelerated drug discovery and development. Eli Lilly will have certain license rights to any compounds resulting from efforts completed under the agreement. The Company and Xenova receive amounts quarterly under the agreement which approximate cost reimbursement for amounts incurred pursuant to the agreement. Milestone payments can also be earned by the Company and Xenova, as defined in the agreement. For the year ended December 31, 1998, the Company recorded total contract revenues of $4,750,000, consisting of a $1,000,000 non-refundable license fee and $3,750,000 of research fees. Costs incurred by the Company under the agreement in 1998 approximated $4,409,000.

                                  METAXEN, LLC

               (A MAJORITY OWNED SUBSIDIARY OF XENOVA UK LIMITED)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 9  COMMITMENTS

    The Company leases its facility under a non-cancelable operating lease which expires in September 2002. The Company subleases certain space in its current facility to other tenants.

    Rent expense for the years ended December 31, 1998 and 1997 was $762,000 and $377,000, respectively. The Company recognizes rent expense on a straight line basis over the lease period.

    Future minimum lease payments under the non-cancelable operating lease and minimum sublease rental receipts under non-cancelable operating sub-leases are as follows:

YEAR ENDING DECEMBER 31,                          OPERATING LEASE   SUBLEASE INCOME
------------------------                          ---------------   ---------------
1999............................................    $1,966,000        $  633,000
2000............................................     1,997,000           429,000
2001............................................     1,843,000                --
2002............................................     1,814,000                --
2003............................................     1,783,000                --
                                                    ----------        ----------
                                                    $9,403,000        $1,062,000
                                                    ==========        ==========

NOTE 10  RELATED PARTY TRANSACTIONS

    On September 4, 1996, the Company entered into a research and development collaboration agreement with Xenova. The agreement specifies the rights of both parties to intellectual property developed under the agreement. The agreement will continue to be in force until the earlier of (i) the date that Xenova provides the Company with notice that it will cease to provide funding for the operations of the Company; (ii) the dissolution of the Company; or (iii) the date of exchange of all shares of Class B and C preferred stock and Common Stock of the Company for shares of Xenova common stock.

    On December 17, 1997, the Company entered into a loan agreement with Xenova. Under this agreement, Xenova agreed to make available to the Company a loan facility of $1.1 million or such other amounts as the parties may agree to in writing from time to time. The loan bears interest at the UK LIBOR plus 1%, compounded quarterly. The loan will mature one year from the date on which Xenova advances amounts to the Company or such other date as the parties hereto may agree to in writing from time to time. On January 2, 1998, Xenova advanced $1.1 million to the Company under this loan agreement.

    During 1998 the loan agreement was amended and the total amount available was increased to $2.92 million, all of which was borrowed and outstanding at December 31, 1998. Interest due on the loan as of December 31, 1998 amounted to $115,000.

                        AGRITOPE, INC. AND SUBSIDIARIES

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Agritope, Inc.

    We have audited the accompanying consolidated balance sheets of Agritope, Inc. (a Delaware corporation) and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agritope, Inc. and subsidiaries as of September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the two years then ended in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Portland, Oregon
October 29, 1999

                        AGRITOPE, INC. AND SUBSIDIARIES

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Agritope, Inc.

    In our opinion, the consolidated statements of operations, stockholders' equity and cash flows for the year ended September 30, 1997 present fairly, in all material respects, the results of operations and cash flows of Agritope, Inc. and its subsidiaries for the year ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Agritope, Inc. for any period subsequent to September 30, 1997.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon
October 31, 1997

                        AGRITOPE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30                                                     1999          1998
------------                                                  -----------   -----------
                                        ASSETS

Current assets:
Cash and cash equivalents...................................  $ 4,203,937   $ 3,904,087
Trade accounts receivable, net..............................      355,187     1,033,860
Other accounts receivable...................................      165,480       124,690
Due from affiliate..........................................      119,088            --
Inventories.................................................    5,053,888     3,289,172
Prepaid expenses............................................       73,440       172,196
                                                              -----------   -----------
Total current assets........................................    9,971,020     8,524,005
Property and equipment, net.................................    3,511,824     4,100,804
Patents and proprietary technology, net.....................    1,945,586     1,736,998
Other assets and deposits...................................       42,752        28,519
                                                              -----------   -----------
                                                              $15,471,182   $14,390,326

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable............................................  $   642,178   $   178,171
Revolving line of credit....................................    1,463,000            --
Advances from minority shareholders of subsidiary...........      180,616            --
Current portion of installment notes payable................        4,576         4,255
Current portion of lease liability..........................      140,935       358,404
Deposits on customer orders.................................    1,173,303       599,944
Salaries, benefits and other accrued liabilities............      580,028       499,313
                                                              -----------   -----------
Total current liabilities...................................    4,184,636     1,640,087
Long-term portion of installment notes payable..............        5,465        10,238
Long-term portion of lease liability........................           --       115,785
Minority interest...........................................    1,958,538     1,613,977
Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $.01, 10,000,000 shares
  authorized; 714,285 shares and 214,285 shares issued and
  outstanding, respectively.................................        7,143         2,143
Common stock, par value $.01, 30,000,000 shares authorized;
  4,070,612 shares and 4,050,150 shares issued and
  outstanding, respectively.................................       40,706        40,502
Additional paid-in capital..................................   60,369,181    57,386,675
Accumulated deficit.........................................  (51,094,487)  (46,419,081)
                                                              -----------   -----------
                                                                9,322,543    11,010,239

                                                              $15,471,182   $14,390,326

        The accompanying notes are an integral part of these statements.

                        AGRITOPE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30                                 1999          1998          1997
-------------------------------                              -----------   -----------   -----------
Revenues:
Product sales..............................................  $ 2,503,377   $ 2,574,976   $ 1,436,498
Grants and contract revenues...............................      811,676       224,688       114,692
Revenue from affiliates....................................      236,416            --            --
                                                             -----------   -----------   -----------
                                                               3,551,469     2,799,664     1,551,190
Costs and expenses:
Product costs..............................................    2,333,673     3,414,293     1,326,163
Research and development costs.............................    3,105,183     2,471,374     1,681,646
Selling, general and administrative expenses...............    3,685,291     3,138,437     3,081,074
                                                             -----------   -----------   -----------
                                                               9,124,147     9,024,104     6,088,883
Loss from operations.......................................   (5,572,678)   (6,224,440)   (4,537,693)
                                                             -----------   -----------   -----------
Other income (expense), net:
Interest income............................................      102,742       224,350            --
Interest expense...........................................      (21,446)       (1,248)      (25,307)
Gain on sale of stock of subsidiary........................      289,603            --            --
Valuation loss.............................................           --            --    (2,258,080)
Debt conversion............................................           --            --    (1,216,654)
Other, net.................................................      166,365      (125,052)     (927,234)
                                                             -----------   -----------   -----------
                                                                 537,264        98,050    (4,427,275)
Minority interest in subsidiary net loss...................      360,008       882,423       274,369
                                                             -----------   -----------   -----------
Net loss...................................................  $(4,675,406)  $(5,243,967)  $(8,690,599)
Net loss per share (basic and diluted).....................  $     (1.15)  $     (1.42)  $     (3.23)
Weighted average number of shares outstanding..............    4,061,474     3,705,490     2,690,770

        The accompanying notes are an integral part of these statements.

                        AGRITOPE, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY

                                                      PREFERRED    COMMON      ADDITIONAL      ACCUMULATED
                                                        STOCK      STOCK     PAID-IN CAPITAL     DEFICIT
                                                      ---------   --------   ---------------   ------------
Balances at September 30, 1996......................   $   --     $26,908      $33,465,214     $(32,484,515)
Compensation expense for stock awards...............       --          --           33,063               --
Compensation expense for stock option grants........       --          --           20,832               --
Capital contributed by Epitope, Inc., upon exchange
  of convertible notes..............................       --          --        4,529,009               --
Equity issuance costs...............................       --          --          (86,134)              --
Minority interest investment in subsidiary..........       --          --          742,752               --
Cash contribution from Epitope, Inc.................       --          --        7,206,196               --
Net loss for the year...............................       --          --               --       (8,690,599)
                                                       ------     -------      -----------     ------------
Balances at September 30, 1997......................       --      26,908       45,910,932      (41,175,114)
Compensation expense for stock option grants........       --          --          390,420               --
Common stock issued as compensation--15,670 shares         --         157           40,345               --
Common stock issued in private placement--1,343,704
  shares                                                   --      13,437       10,322,333               --
Preferred stock issued in private placement--214,285
  shares                                                2,143          --        1,497,852               --
Equity issuance costs...............................       --          --       (2,023,347)              --
Cash contribution from Epitope, Inc.................       --          --        1,248,140               --
Net loss for the year...............................       --          --               --       (5,243,967)
                                                       ------     -------      -----------     ------------
Balances at September 30, 1998......................    2,143      40,502       57,386,675      (46,419,081)
Compensation expense for stock option grants........       --          --          457,861               --
Common stock issued as compensation--20,462 shares         --         204           40,953               --
Preferred stock issued in private placement--500,000
  shares                                                5,000          --        2,615,000               --
Equity issuance costs...............................       --          --         (131,308)              --
Net loss for the year...............................       --          --               --       (4,675,406)
                                                       ------     -------      -----------     ------------
Balances at September 30, 1999......................   $7,143     $40,706      $60,369,181     $(51,094,487)

        The accompanying notes are an integral part of these statements.

                        AGRITOPE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30                             1999          1998          1997
-------------------------------                          -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss...............................................  $(4,675,406)  $(5,243,967)  $(8,690,599)
Adjustments to reconcile net loss to net cash used in
  operating activities:
Depreciation and amortization..........................    1,307,937       951,209       566,813
Loss on sale of property...............................        3,637            54            --
Gain on sale of common stock of subsidiary.............     (289,603)           --            --
Compensation expense for stock awards..................       41,157        40,502        33,063
Compensation expense for stock option grants...........      457,861       390,420        20,832
Minority interest in subsidiary net loss...............     (360,008)     (882,423)     (274,369)
Valuation loss.........................................           --            --     2,258,080
Non-cash portion of cost of debt conversion............           --            --     1,149,054
Decrease (increase) in receivables.....................      637,883      (535,637)     (325,590)
(Increase) in receivable from affiliate................     (119,088)           --            --
(Increase) in inventories..............................   (1,764,716)   (1,207,877)   (1,571,550)
Decrease (increase) in prepaid expenses................       98,756       104,028      (275,412)
Decrease (increase) in other assets and deposits.......      (14,233)       (1,722)       21,462
Increase in accounts payable and accrued liabilities...      665,058        86,966     1,022,592
Increase (decrease) in deposits on customer orders.....      573,359       210,013       (76,986)
Other..................................................           --       162,647            --
                                                         -----------   -----------   -----------
Net cash used in operating activities..................   (3,437,406)   (5,925,787)   (6,142,610)
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment....................     (446,730)   (2,126,906)   (1,927,209)
Proceeds from sale of property.........................          900        11,033            --
Proceeds from sale of common stock of subsidiary.......      873,836            --            --
Expenditures for patents and proprietary technology....     (485,352)     (646,712)     (870,910)
Investment in affiliated companies.....................           --        70,000       (56,419)
                                                         -----------   -----------   -----------
Net cash used in investing activities..................      (57,346)   (2,692,585)   (2,854,538)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt.............................           --            --        20,887
Principal payments on long-term debt...................       (4,452)       (4,331)     (242,063)
Payments on long-term lease obligation.................     (333,254)     (317,920)           --
Proceeds from revolving line of credit.................    1,463,000            --            --
Advances from minority shareholders of subsidiary......      180,616            --            --
Proceeds from issuance of stock, net...................    2,488,692     9,812,418            --
Minority interest investment in subsidiary.............           --     1,779,768     1,540,000
Cash from Epitope, Inc.................................           --     1,248,140     7,206,196
                                                         -----------   -----------   -----------
Net cash provided by financing activities..............    3,794,602    12,518,075     8,525,020
Net increase (decrease) in cash and cash equivalents...      299,850     3,899,703      (472,128)
Cash and cash equivalents at beginning of year.........    3,904,087         4,384       476,512
                                                         -----------   -----------   -----------
Cash and cash equivalents at end of year...............  $ 4,203,937   $ 3,904,087   $     4,384

        The accompanying notes are an integral part of these statements.

                        AGRITOPE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  THE COMPANY

    Agritope, Inc. (the "Company" or "Agritope") is an Oregon-based agricultural biotechnology company that develops improved plant products and provides technology to the agricultural industry. Its 57% owned subsidiary, Vinifera, Inc. ("Vinifera"), offers superior grapevine plants to the premium wine industry together with disease testing and elimination services. Agrinomics LLC ("Agrinomics") is a 50% owned subsidiary that conducts a gene discovery program. Superior Tomato Associates, LLC ("Superior Tomato") is a 66 2/3% owned subsidiary formed to develop and market longer-lasting tomatoes. Agrimax Floral Products, Inc. ("Agrimax") is an inactive subsidiary that holds a 9% interest in UAF, Limited Partnership ("UAF"), a fresh flower distribution operation based in Tampa, Florida. Prior to December 30, 1997, Agritope was a wholly owned subsidiary of Epitope, Inc. ("Epitope"), an Oregon corporation engaged in the development and marketing of medical diagnostic products.

    AGRITOPE SPIN-OFF. In July 1997, the Epitope board of directors approved a management proposal to spin off Agritope, subject to obtaining financing for Agritope and the satisfaction of certain other conditions. In December 1997, Agritope sold 1,343,704 shares of Agritope common stock in a private placement to certain investors for aggregate net proceeds of $9,406,000, immediately after the spin-off. The spin-off was accomplished by a distribution of 2,690,776 shares of Agritope common stock to Epitope shareholders, representing 100% of Epitope's holdings of Agritope common stock.

    Agritope and Epitope entered into certain agreements governing the ongoing relationship between the companies after the spin-off, including a Separation Agreement, a Tax Allocation Agreement, a Transition Services and Facilities Agreement and an Employee Benefits Agreement. Pursuant to the Employee Benefits Agreement, Agritope established replacement plans that effectively continue to provide benefits available under current Epitope benefit plans.

    DELAWARE REINCORPORATION; RECAPITALIZATION. In November 1997, in connection with the spin-off of Agritope by Epitope, Agritope agreed to merge with Agritope, Inc., a newly formed Delaware corporation. The purpose of the merger was to change the Company's domicile from Oregon to Delaware and increase the Company's authorized capital stock to 30 million shares of common stock, par value $.01 per share, and 10 million shares of preferred stock, par value $.01 per share. The merger occurred on December 3, 1997.

    On November 25, 1997, the Agritope board of directors declared a stock dividend of 690,866 shares of Agritope common stock to the sole Agritope stockholder. Subsequently, 2,690,766 shares of Agritope common stock were distributed to the shareholders of Epitope in the spin-off and the remaining shares, representing fractional interest, were redeemed for cash. All of the shares of Agritope common stock that were distributed to Epitope shareholders have been reflected as outstanding for all periods presented in the accompanying financial statements.

    BASIS OF PRESENTATION. The accompanying consolidated financial statements include the assets, liabilities, revenues and expenses of Agritope and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Minority-owned investments and joint ventures are accounted for using the equity method. Investments of less than 20% are carried at cost or estimated net realizable value, whichever is lower. Intercompany balances with Epitope have been reflected as capital contributions (common stock and additional paid-in capital) in the accompanying consolidated financial statements because they were converted into a permanent capital contribution in conjunction with the spin-off.

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Certain corporate overhead services such as accounting, annual meeting costs, annual report preparation, audit, executive management, facilities, finance, general management, human resources, information systems, investor relations, legal services, payroll and SEC filings were provided by Epitope on a centralized basis for the benefit of Agritope ("Shared Services"). Such expenses have been allocated to Agritope in the accompanying financial statements using activity indicators, which, in the opinion of management, represent a reasonable measure of Agritope's utilization of such Shared Services. These activity indicators, which were reviewed periodically and adjusted to reflect changes in utilization, include number of employees, number of computers, and level of expenditures. Management believes that the amount allocated for these Shared Services is not materially different from the amount that would be incurred by Agritope for such services provided on a stand-alone basis. Allocated Shared Services of $227,990 and $1,402,895, respectively, for 1998 and 1997 are included under the caption "Selling, general and administrative expenses" in the accompanying consolidated statements of operations. Epitope discontinued provision of Shared Services in March 1998 when Agritope moved to separate physical facilities.

    CASH AND CASH EQUIVALENTS. For purposes of the consolidated balance sheets and statements of cash flows, all highly liquid investments with maturities at time of purchase of three months or less are considered to be cash equivalents.

    INVENTORIES. Inventories, consisting principally of growing grapevine plants at Vinifera, are recorded at the lower of average cost or market. Average cost includes all direct and indirect costs attributable to the growing grapevine plants. Inventory is summarized as follows:

SEPTEMBER 30                                              1999         1998
------------                                           ----------   ----------
Operating supplies...................................  $  143,757   $  142,900
Work-in-process......................................   1,437,617      128,374
Finished goods.......................................   3,472,514    3,017,898
                                                       ----------   ----------
                                                       $5,053,888   $3,289,172

    Loss of grafted plants due to abnormal weather conditions in 1998 caused grafting yield to be significantly lower than planned, especially in the fourth quarter, resulting in a charge of $974,000 to product costs in order to reduce inventory to net realizable value.

    DEPRECIATION AND CAPITALIZATION POLICIES. Property and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to operating expense as incurred. Expenditures for renewals and betterments are capitalized. Depreciation and amortization of property and equipment are calculated primarily under the straight-line method over the estimated useful lives of the related assets (three to seven years). Leasehold improvements are amortized over the shorter of estimated useful lives or the terms of the related leases. When assets are sold or otherwise disposed of, cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in results of operations.

    ACCOUNTING FOR LONG-LIVED ASSETS. The Company reviews its long-lived assets for impairment periodically or as events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable. If the estimated net cash flows are less than the carrying amount of the long-lived assets, the Company recognizes an impairment loss in an amount necessary to write down long-lived

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets to fair value as determined from expected discounted future cash flows. This accounting policy is consistent with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

    PATENTS AND PROPRIETARY TECHNOLOGY. Direct costs associated with patent submissions and acquired technology are capitalized and amortized over their minimum estimated economic useful lives, generally five years. Amortization and accumulated amortization are summarized as follows:

                                                  1999       1998       1997
                                                --------   --------   --------
Amortization for the year.....................  $276,764   $186,406   $104,461
Accumulated amortization......................   696,192    419,428    233,022

    FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts for cash equivalents, accounts receivable, accounts payable and revolving line of credit approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount for installment notes payable approximates fair value because the related interest rates are comparable to rates currently available to the Company for debt with similar terms and maturities. The Company does not have any derivative financial instruments.

    REVENUE RECOGNITION. Product sales are recognized when the related products are shipped. Grant and contract revenues include funds received under research and development agreements with various entities. These grants and contracts generally provide for progress payments as expenses are incurred and certain research milestones are achieved. Revenue related to such grants and contracts is recognized as research milestones are achieved. Accounts receivable are stated net of an allowance for doubtful accounts of $24,054 as of September 30, 1999 and $25,057 as of September 30, 1998.

    MAJOR CUSTOMER. For the years ended September 30, 1998 and 1997, respectively, one customer purchased $829,578 and $337,374 of grapevine plants from Vinifera, representing 32.2% and 23.4% of Vinifera's net sales. No single customer accounted for more than 5% of net sales during the year ended September 30, 1999.

    RESEARCH AND DEVELOPMENT. Research and development expenditures are comprised of those costs associated with Agritope's ongoing research and development activities to develop superior new plants. Expenditures for research and development also include costs incurred under contracts to develop certain products, including those contracts resulting in grant and contract revenues. All research and development costs are expensed as incurred.

    INCOME TAXES. The Company accounts for certain revenue and expense items differently for income tax purposes than for financial reporting purposes. These differences arise principally from methods used in accounting for stock options and depreciation rates. Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the temporary differences are expected to reverse.

    STOCK-BASED COMPENSATION. In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards
No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 allows companies which have stock-based compensation

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) arrangements with employees to adopt a fair-value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but with additional financial statement disclosure. The Company has elected to apply the existing accounting rules under APB 25 to its stock-based compensation plans. See Note 6.

    NET LOSS PER SHARE. Basic earnings per share ("EPS") and diluted EPS are computed using the methods prescribed by Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic EPS is calculated using the weighted-average number of common shares outstanding for the period and diluted EPS is computed using the weighted-average number of common shares and dilutive common equivalent shares outstanding. Basic and diluted EPS are the same for all periods presented since the Company was in a loss position in all periods. The following potentially dilutive securities are excluded from net loss per share calculations as their effect would have been antidilutive:

YEAR ENDED SEPTEMBER 30                         1999        1998        1997
-----------------------                       ---------   ---------   ---------
Options to purchase common stock............  1,708,103   1,255,264          --
Warrants to purchase common stock...........    708,333     583,333          --
Preferred stock.............................    714,285     214,285          --
                                              ---------   ---------   ---------
                                              3,130,721   2,052,882          --

    SUPPLEMENTAL CASH FLOW INFORMATION. Non-cash financing and investing activities not included in the consolidated statements of cash flows are summarized as follows:

YEAR ENDED SEPTEMBER 30                         1999       1998        1997
-----------------------                       --------   --------   ----------
Cash paid for interest......................  $ 21,446   $  1,248   $   25,307
Fair value of warrants issued in connection
  with private placements...................   120,000    929,842           --
Minority interest contribution of capital
  (Note 6)..................................        --         --      742,752
Conversion of notes to equity (Notes 5 and
  6)........................................        --         --    3,380,000

    MANAGEMENT ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates relating to assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates.

NOTE 3  INVESTMENT IN AFFILIATED COMPANIES

    In June 1998, Vinifera accepted an offer to sell its minority interest in Vinifera Sudamericana, S.A. to the majority shareholder for $70,000. The resultant non-cash loss on disposition of $130,000 is included in "Other, net" under the caption "Other income (expense), net" in the accompanying consolidated statements of operations for 1998.

    In 1997, the Company recorded a charge of $2,258,080 to recognize the permanent impairment of its investment in a fresh flower distribution business.

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 3  INVESTMENT IN AFFILIATED COMPANIES (CONTINUED)
    The Company's capital contributions to support the research activities of Superior Tomato are expensed as incurred.

NOTE 4  PROPERTY AND EQUIPMENT

    Property and equipment are summarized as follows:

SEPTEMBER 30                                            1999          1998
------------                                         -----------   -----------
Land...............................................  $    30,020   $    30,020
Grapevine propagation blocks.......................    1,723,317     1,602,617
Production equipment...............................      120,031       127,736
Buildings and improvements.........................    2,483,556     2,418,182
Research and development laboratory equipment......      840,259       812,734
Office furniture and equipment.....................      795,553       711,416
Leasehold improvements.............................      317,016       306,146
Construction in progress...........................      136,589            --
                                                     -----------   -----------
                                                       6,446,341     6,008,851
Less accumulated depreciation and amortization.....   (2,934,517)   (1,908,047)
                                                     -----------   -----------
                                                     $ 3,511,824   $ 4,100,804

NOTE 5  BORROWING ARRANGEMENTS

    ADVANCES TO VINIFERA FROM MINORITY SHAREHOLDERS. In September 1999, certain minority shareholders of Vinifera agreed to advance $519,000, interest-free, to Vinifera. The amounts to be advanced are equal to the second installment payable by the shareholders to Agritope under certain stock purchase agreements and they are to be repaid to the shareholders on or before July 15, 2000. As of September 30, 1999, $180,616 of the total had been advanced to Vinifera and is included as a current liability in the accompanying financial statements. The remaining advances were made in October. See Note 6 for further details with respect to the stock purchase agreements.

    REVOLVING LINE OF CREDIT. In June 1999, Vinifera borrowed $1.1 million from a commercial bank under a revolving line of credit. The proceeds were used to finance inventory production and repay a $1 million line of credit advanced by Agritope. The line provides for borrowings of up to $1.5 million, of which $1,463,000 was outstanding as of September 30, 1999. It is secured by Vinifera's inventories and accounts receivable and is guaranteed by one of Vinifera's minority shareholders. The line bears interest at the prime rate (8.5% as of September 30, 1999). It expires on May 1, 2000.

    ACCOUNTS RECEIVABLE LINE OF CREDIT. In May 1999, Agritope entered into an agreement with a commercial bank pursuant to which the bank will advance up to $500,000 based on 80% of qualified and approved accounts receivable. The line of credit bears interest at the rate of 2% per month and each advance carries an administration fee of 0.65%. It expires on May 20, 2000. The Company has not made any borrowings under the line.

    CONVERTIBLE NOTES. In November 1996, Epitope exchanged $3,380,000 principal amount of Agritope convertible notes for 250,367 shares of common stock of Epitope at a reduced exchange price of $13.50 per share. The exchange price had previously been fixed at $19.53 per share. Accordingly, Agritope recognized a charge to results of operations of $1,216,654 in the first quarter of fiscal 1997 representing the conversion expense. In conjunction with the exchange, unamortized debt issuance costs

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 5  BORROWING ARRANGEMENTS (CONTINUED)
of $86,134 related to such notes were recognized as equity issuance costs during 1997. Concurrent with the note conversion, Epitope made a $4,529,009 capital contribution to Agritope. On June 30, 1997, Agritope paid in full the remaining $240,000 principal amount outstanding. Debt issuance costs incurred in connection with the notes were included in other assets and were being amortized over the five-year life of the notes. Amortization expense of debt issuance costs for the year ended September 30, 1997 totaled $2,687. Debt issuance costs were fully amortized as of September 30, 1997.

NOTE 6  STOCKHOLDERS' EQUITY

    STOCKHOLDER RIGHTS PLAN. In November 1997, Agritope adopted a Stockholders' Rights Plan, which enables holders of Common Stock, under certain circumstances, to purchase fractional shares of a series of preferred stock.

    Each share of Common Stock includes the right to purchase (the "Right"), if and when the Rights are exercisable, 1/1,000 of a share of Series B Junior Participating Preferred Stock at an exercise price of $25. The exercise price and the number of shares issuable upon exercise of the Rights are subject to adjustment in certain cases to prevent dilution. The Rights are evidenced by the Agritope Common certificates and are not exercisable, or transferable apart from the Agritope Common, until 10 business days after (i) a person acquires 15% or more of the Agritope Common; (ii) a person commences a tender offer which would result in the ownership of 15% or more of the Agritope Common; or (iii) the Agritope Board declares a person beneficially owning at least 10% of the Agritope Common to be an Adverse Person (the "Rights Distribution Date"). In the event any person becomes the beneficial owner of 15% or more of the Agritope Common or the Agritope Board determines that a person is an Adverse Person, each of the Rights (other than Rights held by the party triggering the Rights and certain of their transferees, all of which will be voided) becomes a discount right entitling the holder to acquire Agritope Common having a value equal to twice the Right's exercise price. Vilmorin, Clause and Cie ("Vilmorin") will not trigger the Stockholder Rights Plan if it acquires other Agritope securities directly from Agritope or with the prior approval of the Agritope Board.

    In the event Agritope is acquired in a merger or other business combination transaction (including one in which Agritope is the surviving corporation), each Right will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights do not have any voting rights and are redeemable, at the option of Agritope, at a price of $.01 per Right at any time until 10 business days after a person acquires beneficial ownership of at least 15% of the Agritope Common. The Rights expire on November 14, 2007. So long as the Rights are not separately transferable, Agritope will issue one Right with each new share of Agritope Common issued.

    COMMON STOCK. Cash and cash equivalents provided to Agritope by Epitope have been reflected in additional paid-in capital. Also reflected in additional paid-in capital are certain transactions in Epitope common stock. The exchange of shares of Epitope common stock for Agritope convertible debt and the related write-off of debt issuance costs have been reflected as Agritope additional paid-in capital.

    EPITOPE STOCK PLAN GRANTS. As employees of a wholly owned subsidiary of Epitope, the employees of Agritope and its subsidiaries participated in stock award, employee stock purchase and other benefit plans of Epitope. Compensation expense recognized for Epitope stock grants and awards

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 6  STOCKHOLDERS' EQUITY (CONTINUED)
to Agritope employees totaling $53,895 in 1997 has been recognized as operating expenses and additional paid-in capital of Agritope.

    VINIFERA COMMON STOCK. In June 1999, Agritope entered into stock purchase agreements with certain minority shareholders of Vinifera pursuant to which minority ownership of Vinifera will increase from 36% to approximately 50% over a three-year period. In a related transaction, also in June, Vinifera repaid the $1 million balance on its working capital line of credit to Agritope and replaced the line with a $1.5 million revolving bank line of credit that is guaranteed by a minority shareholder. In July 1999, the minority shareholders made the first purchases under the stock purchase agreements. Agritope received proceeds totaling $873,836 and its ownership interest in Vinifera was reduced from 64% to 57%. The gain on the first purchases amounted to $290,000 and is included in other income.

    In September 1999, the minority shareholders agreed to advance $519,000, interest-free, to Vinifera, representing the second installment under the agreements. The advances are to be repaid to the shareholders on or before July 15, 2000. As of September 30, 1999, $180,616 of the total had been advanced to Vinifera and is included as a current liability in the accompanying financial statements.

    In June 1998, Vinifera sold 898,269 shares of common stock to certain minority shareholders for $1.8 million. In connection with the terms of the related stock purchase agreements, Agritope canceled $4 million of working capital loans to Vinifera in exchange for 2 million shares of common stock of Vinifera. The transactions increased Agritope's percentage ownership from 61% to 64%.

    In January 1997, a minority shareholder in Vinifera contributed $100,000 to Vinifera in satisfaction of a stock subscription agreement. In June 1997, Agritope sold 770,000 shares of common stock of Vinifera to outside parties for $1,540,000 in cash. In accordance with the terms of the related stock purchase agreements, Agritope contributed the proceeds of these stock sales to Vinifera's capital. These sales of previously issued shares of Vinifera common stock reduced Agritope's percentage ownership of Vinifera voting stock from 76% to 61%.

    WARRANTS TO PURCHASE COMMON STOCK. As of September 30, 1999, the following warrants to purchase common stock were outstanding:

DATE OF ISSUANCE                      SHARES    EXERCISE PRICE    EXPIRATION DATE
----------------                     --------   --------------   ------------------
September 24, 1999.................  125,000         $7.00       September 30, 2004
April 30, 1998.....................   83,333         $7.34       December 30, 2000
December 30, 1997..................  500,000         $7.00       December 30, 2000
                                     -------
                                     708,333

    SERIES A PREFERRED STOCK.  Agritope's board of directors has designated
1 million shares of Agritope preferred stock, par value $.01 per share, as Series A Preferred Stock ("Series A Preferred"). The Series A Preferred has preemptive rights and the right to elect a director, but otherwise has rights substantially equivalent to Agritope common stock and is convertible at any time into shares of Agritope common stock on a share-for-share basis, subject to adjustment upon the occurrence of certain events. In connection with a research agreement, Vilmorin purchased 214,285 shares of Series A Preferred in 1998 at a price of $7 per share. See Note 8.

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 6  STOCKHOLDERS' EQUITY (CONTINUED)

    In September 1999, the Company completed a $2.5 million private placement of 500,000 shares of Series A Preferred Stock at a price of $5 per share. Vilmorin purchased the shares. For every four shares of Series A Stock purchased in the private placement, Vilmorin also received a warrant to purchase one additional share of Series A Stock at a price of $7 per share at any time over the next five years. The fair value of such warrants, $120,000, is included in "Preferred stock issued in private placement" with a corresponding charge to "Equity issuance costs" in the accompanying statement of stockholders equity. Each share of Series A Stock is convertible into one share of Agritope Common Stock. Vilmorin subsequently sold 150,000 shares of Series A Stock together with the related warrants to an Israeli seed company, Hazera Quality
Seeds Ltd.("Hazera"), for $750,000. After completion of the sales, Vilmorin owned 564,285 shares of Series A Stock, or 11.8% of the outstanding capital stock of Agritope. Hazera's holdings amounted to 3.1% of Agritope's outstanding capital stock.

    STOCK AWARD PLAN. In November 1997, the Agritope, Inc. 1997 Stock Award Plan (the "Award Plan") was adopted by Agritope's board of directors and approved by Epitope as Agritope's sole stockholder. The Award Plan provides for stock-based awards to employees, outside directors, members of scientific advisory boards and consultants. Awards that may be granted under the Award Plan include incentive stock options, nonqualified stock options, stock appreciation rights, restricted awards, performance awards and other stock-based awards. The Award Plan provides for the issuance of a total of up to 2,000,000 shares of Agritope common stock, subject to adjustment for changes in capitalization. Options for 291,897 shares were available for future grants under the Award Plan as of September 30, 1999.

    The following tables summarizes Award Plan activity (shares and weighted average prices):

                                                   1999                   1998
                                           --------------------   --------------------
                                            SHARES      PRICE      SHARES      PRICE
                                           ---------   --------   ---------   --------
Outstanding, beginning of period.........  1,255,264    $5.54            --    $  --
Granted..................................    509,439     2.80     1,422,664     5.51
Exercised................................         --       --            --       --
Canceled.................................    (56,600)    5.91      (167,400)    5.31
                                           ---------              ---------
Outstanding, end of period...............  1,708,103     4.70     1,255,264     5.54

Exercisable..............................    369,445     5.38        65,000     5.07
Weighted average fair value of options
  granted................................                 .90                   3.68

    The amounts granted above include options granted to consultants in 1999 and 1998 covering 10,000 and 65,000 shares, respectively, at average exercise prices of $2.00 and $5.07, respectively. In accordance with SFAS 123, Agritope recognized compensation expense for these awards in 1999 and 1998 totaling $7,500 and $81,000, respectively, based on the fair value of the options as determined using the Black-Scholes method of valuation. With respect to options granted in 1999 and 1998 to participants other than consultants, Agritope will recognize compensation expense of $22,500 and $1,902,065, respectively, representing discounts from market prices on date of grant, which will be amortized over the vesting period of the options, in accordance with APB 25. Amortization in 1999 and 1998 amounted to $450,361 and $309,420, respectively.

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 6  STOCKHOLDERS' EQUITY (CONTINUED)
    The following table summarizes information about stock options outstanding as of September 30, 1999:

                                       REMAINING        WEIGHTED                       WEIGHTED
                         SHARES      CONTRACT LIFE      AVERAGE         SHARES         AVERAGE
EXERCISE PRICE         OUTSTANDING      (YEARS)      EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
--------------         -----------   -------------   --------------   -----------   --------------
$2.00 to $3.00.......     381,939        9.02             $2.05          10,000          $2.00
$5.00 to $5.31.......   1,155,164        7.99              5.24         307,693           5.24
$7.00................     171,000        8.17              7.00          51,752           7.00
                        ---------                                       -------
                        1,708,103        8.24              4.70         369,445           5.38

    EMPLOYEE STOCK PURCHASE PLAN. Also in November 1997, Agritope's board of directors and Epitope, as Agritope's sole stockholder, approved the Agritope, Inc. 1997 Employee Stock Purchase Plan (the "Purchase Plan"), covering up to 250,000 shares of Agritope common stock which Agritope employees may subscribe to purchase during offering periods to be established from time to time. The Compensation Committee of Agritope's board of directors was granted authority to determine the number of offering periods, the number of shares offered, and the length of each period. No more than three offering periods (other than Special Offering Subscriptions as defined in the Purchase Plan) may be set during each fiscal year. The purchase price for stock purchased under the Purchase Plan is the lesser of 85% of the fair market value of a share on the last trading day before the offering date established for the offering period and 85% of the fair market value of a share on the date the purchase period ends (or any earlier purchase date provided for in the Purchase Plan). No offerings were made in the year ended September 30, 1998. As of September 30, 1999, employees had subscribed to purchase 43,053 shares over a 24-month period at an initial price of $0.93 per share. During the year ended September 30, 1999, 754 shares, with a weighted-average fair market value of $2.93 per share, were issued at a price of $0.93 per share.

    VINIFERA STOCK AWARD PLAN. In 1993, Vinifera adopted a stock award plan, which was approved by Agritope as the sole shareholder of Vinifera. The plan provided for issuance of options to purchase up to 2,000,000 shares of Vinifera common stock. In 1993, Vinifera granted options to purchase 100,000 shares for $1.00 per share, a price equal to the market value as determined by Vinifera's board of directors. No options were granted from 1994 until 1999. In 1999, Vinifera granted options to purchase 525,000 shares for $1.50 per share, representing a discount of $0.50 from the market price as determined by the board of directors. As of September 30, 1999, options were outstanding to purchase 625,000 shares, at a weighted-average price of $1.42, of which options on 231,250 shares were exercisable, at a weighted-average price of $1.28. In accordance with APB 25, Vinifera will recognize compensation expense of $262,500 over a three-year vesting period. Amortization of such expense in 1999 amounted to $119,103.

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 6  STOCKHOLDERS' EQUITY (CONTINUED)
    As required by SFAS 123, the Company has computed, for pro forma disclosure purposes, the value of options granted and amortized over the vesting periods using the Black-Scholes option pricing model. The assumptions used for stock option grants were as follows:

FOR THE YEAR ENDED SEPTEMBER 30                                1999       1998       1997
-------------------------------                              --------   --------   --------
Risk-free interest rate....................................      5%         5%        --
Expected dividend yield....................................     --         --         --
Expected life (years)......................................      4          4         --
Expected volatility........................................     80%        55%        --

    The assumptions used for rights granted under the Employee Stock Purchase Plan in 1999 were a risk-free interest rate of 5%, an expected dividend yield of zero, an expected volatility of 80% and an expected life of 2 years.

    If the Company had accounted for its stock-based compensation plans in accordance with SFAS 123, the Company's net loss and net loss per share would have increased as follows:

FOR THE YEAR ENDED SEPTEMBER 30             1999          1998          1997
-------------------------------          -----------   -----------   -----------
Net loss:
As reported............................  $(4,675,406)  $(5,243,967)  $(8,690,599)
Pro forma..............................  $(5,937,886)  $(6,165,274)  $(8,690,599)

Net loss per share:
As reported............................  $     (1.15)  $     (1.42)  $     (3.23)
Pro forma..............................  $     (1.46)  $     (1.66)  $     (3.23)

NOTE 7  INCOME TAXES

    As of September 30, 1999, Agritope had net operating loss carryforwards of approximately $41.8 million and $28.9 million to offset federal and Oregon state taxable income, respectively. These net operating loss carryforwards will expire if not used by Agritope, as follows:

YEAR OF EXPIRATION                                     FEDERAL       OREGON
------------------                                   -----------   -----------
2004...............................................  $   111,000   $   111,000
2005...............................................      317,000       317,000
2006...............................................      941,000       941,000
2007...............................................    2,620,000     2,620,000
2008...............................................    6,733,000     4,847,000
2009...............................................    8,327,000     2,179,000
2010...............................................    8,477,000     3,765,000
2011...............................................    2,249,000     2,168,000
2012...............................................    4,284,000     4,284,000
2018...............................................    3,856,000     3,856,000
2019...............................................    3,840,000     3,840,000
                                                     -----------   -----------
Total..............................................  $41,755,000   $28,928,000

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 7  INCOME TAXES (CONTINUED)
    Significant components of Agritope's deferred tax asset were as follows:

SEPTEMBER 30                                           1999           1998
------------                                       ------------   ------------
Net operating loss carryforwards.................  $ 16,158,000   $ 14,636,000
Deferred compensation............................       784,000        631,000
Research and experimentation credit
  carryforwards..................................       542,000        522,000
Accrued expenses.................................       162,000        233,000
Other............................................       667,000        630,000
                                                   ------------   ------------
Gross deferred tax assets........................    18,313,000     16,652,000
Valuation allowance..............................   (18,313,000)   (16,652,000)
                                                   ------------   ------------
Net deferred tax asset...........................  $         --   $         --

    No benefit for Agritope's deferred tax assets has been recognized in the accompanying financial statements as they do not satisfy the recognition criteria set forth in SFAS 109. The valuation allowance increased by $1.7 million in 1999. The research and experimentation tax credit carryforwards will generally expire from 2004 through 2019 if not used by Agritope. Net operating loss and tax credit carryforwards incurred by Agritope through the date of the spin-off (see Note 1, The Company--Agritope Spin-off) continued as carryforwards of Agritope after the date of distribution. The issuance of voting stock following the spin-off may result in a change of ownership under federal tax rules and regulations. Upon occurrence of such a change in ownership, utilization of existing tax loss and tax credit carryforwards would be subject to cumulative annual limitations.

    The expected federal statutory tax benefit of $1.5 million for the year ended September 30, 1999 increased by approximately $177,000 for the effect of state and local taxes (net of federal impact), and decreased by approximately $1.7 million for the effect of the increase in valuation allowance, and by $6,000 for permanent differences consisting primarily of meals and entertainment.

    The consolidated financial statements include the financial results of Vinifera, a 57% owned subsidiary (see Note 1). However, the tax disclosures above do not include the deferred tax assets and related valuation allowance for Vinifera's carryforwards since Vinifera is not included in the consolidated group for tax purposes. Vinifera files its tax return separately on a stand-alone basis.

NOTE 8  RESEARCH AND DEVELOPMENT ARRANGEMENTS

    REVENUES. Revenues from research and development arrangements are included in the accompanying consolidated statements of operations under the caption "Grants and contracts." Expenses related to projects conducted under such arrangements are included under the caption

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 8  RESEARCH AND DEVELOPMENT ARRANGEMENTS (CONTINUED)
"Research and development costs." The activity related to these arrangements is summarized as follows:

YEAR ENDED SEPTEMBER 30                          1999        1998       1997
-----------------------                       ----------   --------   --------
Government research grants..................  $  313,876   $206,974   $ 30,228
Research projects with strategic partners...     734,216         --     52,770
Other.......................................          --     17,714     31,694
                                              ----------   --------   --------
                                              $1,048,092   $224,688   $114,692

Project related expenses....................  $1,331,356   $371,184   $272,309

    NATIONAL INSTITUTES OF STANDARDS AND TECHNOLOGY. In October 1997, Agritope was awarded a U.S. Department of Commerce matching grant totaling $990,022 through the Advanced Technology Program of the National Institute of Standards and Technology (NIST) and covering a three-year period. Agritope was awarded the grant for use in the application of its proprietary ripening control technology to certain tree fruits and bananas. Under terms of the grant, the NIST reimburses Agritope for 49% of direct costs incurred for the projects. As of September 30, 1999, $245,558 was available for future reimbursement under the grant.

    VILMORIN. On December 5, 1997, Agritope and Vilmorin entered into a research and development agreement covering certain vegetable and flower crops. Under the terms of the research agreement, Vilmorin will provide certain proprietary seed varieties and germplasm for use by Agritope in research and development projects to be funded by Vilmorin, in which Agritope technology, and possibly Vilmorin technology, will be applied to the various covered crops. The specific research projects to be conducted will be determined by agreement of the parties. Unless otherwise agreed, Vilmorin will pay, on a quarterly basis, all of Agritope's out-of-pocket expenses, including employee salaries and overhead, for each selected research project.

    Agritope and Vilmorin have agreed to negotiate in good faith the terms of future commercialization agreements applicable to any commercial-stage products that arise out of Vilmorin-funded research. If the parties are unable to agree, commercialization terms will be determined by binding arbitration.

    Vilmorin also agreed to provide additional funding totaling $1 million through the financing of research and development projects over a three-year period. As of September 30, 1999, Vilmorin had committed $298,607 to fund specified projects which are planned to be completed by June 2000. Agritope earned revenues of $497,800 for work completed for the Vilmorin projects in 1999. No revenues were earned in 1998 with respect to such projects.

    AGRINOMICS LLC. In July 1999, Agritope and Aventis CropScience S.A. ("Aventis CropScience") formed Agrinomics LLC ("Agrinomics") to conduct a research, development and commercialization program in the field of agricultural functional genomics. Agritope owns a 50% interest in Agrinomics and Aventis CropScience owns the remaining 50% interest. Aventis CropScience has agreed to make capital contributions in cash totaling $20 million over a five-year period, of which $5 million was contributed in 1999. Agritope contributed certain technology and a collection of seed generated using such technology. Agritope and Aventis CropScience will also perform research work at their respective facilities. In 1999, Agritope earned revenues of $236,416 for work performed for Agrinomics. The

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 8 RESEARCH AND DEVELOPMENT ARRANGEMENTS (CONTINUED) technology contributed to Agrinomics by Agritope had a zero basis for financial reporting purposes. Accordingly, Agritope has recorded its investment in Agrinomics as zero and will not include in its consolidated financial statements its proportionate share of the results of operations of Agrinomics until such time that Agritope makes capital contributions to Agrinomics, if ever. Summarized financial information for Agrinomics is as follows:

FINANCIAL POSITION AS OF SEPTEMBER 30, 1999
-------------------------------------------
Assets
Current assets
Cash and marketable securities..............................  $4,784,798
Other accounts receivable...................................      16,404
                                                              ----------
                                                               4,801,202

Property, plant and equipment...............................     142,940
                                                              ----------
Total assets................................................  $4,944,142

Liabilities and Members' Equity
Accounts payable, including $119,088 payable to Agritope....  $  180,682
Members' equity.............................................   4,763,460
                                                              ----------
Total liabilities and members' equity.......................  $4,944,142

OPERATING RESULTS FOR THE PERIOD FROM INCEPTION,
  JULY 1, 1999, THROUGH SEPTEMBER 30, 1999
------------------------------------------------------------
Operating expenses
Research and development....................................  $  242,369
Administration..............................................      17,037
                                                              ----------
                                                                 259,406
Interest earned.............................................      22,866
                                                              ----------
Net loss....................................................  $ (236,540)

NOTE 9  COMMITMENTS AND CONTINGENCIES

    Agritope leases office space and Vinifera leases office and greenhouse facilities under operating lease agreements, which require minimum annual payments as follows:

YEAR ENDING SEPTEMBER 30
------------------------
2000........................................................  $535,860
2001........................................................   544,936
2002........................................................   560,048
2003........................................................   326,140
2004........................................................    90,500

    Rent expense was $514,762, $556,717, and $326,388, for 1999, 1998 and 1997,
respectively.

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 9  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Agritope is also contingently liable for a lease that has been assigned to UAF which requires payments totaling $55,701 for the year ending September 30, 2000. During 1997, the Company accrued its contingent obligation under these leases as both UAF and Petals have defaulted on the related subleases. The corresponding charge of $744,109 is included in "Other, net" under the caption "Other income (expense), net" in the accompanying consolidated statements of operations for 1997.

NOTE 10  PROFIT SHARING AND SAVINGS PLANS

    EMPLOYEE STOCK OWNERSHIP PLAN. Agritope's board of directors adopted the Agritope, Inc. Employee Stock Ownership Plan ("ESOP") in November 1997. After the spin-off, all employees, except excluded classes, of Agritope and those of its affiliates that elect to participate, were eligible to participate in the ESOP. The employers' contribution to the ESOP each year, if any, will be determined by the Agritope board of directors, and may be made either in Agritope common stock or in cash. Contributions will be allocated to participants in proportion to their compensation. Contributions vest based on years of service over the first six years of employment, or upon the participant's earlier death, disability, or attainment of age 65. To date, no contributions have been declared.

    401(k) PROFIT SHARING PLAN. Agritope established the Agritope, Inc. 401(k) Profit Sharing Plan (the "401(k) Plan") in November 1997. All employees (including officers), other than excluded classes, are eligible to participate. Participants may contribute up to 17% of their cash compensation on a before-tax basis, subject to an annual maximum amount that is adjusted for the cost of living ($10,000 for 1999). The first 5% of a participant's compensation is eligible for a discretionary, pro-rata employer matching contribution which will be invested in Agritope common stock. Matching contributions vest based on years of service over the first six years of employment, or upon the participant's earlier death, disability, or attainment of age 65. In 1999 and 1998, Agritope made contributions of $40,456 and $40,502, respectively to the 401(k) Plan. The 401(k) plan holds 38,155 shares of Agritope common stock as of September 30, 1999.

    EPITOPE 401(k) PROFIT SHARING PLAN. Epitope established a profit sharing and deferred salary savings plan in 1986 and restated the plan in 1991. All Agritope employees were eligible to participate in the plan prior to the date of the spin off. During 1998 and 1997, respectively, Agritope was charged $8,196 and $33,063 by Epitope for its share of the matching contribution under the plan.

NOTE 11  SEGMENT INFORMATION

    In 1999, Agritope adopted Statement of Financial Accounting Standards
No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). Under SFAS 131, segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Agritope's chief operating decision-maker is the chief executive officer.

    Agritope is organized into two segments: The Research and Development segment develops improved plant products and provides technology to the agricultural industry. The Grapevine Propagation segment, operated by Vinifera, propagates, grows and distributes grapevine plants to the premium wine industry. It also provides disease testing and elimination services.

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 11  SEGMENT INFORMATION (CONTINUED)

    The accounting policies of the segments are the same as those described in
Note 2, Summary of Significant Accounting Policies. The Company has no revenues outside the United States. For information as to major customers, see Note 2 "Major Customer." Selected segment information is presented in the tables below:

                                                         RESEARCH AND    GRAPEVINE
                                                         DEVELOPMENT    PROPAGATION      TOTAL
                                                         ------------   -----------   -----------
YEAR ENDED SEPTEMBER 30, 1999
Revenues from external sources.........................  $ 1,048,092    $ 2,503,377   $ 3,551,469
Intersegment revenues..................................      180,296       (180,296)           --

Operating loss.........................................   (4,517,213)    (1,055,465)   (5,572,678)
Intersegment interest income (expense).................       40,288        (40,288)           --
Interest income........................................      102,543            199       102,742
Interest expense.......................................          (27)       (21,419)      (21,446)
Other income (expense).................................           --        166,365       166,365
                                                         -----------    -----------   -----------
Segment loss...........................................   (4,374,409)      (950,608)   (5,325,017)

Depreciation and amortization..........................      669,672        638,265     1,307,937
Expenditures for long-lived assets.....................      600,416        331,666       932,082
Segment assets.........................................    7,529,966      7,941,216    15,471,182

YEAR ENDED SEPTEMBER 30, 1998
Revenues from external sources.........................  $   224,688    $ 2,574,976   $ 2,799,664
Intersegment revenues..................................       70,869        (70,869)           --

Operating loss.........................................   (4,271,627)    (1,952,813)   (6,224,440)
Intersegment interest income (expense).................      271,612       (271,612)           --
Interest income........................................      224,350             --       224,350
Interest expense.......................................           --         (1,248)       (1,248)
Other income (expense).................................        6,450       (131,502)     (125,052)
                                                         -----------    -----------   -----------
Segment loss...........................................   (3,769,215)    (2,357,175)   (6,126,390)

Depreciation and amortization..........................      442,826        508,383       951,209
Expenditures for long-lived assets.....................    1,903,973        869,645     2,773,618
Segment assets.........................................    7,395,950      6,994,376    14,390,326

YEAR ENDED SEPTEMBER 30, 1997
Revenues from external sources.........................  $   114,692    $ 1,436,498   $ 1,551,190
Intersegment revenues..................................       52,217        (52,217)           --

Operating loss.........................................   (3,590,916)      (946,777)   (4,537,693)
Intersegment interest income (expense).................      231,757       (231,757)           --
Interest income........................................           --             --            --
Interest expense.......................................      (24,457)          (850)      (25,307)
Other income (expense).................................           --         (1,716)       (1,716)
                                                         -----------    -----------   -----------
Segment loss...........................................   (3,383,616)    (1,181,100)   (4,564,716)

Depreciation and amortization..........................      280,487        286,326       566,813
Expenditures for long-lived assets.....................    1,042,102      1,756,017     2,798,119
Segment assets.........................................    2,069,629      5,215,426     7,285,055

                        AGRITOPE, INC. AND SUBSIDIARIES

NOTE 11  SEGMENT INFORMATION (CONTINUED)
    RECONCILIATION OF LOSSES. The following table reconciles segment losses to consolidated net loss:

YEAR ENDED SEPTEMBER 30                                         1999          1998          1997
-----------------------                                  -----------   -----------   -----------
Segment losses.........................................  $(5,325,017)  $(6,126,390)  $(4,564,716)
Gain on sale of stock of Vinifera......................      289,603            --            --
Minority interest in Vinifera losses...................      360,008       882,423       274,369
Valuation loss.........................................           --            --    (2,258,080)
Debt conversion........................................           --            --    (1,216,654)
Other, net.............................................           --            --      (925,518)
                                                         -----------   -----------   -----------
Net loss...............................................  $(4,675,406)  $(5,243,967)  $(8,690,599)

                        AGRITOPE, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)

                                  ASSETS
                                                                6/30/00
                                                              ------------
Current assets
Cash and cash equivalents...................................  $  1,463,343
Trade accounts receivable, net..............................     1,046,141
Other accounts receivable...................................       379,041
Inventories.................................................     5,207,734
Prepaid expenses............................................       281,218
                                                              ------------
Total current assets........................................     8,377,477

Property and equipment, net.................................     3,110,110
Patents and proprietary technology, net.....................     1,871,923
Other assets and deposits...................................        42,752
                                                              ------------
                                                              $ 13,402,262

                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable............................................  $    605,338
Due to affiliate, net.......................................        16,913
Revolving line of credit....................................     1,484,000
Advances from minority shareholders of subsidiary...........       918,562
Current portion of installment notes payable................         4,576
Current portion of lease liability..........................        52,641
Deposits on customer orders.................................     1,159,938
Salaries, benefits and other accrued liabilities............       775,269
                                                              ------------
Total current liabilities...................................     5,017,237

Long-term portion of installment notes payable..............         3,036
Minority interest...........................................     1,698,925
Commitments and contingencies...............................            --

Stockholders' equity
Preferred stock, par value $.01
  10,000,000 shares authorized; 714,285 shares shares issued
  and outstanding...........................................         7,143
Common stock, par value $.01
  30,000,000 shares authorized; 4,130,697 shares issued and
  outstanding...............................................        41,307
Additional paid-in capital..................................    60,769,763
Accumulated deficit.........................................   (54,135,149)
                                                              ------------
                                                                 6,683,064

                                                              $ 13,402,262

                        AGRITOPE, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                                6/30/00       6/30/99
                                                              -----------   -----------
Revenues
Product sales...............................................  $ 2,830,954   $ 1,559,875
Government research grants..................................      290,565       230,191
Research projects with strategic partners...................      328,186       397,830
Research projects with affiliate............................    1,647,737            --
                                                              -----------   -----------
                                                                5,097,442     2,187,896
Costs and expenses
Product costs...............................................    2,662,856     1,540,101
Research and development expenses...........................    3,165,095     2,265,976
Selling, general and administrative expenses................    2,725,133     2,728,547
                                                              -----------   -----------
                                                                8,553,084     6,534,624

Loss from operations........................................   (3,455,642)   (4,346,728)

Other income (expense), net
Interest income.............................................      100,978       105,285
Interest expense............................................     (109,342)       (4,626)
Other, net..................................................      125,205       166,364
                                                              -----------   -----------
                                                                  116,841       267,023

Minority interest in subsidiary net loss....................      298,139       245,526
                                                              -----------   -----------
Net loss....................................................  $(3,040,662)  $(3,834,179)

Net loss per share (basic and diluted)......................  $      (.74)  $      (.94)

Weighted number of shares outstanding.......................    4,106,546     4,058,648

      CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                  (UNAUDITED)

                                                  PREFERRED    COMMON      ADDITIONAL      ACCUMULATED
                                                    STOCK      STOCK     PAID-IN CAPITAL     DEFICIT
                                                  ---------   --------   ---------------   ------------
Balances at September 30, 1999..................   $7,143     $40,706      $60,369,181     $(51,094,487)
Common stock issued as compensation--56,335
  shares........................................       --         563           86,160               --
Compensation expense for stock option grants....       --          --          314,759               --
Common stock issued upon exercise of stock
  options--3,750 shares.........................       --          38            9,963               --
Equity issuance costs...........................       --          --          (10,300)              --
Net loss for the period.........................       --          --               --       (3,040,662)
                                                   ------     -------      -----------     ------------
Balances at June 30, 2000.......................   $7,143     $41,307      $60,769,763     $(54,135,149)

                         AGRITOPE, INC AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                              -------------------------
                                                                6/30/00       6/30/99
                                                              -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $(3,040,662)  $(3,834,179)
Adjustments to reconcile net loss to net cash used in
  operating activities:
Depreciation and amortization...............................      988,496       984,939
Loss on sale of property....................................           --         3,637
Common stock issued as compensation for services............       86,723        40,456
Compensation expense for stock option grants................      353,285       316,920
Minority interest in subsidiary operating results...........     (298,139)     (245,526)
(Increase) decrease in accounts receivable..................     (904,515)      429,650
Decrease in net receivable from/payable to affiliate........      136,001            --
(Increase) in inventories...................................     (153,846)   (1,501,317)
(Increase) decrease in prepaid expenses.....................     (207,778)       60,934
Decrease in other assets and deposits.......................           --        18,658
Increase in accounts payable and accrued liabilities........      158,401       435,650
Increase (decrease) in deposits on customer orders..........      (13,365)      933,398
                                                              -----------   -----------
Net cash used in operating activities.......................   (2,895,399)   (2,356,780)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment.........................     (346,452)     (344,131)
Proceeds from sale of property..............................           --           900
Expenditures for patents and proprietary technology.........     (166,667)     (363,187)
                                                              -----------   -----------
Net cash used in investing activities.......................     (513,119)     (706,418)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt........................       (2,429)       (3,418)
Payments on long-term lease liability.......................      (88,294)     (269,694)
Proceeds from revolving line-of-credit......................       21,000     1,100,000
Advances from minority shareholders of subsidiary...........      737,946            --
Proceeds from issuance of stock.............................       10,001            --
Equity issuance costs.......................................      (10,300)      (11,308)
                                                              -----------   -----------
Net cash provided by (used in) financing activities.........      667,924       815,580

Net decrease in cash and cash equivalents...................   (2,740,594)   (2,247,618)
Cash and cash equivalents at beginning of period............    4,203,937     3,904,087
                                                              -----------   -----------
Cash and cash equivalents at end of period..................  $ 1,463,343   $ 1,656,469

                         AGRITOPE, INC AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1  THE COMPANY

    Agritope, Inc. is an Oregon-based agricultural functional genomics and biotechnology company that develops improved plant products and provides technology to the agricultural industry. Agrinomics LLC, a 50% owned subsidiary, conducts a functional genomics research program. Vinifera, Inc., a 57% owned subsidiary, offers superior grapevine plants to the premium wine industry together with disease testing and elimination services. Superior Tomato Associates, LLC, a 66 2/3% owned subsidiary, was formed to develop and market longer-lasting tomatoes.

    The condensed consolidated financial statements included herein are unaudited; however, in the opinion of management, the interim data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim periods. These condensed consolidated financial statements should be read in conjunction with the full-year financial statements and accompanying notes included in Agritope's 1999 Annual Report on Form-10-K. Results of operations for the nine-month period ended June 30, 2000 are not necessarily indicative of the results of operations expected for the full fiscal year.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION. The accompanying condensed consolidated financial statements of Agritope include the assets, liabilities, revenues and expenses of Agritope and its subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation.

    INVENTORIES. Inventories consisted principally of growing grapevine plants at Vinifera. The components of inventory are summarized as follows:

                                                               6/30/00
                                                              ----------
Operating supplies..........................................  $  144,070
Work-in-process.............................................     785,438
Finished goods..............................................   4,278,226
                                                              ----------
                                                              $5,207,734

    NET LOSS PER SHARE. Basic earnings per share and diluted earnings per share are computed using the methods prescribed by Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic earnings per share is calculated using the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed using the weighted-average number of common shares and dilutive common equivalent shares outstanding. Basic and diluted earnings per share are the same for all periods presented since Agritope was in a loss position in all periods. The

                         AGRITOPE, INC AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) following potentially dilutive securities are excluded from net loss per share calculations, as their effect would have been antidilutive:

                                                          6/30/00     6/30/99
                                                         ---------   ---------
Options to purchase common stock.......................  1,875,363   1,713,928
Warrants to purchase common stock......................    708,333     583,333
Convertible preferred stock............................    714,285     214,285
                                                         ---------   ---------
                                                         3,297,981   2,511,546

NOTE 3  SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental disclosure of cash flow information is as follows:

                                                             NINE MONTHS ENDED
                                                            -------------------
                                                            6/30/00    6/30/99
                                                            --------   --------
Cash paid during the period for interest..................  $109,342    $4,626

NOTE 4  AGRINOMICS LLC

    In July 1999, Agritope and Aventis CropScience S.A. formed Agrinomics LLC to conduct a research, development and commercialization program in the field of agricultural functional genomics. Agritope owns a 50% interest in Agrinomics and Aventis CropScience owns the remaining 50% interest. Aventis CropScience has agreed to make capital contributions in cash totaling $20 million over a five-year period, of which $5 million was contributed in 1999 and $4 million was contributed in July 2000. Agritope contributed certain technology and a collection of seed generated using such technology. Agritope and Aventis CropScience also perform research work at their respective facilities. The technology contributed to Agrinomics by Agritope had a zero basis for financial reporting purposes. Accordingly, Agritope has recorded its investment in Agrinomics as zero and will not include in its consolidated financial statements its proportionate share of the results of operations of

                         AGRITOPE, INC AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 4  AGRINOMICS LLC (CONTINUED)
Agrinomics until such time that Agritope makes capital contributions to Agrinomics, if ever. Summarized financial information for Agrinomics is as follows:

FINANCIAL POSITION                                              6/30/00
------------------                                            -----------
                                                              (UNAUDITED)
ASSETS
Current assets
Cash and marketable securities..............................  $1,949,331
Other accounts receivable...................................       2,174
Due from Agritope...........................................      16,913
Prepaid expenses............................................      10,000
                                                              ----------
                                                               1,978,418

Property, plant and equipment, net..........................   2,053,182
Patents and proprietary technology, net.....................      61,355
                                                              ----------
Total assets................................................  $4,092,955

LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Accounts payable............................................  $   11,591
Deferred revenue............................................     750,000
                                                              ----------
                                                                 761,591

Members' equity.............................................   3,331,364
                                                              ----------
Total liabilities and members' equity.......................  $4,092,955

                                                              NINE MONTHS
                                                                 ENDED
OPERATING RESULTS                                               6/30/00
-----------------                                             -----------
                                                              (UNAUDITED)
Research contract revenues..................................  $   750,000

Operating expenses
Research and development....................................    2,204,625
Administration..............................................      154,311
                                                              -----------
                                                                2,358,936
Interest earned.............................................      176,840
                                                              -----------
Net loss....................................................  $(1,432,096)

                         AGRITOPE, INC AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 5  SEGMENT INFORMATION

    Agritope is organized into two segments: The Research and Development segment develops improved plant products and provides technology to the agricultural industry. The Grapevine Propagation segment, operated by Vinifera, propagates and grows grapevine plants and distributes them to the premium wine industry. It also provides disease testing and elimination services.

                                         RESEARCH AND    GRAPEVINE
                                         DEVELOPMENT    PROPAGATION      TOTAL
                                         ------------   -----------   -----------
NINE MONTHS ENDED JUNE 30, 2000
Revenues from external sources.........  $ 2,266,488    $ 2,830,954   $ 5,097,442
Intersegment revenues..................           --             --            --

Operating loss.........................   (2,867,810)      (587,832)   (3,455,642)
Intersegment interest income
  (expense)............................           --             --            --
Interest income........................       97,685          3,293       100,978
Interest expense.......................           --       (109,342)     (109,342)
Other income...........................           --            535           535
                                         -----------    -----------   -----------
Segment loss...........................   (2,770,125)      (693,346)   (3,463,471)

Depreciation and amortization..........      488,940        499,555       988,495
Expenditures for long-lived assets.....      317,309        195,810       513,119
Segment assets.........................    5,057,460      8,345,803    13,403,263

                                          RESEARCH AND    GRAPEVINE
                                          DEVELOPMENT    PROPAGATION      TOTAL
                                          ------------   -----------   -----------
NINE MONTHS ENDED JUNE 30, 1999
Revenues from external sources..........   $  628,021    $1,559,875    $ 2,187,896
Intersegment revenues...................      154,296      (154,296)            --

Operating loss..........................   (3,542,908)     (803,820)    (4,346,728)
Intersegment interest income
  (expense).............................       40,288       (40,288)            --
Interest income.........................      105,285            --        105,285
Interest expense........................           --        (4,626)        (4,626)
Other income............................           --       166,364        166,364
                                           ----------    ----------    -----------
Segment loss............................   (3,397,335)     (682,370)    (4,079,705)

Depreciation and amortization...........      507,716       477,223        984,939
Expenditures for long-lived assets......      435,779       271,539        707,318
Segment assets..........................    5,043,687     7,808,938     12,852,625

                         AGRITOPE, INC AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 6  BORROWING ARRANGEMENTS

    ADVANCES TO VINIFERA FROM MINORITY SHAREHOLDERS. In September 1999, certain minority shareholders of Vinifera agreed to advance $519,000, interest-free to Vinifera. The amounts to be advanced are equal to the second installment payable by the shareholders to Agritope under certain stock purchase agreements and they are to be repaid to the shareholders on or before October 15, 2000.

    In March and May 1999, two minority shareholders agreed to advance up to $600,000, interest free to Vinifera. As of June 30, 2000, $400,000 of the total had been advanced to Vinifera and is included as a current liability in the accompanying financial statements.

    REVOLVING LINE OF CREDIT. In June 1999, Vinifera borrowed $1.1 million from a commercial bank under a revolving line of credit. The proceeds were used to finance inventory production and repay a $1 million line of credit advance by Agritope. The line provides for borrowings of up to $1.5 million, all of which was outstanding as of June 30, 2000. It is secured by Vinifera's inventories and accounts receivable and is guaranteed by one of Vinifera's minority shareholders. The line bears interest at the prime rate (9.5% as of June 30, 2000). It expires on November 1, 2000.

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                     AMONG:

                                 EXELIXIS, INC.
                            A DELAWARE CORPORATION;

                           ATHENS ACQUISITION CORP.,
                          A DELAWARE CORPORATION; AND

                                AGRITOPE, INC.,
                             A DELAWARE CORPORATION

                          ----------------------------

                         Dated as of September 7, 2000
                          ----------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                           PAGE
                                                                         --------
1.   Description Of Transaction........................................      1
     1.1   Merger of Merger Sub into the Company.......................      1
     1.2   Effect of the Merger........................................      1
     1.3   Closing; Effective Time.....................................      1
           Certificate of Incorporation and Bylaws; Directors and
     1.4     Officers..................................................      2
     1.5   Conversion of Shares........................................      2
     1.6   Closing of the Company's Transfer Books.....................      3
     1.7   Exchange of Certificates....................................      3
     1.8   Tax Consequences............................................      4
     1.9   Accounting Consequences.....................................      5
     1.10  Further Action..............................................      5
     1.11  Appraisal Rights............................................      5

2.   Representations And Warranties Of The Company.....................      5
     2.1   Due Organization; Subsidiaries; Etc.........................      5
     2.2   Certificate of Incorporation and Bylaws.....................      6
     2.3   Capitalization, Etc.........................................      6
     2.4   SEC Filings; Financial Statements...........................      7
     2.5   Absence of Changes..........................................      8
     2.6   Title to Assets.............................................     10
     2.7   Receivables; Customers......................................     11
     2.8   Real Property; Leasehold....................................     11
     2.9   Proprietary Assets..........................................     11
     2.10  Contracts...................................................     13
     2.11  Liabilities.................................................     15
     2.12  Compliance with Legal Requirements..........................     15
     2.13  Reserved....................................................     16
     2.14  Certain Business Practices..................................     16
     2.15  Governmental Authorizations.................................     16
     2.16  Tax Matters.................................................     16
     2.17  Employee and Labor Matters; Benefit Plans...................     17
     2.18  Environmental Matters.......................................     19
     2.19  Insurance...................................................     20
     2.20  Transactions with Affiliates................................     20
     2.21  Legal Proceedings; Orders...................................     21
           Authority; Inapplicability of Anti-takeover Statutes;
     2.22    Binding Nature of Agreement...............................     21
           Inapplicability of Section 2115 of California Corporations
     2.23    Code......................................................     21
     2.24  No Discussions..............................................     21
     2.25  Section 203 of the DGCL Not Applicable......................     22
     2.26  Company Rights Agreement....................................     22
     2.27  Vote Required...............................................     22
     2.28  Non-Contravention; Consents.................................     22
     2.29  Fairness Opinion; Financial Advisor.........................     23
     2.30  Full Disclosure.............................................     23

3.   Representations And Warranties Of Parent And Merger Sub...........     24
     3.1   Organization, Standing and Power............................     24
     3.2   Capitalization, Etc.........................................     24

                               TABLE OF CONTENTS

                                  (CONTINUED)


                                                                           PAGE
                                                                         --------
     3.3   SEC Filings; Financial Statements...........................     24
     3.4   Authority; Binding Nature of Agreement......................     24
     3.5   Non-Contravention; Consents.................................     25
     3.6   Valid Issuance..............................................     25
     3.7   Disclosure..................................................     25
     3.8   No Vote Required............................................     25

4.   Certain Covenants Of The Company..................................     25
     4.1   Access and Investigation....................................     25
     4.2   Operation of the Company's Business.........................     26
     4.3   No Solicitation.............................................     29

5.   Additional Covenants of the Parties...............................     30
     5.1   Registration Statement; Prospectus/Proxy Statement..........     30
     5.2   Company Stockholders' Meeting...............................     30
     5.3   Regulatory Approvals........................................     32
     5.4   Assumption of Stock Options; Termination of ESPP............     32
     5.5   Employee Benefits...........................................     33
     5.6   Indemnification of Officers and Directors...................     34
     5.7   Additional Agreements.......................................     34
     5.8   Disclosure..................................................     35
     5.9   Affiliate Agreements........................................     35
     5.10  Tax Matters.................................................     35
     5.11  Letter of the Company's Accountants.........................     35
     5.12  Listing.....................................................     36
     5.13  Resignation of Officers and Directors.......................     36
     5.14  Termination of Profit Sharing and Savings Plans.............     36
     5.15  No Amendment of Company Rights Agreement....................     36
     5.16  Operation of Parent's Business..............................     36

6.   Conditions Precedent To Obligations Of Parent And Merger Sub......     37
     6.1   Accuracy of Representations.................................     37
     6.2   Performance of Covenants....................................     37
     6.3   Effectiveness of Registration Statement.....................     37
     6.4   Stockholder Approval........................................     37
     6.5   Consents....................................................     37
     6.6   Agreements and Documents....................................     38
     6.7   Employees...................................................     38
     6.8   No Material Adverse Effect..................................     38
     6.9   HSR Act.....................................................     38
     6.10  Listing.....................................................     38
     6.11  No Restraints...............................................     38
     6.12  No Governmental Litigation..................................     38
     6.13  No Other Litigation.........................................     39
     6.14  Company Rights Agreement....................................     39

7.   Conditions Precedent To Obligation Of The Company.................     39
     7.1   Accuracy of Representations.................................     39

                               TABLE OF CONTENTS

                                  (CONTINUED)


                                                                           PAGE
                                                                         --------
     7.2   Performance of Covenants....................................     39
     7.3   Effectiveness of Registration Statement.....................     40
     7.4   Stockholder Approval........................................     40
     7.5   Documents...................................................     40
     7.6   HSR Act.....................................................     40
     7.7   Listing.....................................................     40
     7.8   No Restraints...............................................     40
     7.9   No Material Adverse Effect..................................     40

8.   Termination.......................................................     40
     8.1   Termination.................................................     40
     8.2   Effect of Termination.......................................     41
     8.3   Expenses; Termination Fees..................................     41

9.   Miscellaneous Provisions..........................................     42
     9.1   Amendment...................................................     42
     9.2   Waiver......................................................     42
     9.3   No Survival of Representations and Warranties...............     42
     9.4   Entire Agreement; Counterparts..............................     42
     9.5   Applicable Law; Jurisdiction................................     43
     9.6   Disclosure Schedule.........................................     43
     9.7   Attorneys' Fees.............................................     43
     9.8   Assignability...............................................     43
     9.9   Notices.....................................................     43
     9.10  Cooperation.................................................     44
     9.11  Construction................................................     44


                                    EXHIBITS

Exhibit A           --    Certain Definitions
Exhibit B           --    Form of Affiliate Agreement
Exhibit C           --    Form of Tax Representation Letter

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

    THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of September 7, 2000, by and among: EXELIXIS, INC., a Delaware corporation ("Parent"); ATHENS ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"); and AGRITOPE, INC., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

                                    RECITALS

    A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

    B. It is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For financial reporting purposes, it is intended that the Merger be accounted for as a "purchase."

    C. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and approved the Merger.

    D. In order to induce Parent to enter into this Agreement and to consummate the Merger, concurrently with the execution and delivery of this Agreement, certain stockholders who are directors, officers or represented on the board of directors of the Company are entering into voting agreements pursuant to which they are agreeing to vote in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement.

                                   AGREEMENT

    The parties to this Agreement, intending to be legally bound, agree as follows:

1.  DESCRIPTION OF TRANSACTION

    1.1 MERGER OF MERGER SUB INTO THE COMPANY. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

    1.2 EFFECT OF THE MERGER. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the "DGCL").

    1.3 CLOSING; EFFECTIVE TIME. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward LLP, located at Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California, at 10:00 a.m. on a date to be designated by Parent (the "Closing Date"), which shall be no later than the fifth business day after the satisfaction or waiver of the conditions set forth in Sections 6 and 7. Contemporaneously with or as promptly as practicable after the Closing, the parties hereto shall cause a properly executed certificate of merger conforming to the requirements of the DGCL (the "Certificate of Merger") to be filed with the Secretary of State of the State of Delaware. The Merger shall take effect at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger (the "Effective Time").

    1.4  CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND
OFFICERS.  Unless otherwise determined by Parent prior to the Effective Time:

        (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to substantially conform to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time;

        (b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to substantially conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

        (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

    1.5  CONVERSION OF SHARES.

        (a)  Subject to the other subsections of this Section 1.5 and
Section 1.11, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

            (i) any shares of Company Capital Stock then held by the Company or any Subsidiary of the Company (or held in the Company's treasury), together with any associated rights (the "Rights") issuable under that certain Rights Agreement, dated as of November 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as amended (the "Company Rights Agreement"), shall be canceled at the Effective Time, and no consideration shall be delivered in exchange therefor;

            (ii) any shares of Company Capital Stock then held by Parent, Merger Sub or any other Subsidiary of Parent shall be canceled at the Effective Time, and no consideration shall be delivered in exchange therefor;

            (iii) each share of the common stock, $0.001 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation; and

            (iv) except as provided in clauses "(1)" and "(2)" of this sentence and subject to Section 1.5(b), Section 1.5(c), Section 1.5(d) and Section 1.11, each share of Company Capital Stock then outstanding shall be converted into the right to receive that fraction of a share of Parent Common Stock equal to the "Exchange Ratio." The Exchange Ratio shall be equal to a fraction (rounded to the nearest fifth decimal point), (A) the numerator of which shall be equal to $14.00 and (B) the denominator of which shall be equal to the Parent Average Closing Price (as defined below); PROVIDED, HOWEVER, as follows:

                (1) In the event the Parent Average Closing Price shall be less than or equal to $40.00, then the Exchange Ratio shall be equal to 0.35 and

                (2) In the event the Parent Average Closing Price shall be greater than or equal to $50.00, then the Exchange Ratio shall be equal to 0.28.

For purposes of this Agreement, "Parent Average Closing Price" means the average of the closing sale price of a share of Parent Common Stock as reported on the Nasdaq National Market for the 20 trading days ending on, and including, the fifth trading day immediately preceding the Closing Date (rounded to the nearest hundredth).

        (b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted.

        (c) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company or under which the Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Surviving Corporation shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

        (d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and, upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.6) be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing sales price of a share of Parent Common Stock as reported on the Nasdaq National Market on the second day preceding the Closing Date.

    1.6  CLOSING OF THE COMPANY'S TRANSFER BOOKS.  At the Effective Time:
(a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall automatically be canceled, and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock (a "Company Stock Certificate") is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

    1.7  EXCHANGE OF CERTIFICATES.

        (a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company to act as exchange agent in the Merger (the "Exchange Agent"). As soon as practicable after the Effective Time, Parent shall deposit with the Exchange Agent (i) certificates representing the shares of Parent Common Stock issuable pursuant to this
Section 1 and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(d). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

        (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the record holders of Company Stock Certificates
(i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Upon surrender of a Company Stock

Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5 (and cash in lieu of any fractional share of Parent Common Stock) and (2) the Company Stock Certificate so surrendered shall be canceled. In the event of a transfer of ownership of Company Capital Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Company Stock Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this
Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section 1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond, if (and in the amount) required by the Exchange Agent in order to issue certificates for Parent Common Stock, and/or an indemnity agreement as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

        (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock which such holder has the right to receive upon surrender thereof until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

        (d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 360 days after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

        (e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

        (f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

    1.8 TAX CONSEQUENCES. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

    1.9 ACCOUNTING CONSEQUENCES. For financial reporting purposes, the Merger is intended to be accounted for as a "purchase."

    1.10 FURTHER ACTION. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

    1.11  APPRAISAL RIGHTS.

        (a) Notwithstanding anything to the contrary contained in this Agreement, any shares of Company Capital Stock that, as of the Effective Time, are or may become "dissenting shares" within the meaning of Section 262 of the DGCL ("Dissenting Shares"), shall not be converted into or represent the right to receive Parent Common Stock in accordance with Section 1.5 (or cash in lieu of fractional shares in accordance with Section 1.5(d)), and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL; PROVIDED, HOWEVER, that if the status of any such shares as Dissenting Shares shall not be perfected in accordance with Section 262 of the DGCL, or if any such shares shall lose their status as Dissenting Shares, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such status, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) Parent Common Stock in accordance with Section 1.5 (and cash in lieu of fractional shares in accordance with Section 1.5(d)).

        (b) The Company shall give Parent (i) prompt notice of any written demand received by the Company prior to the Effective Time to require the Company to purchase Dissenting Shares pursuant to Section 262 of the DGCL and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

2.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to and for the benefit of Parent and Merger Sub as follows:

    2.1  DUE ORGANIZATION; SUBSIDIARIES; ETC.

        (a) The Company has no Subsidiaries, except for the Entities identified in Part 2.1(a)(i) of the Company Disclosure Schedule; and neither the Company nor any of the other Entities identified in Part 2.1(a)(i) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in
Part 2.1(a)(ii) of the Company Disclosure Schedule. (The Company and each of its Subsidiaries are referred to collectively in this Agreement as the "Acquired Corporations.") Except as set forth in Part 2.1(a)(iii) of the Company Disclosure Schedule, none of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Except as set forth in Part 2.1(a)(iv) of the Company Disclosure Schedule, none of the Acquired Corporations has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

        (b) Except as set forth in Part 2.1(b) of the Company Disclosure Schedule, each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted;
(ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

        (c) Each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on such Acquired Corporation.

    2.2 CERTIFICATE OF INCORPORATION AND BYLAWS. The Company has delivered to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter or similar organizational documents of the respective Acquired Corporations, including all amendments thereto.

    2.3  CAPITALIZATION, ETC.

        (a) The authorized capital stock of the Company consists of: 30,000,000 shares of Company Common Stock, of which 4,141,591 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 10,000,000 shares of Company Preferred Stock, of which (i) 1,000,000 shares have been designated Series A Preferred Stock, of which 714,285 shares are issued and outstanding as of the date of this Agreement, and (ii) 30,000 shares have been designated Series B Junior Participating Preferred Stock, none of which are issued and are outstanding as of the date of this Agreement. Each share of Company Series A Preferred Stock is convertible into one share of Company Common Stock. The Company has not repurchased any shares of its capital stock. As of the date of this Agreement, the Company holds no shares of Company Capital Stock in its treasury. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are no shares of Company Capital Stock held by any of the other Acquired Corporations. Except as set forth in Part 2.3(a)(i) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of first offer or any similar right created by the Company or imposed under applicable law with respect to capital stock of the Company; (ii) none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Acquired Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock. No Company Common Stock, Company Preferred Stock or other securities of the Company, the Surviving Corporation, Parent or any of their respective affiliates will be subject to issuance pursuant to the Company Rights Agreement as a result of the Merger or the other transactions contemplated by this Agreement and the Voting Agreement, and no Distribution Date (as defined in the Company Rights Agreement) or Stock Acquisition Date (as defined in the Company Rights Agreement) shall have occurred as a result of the Merger or the other transactions contemplated by this Agreement and the Voting Agreement.

        (b)  As of the date of this Agreement, the Company has reserved:
(i) 2,000,000 shares of Company Common Stock for issuance under its 1997 Stock Award Plan (the "1997 Stock Award Plan") to employees, advisory board members, officers or directors of, or consultants to, the Company, of which options to acquire 1,900,743 shares of Company Common Stock have been granted and are outstanding; (ii) an additional 583,333 shares of Company Common Stock for issuance upon exercise of Company Common Stock Warrants; (iii) 125,000 shares of Company Series A Preferred Stock for issuance upon exercise of Company Preferred Stock Warrants and an additional 714,285 shares of Company Common Stock for issuance upon the conversion of the Company Series A Preferred Stock; (iv) an additional 250,000 shares of Company Common Stock for issuance pursuant to the Company's Employee Stock Purchase Plan (the "ESPP"); (v) no additional shares of Company Common Stock for issuance pursuant to the Company's 1997 Employee Stock Ownership Plan (the "ESOP"); and
(vi) all of the shares of Series B Junior Participating Preferred Stock for issuance upon exercise of the rights issued pursuant to the Company Rights Agreement. The Company has delivered to Parent as of the date hereof a true and complete list setting forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the particular plan (if any) pursuant to which such Company Option was granted; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedules (which applicable vesting schedule may be provided by means of a general description of the vesting schedules applicable to outstanding Company Options), and the extent to which such Company Option is vested and exercisable as of the date of this Agreement; and (vii) the date on which such Company Option expires. The Company has delivered to Parent accurate and complete copies of all stock option plans pursuant to which the Company has ever granted stock options, the forms of all stock option agreements evidencing such options. The Company has delivered to Parent accurate and complete copies of the Company Warrants. The exercise price of each Company Warrant as of the date of this Agreement is set forth in Part 2.3(b) of the Company Disclosure Schedule.

        (c)  Except as set forth in Section 2.3(b), there is no:
(i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) to the knowledge of the Company, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Acquired Corporations.

        (d) All outstanding shares of Company Common Stock, all outstanding shares of Company Series A Preferred Stock, all outstanding Company Options, all outstanding Company Warrants and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

        (e) Except as set forth in Part 2.3(e) of the Company Disclosure Schedule, all of the outstanding shares of capital stock or other ownership interests of the Entities identified in Part 2.1(a) of the Company Disclosure Schedule that have been issued to the Company have been duly authorized and are validly issued, are fully paid and nonassessable and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

    2.4  SEC FILINGS; FINANCIAL STATEMENTS.

        (a) The Company has delivered or made available (including through the SEC EDGAR system) to Parent accurate and complete copies of all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by the Company with the SEC since December 24, 1997 and all amendments thereto (the "Company SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed by the Company with the SEC have been so filed. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and
(ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        (b) The consolidated financial statements (including any related notes) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto;
(ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (iii) fairly present the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby.

        (c) The Company has delivered to Parent an unaudited consolidated balance sheet of the Company and its subsidiaries as of June 30, 2000 (the "Unaudited Interim Balance Sheet" and the "Unaudited Interim Balance Sheet Date") as filed by the Company in its Quarterly Report on Form 10-Q filed with the SEC, and the related unaudited consolidated statement of operations, statement of stockholders' equity and statement of cash flows of the Company and its subsidiaries for the nine months then ended. The financial statements referred to in this Section 2.4(c): (i) were prepared in accordance with generally accepted accounting principles applied on a basis consistent with the basis on which the financial statements referred to in Section 2.4(b) were prepared (except that such financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (ii) fairly present the consolidated financial position of the Company and its subsidiaries as of the Unaudited Interim Balance Sheet Date and the consolidated results of operations and cash flows of the Company and its subsidiaries for the periods covered thereby.

    2.5 ABSENCE OF CHANGES. Except as set forth in Part 2.5 of the Company Disclosure Schedule, since September 30, 1999:

        (a) there has not been any material adverse change in the business, condition, assets, liabilities, operations or results of operations of the Acquired Corporations taken as a whole, and no event has occurred, in either case that would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

        (b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of any of the Acquired Corporations (whether or not covered by insurance) that has had or would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

        (c) none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

        (d) except as reflected in the financial statements included in the Company SEC Documents filed from and after January 1, 2000, none of the Acquired Corporations has sold, issued or granted, or authorized the issuance or grant of, (i) any capital stock or other security (except for Company Common Stock issued upon the valid exercise of outstanding Company Options in accordance with the terms of the option agreement pursuant to which such Company Options are outstanding and shares of Company Common Stock to be issued pursuant to the ESPP or the ESOP), (ii) any option, call, warrant or right to acquire any capital stock or any other security (except
(A) for Company Options described in Section 2.3(b)(i), (B) subject to
Section 4.2(b)(ii), for future grants of options under the Company's stock option plans, and (C) pursuant to the ESPP or ESOP), or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

        (e) the Company has not amended or waived any of its material rights under, or permitted the acceleration of vesting under, (i) any provision of any of the Company's stock option plans, (ii) any provision of any agreement evidencing any outstanding Company Option, Company Warrant or other security or
(iii) any restricted stock purchase agreement;

        (f) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, and none of the Acquired Corporations has effected or been a party to any merger, consolidation, amalgamation, share exchange, business combination, recapitalization, reclassification of shares, stock split, division or subdivision of shares, reverse stock split, consolidation of shares or similar transaction;

        (g) none of the Acquired Corporations has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

        (h) except as reflected in the financial statements included in the Company SEC Documents filed from and after January 1, 2000 and except as contemplated by the Agrinomics LLC operating plan furnished to Parent on the date hereof, none of the Acquired Corporations has made any capital expenditure which, when added to all other capital expenditures made on behalf of the Acquired Corporations since September 30, 1999, exceeds $250,000 in the aggregate;

        (i) except as reflected in the Company SEC Documents filed from and after January 1, 2000, and except in the ordinary course of business and consistent with past practices, none of the Acquired Corporations has
(i) entered into or permitted any of the assets owned or used by it to become bound by any Material Contract (as defined in Section 2.10(a)), or (ii) amended or terminated, or waived any material right or remedy under, any Material Contract;

        (j) except as reflected in the financial statements included in the Company SEC Documents filed from and after January 1, 2000, none of the Acquired Corporations has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness exceeding in the aggregate $75,000;

        (k) except in the ordinary course of business and consistent with past practices or as set forth on Part 2.5(k) of the Company Disclosure Schedule, none of the Acquired Corporations has (i) acquired, leased or licensed any material right or other material asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any material right or other material asset to any other Person, or (iii) waived or relinquished any right;

        (l) except as reflected in the financial statements included in the Company SEC Documents filed from and after January 1, 2000, none of the Acquired Corporations has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except (i) for pledges of immaterial assets made in the ordinary course of business and consistent with past practices, (ii) for liens for current taxes which are not yet due and payable, and (iii) for easements, covenants, rights of way or other similar restrictions and imperfections of title which have not adversely affected in any material respect, and which are not reasonably expected to adversely affect in any material respect, the business or operations of any of the Acquired Corporations;

        (m) except as reflected in the financial statements included in the Company SEC Documents filed from and after January 1, 2000 or as set forth on
Part 2.5(m) of the Company Disclosure Schedule, none of the Acquired Corporations has (i) lent money to any Person, except for advances to employees for valid business purposes or loans for relocation expenses, in each case, in the ordinary course of business and consistent with past practices, or (ii) incurred or guaranteed any indebtedness for borrowed money;

        (n) except as set forth on Part 2.5(n) of the Company Disclosure Schedule, none of the Acquired Corporations has (i) established or adopted any Plan (as defined in Section 2.17(a)), or (ii) caused or permitted any Plan to be amended in any material respect;

        (o) none of the Acquired Corporations has paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, except
(i) pursuant to existing bonus plans and other Plans referred to in
Part 2.17(a) of the Company Disclosure Schedule; and (ii) for normal bonuses or increases in wages, salaries or commissions to non-officer employees in accordance with each Acquired Corporation's customary review process or otherwise in a manner consistent with each Acquired Corporation's past practices;

        (p) none of the Acquired Corporations has changed any of its methods of accounting or accounting practices in any material respect;

        (q) none of the Acquired Corporations has made any material Tax election;

        (r) none of the Acquired Corporations has commenced or settled any Legal Proceeding;

        (s) except as reflected in the Company SEC Documents filed from and after January 1, 2000, none of the Acquired Corporations has entered into any material transaction or taken any other material action that has had, or would reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations;

        (t) except as reflected in the Company SEC Documents filed from and after January 1, 2000, none of the Acquired Corporations has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices; and

        (u) except as reflected in the Company SEC Documents filed from and after January 1, 2000, none of the Acquired Corporations has agreed or committed to take any of the actions referred to in the foregoing subsections of this
Section 2.5.

    2.6 TITLE TO ASSETS. Except as set forth in Part 2.6 of the Company Disclosure Schedule, the Acquired Corporations own, and have good and valid title to, all tangible personal property purported to be owned by them, including: (i) all tangible personal property reflected on the Unaudited Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Unaudited Interim Balance Sheet); and (ii) all other assets reflected in the books and records of the Acquired Corporations as being owned by the Acquired Corporations. All of said items of tangible personal property are owned by the Acquired Corporations free and clear of any Encumbrances, except for (1) any lien for current taxes not yet due and payable, (2) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the tangible personal property subject thereto or materially impair the operations of any of the Acquired Corporations, (3) liens described in Part 2.6 of the Company Disclosure Schedule and (4) liens except as reflected in the Company SEC Documents filed from and after January 1, 2000.

    2.7 RECEIVABLES; CUSTOMERS. Except as set forth in Part 2.7(a) of the Company Disclosure Schedule, all existing accounts receivable of the Acquired Corporations (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since June 30, 2000 and have not yet been collected) represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business.
Part 2.7(b) of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each customer or other Person that accounted for (i) more than $175,000 of the consolidated gross revenues of the Acquired Corporations in the fiscal year ended September 30, 1999 or (ii) more than $250,000 of the consolidated gross revenues of the Acquired Corporations in the nine-month period ended June 30, 2000. Except as set forth in Part 2.7(c) of the Company Disclosure Schedule, the Company has not received any notice or other communication (in writing or otherwise), and, to the knowledge of the Company, has not received any other information, indicating that (a) any material customer is likely to cease dealing with the Company or (b) any material customer is dissatisfied in any material respect with the operation of any product, system or program currently maintained, sold or licensed by any of the Acquired Corporations or with any services performed by any of the Acquired Corporations since January 1, 1998.

    2.8 REAL PROPERTY; LEASEHOLD. All material items of equipment and other tangible assets owned by or leased to the Acquired Corporations are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Acquired Corporations in the manner in which such business is currently being conducted. None of the Acquired Corporations own any real property or any interest in real property, except for (i) the leaseholds created under the real property leases identified in Part 2.8(i) of the Company Disclosure Schedule and (ii) the land described in Part 2.8(ii) of the Company Disclosure Schedule to which the Company has good and marketable fee title and which is owned by the Company free and clear of any Encumbrances, except for the Encumbrances identified in Part 2.8(ii) of the Company Disclosure Schedule.

    2.9  PROPRIETARY ASSETS.

        (a) Part 2.9(a)(i) of the Company Disclosure Schedule sets forth, with respect to each Proprietary Asset owned by, licensed to or otherwise used by any of the Acquired Corporations in their business as planned or presently conducted and registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application. Part 2.9(a)(ii) of the Company Disclosure Schedule identifies and provides a brief description of each Proprietary Asset (excluding trade secrets) owned by any of the Acquired Corporations that is material to the business of the Acquired Corporations as planned or presently conducted.
Part 2.9(a)(iii) of the Company Disclosure Schedule identifies and provides a brief description of, and identifies any ongoing royalty or payment obligations in excess of $10,000 annually with respect to, each Proprietary Asset that is licensed or otherwise made available to any of the Acquired Corporations by any Person and is material to the business of the Acquired Corporations (except for any Proprietary Asset that is licensed to any Acquired Corporation under any third party software license generally available to the public), and identifies the Contract under which such Proprietary Asset is being licensed or otherwise made available to such Acquired Corporation. Except as set forth in
Part 2.9(a)(iv) of the Company Disclosure Schedule, the Acquired Corporations have good and valid title to, and exclusive ownership of or exclusive license to use, all of their Proprietary Assets identified or required to be identified in Parts 2.9(a)(i) and 2.9(a)(ii) of the Company Disclosure Schedule that are material to the conduct of the business of the Acquired Corporations, free and clear of all Encumbrances. All of the rights of the Acquired Corporations in all of such Proprietary Assets are freely transferable and the Acquired Corporations have a valid right to use, license and otherwise exploit all Proprietary Assets identified in

Part 2.9(a)(iii) of the Company Disclosure Schedule. Except as set forth in
Part 2.9(a)(v) of the Company Disclosure Schedule, none of the Acquired Corporations has developed jointly with any other Person any Acquired Corporation Proprietary Asset that is material to the business of the Acquired Corporations and with respect to which such other Person has any rights. Except as set forth in Part 2.9(a)(vi) of the Company Disclosure Schedule, there is no Acquired Corporation Contract pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Acquired Corporation Proprietary Asset.

        (b) Except as set forth in Part 2.9(b)(i) of the Company Disclosure Schedule, all such Proprietary Assets have been duly registered in, filed in or issued by the United States Patent and Trademark Office, the United States Register of Copyrights, or the corresponding offices of other jurisdictions as identified in the Company Disclosure Schedule, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations of the United States and each such jurisdiction and, except as stated in Part 2.9(b)(ii) of the Company Disclosure Schedule, all of the rights and Proprietary Assets of the Acquired Corporations thereunder are freely assignable without the consent of any person or entity and will be transferred or assigned to Parent and Merger Sub at Closing.

        (c) Part 2.9(c)(i) of the Company Disclosure Schedule sets forth all licenses or other agreements under which the Acquired Corporations are granted rights in Proprietary Assets. Except as set forth in Part 2.9(c)(ii), all said licenses or other agreements are in full force and effect, there is no material default by any Acquired Corporation or, to the knowledge of the Company, by any other party thereto, and, except as set forth in Part 2.9(c)(iii), all of the rights of the Acquired Corporations thereunder are freely assignable without the consent of any person or entity. Except as set forth in Part 2.9(c)(iv), to the knowledge of the Acquired Corporations and Parent, the licensors under said licenses and other agreements have and had all requisite power and authority to grant the rights purported to be conferred thereby. True and complete copies of all such licenses or other agreements, and any amendments thereto, have been provided to Parent.

        (d) The Acquired Corporations have taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all material Acquired Corporation Proprietary Assets (except Acquired Corporation Proprietary Assets whose value would be unimpaired by disclosure). Without limiting the generality of the foregoing, except as set forth in
Part 2.9(d) of the Company Disclosure Schedule, (i) each current or former employee of any Acquired Corporation who is or was involved in, or who has contributed to, the creation or development of any material Acquired Corporation Proprietary Asset has executed and delivered to such Acquired Corporation an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of the Company's Agreement Concerning Inventions, Discoveries, Improvements, Trade Secrets and Other Confidential Information previously delivered by the Company to Parent, and
(ii) each current and former consultant and independent contractor to any Acquired Corporation who is or was involved in, or who has contributed to, the creation or development of any material Acquired Corporation Proprietary Asset has executed and delivered to the Company an agreement (containing no material exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of the Company's Agreement Concerning Inventions, Discoveries, Improvements, Trade Secrets and Other Confidential Information previously delivered to Parent. No current or former employee, officer, director, stockholder, consultant or independent contractor has any right, claim or interest in or with respect to any Acquired Corporation Proprietary Asset.

        (e) To the knowledge of the Company: (i) all patents, trademarks, service marks and copyrights held by any of the Acquired Corporations are valid, enforceable and subsisting; (ii) none of the Acquired Corporation Proprietary Assets and no Proprietary Asset that is currently being developed by any of the Acquired Corporations (either by itself or with any other Person) misappropriates any Proprietary Asset owned or used by any other Person, and the use of Acquired Corporation Proprietary

Assets in their intended or contemplated manner does not require a license under or other rights to use any Proprietary Asset owned by any other Person;
(iii) none of the products, formula, compositions of matter, inventions, designs, technology, proprietary rights or other intellectual property rights or intangible assets that is or has been designed, created, developed, assembled, manufactured or sold by any of the Acquired Corporations is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person; (iv) none of the Acquired Corporations has received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; and (v) no other Person is infringing, misappropriating or making any unlawful or unauthorized use of any material Acquired Corporation Proprietary Asset.

        (f) To the knowledge of the Company, the Acquired Corporation Proprietary Assets constitute all the Proprietary Assets necessary to enable the Acquired Corporations to conduct their business in the manner in which such business is presently being conducted and is currently proposed to be conducted. Except as set forth in Part 2.9(f) of the Company Disclosure Schedule, none of the Acquired Corporations has (i) licensed any of the material Acquired Corporation Proprietary Assets to any Person on an exclusive basis, or
(ii) entered into any covenant not to compete or Contract limiting or purporting to limit the ability of any Acquired Corporation to exploit fully any material Acquired Corporation Proprietary Assets or to transact business in any market or geographical area or with any Person.

    2.10  CONTRACTS.

        (a) Part 2.10 of the Company Disclosure Schedule identifies each Acquired Corporation Contract that constitutes a "Material Contract" as of the date of this Agreement. For purposes of this Agreement, each of the following Contracts (to the extent that any of the Acquired Corporations has (or may have) any liability or obligation thereunder or with respect thereto after the date of this Agreement) shall be deemed to constitute a "Material Contract":

            (i) any Contract relating to the employment of, or the performance of services by, any employee or consultant (other than any offer letter provided to any employee of any of the Acquired Corporations which provides for "at will" employment); any Contract pursuant to which any of the Acquired Corporations is or may become obligated to make any severance, termination or similar payment to any current or former employee or director; and any Contract pursuant to which any of the Acquired Corporations is or may become obligated to make any bonus or similar payment (other than payments in respect of salary) in excess of $25,000 to any current or former employee or director;

            (ii) any Contract (A) with any customer of any of the Acquired Corporations except for standard purchase orders; or (B) with respect to the distribution or marketing of any product of any of the Acquired Corporations;

            (iii) any Contract relating to the acquisition, transfer, development, sharing or license of any Proprietary Asset (except for any Contract pursuant to which any Proprietary Asset is licensed by any of the Acquired Corporations to any Person on a non-exclusive basis);

            (iv) any Contract which provides for indemnification of any officer, director, employee or agent;

            (v) any Contract imposing any restriction on the right or ability of any Acquired Corporation (A) to compete with any other Person, (B) to acquire any material product or other asset or any services from any other Person,
(C) to solicit, hire or retain any Person as an employee, consultant or independent contractor, (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person, (E) to perform services for any other Person or (F) to transact business or deal in any other manner with any other Person;

            (vi) any Contract (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, other than pursuant to the Company Rights Agreement, Company Options, Company Warrants or the ESPP or the ESOP, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities or (C) providing any of the Acquired Corporations with any right of first refusal with respect to, or right to purchase or otherwise acquire, any securities;

            (vii) any Contract incorporating or relating to any guaranty, any warranty or any indemnity or similar obligation, except for Contracts entered into in the ordinary course of business;

            (viii)  any Contract relating to any currency hedging;

            (ix) any Contract imposing any confidentiality obligation on any of the Acquired Corporations other than nondisclosure agreements entered into in the ordinary course of business;

            (x) any Contract to which any Governmental Body is a party; and any other Contract directly or indirectly benefiting any Governmental Body (including any subcontract or other Contract between any Acquired Corporation and any contractor or subcontractor to any Governmental Body), except for Contracts entered into in the ordinary course of business for the license, maintenance or service of products;

            (xi) any Contract with obligations in excess of $50,000 that has a term of more than 60 days and that may not be terminated by an Acquired Corporation (without penalty) within 60 days after the delivery of a termination notice by such Acquired Corporation;

            (xii) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $50,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $50,000 in the aggregate;

            (xiii) any Contract requiring that any of the Acquired Corporations give any notice or provide any information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any Acquisition Transaction or similar transaction;

            (xiv) any Contract that (A) contemplates or involves the payment or delivery of cash or other consideration by any of the Acquired Corporations in an amount or having a value in excess of $100,000 in the aggregate,
(B) contemplates or involves the payment or delivery of cash or other consideration to any of the Acquired Corporations in an amount or having a value in excess of $100,000 in the aggregate or (C) contemplates or involves the performance of services by any of the Acquired Corporations having a value in excess of $100,000 in the aggregate;

            (xv) any Contract that could reasonably be expected to have a material effect on (A) the business, condition, capitalization, assets, liabilities, operations, financial performance or prospects of any of the Acquired Corporations or (B) the ability of the Company to perform any of its obligations under, or to consummate any of the transactions contemplated by, this Agreement; and

            (xvi) any Contract (not otherwise identified in clauses "(i)" through "(xv)" of this sentence), if a breach of such Contract could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

        (b) The Company has delivered to Parent and to Cooley Godward LLP an accurate and complete copy of (i) each Material Contract; (ii) each Acquired Corporation Contract (to the extent that any of the Acquired Corporations has (or may have) any liability or obligation thereunder or with respect thereto after the date of this Agreement) with any customer of any of the Acquired

Corporations; and (iii) each other Acquired Corporation Contract (not otherwise identified in clauses "(i)" and "(ii)" of this sentence) that is material to the business of any of the Acquired Corporations.

        (c) Each Acquired Corporation Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) applicable rules of law governing specific performance, injunctive relief and other equitable remedies, except where the failure to be valid and binding and in full force and effect would not individually or in the aggregate have a Material Adverse Effect on the Acquired Corporations.

        (d)  Except as set forth in Part 2.10(d) of the Company Disclosure
Schedule: (i) none of the Acquired Corporations has violated or breached, or committed any default under, any Acquired Corporation Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and, to the knowledge of the Company, no other Person has violated or breached, or committed any default under, any Acquired Corporation Contract, except for violations, breaches or defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;
(ii) to the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Acquired Corporation Contract, (B) give any Person the right to declare a default or exercise any remedy under any Acquired Corporation Contract, (C) give any Person the right to receive or require a rebate, chargeback or penalty under any Acquired Corporation Contract, (D) give any Person the right to accelerate the maturity or performance of any Acquired Corporation Contract, or (E) give any Person the right to cancel, terminate or modify any Acquired Corporation Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and (iii) since January 1, 1998, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Acquired Corporation Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

    2.11 LIABILITIES. None of the Acquired Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured, except for: (a) liabilities included in the Unaudited Interim Balance Sheet;
(b) normal and recurring current liabilities that have been incurred by the Acquired Corporations since June 30, 2000 in the ordinary course of business and consistent with past practices; and (c) liabilities described in Part 2.11 of the Company Disclosure Schedule.

    2.12 COMPLIANCE WITH LEGAL REQUIREMENTS. Except as set forth in Part 2.12 of the Company Disclosure Schedule, each of the Acquired Corporations is, and has at all times since January 1, 1998 been, in compliance with all applicable Legal Requirements (including, without limitation, applicable policies and regulations of (1) the United States Department of Agriculture regarding research, product development, transportation and commercial application of genetically engineered plants and plant products, (2) the Food and Drug Administration regarding plant products that are used for human or animal food,
(3) the Environmental Protection Agency regarding the field testing and commercial application of plants genetically engineered to contain pesticides, and (4) various other regulations promulgated under the Occupational Safety and Health Act, the Toxic Substances Control Act, the National Environmental Policy Act and other statutes related to water, air and environmental quality and import and export controls), except where the failure to comply with such Legal Requirements has not had, and based on applicable Legal Requirements as in effect on the date hereof would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations. Except as set forth in Part 2.12 of the Company Disclosure Schedule, since January 1, 1998, none of the Acquired Corporations has received any notice or other communication from any Governmental Body or other

Person regarding any actual or possible material violation of, or failure to comply with, any Legal Requirement.

    2.13  RESERVED.

    2.14 CERTAIN BUSINESS PRACTICES. None of the Acquired Corporations nor (to the knowledge of the Company) any director, officer, agent or employee of any of the Acquired Corporations has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,
(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or
(iii) made any other unlawful payment.

    2.15  GOVERNMENTAL AUTHORIZATIONS.

        (a) The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which such businesses are currently being conducted, except where the failure to hold such Governmental Authorizations has not had, and based on applicable Legal Requirements as in effect on the date hereof would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations. Each Acquired Corporation is, and at all times since January 1, 1998 has been, in substantial compliance with the terms and requirements of such Governmental Authorizations, except where the failure to be in compliance with the terms and requirements of such Governmental Authorizations has not had, and based on applicable Legal Requirements as in effect on the date hereof would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations. Since January 1, 1998, none of the Acquired Corporations has received any written notice from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization.

        (b) Part 2.15(b) of the Company Disclosure Schedule describes the material terms of each currently active grant, incentive or subsidy provided or made available to or for the benefit of any of the Acquired Corporations from any Governmental Body. Each of the Acquired Corporations is in full compliance with all of the terms and requirements of each currently active grant, incentive and subsidy identified or required to be identified in Part 2.15(b) of the Company Disclosure Schedule. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify, any currently active grant, incentive or subsidy identified or required to be identified in Part 2.15(b) of the Company Disclosure Schedule.

    2.16  TAX MATTERS.

        (a) Each Tax Return required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Acquired Corporation Returns") (i) has been or will be filed on or before the applicable due date, as extended by such Governmental Body, and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

        (b) The Acquired Corporations (i) had no unpaid Taxes as of June 30, 2000 and no benefit for the Acquired Corporations' deferred tax assets has been recognized and (ii) will not exceed by any amount the reserve for tax liability (rather than any reserve for deferred taxes established to reflect timing differences between book and tax income) as set forth on the Unaudited Interim Balance Sheet as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Acquired Corporations in filing their Tax Returns. Since September 30, 1999, none of the Acquired Corporations has incurred any liability for any Tax other than in the ordinary course of its business.

        (c) Except as set forth in Part 2.16(c) of the Company Disclosure Schedule, with respect to Tax Returns filed with respect to years ending on or before September 30, 1999, no Acquired Corporation Return has been audited, or to the knowledge of the Company examined, by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted which is still in effect (by any Acquired Corporation or any other Person), and no such extension or waiver has been requested from any Acquired Corporation.

        (d) No claim or Legal Proceeding is pending or, to the knowledge of the Company, has been threatened against or with respect to any Acquired Corporation in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Acquired Corporation with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Acquired Corporations and with respect to which adequate reserves for payment have been established on the Unaudited Interim Balance Sheet). There are no liens for material Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable. None of the Acquired Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code (or any comparable provision of state or foreign Tax laws). None of the Acquired Corporations has been, and none of the Acquired Corporations will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code (or any comparable provision under state or foreign Tax laws) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

        (e) Except as set forth in Part 2.16(e)(i) of the Company Disclosure Schedule, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) of the Code (or any comparable provision under state or foreign Tax laws). None of the Acquired Corporations is a party to any Contract to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code. Except as set forth in Part 2.16(e)(ii) of the Company Disclosure Schedule, none of the Acquired Corporations is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract. Except as set forth in Part 2.16(e)(iii) of the Company Disclosure Schedule, none of the Acquired Corporations is or has ever been a "distributing corporation" within the meaning of Section 355(a)(1) of the Code, and none of the Acquired Corporations has been a member of an affiliated group filing a consolidated federal income Tax Return other than a group the common parent of which was the Company.

    2.17  EMPLOYEE AND LABOR MATTERS; BENEFIT PLANS.

        (a) Part 2.17(a) of the Company Disclosure Schedule identifies each salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or material agreement, whether or not in writing, maintained, sponsored, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee of any of the Acquired Corporations or pursuant to which any of Parent, Merger Sub or any of the Acquired Corporations could incur liability. (All plans, programs and material agreements of the type referred to in the prior sentence are referred to in this Agreement as the "Plans.")

        (b) Except as set forth in Part 2.17(a) of the Company Disclosure Schedule, none of the Acquired Corporations maintains, sponsors or contributes to, and none of the Acquired Corporations has maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not excluded from coverage under specific Titles or Subtitles of ERISA), for the benefit of any current or former employee or director of any of the Acquired Corporations (a "Pension Plan").

        (c) Except as set forth in Part 2.17(a) of the Company Disclosure Schedule, none of the Acquired Corporations maintains, sponsors or contributes to any: (i) employee welfare benefit plan (as defined in Section 3(1) of ERISA), whether or not excluded from coverage under specific Titles or Subtitles of ERISA, for the benefit of any current or former employee or director of any of the Acquired Corporations (a "Welfare Plan"), or (ii) self-funded medical, dental or other similar Plan. None of the Plans identified in the Company Disclosure Schedule is a multiemployer plan (within the meaning of Section 3(37) of ERISA).

        (d)  With respect to each Plan, the Company has delivered to Parent:
(i) an accurate and complete copy of such Plan (including all amendments thereto); (ii) an accurate and complete copy of the annual report, if required under ERISA, with respect to such Plan for each of the last three years;
(iii) an accurate and complete copy of the most recent summary plan description, together with each Summary of Material Modifications, if required under ERISA, with respect to such Plan, (iv) if such Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof; (v) accurate and complete copies of all Contracts relating to such Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements; and (vi) an accurate and complete copy of the most recent opinion letter received from the Internal Revenue Service with respect to such Plan (if such Plan is intended to be qualified under Section 401(a) of the Code).

        (e) None of the Acquired Corporations is or has ever been required to be treated as a single employer with any other Person under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code. None of the Acquired Corporations has ever been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code. None of the Acquired Corporations has ever made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, resulting in "withdrawal liability," as such term is defined in Section 4201 of ERISA (without regard to any subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA).

        (f) None of the Acquired Corporations has any plan or commitment to create any Welfare Plan or any Pension Plan, or to modify or change any existing Welfare Plan or Pension Plan (other than to comply with applicable law) in a manner that would affect any current or former employee or director of any of the Acquired Corporations.

        (g) No Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee or director of any of the Acquired Corporations after any termination of service of such employee or director (other than (i) benefit coverage mandated by applicable law, including coverage provided pursuant to Section 4980B of the Code, (ii) deferred compensation benefits accrued as liabilities on the Unaudited Interim Balance Sheet, and (iii) benefits the full cost of which are borne by current or former employees or directors of any of the Acquired Corporations (or their beneficiaries)).

        (h) The provisions of Section 4980B of the Code ("COBRA") have been complied with in all material respects with respect to any Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code.

        (i) Except as set forth in Part 2.17(i) of the Company Disclosure Schedule, to the knowledge of the Company, each of the Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including ERISA and the Code.

        (j) Each of the Plans intended to be qualified under Section 401(a) of the Code has received a favorable opinion letter from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter could be revoked.

        (k) Except as set forth in Part 2.17(k) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of any of the Acquired Corporations (whether or not under any Plan), or materially increase the benefits payable or provided under any Plan, or result in any acceleration of the time of payment, provision or vesting of any such benefits. Without limiting the generality of the foregoing (and except as set forth in Part 2.17(k) of the Company Disclosure Schedule), the consummation of the Merger will not result in the acceleration of vesting of any unvested Company Options.

        (l) The Company has delivered to Parent on the date hereof a true and complete list identifying each employee of each of the Acquired Corporations as of the date of this Agreement, and correctly reflects, in all material respects, the current salary and any other compensation payable to such employee (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), such employee's employer, date of hire and position and the principal office of such employee. None of the Acquired Corporations is a party to any collective bargaining contract or other Contract with a labor union involving any of its employees. Except as identified on the list referenced in the first sentence of this Section, there has never been, and to the knowledge of the Company no Person has threatened to commence, any slowdown, work stoppage, labor dispute or union organizing activity or similar activity or dispute. Except as identified on the list referenced in the first sentence of this Section, all of the employees of the Acquired Corporations are "at will" employees.

        (m) Part 2.17(m) of the Company Disclosure Schedule identifies each employee of any of the Acquired Corporations who is not fully available to perform work because of disability or other leave and sets forth the basis of such disability (to the extent known by the Company) or leave and the anticipated date of such employee's return to full service.

        (n) Each of the Acquired Corporations is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters.

        (o) Each of the Acquired Corporations has good labor relations, and the Company has no knowledge of any facts indicating that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of any of the Acquired Corporations, or (ii) except as would not reasonably be expected to result in a Material Adverse Effect on the Acquired Corporations, any of the employees of any of the Acquired Corporations intends to terminate his or her employment with such Acquired Corporation.

    2.18 ENVIRONMENTAL MATTERS. Except as set forth in Part 2.18 of the Company Disclosure Schedule or as expressly disclosed in the Company SEC Documents filed on or after January 1, 2000, each of the Acquired Corporations is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by each of the Acquired Corporations of all permits and other Governmental Authorizations required of them under applicable Environmental Laws, and compliance in all material respects with the terms and conditions thereof. To the knowledge of the Company, since January 1, 1998, none of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that any of the Acquired Corporations is not in compliance in all material respects with any Environmental Law. To the knowledge of the Company, no current or prior owner of any property leased by any of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Government Body, citizens group, employee or otherwise, that alleges that such current or prior owner or any of the Acquired Corporations is not in compliance in all material respects with any Environmental Law. To the knowledge of the Company
(a) all property that is leased to or used by the Acquired Corporations, and all surface water, groundwater and soil associated with such property is free of any material environmental contamination of any nature, (b) none of the property leased to or used by any of the Acquired Corporations presently contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells, and (c) none of the property leased to or used by any of the Acquired Corporations presently contains any septic tanks in which process wastewater or any Materials of Environmental Concern have been disposed. To the knowledge of the Company, no Acquired Corporation has sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law (i) has been placed on the "National Priorities List" of hazardous waste sites or any similar state list,
(ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity, or (iii) is subject to a Legal Requirement to take "removal" or "remedial' action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up the site. For purposes of this Section 2.18: (A) "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health from Materials of Environmental Concern or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (B) "Materials of Environmental Concern" means chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is regulated by any Governmental Body with respect to the environment.

    2.19 INSURANCE. The Company has delivered to Parent a copy of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. Except as set forth in Part 2.19 of the Company Disclosure Schedule, each of such insurance policies is in full force and effect. Since January 1, 1998, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. The Company's workers' compensation insurance carrier estimated as of August 31, 2000 that the Acquired Corporations' aggregate liability for workers' compensation claims is less than $100,000, which claims are fully covered by insurance. The total dollar amount of the premiums paid by the Company for the three-year period ending
December 31, 2000 and the year ending December 31, 2001 with respect to the existing policy of directors' and officers' liability insurance maintained by the Company as of the date of this Agreement was $337,000 and $55,000, respectively.

    2.20 TRANSACTIONS WITH AFFILIATES. Except as set forth in the Company SEC Documents and Part 2.20 of the Company Disclosure Schedule, since the date of the Company's last proxy statement filed with the SEC, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 2.20 of the Company Disclosure

Schedule identifies each person who is (or who may be deemed to be) an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement.

    2.21  LEGAL PROCEEDINGS; ORDERS.

        (a) Except as set forth in Part 2.21 of the Company Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of the Company) no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Corporations or any of the assets owned or used by any of the Acquired Corporations and that, if adversely determined, would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

        (b) There is no material order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject. To the knowledge of the Company, no officer or key employee of any of the Acquired Corporations is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other key employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Corporations.

    2.22 AUTHORITY; INAPPLICABILITY OF ANTI-TAKEOVER STATUTES; BINDING NATURE OF AGREEMENT. The Company has the right, power and authority to enter into and to perform its obligations under this Agreement. The board of directors of the Company (at a meeting duly called and held on September 7, 2000) has
(a) determined (pursuant to a unanimous vote of all members of the board of directors of the Company) that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) authorized and approved (pursuant to a unanimous vote of all members of the board of directors of the Company) the execution, delivery and performance of this Agreement by the Company and approved (pursuant to a unanimous vote of all members of the board of directors of the Company) the Merger, (c) recommended (pursuant to a unanimous vote of all members of the board of directors of the Company) the adoption of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement by the stockholders of the Company and directed that this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting (as defined in Section 5.2) and (d) to the extent necessary, adopted (pursuant to a unanimous vote of all members of the board of directors of the Company) a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of those certain Voting Agreements of even date herewith (the "Voting Agreements") between Parent and each of the persons identified in
Part 2.22 of the Company Disclosure Schedule, the Board of Directors of the Company approved said Voting Agreements and the transactions contemplated thereby.

    2.23 INAPPLICABILITY OF SECTION 2115 OF CALIFORNIA CORPORATIONS CODE. The Company is not subject to Section 2115 of the California Corporations Code.

    2.24 NO DISCUSSIONS. None of the Acquired Corporations, and no Representative of any of the Acquired Corporations, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal.

    2.25 SECTION 203 OF THE DGCL NOT APPLICABLE. As of the date hereof and at all times on or prior to the Effective Time, the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement. Prior to the execution of those certain Voting Agreements of even date herewith between Parent and each of the Persons identified in Part 2.25 of the Company Disclosure Schedule, the Board of Directors of the Company approved said Voting Agreements and the transactions contemplated thereby.

    2.26 COMPANY RIGHTS AGREEMENT. The Company has amended the Company Rights Agreement to provide that (i) neither Parent nor Merger Sub, nor any affiliate of Parent or Merger Sub, shall be deemed to be an Acquiring Person (as defined in the Company Rights Agreement), (ii) neither a Distribution Date (as defined in the Company Rights Agreement) nor a Stock Acquisition Date (as defined in the Company Rights Agreement) shall be deemed to occur, (iii) the Rights will not separate from the Company Common Stock as a result of the execution, delivery or performance of this Agreement or the Voting Agreements or the consummation of the Merger or any of the other transactions contemplated hereby or thereby and
(iv) none of the Company, Parent, Merger Sub or the Surviving Corporation, nor any of their respective affiliates, shall have any obligations under the Company Rights Agreement to any holder (or former holder) of Rights as of or following the Effective Time.

    2.27 VOTE REQUIRED. The affirmative vote of the holders of a majority of the shares of Company Common Stock and the Company Series A Preferred Stock outstanding on the record date for the Company Stockholders' Meeting, voting together as a single class (the "Required Company Stockholder Vote"), is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement.

    2.28 NON-CONTRAVENTION; CONSENTS. Except as would not result in a Material Adverse Effect on the Acquired Corporations and except as may be required by the Exchange Act, the DGCL, the HSR Act and the National Association of Securities Dealers, Inc. Bylaws (as they relate to the Form S-4 Registration Statement and the Prospectus/Proxy Statement) ("NASD Bylaws") and except as set forth in
Part 2.28 of the Company Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement by the Company, nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement by the Company, will (with or without notice or lapse of time):

        (a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or similar organizational documents of any of the Acquired Corporations, or
(ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations;

        (b) contravene, conflict with or result in a violation of any Legal Requirement, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject;

        (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any of the assets owned or used by any of the Acquired Corporations;

        (d) except as set forth in Part 2.9(b)(iii) and Part 2.9(c)(iii) of the Company Disclosure Schedule, contravene, conflict with or result in a material violation or breach of, or result in a material default under, any provision of any Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Material Contract, (ii) accelerate the maturity or performance of any such Material Contract, or (iii) cancel, terminate or modify any term of such Material Contract; or

        (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Corporations (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations).

Except as may be required by the Exchange Act, the DGCL, the HSR Act and the NASD Bylaws and except as set forth in Part 2.28 of the Company Disclosure Schedule, none of the Acquired Corporations was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

    2.29 FAIRNESS OPINION; FINANCIAL ADVISOR. The Company's board of directors has received the written opinion of Prudential Vector Healthcare Group, financial advisor to the Company ("Financial Advisor"), dated the date of this Agreement, to the effect that the consideration to be received by the stockholders of the Company in the Merger is fair to the stockholders of the Company from a financial point of view. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid to and all indemnification and other agreements related to the engagement of the Financial Advisor. The total of all fees, commissions and other amounts that will be paid by the Acquired Corporations to the Financial Advisor if the Merger is consummated will not exceed the amount set forth in such agreements.

    2.30  FULL DISCLOSURE.

        (a) This Agreement (including the Company Disclosure Schedule) does not, and the certificate referred to in Section 6.6(e) will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

        (b) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Prospectus/Proxy Statement.

3.  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub represent and warrant to the Company as follows:

    3.1 ORGANIZATION, STANDING AND POWER. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on Parent or Merger Sub.

    3.2 CAPITALIZATION, ETC. The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock of Parent. As of July 31, 2000, 44,948,329 shares of Parent Common Stock were issued and outstanding. As of the date of this Agreement, no shares of preferred stock of Parent are outstanding. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As August 31, 2000, 2,300,971 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding stock options.

    3.3  SEC FILINGS; FINANCIAL STATEMENTS.

        (a) Parent has delivered or made available to the Company (including through the SEC EDGAR system) accurate and complete copies (excluding copies of exhibits) of each report, registration statement and definitive proxy statement filed by Parent with the SEC between April 7, 2000 and the date of this Agreement (the "Parent SEC Documents"). Since April 7, 2000, all statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC have been so filed. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        (b)  The financial statements contained in the Parent SEC Documents:
(i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments); and
(iii) fairly present the financial position of Parent as of the respective dates thereof and the results of operations of Parent for the periods covered thereby.

    3.4 AUTHORITY; BINDING NATURE OF AGREEMENT. Parent and Merger Sub have the absolute and unrestricted right, power and authority to perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    3.5 NON-CONTRAVENTION; CONSENTS. Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the Merger will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub,
(b) result in a default by Parent or Merger Sub under any Contract to which Parent or Merger Sub is a party, except for any default that has not had and will not have a Material Adverse Effect on Parent, or (c) result in a violation by Parent or Merger Sub of any order, writ, injunction, judgment or decree to which Parent or Merger Sub is subject, except for any violation that has not had and will not have a Material Adverse Effect on Parent. Except as may be required by the Securities Act, the Exchange Act, state securities or "blue sky" laws, the DGCL, the HSR Act, any foreign antitrust law or regulation and the NASD Bylaws (as they relate to the S-4 Registration Statement and the Prospectus/Proxy Statement), Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution, delivery or performance of this Agreement or the consummation of the Merger.

    3.6 VALID ISSUANCE. The Parent Common Stock to be issued in the Merger and to be issued upon exercise of the assumed Company Options and the assumed Company Warrants, if any, will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

    3.7 DISCLOSURE. None of the information supplied or to be supplied by or on behalf of Parent for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement.

    3.8 NO VOTE REQUIRED. No vote of the holders of Parent Common Stock is required to authorize the Merger.

4.  CERTAIN COVENANTS OF THE COMPANY

    4.1 ACCESS AND INVESTIGATION. During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent's Representatives with reasonable access to the Acquired Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the

Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall promptly provide Parent with copies of:

            (i) all material operating and financial reports prepared by the Company and its Subsidiaries for the Company's senior management, including
(A) copies of the unaudited quarterly consolidated balance sheets of the Acquired Corporations and the related unaudited quarterly consolidated statements of operations, statements of stockholders' equity and statements of cash flows and (B) copies of any sales forecasts, development plans and hiring reports prepared for the Company's senior management;

            (ii) any written materials or communications sent by or on behalf of the Company to its stockholders;

            (iii) any material notice, document or other communication sent by or on behalf of any of the Acquired Corporations to any party to any Acquired Corporation Contract or sent to any of the Acquired Corporations by any party to any Acquired Corporation Contract (other than any communication that relates solely to routine commercial transactions between any Acquired Corporation and the other party to any such Acquired Corporation Contract and that is of the type sent in the ordinary course of business and consistent with past practices);

            (iv) any notice, report or other document filed with or sent to any Governmental Body in connection with the Merger or any of the other transactions contemplated by this Agreement; and

            (v) any material notice, report or other document received by any of the Acquired Corporations from any Governmental Body.

    4.2  OPERATION OF THE COMPANY'S BUSINESS.

        (a) During the Pre-Closing Period: (i) the Company shall ensure that each of the Acquired Corporations conducts its business and operations (A) in the ordinary course and in accordance with past practices and (B) in substantial compliance with all applicable Legal Requirements and the material requirements of all Material Contracts; (ii) the Company shall use commercially reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and other employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Corporations; and (iii) the Acquired Corporations shall keep in full force or renew all insurance policies referred to in Section 2.19.

        (b) During the Pre-Closing Period, the Company shall not (without the prior written consent of Parent), and shall not permit any of the other Acquired Corporations to:

            (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

            (ii)  sell, issue, grant or authorize the issuance or grant of
(A) any capital stock or other security, (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that (1) the Company may issue (x) shares of Company Common Stock upon the valid exercise of Company Options or Company Common Stock Warrants outstanding as of the date of this Agreement, or (y) shares of Company Common Stock upon the valid conversion of Series A Preferred Stock outstanding as of the date of this Agreement or issued pursuant to the exercise of any Company Preferred Stock Warrant outstanding as of the date of this Agreement, or (z) pursuant to the ESPP or the ESOP, (2) the Company may issue shares of Company Series A Preferred Stock upon the valid exercise of Company Preferred Stock Warrants outstanding as of the date of this Agreement, and (3) the Company may issue, in the ordinary course of business and consistent with past practices, grant options under its stock option plans to purchase no more than a total of 5,000 shares of Company Common Stock to employees of the Acquired Corporations);

            (iii) amend or waive any of its rights under, or accelerate or permit the acceleration of the vesting under, any provision of any of the Company's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

            (iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, amalgamation, share exchange, business combination, recapitalization, reclassification of shares, stock split, division or subdivision of shares, reverse stock split, consolidation of shares or similar transaction;

            (v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

            (vi) make any capital expenditure (except that the Acquired Corporations may make capital expenditures contemplated by the Agrinomics LLC operating plan furnished to Parent on the date hereof or in the ordinary course of business and consistent with past practices that, when added to all other capital expenditures made on behalf of the Acquired Corporations during the Pre-Closing Period, do not exceed $150,000 in the aggregate);

            (vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by any Material Contract (except that the Acquired Corporations may enter into or become bound by Contracts and Material Contracts in the ordinary course of business and consistent with past practices);

            (viii) amend or terminate, or waive or exercise any material right or remedy under, any Material Contract, other than in the ordinary course of business consistent with past practices;

            (ix) (A) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in the ordinary course of business and consistent with past practices) or (B) waive or relinquish any material right;

            (x) make any pledge of any of assets or otherwise permit any asset of any Acquired Corporation to become subject to any Encumbrance, except
(i) for pledges of immaterial assets made in the ordinary course of business and consistent with past practices, (ii) for liens for current taxes which are not yet due and payable, and (iii) for easements, covenants, rights of way or other similar restrictions and imperfections of title which have not adversely affected in any material respect, and which are not reasonably expected to adversely affect in any material respect, the business or operations of any of the Acquired Corporations;

            (xi) lend money to any Person, or incur or guarantee any indebtedness (except that the Acquired Corporations may (A) make routine borrowings in the ordinary course of business and consistent with past practices under its current line of credit with Wells Fargo Bank, National Association; and (B) (in the ordinary course of business and consistent with past practices) make advances to employees for valid business purposes);

            (xii) establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (except that the Acquired Corporations may in the ordinary course of business and consistent with past practices (A) make routine, reasonable salary increases in connection with the Acquired Corporations' customary employee review process, (B) pay customary bonuses in accordance with existing bonus plans referred to in Part 2.17(a) of the Company Disclosure Schedule or new bonus or commission plans consistent with existing bonus and commission plans (including bonuses paid with respect to fiscal 2000 pursuant to the plan attached to the minutes of the meeting of the compensation committee of the board of directors of the Company, dated November 5, 1999, and the subsequent consent action of the compensation committee, dated November 30,
1999) and (C) make profit sharing or similar payments);

            (xiii) hire any employee at the level of vice president or above, or with an annual base salary in excess of $100,000;

            (xiv) change of its pricing policies, product return policies, product maintenance polices, service policies, product modification or upgrade policies, personnel policies or other business policies, or any of its methods of accounting or accounting practices in any material respect;

            (xv)  make any Tax election inconsistent with past practices;

            (xvi) commence, settle or take any other material action with respect to any Legal Proceeding;

            (xvii) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices; or

            (xviii) agree or commit to take any of the actions described in the foregoing subsections of this Section 4.2(b).

Without limiting any other provision of this Section 4.2(b), during the Pre-Closing Period, the Company agrees to consult with Parent a reasonable period of time prior to: (A) permitting any of the Acquired Corporations to enter into any Contract of the type referred to in Section 2.10(a)(iii), and
(B) hiring any employee who would not be subject to the provision of
Section 4.2(b)(xiii) (it being understood that the actions referred to in this sentence shall not require the prior written consent of Parent).

        (c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if
(A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to any of the Acquired Corporations. No notification given to Parent pursuant to this
Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

        (d) If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.2(c) requires any change in the Company Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Company Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Parent an update to the Company Disclosure Schedule specifying such change. No such update shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (ii) determining whether any of the conditions set forth in Section 6 has been satisfied.

    4.3  NO SOLICITATION.

        (a) Except as set forth on Part 4.3 of the Company Disclosure Schedule, the Company shall not directly or indirectly, and shall not authorize or permit any of the other Acquired Corporations or any Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal (including by amending, or granting any waiver under, the Company Rights Agreement) or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or
(v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; PROVIDED, HOWEVER, that prior to the approval of this Agreement by the Required Company Stockholder Vote, this Section 4.3(a) shall not prohibit the Company from furnishing nonpublic information regarding the Acquired Corporations to, or entering into discussions or negotiations with, any Person in response to a Superior Offer that is submitted to the Company by such Person (and not withdrawn) if (1) neither the Company nor any Representative of any of the Acquired Corporations shall have breached or taken any action inconsistent with any of the provisions set forth in this Section 4.3, (2) the board of directors of the Company concludes in good faith, after having taken into account the advice of its outside legal counsel, that failure to take such action is inconsistent with the Company's board of directors' fiduciary obligations to the Company's stockholders under applicable law, (3) at the same time the Company furnishes nonpublic information to, or enters into discussions or negotiations with, such Person, the Company gives Parent written notice of the identity of such Person and the fact that the Company is furnishing nonpublic information to, or entering into discussions or negotiations with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company and containing confidentiality and "standstill" provisions no less favorable to the Company than the "standstill" provisions contained in
Section 9 of that certain Confidentiality Agreement, dated May 24, 2000, between the Company and Parent (the "Confidentiality Agreement") and (4) at the same time the Company furnishes any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violations of the provisions set forth in this
Section 4.3(a) by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of this
Section 4.3 by the Company.

        (b) The Company shall promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the Acquired Corporations (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent informed with respect to the status of any such

Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

        (c) The Company and its Representatives shall immediately cease any existing discussions with any Person that relate to any Acquisition Proposal.

        (d) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which any of the Acquired Corporations is a party or under which any of the Acquired Corporations has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent. The Company also will promptly request each Person that has executed, on or after January 1, 1999, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of any of the Acquired Corporations.

5.  ADDITIONAL COVENANTS OF THE PARTIES

    5.1  REGISTRATION STATEMENT; PROSPECTUS/PROXY STATEMENT.

        (a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Prospectus/Proxy Statement, and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Prospectus/Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Prospectus/ Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company will use commercially reasonable efforts to cause the Prospectus/Proxy Statement to be mailed to its stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Parent and the Company shall promptly furnish to the other information concerning Parent or the Company or their respective stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to any of the Acquired Corporations or Parent occurs, or if either party becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Prospectus/Proxy Statement, then such party shall promptly inform the other party thereof and shall cooperate in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

        (b) Prior to the Effective Time, Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders' Meeting; PROVIDED, HOWEVER, that Parent shall not be required (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (ii) to file a general consent to service of process in any jurisdiction.

    5.2  COMPANY STOCKHOLDERS' MEETING.

        (a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of Company Common Stock to consider, act upon and vote upon the adoption and approval of this Agreement (the "Company Stockholders' Meeting"). The Company Stockholders' Meeting will be held on a date selected by the Company as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act so long as such Form S-4 Registration Statement remains in effect and not subject to any stop orders during such 45-day period; PROVIDED, HOWEVER, that notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholder's Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to the Company's stockholders in advance of a vote on the Merger Agreement or, if as of the time for which the Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting. The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with such Company Stockholders' Meeting are solicited, in compliance with all applicable Legal Requirements. The Company's obligation to call, give notice of, convene and hold its respective Stockholders' Meeting in accordance with this
Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the board of directors of the Company with respect to the Merger.

        (b) Subject to Section 5.2(c): (i) the board of directors of the Company shall unanimously recommend that the Company's stockholders vote in favor of and adopt this Agreement at the Company Stockholders' Meeting (the recommendation of the Company's board of directors that the Company's stockholders vote in favor of and adopt this Agreement being referred to as the "Company Board Recommendation"); (ii) the Proxy Statement shall include the Company Board Recommendation; and (iii) neither the board of directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Parent, the Company Board Recommendation. For purposes of this Agreement, the Company Board Recommendation shall be deemed to have been modified in a manner adverse to Parent if the Company Board Recommendation shall no longer be unanimous.

        (c) Nothing in Section 5.2(b) shall prevent the board of directors of the Company from withdrawing, amending or modifying the Company Board Recommendation at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote if (i) a Superior Offer is made to the Company and is not withdrawn, (ii) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.3, (iii) the board of directors of the Company concludes in good faith, after having taken into account the advice of the Company's outside legal counsel, that failure to take such action is inconsistent with its fiduciary obligations to the Company's stockholders under applicable law, and (iv) the Company provides Parent with reasonable prior notice of any meeting of the Company's board of directors at which such board of directors is expected to consider such Superior Offer. Nothing contained in this Section 5.2 shall limit the Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting (regardless of whether the Company Board Recommendation shall have been withdrawn, amended or modified).

    5.3 REGULATORY APPROVALS. Each party shall use commercially reasonable efforts to file, as promptly as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act, if any, in connection with the Merger. The Company and Parent shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding, and (3) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Merger. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any Legal Proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law or any other similar Legal Proceeding, each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

    5.4  ASSUMPTION OF STOCK OPTIONS; TERMINATION OF ESPP.

        (a) Subject to Section 5.4(b), at the Effective Time, all rights with respect to Company Common Stock under each Company Option then outstanding shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the stock option plan under which it was issued, the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share, (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio and rounding up to the nearest whole cent and (iv) any restriction on the exercise of any such Company Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; PROVIDED, HOWEVER, that each Company Option assumed by Parent in accordance with this Section 5.4(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction subsequent to the Effective Time. Parent shall file with the SEC, within 30 days after the date on which the Merger becomes effective, a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the Company Options assumed by Parent in accordance with this Section 5.4(a). As soon as practicable after the Effective Time (but in no event later than 30 days thereafter), Parent shall deliver to each holder of a Company Option an appropriate notice setting forth such holder's rights with respect to such Company Option and indicating that such Company Option shall continue in effect on the same terms and conditions as were in effect immediately prior to the Effective Time (subject to the adjustments required pursuant to Section 5.4(a)).

        (b)  Notwithstanding anything to the contrary contained in this
Section 5.4, in lieu of assuming outstanding Company Options in accordance with
Section 5.4(a), Parent may, at its election, cause such outstanding Company Options to be replaced by issuing replacement stock options with terms no less favorable in substitution therefor ("Replacement Options"). The vesting schedule of any Replacement Option shall be the same as that of the option being replaced. The number of shares of Parent Common Stock subject to a Replacement Option, as well as the per share exercise price of such Replacement Option, shall be determined in the manner specified in Section 5.4(a). If Parent elects to substitute Replacement Options in lieu of assuming outstanding Company Options, Parent shall take all corporate action necessary to approve the Replacement Options described in this Section 5.4(b) in a manner qualifying under Section 424(a) of the Code and shall deliver an agreement evidencing such Replacement Options to each applicable holder of a Company Option within 30 days after the Effective Time. Shares of Parent Common Stock issuable pursuant to the Replacement Options granted pursuant to this Section 5.4(b) shall be registered on the Form S-8 Registration Statement referred to in
Section 5.4(a).

        (c) Prior to the Effective Time, the Company shall take all action that may be necessary (under the plans pursuant to which Company Options are outstanding and otherwise) to effectuate the provisions of this Section 5.4 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.4.

        (d) As of the Effective Time, the ESPP shall be terminated. The rights of participants in the ESPP with respect to any offering period then underway under the ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be required pursuant to the ESPP to reflect the reduced offering period but otherwise treating such offering period as a fully effective and completed offering period for all purposes of such Plan. Prior to the Effective Time, the Company shall take all actions that are necessary to give effect to the transactions contemplated by this
Section 5.4(d); PROVIDED, HOWEVER, that the change in the offering period referred to in this Section 5.4(d) shall be conditioned upon the consummation of the Merger.

    5.5 EMPLOYEE BENEFITS. Parent agrees that all employees of the Acquired Corporations who continue employment with Parent after the Effective Time shall be eligible to participate in Parent's health, vacation and other employee benefit plans, to the same extent as employees of Parent in similar positions and at similar grade levels (it being understood that such employees' shall be eligible to begin to participate (i) in Parent's employee stock purchase plan upon the commencement of the first new offering period that commences following the Effective Time, and (ii) in Parent's other employee benefit plans in accordance with the terms of such plans; PROVIDED, HOWEVER, (A) that in the case of plans for which the Company maintains a plan offering the same type of benefit, such eligibility need not be offered by Parent until the corresponding plan of the Company ceases to be available after the Effective Time),
(B) nothing in this Section 5.5 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health and/or welfare benefit plan at any time and (C) if Parent or the Surviving Corporation terminates any such health and/or welfare benefit plan, then, subject to any appropriate transition period, the continuing Company employees shall be eligible to participate in Parent's health, vacation and other non-equity based employee benefit plans, to substantially the same extent as similarly situated employees of Parent. As soon as administratively feasible following the Effective Time, Parent agrees to take whatever action is necessary to transition Company employees into Parent's employee benefits plans as contemplated by the first sentence of this Section 5.5. Further, until such time that the continuing Company employees are covered under an employee benefit plan of Parent, they shall continue to be covered under the corresponding Company Plan that offers the same type of benefit. Parent also agrees to provide each such continuing employee with full credit for service as an employee of the Company or any affiliate thereof prior to the Effective Time for the following purposes only: for purposes of eligibility, vesting and determination of the level of benefits under any employee benefit plan or arrangement maintained by Parent, including Parent's 401(k) plan, and for Parent's vacation program. Notwithstanding the foregoing, to the extent permitted by law, Parent reserves the right to enforce, on a nondiscriminatory basis, any otherwise applicable pre-existing condition limitation under its medical plan with respect to any Company employee who does not enroll in Parent's medical plan at the time Parent's medical plan is first made available to such Company employee. Nothing in this Section 5.5 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation and, subject to any other binding agreement between an employee and Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation, the employment of each continuing Company employee shall be "at will" employment. The Company agrees to take (or cause to be taken) all actions necessary or appropriate to terminate, effective immediately prior to the Effective Time, any employee benefit plan sponsored by any of the Acquired Corporations (or to which any of the Acquired Corporations participates) that is intended to qualify under Section 401(a) of the Code.

    5.6  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

        (a) All rights to indemnification existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the "Indemnified Persons") for acts and omissions occurring prior to the Effective Time, as provided in the Company's Bylaws (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Persons (as in effect as of the date of this Agreement), shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent available under Delaware law for a period of five years from the Effective Time.

        (b) If the Surviving Corporation does not have sufficient capital to comply with its obligations under Section 5.6, Parent shall provide the Surviving Corporation with such capital.

        (c) This Section shall survive the consummation of the Merger, is intended to benefit the indemnified parties, shall be binding upon all successors and assigns of the Surviving Corporation and Parent and shall be enforceable by the indemnified parties.

        (d) Parent shall provide, for a period ending on December 31, 2006, to the Company's directors and officers immediately prior to the Closing an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is on terms and conditions substantially similar to the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the most comparable coverage.

    5.7  ADDITIONAL AGREEMENTS.

        (a) Subject to Section 5.7(b), Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to effectuate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.7(b), each party to this Agreement
(i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

        (b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Corporations to dispose of any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Corporations to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any technology or other Proprietary Asset, or to commit to cause any of the Acquired Corporations to license or otherwise make available to any Person any technology or other Proprietary Asset; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Corporations to hold separate any assets or operations; or (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Corporations.

    5.8 DISCLOSURE. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Subsidiaries or any Representative of any of the Acquired Corporations to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) Parent shall have approved such disclosure or (b) the Company shall have been advised by its outside legal counsel that such disclosure is required by applicable law.

    5.9 AFFILIATE AGREEMENTS. The Company shall use commercially reasonable efforts to cause each Person identified in Part 2.20 of the Company Disclosure Schedule and each other Person who is or becomes (or may be deemed to be) an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company to execute and deliver to Parent, prior to the date of the mailing of the Prospectus/Proxy Statement to the Company's stockholders, an Affiliate Agreement in the form of Exhibit B.

    5.10 TAX MATTERS. At or prior to the filing of the Form S-4 Registration Statement, the Company and Parent shall execute and deliver to Cooley Godward LLP and to Tonkon Torp LLP tax representation letters in the form attached hereto as Exhibit C. Parent, Merger Sub and the Company shall each confirm to Cooley Godward LLP and to Tonkon Torp LLP the accuracy and completeness as of the Effective Time and thereafter, where relevant, of the tax representation letters delivered pursuant to the immediately preceding sentence. Parent and the Company shall use commercially reasonable efforts prior to the Effective Time to cause the Merger to qualify as a tax free reorganization under
Section 368(a)(1) of the Code. Following delivery of the tax representations letters pursuant to the first sentence of this Section 5.10, each of Parent and the Company shall use its commercially reasonable efforts to cause Cooley Godward LLP and Tonkon Torp LLP, respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this
Section 5.10. The parties hereto shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, and neither Parent, Merger Sub nor the Company shall take any action prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization.

    5.11 LETTER OF THE COMPANY'S ACCOUNTANTS. The Company shall use commercially reasonable efforts to cause to be delivered to Parent and the Company a "comfort" letter prepared by Arthur Andersen in accordance with Statement of Auditing Standards No. 72 "Letters For Underwriters and

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Certain Other Requesting Parties," subject to receipt by Arthur Andersen of a customary representation letter from Parent, dated no more than two business days before the date on which the Form S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent and the Company), that is customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form S-4 Registration Statement.

    5.12 LISTING. Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for listing as of the Effective Time (subject to notice of issuance) on the Nasdaq National Market.

    5.13 RESIGNATION OF OFFICERS AND DIRECTORS. The Company shall use commercially reasonable efforts to obtain and deliver to Parent on or prior to the Closing the resignation of each officer and director from positions as an officer and director of each of the Acquired Corporations.

    5.14 TERMINATION OF PROFIT SHARING AND SAVINGS PLANS. To the extent requested by Parent, the Company shall ensure that the ESOP and the Company's 401(k) Profit Sharing Plan be terminated immediately prior to the Effective Time.

    5.15 NO AMENDMENT OF COMPANY RIGHTS AGREEMENT. Except as expressly required by Section 6.15 or permitted by Section 4.3, prior to the Closing, Company and its Board of Directors shall not amend or modify or take any other action with regard to the Company Rights Agreement in any manner or take another action so as to (i) render the Company Rights Agreement inapplicable to any transaction(s) other than the Merger and other transactions contemplated by this Agreement, or (ii) permit any person or group who would otherwise be an Acquiring Person (as defined in the Company Rights Agreement) not to be an Acquiring Person, or (iii) provide that a Distribution Date (as such term is defined in the Company Rights Agreement) or similar event does not occur by reason of the execution of any agreement or transaction other than this Agreement and the Merger and the agreements and transactions contemplated hereby and thereby, or (iv) except as specifically contemplated by this Agreement, otherwise affect the rights of holders of Rights.

    5.16  OPERATION OF PARENT'S BUSINESS.

        (a) During Pre-Closing Period, Parent shall, and shall cause the respective Representatives of Parent to: (a) provide the Company and the Company's Representatives with reasonable access to Parents' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent; and (b) provide the Company and the Company's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Parent, and with such additional financial, operating and other data and information regarding Parent, as the Company may reasonably request.

        (b) During the Pre-Closing Period, Parent shall promptly notify the Company in writing of: (i) the discovery by Parent of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Parent in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Parent in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or
(B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Parent; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on Parent. Without limiting the generality of the foregoing, Parent shall promptly advise the Company in writing of any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to it. No notification given to the Company pursuant to this Section 5.16(b) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement.

        (c) During the Pre-Closing Period, Parent shall not amend or permit the adoption of any amendment to its certificate of incorporation or bylaws if such amendment materially adversely affects the rights of the stockholders of the Company.

6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

    The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

    6.1  ACCURACY OF REPRESENTATIONS.

        (a) The representations and warranties of the Company contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

        (b) The representations and warranties of the Company contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and could not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations; PROVIDED, HOWEVER, that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded.

    6.2 PERFORMANCE OF COVENANTS. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

    6.3 EFFECTIVENESS OF REGISTRATION STATEMENT. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

    6.4 STOCKHOLDER APPROVAL. This Agreement shall have been duly adopted, and the Merger and the other transactions contemplated by this Agreement shall have been duly approved, by the Required Company Stockholder Vote, and stockholders holding no more than 10% of the outstanding shares of the Company Capital Stock shall have exercised appraisal rights pursuant to Section 262 of the Delaware General Corporation Law.

    6.5 CONSENTS. All Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement (i) from Government Entities, (ii) identified on Schedule 6.5 hereto or (iii) if failure to obtain such Consents would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, shall have been obtained and shall be in full force and effect.

    6.6 AGREEMENTS AND DOCUMENTS. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

        (a) Affiliate Agreements in the form of Exhibit B, executed by each Person who would reasonably be deemed to be an "affiliate" of the Company (as that term is used in Rule 145 under the Securities Act);

        (b) a letter from Arthur Andersen, dated as of the Closing Date and addressed to Parent and the Company, reasonably satisfactory in form and substance to Parent, updating the "comfort" letter referred to in Section 5.11;

        (c) a legal opinion of Cooley Godward LLP dated as of the Closing Date and addressed to Parent, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that (i) in rendering such opinion, Cooley Godward LLP may rely upon the tax representation letters referred to in Section 5.10 and (ii) if Cooley Godward LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if Tonkon Torp LLP renders such opinion to Parent); and

        (d) a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 6.1, 6.2,
6.4 and 6.5 have been duly satisfied.

    6.7 EMPLOYEES. Neither of the individuals identified on Schedule 6.7 hereto shall have expressed an intention to terminate his employment with the Company and each of the individuals identified on Schedule 6.7 hereto shall have executed employment agreements with Parent, dated as of the date of this Agreement, and such agreements shall not have been rescinded and shall be in full force and effect as of the Closing Date.

    6.8 NO MATERIAL ADVERSE EFFECT. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Acquired Corporations, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

    6.9 HSR ACT. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent and the Federal Trade Commission or the Department of Justice pursuant to which Parent has agreed not consummate the Merger for any period of time; any similar waiting period under any applicable foreign antitrust law or regulation or other Legal Requirement shall have expired or been terminated; and any Consent required under any applicable foreign antitrust law or regulation or other Legal Requirement shall have been obtained.

    6.10 LISTING. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market.

    6.11 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

    6.12 NO GOVERNMENTAL LITIGATION. There shall not be pending or overtly threatened any Legal Proceeding in which a Governmental Body is or is overtly threatened to become a party or is otherwise involved, and neither Parent nor the Company shall have received any communication from any Governmental Body in which such Governmental Body indicates the probability of commencing any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Parent or any of its Subsidiaries, or any of the Acquired Corporations, any damages or other relief that would be material to Parent;
(c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of any of the Acquired Corporations; (d) which would materially and adversely affect the right of Parent or any of the Acquired Corporations to own the assets or operate the business of the Acquired Corporations; or (e) seeking to compel Parent or the Company, or any Subsidiary of Parent or the Company, to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

    6.13 NO OTHER LITIGATION There shall not be pending any Legal Proceeding in which there is a reasonable likelihood of an outcome that would have a Material Adverse Effect on the Acquired Corporations or a Material Adverse Effect on Parent: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its Subsidiaries, or any of the Acquired Corporations, any damages or other relief that would be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of any of the Acquired Corporations; (d) that would affect adversely the right of Parent or any of the Acquired Corporations to own the assets or operate the business of the Acquired Corporations; or (e) seeking to compel Parent or the Company, or any Subsidiary of Parent or the Company, to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

    6.14 COMPANY RIGHTS AGREEMENT. All necessary action shall have been taken to ensure that neither the entering into of this Agreement nor the consummation of the Merger will cause the Rights issued pursuant to the Company Rights Agreement to become exercisable, cause Parent to become an Acquiring Person (as such term is defined in the Company Rights Agreement), or give rise to a Distribution Date or a Stock Acquisition Date (as such terms are defined in the Company Rights Agreement). All actions necessary to extinguish and cancel all outstanding Rights under the Company Rights Agreement at the Effective Time and to render such rights inapplicable to the Merger shall have been taken.

7.  CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

    The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

    7.1  ACCURACY OF REPRESENTATIONS.

        (a) The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

        (b) The representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and could not reasonably be expected to have, a Material Adverse Effect on Parent; PROVIDED, HOWEVER, that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded.

    7.2 PERFORMANCE OF COVENANTS. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

    7.3 EFFECTIVENESS OF REGISTRATION STATEMENT. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

    7.4 STOCKHOLDER APPROVAL. This Agreement shall have been duly adopted, and the Merger and the other transactions contemplated by this Agreement shall have been duly approved, by the Required Company Stockholder Vote.

    7.5  DOCUMENTS.  The Company shall have received the following documents:

        (a) a legal opinion of Tonkon Torp LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that (i) in rendering such opinion, Tonkon Torp LLP may rely upon the tax representation letters referred to in Section 5.10 and (ii) if Tonkon Torp LLP does not render such opinion or withdraws or modifies such opinion, this condition shall nonetheless be deemed to be satisfied if Cooley Godward LLP renders such opinion to the Company); and

        (b) a certificate executed on behalf of Parent by an executive officer of Parent, confirming that conditions set forth in Sections 7.1 and 7.2 have been duly satisfied.

    7.6 HSR ACT. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

    7.7 LISTING. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market.

    7.8 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by the Company illegal.

    7.9 NO MATERIAL ADVERSE EFFECT. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on Parent, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on Parent.

8.  TERMINATION

    8.1 TERMINATION. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Merger by the Required Company Stockholder Vote):

        (a)  by mutual written consent of Parent and the Company;

        (b) by either Parent or the Company if the Merger shall not have been consummated by February 28, 2001 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

        (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

        (d) by either Parent or the Company if (i) the Company Stockholders' Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company's stockholders shall have taken a final vote on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at the Company Stockholders' Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Vote; PROVIDED, HOWEVER, that (A) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to have this Agreement adopted by the Required Company Stockholder Vote is attributable to a failure on the part of such party to perform any material obligation in this Agreement required to be performed by such party at or prior to the Effective Time, and (B) the Company shall not be permitted to terminate this Agreement pursuant to this
Section 8.1(d) unless the Company shall have made the payment required to be made to Parent pursuant to Section 8.3(a) and shall have paid to Parent the fee required to be paid to Parent pursuant to Section 8.3(b);

        (e) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the Required Company Stockholder Vote) if a Triggering Event shall have occurred;

        (f) by Parent if (i) any of the Company's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date,
(A) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded and (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded), or (ii) any of the Company's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; PROVIDED, HOWEVER, that if an inaccuracy in any of the Company's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company and, following written notice from Parent, the Company is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or breach; or

        (g) by the Company if (i) any of Parent's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date, all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded), or (ii) if any of Parent's covenants contained in this Agreement shall have been breached such that the condition set forth in
Section 7.2 would not be satisfied; PROVIDED, HOWEVER, that if an inaccuracy in any of Parent's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent and, following written notice from the Company, Parent is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach.

    8.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect (and, except as provided in this Section 8.2, there shall be no liability or obligation hereunder on the part of any of the parties hereto or their respective officers, directors, stockholders or affiliates); PROVIDED, HOWEVER, that (i) this Section 8.2, Section 8.3 and Section 9 and the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any willful breach of any representation, warranty or covenant contained in this Agreement.

    8.3  EXPENSES; TERMINATION FEES.

        (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; PROVIDED, HOWEVER, that Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the filing, printing and mailing of the Form S-4 Registration Statement and the Prospectus/Proxy Statement and any amendments or supplements thereto.

        (b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(d) and at or prior to the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, or (ii) this Agreement is terminated by Parent pursuant to Section 8.1(e), then the Company shall pay to Parent, in cash at the time specified in the next sentence (and in addition to the amounts payable pursuant to Section 8.3(a)), a nonrefundable fee in the amount equal to $3,600,000. The fee referred to in the preceding sentence shall be paid by the Company no later than 60 calendar days after the date of termination of this Agreement.

        (c)  If the Company fails to pay when due any amount payable under this
Section 8.3, then (i) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.3, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the "prime rate" (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

9.  MISCELLANEOUS PROVISIONS

    9.1 AMENDMENT. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after the adoption and approval of this Agreement and the approval of the Merger by the stockholders of the Company); PROVIDED, HOWEVER, that after any such adoption and approval of this Agreement and approval of the Merger by the Company's stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    9.2  WAIVER.

        (a) No failure on the part of either party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

        (b) Neither party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    9.3 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

    9.4 ENTIRE AGREEMENT; COUNTERPARTS. This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof; PROVIDED,

HOWEVER, that the Confidentiality Agreement shall not be superseded and continues in effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument

    9.5 APPLICABLE LAW; JURISDICTION. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement:
(a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of California; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Northern District of California;
(c) each of the parties irrevocably waives the right to trial by jury; and
(d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.9.

    9.6 DISCLOSURE SCHEDULE. The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered Sections contained in Section 2, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section in
Section 2, and any other representation or warranty to which the relevance of any representation or warranty is reasonably apparent.

    9.7 ATTORNEYS' FEES. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a sum for its reasonable attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

    9.8 ASSIGNABILITY. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; PROVIDED, HOWEVER, that neither this Agreement nor any of the Company's rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Except as otherwise contemplated in
Section 5.6(d), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Parent shall promptly notify the Company of any successor in interest or assignee of Parent's rights and obligations under this Agreement.

    9.9 NOTICES. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, or (b) two business days after sent by registered mail or by courier or express delivery service, or by facsimile, provided that in each case the notice or other communication is sent to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Parent or Merger Sub:            EXELIXIS, INC.
                                       170 Harbor Way
                                       South San Francisco, CA 94083
                                       Attn: Chief Financial Officer
                                       Facsimile: (650)837-8300

                                       ATHENS ACQUISITION CORP.
                                       c/o Exelixis, Inc.
                                       170 Harbor Way
                                       South San Francisco, CA 94083
                                       Attn: Chief Financial Officer
                                       Facsimile: (650)837-8300

                                       IN EACH CASE WITH A COPY TO:

                                       Cooley Godward LLP
                                       Five Palo Alto Square
                                       3000 El Camino Real
                                       Palo Alto, CA 94306
                                       Attn: Robert L. Jones and Suzanne Sawochka Hooper
                                       Facsimile: (650) 849-7400

If to the Company                      AGRITOPE, INC.
                                       16160 SW Upper Boones Ferry Road
                                       Portland, OR 97224-7744
                                       Attn: Chief Financial Officer
                                       Facsimile: (503) 403-5790

                                       WITH A COPY TO:

                                       Tonkon Torp LLP
                                       888 SW 5th Avenue
                                       Portland, OR 97204
                                       Attn: Brian G. Booth and Thomas P. Palmer
                                       Facsimile: (503)274-8779

    9.10 COOPERATION. The Company and Parent agree to cooperate fully with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

    9.11  CONSTRUCTION.

        (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

        (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

        (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

        (d) Except as otherwise indicated, all references in this Agreement to "Sections," "Exhibits" and "Schedules" are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

        (e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

    IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                                       EXELIXIS, INC.

                                                       By:  /s/ GEORGE A. SCANGOS
                                                            -----------------------------------------
                                                            Name: George A. Scangos
                                                            Title:  President and Chief Executive
                                                            Officer

                                                       ATHENS ACQUISITION CORP.

                                                       By:  /s/ GEORGE A. SCANGOS
                                                            -----------------------------------------
                                                            Name: George A. Scangos
                                                            Title:  President and Chief Executive
                                                            Officer

                                                       AGRITOPE, INC.

                                                       By:  /s/ ADOLPH J. FERRO
                                                            -----------------------------------------
                                                            Name: Adolph J. Ferro
                                                            Title:  President and Chief Executive
                                                            Officer

                                   EXHIBIT A
                              CERTAIN DEFINITIONS

    For purposes of the Agreement (including this Exhibit A):

    ACQUIRED CORPORATION CONTRACT. "Acquired Corporation Contract" shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

    ACQUIRED CORPORATION PROPRIETARY ASSET. "Acquired Corporation Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to any of the Acquired Corporations or otherwise used by any of the Acquired Corporations.

    ACQUISITION PROPOSAL. "Acquisition Proposal" shall mean any offer, proposal or inquiry (other than an offer or proposal by Parent) contemplating or otherwise relating to any Acquisition Transaction.

    ACQUISITION TRANSACTION. "Acquisition Transaction" shall mean any transaction or series of transactions involving:

        (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which any of the Acquired Corporations is a constituent company, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires the Company or more than 19% of the Company's business or directly or indirectly acquires beneficial or record ownership of securities representing, or exchangeable for or convertible into, more than 19% of the outstanding securities of any class of voting securities of any of the Acquired Corporations, or (iii) in which any of the Acquired Corporations issues securities representing more than 19% of the outstanding securities of any class of voting securities of the Company;

        (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that would constitute or account for more than 19% of the consolidated net revenues, net income or total assets of the Company; or

        (c) any liquidation or dissolution of the Company.

    AGREEMENT. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

    COMPANY CAPITAL STOCK. "Company Capital Stock" shall mean, collectively, the Company Common Stock and the Company Series A Preferred Stock.

    COMPANY COMMON STOCK. "Company Common Stock" shall mean the common stock, $0.01 par value per share, of the Company, together with the associated Rights under the Company Rights Agreement.

    COMPANY COMMON STOCK WARRANTS. "Company Common Stock Warrants" shall mean those certain warrants to purchase 583,333 shares of Company Common Stock held by Yili Holdings Ltd.; Mega Pacific International Ltd.; Vitali Maritime Corp.; Mizebourne Investment Corp.; Banque Pour L'Industrie Francaise; France Finance IV; Lombard, Odier & Cie; Courcoux-Bouvet; Republic New York Securities Corp.; and VSII Stockholders Trust II.

    COMPANY DISCLOSURE SCHEDULE. "Company Disclosure Schedule" shall mean the Company Disclosure Schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement and signed by the President of the Company.

    COMPANY OPTIONS. "Company Options" shall mean the stock options granted by the Company pursuant to the Company's stock option plans and otherwise.

    COMPANY PREFERRED STOCK. "Company Preferred Stock" shall mean the Company Series A Preferred Stock and the Company Series B Junior Participating Preferred Stock.

    COMPANY PREFERRED STOCK WARRANTS. "Company Preferred Stock Warrants" shall mean those certain warrants to purchase 125,000 shares of Company Series A Preferred Stock held by Vilmorin Clause & Cie.

    COMPANY SERIES A PREFERRED STOCK. "Company Series A Preferred Stock" shall mean the Series A Preferred Stock, $0.01 par value per share, of the Company.

    COMPANY SERIES B JUNIOR PARTICIPATING PREFERRED STOCK. "Company Series B Junior Participating Preferred Stock" shall mean the Series B Junior Participating Preferred Stock, $0.01 par value per share, of the Company.

    COMPANY WARRANTS. "Company Warrants" shall mean, collectively, the Company Common Stock Warrants and the Company Preferred Stock Warrants.

    CONSENT. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

    CONTRACT. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

    ENCUMBRANCE. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

    ENTITY. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

    EXCHANGE ACT. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

    FORM S-4 REGISTRATION STATEMENT. "Form S-4 Registration Statement" shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

    GOVERNMENTAL AUTHORIZATION.  "Governmental Authorization" shall mean any:
(a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

    GOVERNMENTAL BODY. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

    HSR ACT. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    LEGAL PROCEEDING. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

    LEGAL REQUIREMENT. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq National Market).

    MATERIAL ADVERSE EFFECT. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties of the Company set forth in the Agreement, disregarding any of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or could reasonably be expected to have a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations, financial performance or prospects of the Acquired Corporations taken as a whole, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement, or (iii) Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; PROVIDED, HOWEVER, that none of the following shall be deemed, in and of itself, to have a Material Adverse Effect on the Acquired Corporations: (A) an event, violation, inaccuracy, circumstance or other matter that results from conditions affecting the U.S. economy in general; (B) an event, violation, inaccuracy, circumstance or other matter that results from conditions affecting the Company's industry generally, so long as such conditions do not affect any of the Acquired Corporations in a materially disproportionate manner; (C) an event, violation, inaccuracy, circumstance or other matter that results from the taking of any action expressly required by this Agreement and (D) continuing losses of the Acquired Corporations from operations not in excess of $1,500,000.00 per fiscal quarter. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Parent if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties of Parent set forth in the Agreement, disregarding any "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) had or could reasonably be expected to have a material adverse effect on (i) the business, condition, capitalization, assets, liabilities, operations, financial performance or prospects of Parent and its Subsidiaries taken as a whole or (ii) the ability of Parent to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement; PROVIDED, HOWEVER, that none of the following shall be deemed, in and of itself, to have a Material Adverse Effect on Parent: (A) an event, violation, inaccuracy, circumstance or other matter that results from conditions affecting the U.S. economy in general;
(B) an event, violation, inaccuracy,
circumstance or other matter that results from conditions affecting Parent's industry generally, so long as such conditions do not affect Parent in a materially disproportionate manner; (C) an event, violation, inaccuracy, circumstance or other matter that results from the taking of any action expressly required by this Agreement; and (D) a decline in Parent's stock price.

    PARENT COMMON STOCK. "Parent Common Stock" shall mean the common stock, $.001 par value per share, of Parent.

    PERSON.  "Person" shall mean any individual, Entity or Governmental Body.

    PROPRIETARY ASSET. "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, source code, algorithm, invention, design, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

    PROSPECTUS/PROXY STATEMENT. "Prospectus/Proxy Statement" shall mean the proxy statement to be sent to the Company's stockholders in connection with the Company Stockholders' Meeting.

    REPRESENTATIVES. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

    REQUIRED COMPANY STOCKHOLDER VOTE. "Required Company Stockholder Vote" shall have the meaning set forth in Section 2.27.

    SEC.  "SEC" shall mean the United States Securities and Exchange Commission.

    SECURITIES ACT. "Securities Act" shall mean the Securities Act of 1933, as amended.

    SUBSIDIARY. An entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns, beneficially or of record,
(a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at leased a majority of the members of such Entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests or such Entity.

    SUPERIOR OFFER. "Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to purchase or otherwise acquire (whether by means of a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction) 50% or more of the outstanding shares of Company Common Stock, which the board of directors of the Company determines, in its reasonable judgment, after receiving the advice of an independent financial advisor of nationally recognized reputation, has terms more favorable to the Company's stockholders from a financial point of view than the terms of the Merger; PROVIDED, HOWEVER, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

    TAX. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

    TAX RETURN. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

    TRIGGERING EVENT.  A "Triggering Event" shall be deemed to have occurred if:
(i) the board of directors of the Company shall have failed to recommend that the Company's stockholders vote to adopt the Agreement, or shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation, or shall have taken any other action clearly evidencing that the board of directors of the Company does not support the Merger or does not believe that the Merger is in the best interests of the Company's stockholders; (ii) the Company shall have failed to include in the Prospectus/Proxy Statement the Company Board Recommendation or a statement to the effect that the board of directors of the Company has determined and believes that the Merger is in the best interests of the Company's stockholders; (iii) the board of directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal; (iv) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; (v) the Company shall have failed to hold the Company Stockholders' Meeting as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act; (vi) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; (vii) an Acquisition Proposal is publicly announced, and the Company fails to issue a press release announcing its opposition to such Acquisition Proposal within ten business days after such Acquisition Proposal is announced; or (viii) any of the Acquired Corporations or any Representative of any of the Acquired Corporations shall have violated any of the provisions set forth in Section 4.3 in any material respect.

                                   EXHIBIT B
                          FORM OF AFFILIATE AGREEMENT

    THIS AFFILIATE AGREEMENT ("Affiliate Agreement") is being executed and
delivered as of            , 2000 by             ("Stockholder") in favor of and
for the benefit of EXELIXIS, INC., a Delaware corporation ("Parent").

                                    RECITALS

    A. Stockholder is a stockholder of, and is an officer and/or director of, AGRITOPE, INC., a Delaware corporation (the "Company").

    B. Parent, the Company and Athens Acquisition Corp., a wholly owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Merger and Reorganization dated as of August 7, 2000 (the "Reorganization Agreement"), providing for the merger of Merger Sub into the Company (the "Merger"). The Reorganization Agreement contemplates that, upon consummation of the Merger, (i) holders of shares of the capital stock of the Company will receive shares of common stock of Parent ("Parent Common Stock") in exchange for their shares of capital stock of the Company and (ii) the Company will become a wholly owned subsidiary of Parent. It is accordingly contemplated that Stockholder will receive shares of Parent Common Stock in the Merger.

    C. Stockholder understands that the Parent Common Stock being issued in the Merger will be issued pursuant to a registration statement on Form S-4, and that Stockholder may be deemed an "affiliate" of Parent as such term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act").

                                   AGREEMENT

    Stockholder, intending to be legally bound, agrees as follows:

    1. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder represents and warrants to Parent as follows:

        (a) Stockholder is the holder and "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the number of outstanding shares of capital stock of the Company set forth beneath Stockholder's signature on the signature page hereof (the "Company Shares"), and Stockholder has good and valid title to the Company Shares, free and clear of any liens, pledges, security interests, adverse claims, equities, options, proxies, charges, encumbrances or restrictions of any nature. Stockholder has the sole right to vote and to dispose of the Company Shares.

        (b) Stockholder is the holder of options to purchase the number of shares of capital stock of the Company set forth beneath Stockholder's signature on the signature page hereof (the "Company Options"), and Stockholder has good and valid title to the Company Options, free and clear of any liens, pledges, security interests, adverse claims, equities, options, proxies, charges, encumbrances or restrictions of any nature.

        (c) Stockholder is the holder of warrants to purchase the number of shares of capital stock of the Company set forth beneath Stockholder's signature on the signature page hereof (the "Company Warrants"). Stockholder has good and valid title to the Company Warrants, as the case may be, free and clear of any liens, pledges, security interests, adverse claims, equities, options, proxies, charges, encumbrances or restrictions of any nature.

        (d) Stockholder does not own, of record or beneficially, directly or indirectly, any securities of the Company other than the Company Shares, Company Options and Company Warrants.

        (e) Stockholder has carefully read this Affiliate Agreement and, to the extent Stockholder felt necessary, has discussed with counsel the limitations imposed on Stockholder's ability to sell, transfer or otherwise dispose of the Company Shares, Company Options, Company Warrants, the shares of Parent Common Stock that Stockholder is to receive in the Merger (the "Parent Shares") and the options to purchase shares of Parent Common Stock that Stockholder is to receive in respect of the Company Options in connection with the Merger. Stockholder fully understands the limitations this Affiliate Agreement places upon Stockholder's ability to sell, transfer or otherwise dispose of securities of the Company and securities of Parent.

        (f) Stockholder understands that the representations, warranties and covenants set forth in this Affiliate Agreement will be relied upon by Parent and its counsel and accountants for purposes of determining whether Parent should proceed with the Merger.

    2. PROHIBITIONS AGAINST TRANSFER. Stockholder agrees that Stockholder shall not effect any sale, transfer or other disposition of any Parent Shares unless:

        (a) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act;

        (b) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145 under the Securities Act, as evidenced by a broker's letter and a representation letter executed by Stockholder (satisfactory in form and content to Parent) stating that such requirements have been met;

        (c) counsel reasonably satisfactory to Parent shall have advised Parent in a written opinion letter (satisfactory in form and content to Parent), upon which Parent may rely, that such sale, transfer or other disposition will be exempt from the registration requirements of the Securities Act; or

        (d) an authorized representative of the SEC shall have rendered written advice to Stockholder to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to such proposed sale, transfer or other disposition, and a copy of such written advice and all other related communications with the SEC shall have been delivered to Parent.

    3.  STOP TRANSFER INSTRUCTIONS; LEGEND.

    Stockholder acknowledges and agrees that (a) stop transfer instructions will be given to Parent's transfer agent with respect to the Parent Shares, and
(b) each certificate representing any of such shares shall bear a legend identical or similar in effect to the following legend (together with any other legend or legends required by applicable state securities laws or otherwise):

    "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145(d) OF THE SECURITIES ACT OF 1933 APPLIES AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH RULE AND IN ACCORDANCE WITH
    THE TERMS OF AN AGREEMENT DATED AS OF AUGUST   , 2000, BETWEEN THE
    REGISTERED HOLDER HEREOF AND THE ISSUER, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICES OF THE ISSUER."

    4. INDEPENDENCE OF OBLIGATIONS. The covenants and obligations of Stockholder set forth in this Affiliate Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder.

    5. SPECIFIC PERFORMANCE. Stockholder agrees that in the event of any breach or threatened breach by Stockholder of any covenant, obligation or other provision contained in this Affiliate Agreement, Parent shall be entitled (in addition to any other remedy that may be available to Parent) to: (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5, and Stockholder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

    6. OTHER AGREEMENTS. Nothing in this Affiliate Agreement shall limit any of the rights or remedies of Parent under the Reorganization Agreement, or any of the rights or remedies of Parent or any of the obligations of Stockholder under any agreement between Stockholder and Parent or any certificate or instrument executed by Stockholder in favor of Parent; and nothing in the Reorganization Agreement or in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or any of the obligations of Stockholder under this Affiliate Agreement.

    7. NOTICES. Any notice or other communication required or permitted to be delivered to Stockholder or Parent under this Affiliate Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

If to Parent or Merger Sub:            EXELIXIS, INC.
                                       170 Harbor Way
                                       South San Francisco, CA 94083
                                       Attn: Chief Financial Officer
                                       Facsimile: (650) 837-8300

                                       ATHENS ACQUISITION CORP.
                                       c/o Exelixis, Inc.
                                       170 Harbor Way
                                       South San Francisco, CA 94083
                                       Attn: Chief Financial Officer
                                       Facsimile: (650) 837-8300

                                       IN EACH CASE WITH A COPY TO:

                                       Cooley Godward LLP
                                       Five Palo Alto Square
                                       3000 El Camino Real
                                       Palo Alto, CA 94306
                                       Attn: Robert L. Jones and Suzanne Sawochka Hooper
                                       Facsimile: (650) 849-7400

If to Stockholder:
                                       ----------------------------------------------------
                                       ----------------------------------------------------
                                       ----------------------------------------------------
                                       ----------------------------------------------------

    8. SEVERABILITY. If any provision of this Affiliate Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Affiliate Agreement. Each provision of this Affiliate Agreement is separable from every other provision of this Affiliate Agreement, and each part of each provision of this Affiliate Agreement is separable from every other part of such provision.

    9. APPLICABLE LAW; JURISDICTION. THIS AFFILIATE AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. In any action between or among any of the parties, whether arising out of this Affiliate Agreement or otherwise,
(a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of California; (b) if any such action is commended in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Northern District of California;
(c) each of the parties irrevocably waives the right to trial by jury; and
(d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepared, to the address at which such party is to receive notice in accordance with Section 7.

    10. WAIVER; TERMINATION. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Affiliate Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Affiliate Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim arising out of this Affiliate Agreement, or any power, right, privilege or remedy under this Affiliate Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. If the Reorganization Agreement is terminated, this Affiliate Agreement shall thereupon terminate.

    11. CAPTIONS. The captions contained in this Affiliate Agreement are for convenience of reference only, shall not be deemed to be a part of this Affiliate Agreement and shall not be referred to in connection with the construction or interpretation of this Affiliate Agreement.

    12. FURTHER ASSURANCES. Stockholder shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Affiliate Agreement.

    13. ENTIRE AGREEMENT. This Affiliate Agreement, the Reorganization Agreement and any Voting Agreement or Noncompetition Agreement between Stockholder and Parent collectively set forth the entire understanding of Parent and Stockholder relating to the subject matter hereof and thereof and supersede all other prior agreements and understandings between Parent and Stockholder relating to the subject matter hereof and thereof.

    14. NON-EXCLUSIVITY. The rights and remedies of Parent hereunder are not exclusive of or limited by any other rights or remedies which Parent may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

    15. AMENDMENTS. This Affiliate Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Stockholder.

    16. ASSIGNMENT. This Affiliate Agreement and all obligations of Stockholder hereunder are personal to Stockholder and may not be transferred or delegated by Stockholder at any time. Parent may freely assign any or all of its rights under this Affiliate Agreement, in whole or in part, to any other person or entity without obtaining the consent or approval of Stockholder.

    17. BINDING NATURE. Subject to Section 16, this Affiliate Agreement will inure to the benefit of Parent and its successors and assigns and will be binding upon Stockholder and Stockholder's representatives, executors, administrators, estate, heirs, successors and assigns.

    18. SURVIVAL. Each of the representations, warranties, covenants and obligations contained in this Affiliate Agreement shall survive the consummation of the Merger.

    Stockholder has executed this Affiliate Agreement on the date first written above.

                                                       ---------------------------------------------
                                                                        (SIGNATURE)

                                                       ---------------------------------------------
                                                                        (PRINT NAME)
NUMBER OF OUTSTANDING SHARES OF CAPITAL STOCK OF THE
COMPANY HELD BY STOCKHOLDER:
-------------------------------------------

NUMBER OF SHARES OF CAPITAL STOCK OF THE COMPANY
SUBJECT TO OPTIONS HELD BY STOCKHOLDER:
-------------------------------------------

NUMBER OF SHARES OF CAPITAL STOCK OF THE COMPANY
SUBJECT TO WARRANTS HELD BY STOCKHOLDER:
-------------------------------------------

                                   EXHIBIT C
                       FORM OF TAX REPRESENTATION LETTERS
            FORM OF PARENT AND MERGER SUB TAX REPRESENTATION LETTER

Cooley Godward LLP                                        Tonkon Torp LLP
Five Palo Alto Square                                     1600 Pioneer Tower
3000 El Camino Real                                       888 SW Fifth Avenue
Palo Alto, CA 94306                                       Portland, OR 97205-2099

    RE: MERGER PURSUANT TO THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION,
       INCLUDING EXHIBITS AND SCHEDULES THERETO (THE "MERGER AGREEMENT"), DATED
       AS OF AUGUST   , 2000, BY AND AMONG CRETE, A DELAWARE CORPORATION
       ("PARENT"), ATHENS ACQUISITION CORP., A DELAWARE CORPORATION ("MERGER SUB"), AND ATHENS, A DELAWARE CORPORATION (THE "COMPANY").

Ladies and Gentlemen:

    This letter is supplied to you in connection with your rendering of opinions regarding certain federal income tax consequences of the above captioned merger (the "Merger"). Unless otherwise indicated, capitalized terms not defined herein have the meanings set forth in the Merger Agreement.

    After consulting with their counsel and auditors regarding the meaning of and factual support for the following representations, the undersigned hereby certify and represent that the following facts are now true and will continue to be true through the Effective Time and thereafter where relevant:

    1. Pursuant to the Merger, Merger Sub will merge with and into the Company, and the Company will acquire all of the assets and liabilities of Merger Sub. At least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by the Company immediately prior to the Merger and at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger will be held by the Company after the Merger. For the purpose of determining the percentage of the Company's and Merger Sub's net and gross assets held by the Company immediately following the Merger, the following assets will be treated as property held by the Company or Merger Sub, as the case may be, immediately prior to the Merger but not by the Company subsequent to the Merger: (i) assets disposed of by the Company or Merger Sub (other than assets transferred by Merger Sub to the Company in the Merger) prior to or subsequent to the Merger and in contemplation thereof (including without limitation any asset disposed of by the Company or Merger Sub, other than in the ordinary course of business, pursuant to a plan or intent existing during the period ending at the Effective Time and beginning with the commencement of negotiations (whether formal or informal) with the Company regarding the Merger (the "Pre-Merger Period")), (ii) assets used by the Company or Merger Sub to pay expenses or liabilities incurred in connection with the Merger, (iii) assets used by the Company or Merger Sub to make payments to Company stockholders perfecting appraisal rights or in lieu of fractional shares of Parent Common Stock and (iv) assets used by the Company or Merger Sub to make distribution, redemption or other payments in respect of Company stock or rights to acquire such stock (including payments treated as such for tax purposes) that are made in contemplation of the Merger or related thereto;

    2. The Merger is being undertaken for business reasons and not for the purpose of tax avoidance;

    3. Prior to the Merger, Parent will be in "Control" of Merger Sub as defined in Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"). As used herein, "Control" of a corporation shall consist of direct ownership of stock possessing at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote and at least eighty percent (80%) of the total number of shares of each other class of stock of the corporation. For purposes of determining Control, a person shall not be considered to own voting stock if rights to vote such stock (or to restrict or otherwise control the voting of such stock) are held by a third party (including a voting trust) other than an agent of such person;

    4. Merger Sub has been formed solely to consummate the Merger and, prior to the Effective Time, Merger Sub has not conducted and will not conduct any business activity or other operation of any kind (except for the issuance of its stock to Parent);

    5. In the Merger, shares of Company stock representing Control of the Company will be exchanged solely for voting stock of Parent. For purposes of this representation, Company stock exchanged for cash or other property originating with Parent will be treated as outstanding Company stock on the date of the Merger but not exchanged for voting stock of Parent;

    6. Parent has no plan or intention to cause the Company to issue additional shares of stock after the Merger or take any other action that would result in Parent losing Control of the Company;

    7. Except for transfers described in both Section 368(a)(2)(C) of the Code, and Treasury Regulations Section 1.368-2(k), Parent has no current plan or intention to (i) liquidate the Company; (ii) merge the Company with or into another corporation (including Parent or its affiliates); (iii) sell, distribute or otherwise dispose of Company stock; or (iv) sell or otherwise dispose of or cause the Company to sell or otherwise dispose of, any of the Company's assets (or any assets acquired from Merger Sub) except for dispositions made in the ordinary course of business or payment of expenses incurred by the Company pursuant to the Merger;

    8. No liabilities of any person will be assumed by Parent or the Company as a part of the Merger;

    9. Parent will cause the Company to continue its historic business or use a significant portion of its historic business assets in a business following the Merger;

    10. Neither Parent nor any current or former affiliate of Parent owns, or has owned during the past five (5) years, directly or indirectly, any shares of Company stock, or the right to acquire or vote any such shares (except such rights as are granted in the Merger Agreement);

    11. Neither Parent nor Merger Sub is an investment company within the meaning of Sections 368(a)(2)(F)(iii) and (iv) of the Code;

    12. Parent has no plan or intention to reacquire any of its stock issued in the Merger. Except for repurchases or redemptions of Parent Common Stock that:
(i) are consistent with past practices and pursuant to pre-existing, seasoned and systematic purchase programs that were not created or modified in connection with the Merger; or (ii) are made in connection with the termination of employees in the ordinary course of business, neither the Company nor Parent (nor any agent of Company or Parent) nor any "related person" of the Company or Parent (as such term is defined by Treasury Regulations Section 1.368-1(e)(3)) will repurchase or redeem any of the Parent Common Stock to be issued to the stockholders of the Company in connection with the Merger;

    13. Except with respect to payments of cash to stockholders of the Company perfecting appraisal rights or in lieu of fractional shares of Parent Common Stock, one hundred percent (100%) of the stock of the Company outstanding immediately prior to the Merger will be exchanged solely for Parent Common Stock;

    14. The total fair market value of all consideration other than Parent Common Stock received by stockholders of the Company in the Merger (including, without limitation, cash paid to stockholders of the Company perfecting appraisal rights or in lieu of fractional shares of Parent Common Stock) will be less than ten percent (10%) of the aggregate fair market value of stock of the Company outstanding immediately prior to the Merger;

    15. Neither Parent nor Merger Sub is under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code;

    16. The payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to Company stockholders in lieu of fractional shares of Parent Common Stock will not exceed one percent (1%) of the total consideration that will be issued in the Merger to Company stockholders in exchange for their shares of Company stock. The fractional share interests of each Company stockholder will be aggregated and no Company stockholder will receive cash in an amount greater than the value of one full share of Parent Common Stock;

    17. At the Effective Time, the fair market value of the Parent Common Stock received by each Company stockholder will be approximately equal to the fair market value of the Company stock surrendered in exchange therefor, and the aggregate consideration received by Company stockholders, as described in
Section 1.5 of the Merger Agreement, in exchange for their Company stock will be approximately equal to the fair market value of all of the outstanding shares of Company stock immediately prior to the Merger;

    18. Parent, Merger Sub, the Company and the stockholders of the Company will each pay separately its or their own expenses, if any, in connection with the Merger (other than expenses directly related to the transaction within the guidelines set forth in Revenue Ruling 73-59, 1973-1 C.B. 187);

    19. There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company;

    20. Parent will assume no liabilities of the Company or any Company stockholder in connection with the Merger;

    21. The terms of the Merger Agreement and all other agreements entered into in connection therewith are the product of arm's-length negotiations;

    22. None of the payments received by any stockholder-employees or stockholder-independent contractors of the Company that are designated as compensation are actually separate consideration for, or allocable to, any of their shares of Company stock; none of the shares of Parent Common Stock received by any stockholder-employees or stockholder-independent contractors of the Company in exchange for shares of Company stock are actually separate consideration for, or allocable to, any employment agreement, consulting agreement, covenant not to compete or release; and the compensation paid to any stockholder-employees or stockholder-independent contractors of the Company will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services;

    23. With respect to each instance, if any, in which shares of Company stock have been purchased by a stockholder of Parent (a "Stockholder") during the Pre-Merger Period (a "Stock Purchase"): (i) the Stock Purchase was not made by such Stockholder as a representative, or for the benefit, of Parent; (ii) the purchase price paid by such Stockholder pursuant to the Stock Purchase was not and will not be advanced, and was not and will not be reimbursed, either directly or indirectly, by Parent; (iii) at no time was such Stockholder or any other party required or obligated to surrender to Parent Company stock acquired in the Stock Purchase, and neither such Stockholder nor any other party will be required to surrender to Parent the Parent Common Stock for which such shares of Company stock will be exchanged in the Merger; and (iv) the Stock Purchase was not a formal or informal condition to consummation of the Merger;

    24. Merger Sub will have no liabilities assumed by the Company, and will not transfer to the Company any assets subject to liabilities, in the Merger;

    25. Following the Merger, Parent, Merger Sub and the Company will comply with the record-keeping and information filing requirements of Treasury Regulations Section 1.368-3;

    26. The Merger will be reported by Parent and the Company on their respective federal income tax returns as a reorganization within the meaning of
Section 368(a) of the Code;

    27. The Merger will be consummated in compliance with the material terms of the Merger Agreement, none of the material terms and conditions therein have been waived or modified, and Parent has no plan or intention to waive or modify any such material terms and conditions;

    28. Each of the representations made by Parent and Merger Sub in the Merger Agreement and any other documents associated therewith is true and accurate; and

    29. The undersigned officer of each of Parent and Merger Sub is authorized to make all of the certifications and representations on behalf of Parent and Merger Sub, respectively, set forth herein.

The undersigned recognize that (i) your opinions will be based on, among other things, the accuracy of the representations set forth herein and on the statements contained in the Merger Agreement and documents related thereto,
(ii) your opinions will be subject to certain limitations and qualifications including that they may not be relied upon if any such representations are not accurate in all material respects, or if any of the covenants or obligations set forth in the Merger Agreement are not satisfied in all material respects and
(iii) your opinions will not address any tax consequences of the Merger or any action taken in connection therewith except as expressly set forth in such opinions.

    Parent and Merger Sub undertake to inform you immediately should any of the foregoing statements or representations become untrue, incorrect or incomplete in any respect on or prior to the Effective Time.

                                                       Very truly yours,

                                                       CRETE, a Delaware corporation

                                                       By:
                                                       Printed Name:
                                                       Title:

                                                       ATHENS ACQUISITION CORP., a Delaware
                                                       corporation

                                                       By:
                                                       Printed Name:
                                                       Title:

                   FORM OF COMPANY TAX REPRESENTATION LETTER

            , 2000

Cooley Godward LLP                                 Tonkon Torp LLP
Five Palo Alto Square                              1600 Pioneer Tower
3000 El Camino Real                                888 SW Fifth Avenue
Palo Alto, CA 94306                                Portland, OR 97205-2099

    RE: MERGER PURSUANT TO THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, INCLUDING EXHIBITS AND SCHEDULES THERETO (THE "MERGER AGREEMENT"),
         DATED AS OF AUGUST   , 2000, BY AND AMONG CRETE, A DELAWARE CORPORATION
         ("PARENT"), ATHENS ACQUISITION CORP., A DELAWARE CORPORATION ("MERGER SUB"), AND ATHENS, A DELAWARE CORPORATION (THE "COMPANY").

Ladies and Gentlemen:

    This letter is supplied to you in connection with your rendering of opinions regarding certain federal income tax consequences of the above captioned merger (the "Merger"). Unless otherwise indicated, capitalized terms not defined herein have the meanings set forth in the Merger Agreement.

    After consulting with its counsel and auditors regarding the meaning of and factual support for the following representations, the undersigned hereby certifies and represents that the following facts are now true and will continue to be true through the Effective Time and thereafter where relevant:

    1. Pursuant to the Merger, Merger Sub will merge with and into the Company, and the Company will acquire all of the assets and liabilities of Merger Sub. At least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by the Company immediately prior to the Merger, and at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger will be held by the Company after the Merger. For the purpose of determining the percentage of net and gross assets held by the Company immediately following the Merger, the following assets will be treated as property held by the Company or Merger Sub, as the case may be, immediately prior to the Merger but not by the Company subsequent to the Merger: (i) assets disposed of by the Company or Merger Sub (other than assets transferred by Merger Sub to the Company in the Merger) prior to or subsequent to the Merger and in contemplation thereof (including, without limitation, any asset disposed of by the Company or Merger Sub, other than in the ordinary course of business, pursuant to a plan or intent existing during the period ending at the Effective Time and beginning with the commencement of negotiations (whether formal or informal) with Parent regarding the Merger (the "Pre-Merger Period")),
(ii) assets used by the Company or Merger Sub to pay expenses or liabilities incurred in connection with the Merger, (iii) assets used by the Company or Merger Sub to make payments to Company stockholders perfecting appraisal rights or in lieu of fractional shares of Parent Common Stock, and (iv) assets used by the Company or Merger Sub to make distribution, redemption or other payments in respect of Company stock or rights to acquire such stock (including payments treated as such for tax purposes) that are made in contemplation of the Merger or related thereto;

    2. The Company has made no transfer of any of its assets (including any distribution of assets with respect to, or in redemption of, stock) in contemplation of the Merger or during the Pre-Merger Period other than (i) in the ordinary course of business and (ii) payments for expenses incurred in connection with the Merger;

    3. The Merger is being undertaken for business reasons and not for the purpose of tax avoidance;

    4. At the Effective Time, the Company will have no stock or other equity interests outstanding other than those set forth in Section 2.3 of the Merger Agreement and will not have any warrants, options, convertible securities or any other type of right outstanding pursuant to which any person could acquire any shares of Company stock or any other equity interest in the Company that, if exercised or converted, could affect Parent's acquisition or retention of "Control" of the Company (as defined in Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code")). As used herein, "Control" of a corporation shall consist of direct ownership of stock possessing at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote and at least eighty percent (80%) of the total number of shares of each other class of stock of the corporation. For purposes of determining Control, a person shall not be considered to own voting stock if rights to vote such stock (or to restrict or otherwise control the voting of such stock) are held by a third party (including a voting trust) other than an agent of such person;

    5. In the Merger, shares of Company stock representing Control of the Company will be exchanged solely for voting stock of Parent. For purposes of this certificate, shares of Company stock exchanged in the Merger for cash and other property (including, without limitation, cash paid to Company stockholders perfecting appraisal rights or in lieu of fractional shares of Parent Common Stock) will be treated as shares of Company stock outstanding on the date of the Merger but not exchanged for voting stock of Parent;

    6. The liabilities of the Company have been incurred by the Company in the ordinary course of its business;

    7. The Company does not and will not at the Effective Time have any liability (i) to any Company stockholder incurred in exchange for cash or other asset transferred to the Company, or (ii) to Parent or Merger Sub;

    8. No Company stockholder has guaranteed any Company indebtedness that is currently outstanding or will be outstanding at the Effective Time;

    9. The fair market value of the Company's assets will, at the Effective Time, exceed the aggregate liabilities of the Company plus the amount of liabilities, if any, to which such assets are subject;

    10. Other than shares of Company stock or Company Options issued as compensation to present or former service providers (including, without limitation, employees and directors) of the Company in the ordinary course of business, no issuances of Company stock or rights to acquire Company stock have occurred or will occur during the Pre-Merger Period other than pursuant to options, warrants or agreements outstanding prior to the Pre-Merger Period or as otherwise specifically identified in the Merger Agreement;

    11. Cash or other property paid to employees of the Company during the Pre-Merger Period has been or will be in the ordinary course of business or pursuant to agreements entered into prior to the Pre-Merger Period;

    12. The Company is not and will not be at the Effective Time an "investment company" within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code;

    13. The Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code;

    14. The Company (i) has not redeemed and will not redeem any of its stock prior to and in connection with the Merger, and (ii) has not made and will not make any extraordinary distributions (within the meaning of Section 1.368-1T(e)(1) of the Treasury Regulations) with respect to its stock prior to and in connection with the Merger. For the purposes of this representation, extraordinary distributions will not include periodic dividends that are consistent with the Company's historic dividend practices;

    15. No person related to the Company (within the meaning of Section 1.368-1(e)(3) of the Treasury Regulations, without regard to
Section 1.368-1(e)(3)(i)(A)) has acquired or will acquire any stock of the Company prior to and in connection with the Merger;

    16. Except with respect to payments of cash to Company stockholders perfecting appraisal rights or in lieu of fractional shares of Parent Common Stock, one hundred percent (100%) of the Company stock outstanding immediately prior to the Merger will be exchanged solely for Parent voting stock. The total market value of all consideration other than shares of Parent Common Stock that will be paid for shares of Company stock exchanged pursuant to the Merger Agreement will be less than ten percent (10%) of the aggregate fair market value of the shares of Company stock outstanding immediately prior to the Merger;

    17. At the Effective Time, the fair market value of the Parent Common Stock received by each Company stockholder will be approximately equal to the fair market value of the Company stock surrendered in exchange therefor, and the aggregate consideration received by the Company stockholders, as described in
Section 1.5 of the Merger Agreement, in exchange for their Company stock will be approximately equal to the fair market value of all of the outstanding shares of Company stock immediately prior to the Merger;

    18. Parent, Merger Sub, the Company and the stockholders of the Company will each pay separately its or their own expenses, if any, in connection with the Merger (other than expenses directly related to the transaction within the guidelines set forth in Revenue Ruling 73-54, 1973-1 C.B. 187);

    19. The terms of the Merger Agreement and all other agreements entered into in connection therewith are the product of arm's-length negotiations;

    20. None of the payments received by any stockholder-employees or stockholder-independent contractors of the Company that are designated as compensation are actually separate consideration for, or allocable to, any of their shares of Company stock; none of the shares of Parent Common Stock received by any stockholder-employees or stockholder-independent contractors of the Company in exchange for shares of Company stock are actually separate consideration for, or allocable to, any employment agreement, consulting agreement covenant not to compete or release; and the compensation paid to any stockholder-employees or stockholder-independent contractors of the Company will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services;

    21. No direct or indirect subsidiary (whether or not incorporated) of the Company owns any share of Company stock;

    22. The Company, to its best knowledge and belief, will continue its historic business or use a significant portion of its historic business assets in a business following the Merger;

    23. There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company;

    24. The payment of cash in lieu of fractional shares of Parent Common Stock in connection with the consummation of the Merger is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to Company stockholders instead of issuing fractional shares of Parent Common Stock will not exceed one percent (1%) of the total consideration that will be issued in the transaction to Company stockholders in exchange for their stock. The fractional share interests of each stockholder will be aggregated and no Company stockholder will receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock;

    25. With respect to each instance, if any, in which shares of stock of the Company have been purchased by a stockholder of Parent (a "Stockholder") during the Pre-Merger Period (a "Stock Purchase"): (i) to the knowledge of the Company
(A) the Stock Purchase was made by such Stockholder on its own behalf, rather than as a representative, or for the benefit, of Parent (B) the Stock Purchase was entered into solely to satisfy the separate interests of such Stockholder and was the product of arm's length negotiations; and (ii) the Stock Purchase was not a formal or informal condition to consummation of the Merger;

    26. The Merger will be consummated in compliance with the material terms of the Merger Agreement, none of the material terms and conditions therein have been waived or modified, and the Company has no plan or intention to waive or modify any such material terms and conditions;

    27. Each of the representations made by the Company in the Merger Agreement and any other documents associated therewith is true and accurate; and

    28. The undersigned officer is authorized to make all of the certifications and representations on behalf of the Company set forth herein.

    The undersigned recognizes that (i) your opinions will be based on, among other things, the accuracy of the representations set forth herein and on the statements contained in the Merger Agreement and documents related thereto,
(ii) your opinions will be subject to certain limitations and qualifications including that they may not be relied upon if any such representations are not accurate in all material respects, or if any of the covenants and obligations set forth in the Merger Agreement are not satisfied in all material respects and
(iii) your opinions will not address any tax consequences of the Merger or any action taken in connection therewith except as expressly set forth in such opinions.

    Notwithstanding anything herein to the contrary, the undersigned makes no representations regarding any actions or conduct of the Company pursuant to Parent's exercise of control over the Company after the Merger.

    The Company undertakes to inform you immediately should any of the foregoing statements or representations become untrue, incorrect or incomplete in any respect on or prior to the Effective Time.

                                                       Very truly yours,

                                                       ATHENS, a Delaware corporation

                                                       By: __________________________________________

                                                       Printed Name: ________________________________

                                                       Title: _______________________________________

                                                                         ANNEX B

                            FORM OF VOTING AGREEMENT

    THIS VOTING AGREEMENT is entered into as of September 7, 2000, by and between EXELIXIS, INC., a Delaware corporation ("Parent"), and ("Stockholder").

                                    RECITALS

    A. Parent, Athens Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Agritope, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the "Reorganization Agreement") which provides (subject to the conditions set forth therein) for the merger of Merger Sub into the Company (the "Merger").

    B. In order to induce Parent and Merger Sub to enter into the Reorganization Agreement, Stockholder is entering into this Voting Agreement.

                                   AGREEMENT

    The parties to this Voting Agreement, intending to be legally bound, agree as follows:

SECTION 1.  CERTAIN DEFINITIONS

    For purposes of this Voting Agreement:

        (a) "COMPANY CAPITAL STOCK" shall mean, collectively, the Company Common Stock and the Company Series A Preferred Stock.

        (b) "COMPANY COMMON STOCK" shall mean the common stock, $.01 par value per share, of the Company.

        (c) "COMPANY SERIES A PREFERRED STOCK" shall mean the Series A Preferred Stock, $.01 par value per share, of the Company.

        (d) "EXPIRATION DATE" shall mean the earlier of (i) the date upon which the Reorganization Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

        (e) Stockholder shall be deemed to "OWN" or to have acquired "OWNERSHIP" of a security if Stockholder: (i) is the record owner of such security; or (ii) is the "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

        (f) "PERSON" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

        (g) "SUBJECT SECURITIES" shall mean: (i) all securities of the Company (including all shares of Company Capital Stock and all options, warrants, convertible notes and other rights to acquire shares of Company Capital Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Capital Stock and all additional options, warrants, convertible notes and other rights to acquire shares of Company Capital Stock) of which Stockholder acquires Ownership during the period from the date of this Agreement through the Expiration Date.

        (h) A Person shall be deemed to have a effected a "TRANSFER" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

SECTION 2.  TRANSFER OF SUBJECT SECURITIES

    2.1  TRANSFEREE OF SUBJECT SECURITIES TO BE BOUND BY THIS
AGREEMENT. Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall not cause or permit any Transfer of any of the Subject Securities to be effected unless each Person to which any of such Subject Securities, or any interest in any of such Subject Securities, is or may be transferred shall have: (a) executed a counterpart of this Voting Agreement and a proxy in the form attached hereto as Exhibit A (with such modifications as Parent may reasonably request); and
(b) agreed to hold such Subject Securities (or interest in such Subject Securities) subject to all of the terms and provisions of this Voting Agreement.

    2.2 TRANSFER OF VOTING RIGHTS. Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall ensure that: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

    2.3 MARGIN ACCOUNTS. In the event that any of the Subject Securities are held in a margin account with a broker-dealer as of the date of this Voting Agreement, Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, if there is a margin call with respect to such margin account, Stockholder shall ensure that sufficient collateral is deposited into such margin account so that the Subject Securities are not sold or otherwise transferred.

SECTION 3.  VOTING OF SHARES

    3.1 VOTING AGREEMENT. Stockholder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, at any meeting of stockholders of the Company, however called, and in any written action by consent of stockholders of the Company, Stockholder shall (unless otherwise directed in writing by Parent) cause all outstanding shares of Company Capital Stock that are Owned by Stockholder as of the record date fixed for such meeting or written consent:

        (a) to be voted in favor of the approval and adoption of the Reorganization Agreement and the approval of the Merger on the terms and subject to the conditions set forth therein, and in favor of each of the other actions contemplated by the Reorganization Agreement;

        (b) to be voted against any action or agreement that to the actual knowledge of Stockholder would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Reorganization Agreement; and

        (c) to be voted against the following actions (other than the Merger and the transactions contemplated by the Reorganization Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any subsidiary of the Company;
(B) a sale, lease or transfer of a material amount of assets of the Company or any subsidiary of the Company or a reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; or (C) (1) any change in a majority of the board of directors of the Company; (2) any amendment of the Company's Certificate of Incorporation; (3) any other material change in the present capitalization of the Company or any amendment of the Company's corporate structure; or (4) any other action which to the actual knowledge of Stockholder is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to Parent of the Merger or any of the other transactions contemplated by the Reorganization Agreement or this Voting Agreement.

Stockholder shall not enter into any agreement or understanding with any Person prior to the earlier to occur of the valid termination of the Reorganization Agreement or the Effective Time to vote or give instructions in any manner inconsistent with clause "(a)," "(b)" or "(c)" of the preceding sentence.

    3.2  PROXY.  Contemporaneously with the execution of this Voting Agreement:
(i) Stockholder shall deliver to Parent a proxy in the form attached to this Voting Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein (the "Proxy"); and (ii) except as set forth on any Schedule 3.2 hereto, Stockholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as EXHIBIT A) executed on behalf of the record owner of any outstanding shares of Company Capital Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Stockholder.

SECTION 4.  WAIVER OF APPRAISAL RIGHTS

    Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the Merger or any related transaction that Stockholder or any other Person may have by virtue of the ownership of any outstanding shares of Company Capital Stock Owned by Stockholder.

SECTION 5.  NO SOLICITATION

    Stockholder agrees in his or her capacity as such that, during the period from the date of this Voting Agreement through the Expiration Date, Stockholder shall not, directly or indirectly, and Stockholder shall ensure that his Representatives (as defined in the Reorganization Agreement) do not, directly or indirectly: (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined in the Reorganization Agreement) or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding the Company or any direct or indirect subsidiary of the Company to any Person in connection with or in response to an Acquisition Proposal or potential Acquisition Proposal; or
(iii) engage in discussions with any Person with respect to any Acquisition Proposal. Stockholder shall immediately cease and discontinue, and Stockholder shall ensure that his Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Acquisition Proposal.

SECTION 6.  REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

    Stockholder hereby represents and warrants to Parent as follows:

    6.1 AUTHORIZATION, ETC. Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Voting Agreement and the Proxy and to perform his obligations hereunder and thereunder. This Voting Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to
(i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    6.2  NO CONFLICTS OR CONSENTS

        (a) The execution and delivery of this Voting Agreement and the Proxy by Stockholder do not, and the performance of this Voting Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which he or any of his properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of his affiliates or properties is or may be bound or affected.

        (b) The execution and delivery of this Voting Agreement and the Proxy by Stockholder do not, and the performance of this Voting Agreement and the Proxy by Stockholder will not, require any consent or approval of any Person.

    6.3  TITLE TO SECURITIES.  As of the date of this Voting Agreement:
(a) Stockholder holds of record (free and clear of any encumbrances or restrictions other than pursuant to standard margin agreements between Stockholder and any broker-dealer) the number of outstanding shares of Company Capital Stock set forth under the heading "Shares Held of Record" on the signature page hereof; (b) Stockholder holds (free and clear of any encumbrances or restrictions other than pursuant to standard margin agreements between Stockholder and any broker-dealer) the options, warrants and other rights to acquire shares of Company Capital Stock set forth under the heading "Options and Other Rights" on the signature page hereof; (c) Stockholder Owns the additional securities of the Company set forth under the heading "Additional Securities Beneficially Owned" on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof.

    6.4 ACCURACY OF REPRESENTATIONS. The representations and warranties contained in this Voting Agreement are accurate in all respects as of the date of this Voting Agreement, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

SECTION 7.  ADDITIONAL COVENANTS OF STOCKHOLDER

    7.1 FURTHER ASSURANCES. From time to time and without additional consideration, Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and take such further actions, as Parent may request for the purpose of carrying out and furthering the intent of this Voting Agreement.

    7.2 LEGEND. Immediately after the execution of this Voting Agreement (and from time to time upon the acquisition by Stockholder of Ownership of any shares of Company Capital Stock prior to the Expiration Date), Stockholder shall use commercially reasonable efforts to ensure that each certificate evidencing any outstanding shares of Company Capital Stock or other securities of the Company Owned by Stockholder bears a legend in the following form:

    THE SECURITY OR SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE TERMS AND PROVISIONS OF THE VOTING AGREEMENT DATED AS OF SEPTEMBER 7, 2000, BETWEEN THE HOLDER AND EXELIXIS, INC. AS IT MAY BE AMENDED, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER.

SECTION 8.  MISCELLANEOUS

    8.1 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties, covenants and agreements made by Stockholder in this Voting Agreement shall survive (i) the consummation of the Merger,
(ii) any termination of the Reorganization Agreement and (iii) the Expiration Date, except that Stockholder shall not be required to vote shares of Company Capital Stock pursuant to Section 3.1 hereof from and after the Expiration Date.

    8.2 EXPENSES. All costs and expenses incurred in connection with the transactions contemplated by this Voting Agreement shall be paid by the party incurring such costs and expenses.

    8.3 NOTICES. Any notice or other communication required or permitted to be delivered to either party under this Voting Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Stockholder:

        at the address set forth below Stockholder's signature on the signature page hereof

if to Parent or Merger Sub:            EXELIXIS, INC.
                                       170 Harbor Way
                                       South San Francisco, CA 94083
                                       Attn: Chief Financial Officer
                                       Facsimile: (650) 837-8300

                                       ATHENS ACQUISITION CORP.
                                       c/o Exelixis, Inc.
                                       170 Harbor Way
                                       South San Francisco, CA 94083
                                       Attn: Chief Financial Officer
                                       Facsimile: (650) 837-8300

                                       IN EACH CASE WITH A COPY TO:
                                       Cooley Godward LLP
                                       Five Palo Alto Square
                                       3000 El Camino Real
                                       Palo Alto, CA 94306
                                       Attn: Robert L. Jones and Suzanne Sawochka Hooper
                                       Facsimile: (650) 849-7400

    8.4 SEVERABILITY. If any provision of this Voting Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Voting Agreement. Each provision of this Voting Agreement is separable from every other provision of this Voting Agreement, and each part of each provision of this Voting Agreement is separable from every other part of such provision.

    8.5 ENTIRE AGREEMENT. This Voting Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Voting Agreement shall be binding upon either party unless made in writing and signed by both parties.

    8.6 ASSIGNMENT; BINDING EFFECT. Except as provided herein, neither this Voting Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Voting Agreement shall be binding upon Stockholder and his heirs, estate, executors, personal representatives, successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Voting Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature.

    8.7 SPECIFIC PERFORMANCE. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement or the Proxy was not performed in accordance with its specific terms or was otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Voting Agreement or in the Proxy, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.7, and Stockholder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

    8.8 NON-EXCLUSIVITY. The rights and remedies of Parent under this Voting Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Voting Agreement, and the obligations and liabilities of Stockholder under this Voting Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Voting Agreement shall limit any of Stockholder's obligations, or the rights or remedies of Parent, under any Affiliate Agreement between Parent and Stockholder; and nothing in any such Affiliate Agreement shall limit any of Stockholder's obligations, or any of the rights or remedies of Parent, under this Voting Agreement.

    8.9  GOVERNING LAW; VENUE.

        (a) This Voting Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

        (b) Any legal action or other legal proceeding relating to this Voting Agreement or the Proxy or the enforcement of any provision of this Voting Agreement or the Proxy may be brought or otherwise commenced in any state or federal court located in the State of California. Stockholder:

            (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of California (and each appellate court located in the State of California), in connection with any such legal proceeding;

            (ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him at the address set forth in Section 8.3 shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

            (iii) agrees that each state and federal court located in the State of California shall be deemed to be a convenient forum; and

            (iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of California, any claim that Stockholder is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Voting Agreement or the subject matter of this Voting Agreement may not be enforced in or by such court.

Nothing contained in this Section 8.9 shall be deemed to limit or otherwise affect the right of Parent to commence any legal proceeding or otherwise proceed against Stockholder in any other forum or jurisdiction.

        (c) STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS VOTING AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS VOTING AGREEMENT OR THE PROXY.

    8.10 COUNTERPARTS. This Voting Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

    8.11 CAPTIONS. The captions contained in this Voting Agreement are for convenience of reference only, shall not be deemed to be a part of this Voting Agreement and shall not be referred to in connection with the construction or interpretation of this Voting Agreement.

    8.12 ATTORNEYS' FEES. If any legal action or other legal proceeding relating to this Voting Agreement or the enforcement of any provision of this Voting Agreement is brought against Stockholder, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

    8.13 WAIVER. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Voting Agreement, or any power, right, privilege or remedy of Parent under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    8.14  CONSTRUCTION.

        (a) For purposes of this Voting Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

        (b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Voting Agreement.

        (c) As used in this Voting Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

        (d) Except as otherwise indicated, all references in this Voting Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Voting Agreement and Exhibits to this Voting Agreement.

    IN WITNESS WHEREOF, Parent and Stockholder have caused this Voting Agreement to be executed as of the date first written above.

                                                       EXELIXIS, INC.

                                                       By:
                                                       ---------------------------------------------
                                                       Name: George A. Scangos
                                                       Title:  President and Chief Executive Officer

                                                       STOCKHOLDER

                                                       ---------------------------------------------
                                                                        (SIGNATURE)

                                                       ---------------------------------------------
                                                                        (PRINT NAME)

                                                       Address:
                                                       ---------------------------------------------

                                                       ----------------------------------------------

                                                       ----------------------------------------------

                                                       Facsimile:
                                                       ---------------------------------------------

SHARES HELD OF RECORD          OPTIONS AND OTHER RIGHTS       ADDITIONAL SECURITIES
-----------------------------  -----------------------------  BENEFICIALLY OWNED
                                                              -----------------------------

                                   EXHIBIT A
                           FORM OF IRREVOCABLE PROXY

    The undersigned stockholder of AGRITOPE, INC., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes GEORGE SCANGOS, PH.D., GLEN Y. SATO and EXELIXIS, INC., a Delaware corporation ("Parent"), and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the outstanding shares of capital stock of the Company owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy and
(ii) any and all other shares of capital stock of the Company which the undersigned may acquire on or after the date hereof. (The shares of the capital stock of the Company referred to in clauses "(i)" and "(ii)" of the immediately preceding sentence are collectively referred to as the "Shares.") Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to any of the Shares.

    This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between Parent and the undersigned (the "Voting Agreement"), and is granted in consideration of Parent entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, Athens Acquisition Corp. and the Company (the "Reorganization Agreement").

    The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the valid termination of the Reorganization Agreement or the effective time of the merger contemplated thereby (the "Merger") at any meeting of the stockholders of the Company, however called, or in connection with any solicitation of written consents from stockholders of the Company:

        (i) in favor of the approval and adoption of the Reorganization Agreement and the approval of the Merger on the terms and conditions set forth therein, and in favor of each of the other actions contemplated by the Reorganization Agreement;

        (ii) against any action or agreement that to the actual knowledge of Stockholder would result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Reorganization Agreement; and

        (iii) against the following actions (other than the Merger and the transactions contemplated by the Reorganization Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any subsidiary of the Company;
(B) a sale, lease or transfer of a material amount of assets of the Company or any subsidiary of the Company or a reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; or (C) (1) any change in a majority of the board of directors of the Company; (2) any amendment of the Company's Certificate of Incorporation; (3) any other material change in the present capitalization of the Company or any amendment of the Company's corporate structure; or (4) any other action which to the actual knowledge of Stockholder is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to Parent of the Merger or any of the other transactions contemplated by the Reorganization Agreement or the Voting Agreement.

    The undersigned may vote the Shares on all other matters.

    This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Shares).

    If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then
(a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

    This proxy shall terminate upon the earlier of the valid termination of the Reorganization Agreement or the effective time of the Merger.

Dated: September 7, 2000.

                                                       STOCKHOLDER

                                                       ---------------------------------------------
                                                                        (SIGNATURE)

                                                       ---------------------------------------------
                                                                        (PRINT NAME)

                                                       NUMBER OF SHARES OF CAPITAL STOCK OF THE
                                                       COMPANY OWNED OF RECORD AS OF THE DATE OF THIS
                                                       PROXY:
                                                       ---------------------------------------------

                                                                         ANNEX C

[PRUDENTIAL LOGO]
                                                    PRUDENTIAL VECTOR HEALTHCARE
                                                    GROUP
                                                    PRUDENTIAL SECURITIES
                                                    INCORPORATED
                                                    1751 Lake Cook Road
                                                    Deerfield IL 60015
                                                    Tel 847 940-1970 Fax 847
                                                    940-0774

                                                         PERSONAL & CONFIDENTIAL


                                                    October 25, 2000


The Board of Directors
Agritope, Inc.
16160 SW Upper Boones Ferry Road
Portland, OR 97224-7744

Members of the Board of Directors:


    We understand that Agritope, Inc. (the "Company"), Exelixis, Inc. ("Parent") and Athens Acquisition Corp., a wholly-owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Merger and Reorganization, dated as of September 7, 2000 (the "Agreement"). Pursuant to the Agreement, Merger Sub shall merge with and into the Company and the Company shall be the surviving corporation (the "Merger"). In the Merger, each share of the Company's common stock, par value $.01 per share ("Company Common Stock"), together with any associated rights issuable under that certain Rights Agreement, dated November 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., and series A preferred stock, par value $.01 per share, outstanding immediately prior to the effective time of the Merger will be converted into the right to receive that fraction of a share of Parent common stock, par value $.001 per share ("Parent Common Stock"), equal to an "Exchange Ratio" as set forth in the Agreement (the "Merger Consideration").



    The Agreement provides that the Exchange Ratio shall be calculated by dividing $14.00 by the average of the closing sale price of a share of Parent Common Stock as reported on the Nasdaq National Market for the 20 trading days ending on, and including, the fifth trading day immediately preceding the closing date of the Merger (the "Parent Average Closing Price"); PROVIDED, HOWEVER, that (1) if the Parent Average Closing Price shall be less than or equal to $40.00, then the Exchange Ratio shall be equal to 0.35 and (2) if the Parent Average Closing Price shall be greater than or equal to $50.00, then the Exchange Ratio shall be equal to 0.28.


    You have requested our opinion as to the fairness from a financial point of view of the Merger Consideration to holders of Company Common Stock. In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and considered such financial and other factors as we deemed relevant under the circumstances, including:


    (i) the Agreement;



    (ii) certain publicly-available historical financial and operating data for the Company, including, but not limited to: (a) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999; (b) the Company's Quarterly Report on Form 10-Q for the quarter ended

June 30, 2000; and (c) the Company's Proxy Statement for the Annual Meeting of Stockholders held on February 29, 2000;


   (iii) certain internal financial statements and other financial and operating data concerning the Company, including financial forecasts for future fiscal years, prepared by the management of the Company;

    (iv) historical stock prices and trading volumes for Company Common Stock;

    (v) certain publicly available historical financial and operating data for Parent, including, but not limited to: (a) Parent's Amended Registration Statement on Form S-1 filed on April 7, 2000; (b) Parent's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000; and (c) Parent's Proxy Statement for the Annual Meeting of Stockholders held on July 25, 2000;

    (vi) historical stock prices and trading volumes for Parent Common Stock;

   (vii) certain internal financial statements and other financial and operating data concerning Parent, including financial forecasts for future fiscal years, prepared by the management of Parent;

  (viii) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed reasonably similar to that of the Company and Parent;

    (ix) the financial terms of certain recent merger or acquisition transactions we deemed relevant to our inquiry; and

    (x) such other financial studies, analyses and investigations that we deemed appropriate.


    We have assumed, with your consent, that the Merger will be consummated on the terms described in the Agreement without any waiver of any material terms or conditions.


    We have met with senior management of the Company to discuss: (i) the prospects for their respective businesses; (ii) the financial impact of the Merger on the respective companies; and (iii) such other matters that we deemed relevant.

    In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information that is publicly available or was provided to us by the Company and Parent and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or Parent. Further, we have not been provided with any such valuation or appraisal. With respect to certain financial forecasts provided to us by the Company and by Parent, we have assumed that such information represents each respective management's best currently available estimate as to the future financial performance of the Company and Parent, respectively, and that the Company and Parent will perform in accordance with such financial forecasts within the time frames indicated. Our opinion is predicated on the Merger qualifying as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended.

    In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company.


    We note that if the closing date of the Merger occurred on the date hereof, the Parent Average Closing Price would be less than $40.00 (the "Minimum Parent Average Closing Price") and, consequently, the Exchange Ratio would be fixed at
0.35. In addition, we note that there will be no adjustment to the Exchange Ratio if the actual Parent Average Closing Price at the closing date of the Merger is less than or equal to the Minimum Parent Average Closing Price. This opinion does not in any manner address the prices at which the Parent Common Stock will trade prior to or following the consummation of the Merger. Our opinion is necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.



    Our opinion does not address nor should it be construed to address the relative merits of the Merger or alternative business strategies that may be available to the Company.


    As you know, we have been retained by the Company to render this opinion and provide other financial advisory services in connection with the Merger and will receive an advisory fee for such services, a substantial part of which is contingent upon the consummation of the Merger. In the past, we have provided financial advisory services to the Company and have received fees for such services. In the ordinary course of business, we may actively trade the shares of Company Common Stock and Parent Common Stock for our own account and for the accounts of customers and, accordingly, we may at any time hold a long or short position in such securities.

    This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not constitute a recommendation to the stockholders of the Company as to how such stockholders should vote (or agree to vote) or as to any other action such stockholders should take regarding the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner, without our prior written consent; except that the Company may include this opinion in its entirety in any proxy statement or information statement relating to the Merger sent to the Company's stockholders.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

                                          Very truly yours,

                                          PRUDENTIAL SECURITIES INCORPORATED

                                          /s/ Prudential Securities Incorporated

                                                                         ANNEX D

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

    262 APPRAISAL RIGHTS

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251 (other than a merger effected pursuant to Section 251(g) of this title), Section252, Section254, Section257, Section258, Section263 or Section264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of SUCH STOCKHOLDER'S shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of SUCH STOCKHOLDER'S shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of SUCH STOCKHOLDER'S shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section228 or Section253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw SUCH STOCKHOLDER'S demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after SUCH STOCKHOLDER'S written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted SUCH STOCKHOLDER'S certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that SUCH STOCKHOLDER is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of SUCH STOCKHOLDER'S demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As permitted by Delaware law, Exelixis' amended and restated certificate of incorporation provides that no director of Exelixis will be personally liable to Exelixis or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

    - for any breach of duty of loyalty to Exelixis or to its stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or

    - for any transaction from which the director derived an improper personal benefit.

    Exelixis' amended and restated certificate of incorporation further provides that Exelixis must indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Delaware law. Exelixis believes that indemnification under its amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

    Exelixis has entered into indemnification agreements with each of its directors and certain officers. These agreements, among other things, require Exelixis to indemnify each director and officer for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Exelixis, arising out of the person's services as a director or officer to Exelixis, any subsidiary of Exelixis or to any other company or enterprise for which the person provides services at Exelixis' request.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

        EXHIBIT
        NUMBER                                    DESCRIPTION
-----------------------   ------------------------------------------------------------
 2.1                      Agreement and Plan of Merger and Reorganization dated as of
                            September 7, 2000, among Exelixis, Inc., Athens
                            Acquisition Corp. and Agritope, Inc. (included as Annex A
                            to the prospectus/proxy statement).
 2.2                      Form of Voting Agreement between Exelixis, Inc. and certain stockholders of Agritope, Inc. (included as Annex B to the prospectus/proxy statement).
 3.1                      Amended and Restated Certificate of Incorporation of
                            Exelixis. (Filed with Exelixis' Registration Statement on
                            Form S-1, as amended (No. 333-96335), declared effective
                            by the Securities and Exchange Commission on April 10,
                            2000 ("Exelixis' Form S-1 Registration Statement"), and
                            incorporated herein by reference.)
 3.2                      Restated Bylaws of Exelixis. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)
 4.1                      Specimen Common Stock Certificate. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
 4.2                      Fourth Amended and Restated Registration Rights Agreement,
                            dated February 26, 1999 among Exelixis and Certain
                            Stockholders of Exelixis. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)

        EXHIBIT
        NUMBER                                    DESCRIPTION
-----------------------   ------------------------------------------------------------
 4.3*                     Warrant, dated January 27, 1995, to Purchase 53,571 shares of Common Stock in favor of Creative BioMolecules, Inc.
 4.4                      Warrant, dated May 20, 1999, to Purchase 101,250 shares of
                            Common Stock in favor of Slough Estates USA, Inc. (Filed
                            with Exelixis' Form S-1 Registration Statement and
                            incorporated herein by reference.)
 4.5*                     Warrant, dated February 26, 2000, to Purchase 4,500 shares of Common Stock in favor of Bristow Investments, L.P.
 4.6*                     Warrant, dated February 26, 2000, to Purchase 1,125 shares of Common Stock in favor of Laurence and Magdalena Shushan
                            Family Trust.
 4.7                      Warrant, dated April 1, 2000 to Purchase 70,875 shares of
                            Common Stock in favor of Slough Estates USA, Inc. (Filed
                            with Exelixis' Quarterly Report on Form 10-Q, for the
                            quarter ended March 31, 2000 ("Exelixis' Form 10-Q"), and
                            incorporated herein by reference.)
 4.8                      Warrant, dated April 1, 2000 to Purchase 6,300 shares of
                            Common Stock in favor of Bristow Investments, L.P. (Filed
                            with Exelixis' Form 10-Q and incorporated herein by
                            reference.)
 4.9                      Warrant, dated April 1, 2000 to Purchase 1,575 shares of
                            Common Stock in favor of Laurence and Magdalena Shushan
                            Family Trust. (Filed with Exelixis' Form 10-Q and
                            incorporated herein by reference.)
 4.10*                    Warrant, dated May 19, 2000 to Purchase 71,428 shares of
                            Common Stock in favor of MM Ventures.
 5.1                      Opinion of Cooley Godward LLP.
 8.1                      Tax Opinion of Cooley Godward LLP.
 8.2                      Tax Opinion of Tonkon Torp LLP.
10.1                      Form of Indemnity Agreement. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)
10.2                      1994 Employee, Director and Consultant Stock Plan. (Filed
                            with Exelixis' Form S-1 Registration Statement and
                            incorporated herein by reference.)
10.3                      1997 Equity Incentive Plan. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)
10.4                      2000 Equity Incentive Plan. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)
10.5                      2000 Non-Employee Directors' Stock Option Plan. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.6                      2000 Employee Stock Purchase Plan. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.7+                     Collaboration Agreement, dated December 16, 1999, between
                            Exelixis, Bayer Corporation and Genoptera LLC. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.8+                     Operating Agreement, dated December 15, 1999, between
                            Exelixis, Bayer Corporation and Genoptera LLC. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.9                      Cooperation Agreement, dated September 15, 1998, between
                            Exelixis and Artemis Pharmaceuticals GmbH. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.10                     Sublease Agreement, dated June 1, 1997, between Arris
                            Pharmaceutical Corporation and Exelixis. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)

        EXHIBIT
        NUMBER                                    DESCRIPTION
-----------------------   ------------------------------------------------------------
10.11                     Lease, dated May 12, 1999, between Exelixis and Britannia
                            Pointe Grand Limited Partnership. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.12                     First Amendment to Lease, dated March 29, 2000, between
                            Exelixis and Britannia Pointe Grand Limited Partnership.
                            (Filed with Exelixis' Form 10-Q and incorporated herein by reference.)
10.13                     Master Services Agreement, dated November 15, 1999, between
                            Exelixis and Artemis Pharmaceuticals GmbH. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.14+                    Research Collaboration and Technological Transfer Agreement,
                            dated September 14, 1999, between Exelixis and
                            Bristol-Myers Squibb. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)
10.15+                    Corporate Collaboration Agreement, dated February 26, 1999, between Exelixis and Pharmacia. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.16+                    Amendment to Corporate Collaboration Agreement, dated
                            October, 1999, between Exelixis and Pharmacia. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.17++                   Mechanism of Action Collaboration Agreement, dated July 11,
                            2000 between Exelixis and Dow AgroSciences LLC. (Filed
                            with Exelixis' Quarterly Report on Form 10-Q, for the
                            quarter ended June 30, 2000, and incorporated herein by
                            reference.)
10.18                     Asset Purchase Agreement, dated July 11, 1999, between
                            Exelixis and MetaXen/Xenova. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.19                     Employment Agreement, dated September 13, 1996, between
                            Exelixis and George Scangos, Ph.D. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.20                     Employment Agreement, dated April 14, 1997, between Exelixis and Geoffrey Duyk, M.D., Ph.D. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.21                     Employment Agreement, dated October 19, 1999, between
                            Exelixis and Glen Y. Sato, Chief Financial Officer and
                            Vice President of Legal Affairs. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein
                            by reference.)
10.22*                    Employment Agreement, dated October 9, 2000, between
                            Exelixis and Matthew G. Kramer, Vice President,
                            Agricultural Product Development and General Manager,
                            Exelixis Plant Sciences.
10.23*                    Employment Agreement, dated October 9, 2000, between
                            Exelixis and D. Ry Wagner, Senior Vice President, Plant
                            Genetics and Biotechnology.
23.1                      Consent of Independent Accountants (Exelixis).
23.2                      Consent of Independent Accountants (MetaXen).
23.3                      Consent of Independent Accountants (Agritope).
23.4                      Consent of Independent Accountants (Agritope).
23.5                      Consent of Cooley Godward LLP (included in Exhibit 5.1).
23.6                      Consent of Cooley Godward LLP (included in Exhibit 8.1).
23.7                      Consent of Tonkon Torp LLP (included in Exhibit 8.2).
23.8                      Consent of Prudential Securities Incorporated (Agritope).

        EXHIBIT
        NUMBER                                    DESCRIPTION
-----------------------   ------------------------------------------------------------
24.1*                     Power of Attorney.
99.1                      Form of Agritope Proxy.
99.2                      Opinion of Prudential Securities Incorporated, dated
                            September 7, 2000.


------------------------


*   Previously filed.


+   Confidential treatment granted for certain portions of this exhibit.

++  Confidential treatment requested for certain portions of this exhibit.

(b) FINANCIAL STATEMENT SCHEDULES

    No schedules are included in the foregoing financial statements because the required information is inapplicable or is presented in the financial statements or related notes thereto.

ITEM 22. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) to include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (4) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

    (5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

    (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequently to the effective date of the registration statement through the date of responding to the request; and

    (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in South San Francisco, California, on the 30th day of October, 2000.


                                                       EXELIXIS, INC.

                                                       By:            /s/ GEORGE A. SCANGOS
                                                            -----------------------------------------
                                                                     George A. Scangos, Ph.D.
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on the dates indicated.



                      SIGNATURE                        TITLE                                DATE
                      ---------                        -----                                ----
                                                       President, Chief Executive
                /s/ GEORGE A. SCANGOS                    Officer and Director
     -------------------------------------------         (principal executive         October 30, 2000
              George A. Scangos, Ph.D.                   officer)

                  /s/ GLEN Y. SATO                     Chief Financial Officer
     -------------------------------------------         (principal financial and     October 30, 2000
                    Glen Y. Sato                         accounting officer)

                          *
     -------------------------------------------       Chairman of the Board of       October 30, 2000
             Stelios Papadopoulos, Ph.D.                 Directors

                          *
     -------------------------------------------       Director                       October 30, 2000
                Charles Cohen, Ph.D.

                          *
     -------------------------------------------       Director                       October 30, 2000
                 Jurgen Drews, M.D.

                          *
     -------------------------------------------       Director                       October 30, 2000
             Geoffrey Duyk, M.D., Ph.D.

                          *
     -------------------------------------------       Director                       October 30, 2000
              Jason S. Fisherman, M.D.

                      SIGNATURE                        TITLE                                DATE
                      ---------                        -----                                ----
                          *
     -------------------------------------------       Director                       October 30, 2000
             Jean-Francois Formela, M.D.

                          *
     -------------------------------------------       Director                       October 30, 2000
               Edmund Olivier de Vezin

                          *
     -------------------------------------------       Director                       October 30, 2000
                Lance Willsey, M. D.

                          *
     -------------------------------------------       Director                       October 30, 2000
                Peter Stadler, Ph.D.



*By:                    /s/ GLEN Y. SATO
             --------------------------------------
                          Glen Y. Sato
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


        EXHIBIT
        NUMBER                                    DESCRIPTION
-----------------------   ------------------------------------------------------------
 2.1                      Agreement and Plan of Merger and Reorganization dated as of
                            September 7, 2000, among Exelixis, Inc., Athens
                            Acquisition Corp. and Agritope, Inc. (included as Annex A
                            to the prospectus/proxy statement).
 2.2                      Form of Voting Agreement between Exelixis, Inc. and certain stockholders of Agritope, Inc. (included as Annex B to the prospectus/proxy statement).
 3.1                      Amended and Restated Certificate of Incorporation of
                            Exelixis. (Filed with Exelixis' Registration Statement on
                            Form S-1, as amended, (No. 333-96335), declared effective
                            by the Securities and Exchange Commission on April 10,
                            2000 ("Exelixis' Form S-1 Registration Statement"), and
                            incorporated herein by reference.)
 3.2                      Restated Bylaws of Exelixis. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)
 4.1                      Specimen Common Stock Certificate. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
 4.2                      Fourth Amended and Restated Registration Rights Agreement,
                            dated February 26, 1999 among Exelixis and Certain
                            Stockholders of Exelixis. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)
 4.3*                     Warrant, dated January 27, 1995, to Purchase 53,571 shares of Common Stock in favor of Creative BioMolecules, Inc.
 4.4                      Warrant, dated May 20, 1999, to Purchase 101,250 shares of
                            Common Stock in favor of Slough Estates USA, Inc. (Filed
                            with Exelixis' Form S-1 Registration Statement and
                            incorporated herein by reference.)
 4.5*                     Warrant, dated February 26, 2000, to Purchase 4,500 shares of Common Stock in favor of Bristow Investments, L.P.
 4.6*                     Warrant, dated February 26, 2000, to Purchase 1,125 shares of Common Stock in favor of Laurence and Magdalena Shushan
                            Family Trust.
 4.7                      Warrant, dated April 1, 2000 to Purchase 70,875 shares of
                            Common Stock in favor of Slough Estates USA, Inc. (Filed
                            with Exelixis' Quarterly Report on Form 10-Q, for the
                            quarter ended March 31, 2000 ("Exelixis' Form 10-Q"), and
                            incorporated herein by reference.)
 4.8                      Warrant, dated April 1, 2000 to Purchase 6,300 shares of
                            Common Stock in favor of Bristow Investments, L.P. (Filed
                            with Exelixis' Form 10-Q and incorporated herein by
                            reference.)
 4.9                      Warrant, dated April 1, 2000 to Purchase 1,575 shares of
                            Common Stock in favor of Laurence and Magdalena Shushan
                            Family Trust. (Filed with Exelixis' Form 10-Q and
                            incorporated herein by reference.)
 4.10*                    Warrant, dated May 19, 2000 to Purchase 71,428 shares of
                            Common Stock in favor of MM Ventures.
 5.1                      Opinion of Cooley Godward LLP.
 8.1                      Tax Opinion of Cooley Godward LLP.
 8.2                      Tax Opinion of Tonkon Torp LLP.
10.1                      Form of Indemnity Agreement. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)
10.2                      1994 Employee, Director and Consultant Stock Plan. (Filed
                            with Exelixis' Form S-1 Registration Statement and
                            incorporated herein by reference.)
10.3                      1997 Equity Incentive Plan. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)
10.4                      2000 Equity Incentive Plan. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)

        EXHIBIT
        NUMBER                                    DESCRIPTION
-----------------------   ------------------------------------------------------------
10.5                      2000 Non-Employee Directors' Stock Option Plan. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.6                      2000 Employee Stock Purchase Plan. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.7+                     Collaboration Agreement, dated December 16, 1999, between
                            Exelixis, Bayer Corporation and Genoptera LLC. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.8+                     Operating Agreement, dated December 15, 1999, between
                            Exelixis, Bayer Corporation and Genoptera LLC. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.9                      Cooperation Agreement, dated September 15, 1998, between
                            Exelixis and Artemis Pharmaceuticals GmbH. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.10                     Sublease Agreement, dated June 1, 1997, between Arris
                            Pharmaceutical Corporation and Exelixis. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.11                     Lease, dated May 12, 1999, between Exelixis and Britannia
                            Pointe Grand Limited Partnership. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.12                     First Amendment to Lease, dated March 29, 2000, between
                            Exelixis and Britannia Pointe Grand Limited Partnership.
                            (Filed with Exelixis' Form 10-Q and incorporated herein by reference.)
10.13                     Master Services Agreement, dated November 15, 1999, between
                            Exelixis and Artemis Pharmaceuticals GmbH. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.14+                    Research Collaboration and Technological Transfer Agreement,
                            dated September 14, 1999, between Exelixis and
                            Bristol-Myers Squibb. (Filed with Exelixis' Form S-1
                            Registration Statement and incorporated herein by
                            reference.)
10.15+                    Corporate Collaboration Agreement, dated February 26, 1999, between Exelixis and Pharmacia. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.16+                    Amendment to Corporate Collaboration Agreement, dated
                            October, 1999, between Exelixis and Pharmacia. (Filed with
                            Exelixis' Form S-1 Registration Statement and incorporated herein by reference.)
10.17++                   Mechanism of Action Collaboration Agreement, dated July 11,
                            2000 between Exelixis and Dow AgroSciences LLC. (Filed
                            with Exelixis' Quarterly Report on Form 10-Q, for the
                            quarter ended June 30, 2000, and incorporated herein by
                            reference.)
10.18                     Asset Purchase Agreement, dated July 11, 1999, between
                            Exelixis and MetaXen/Xenova. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.19                     Employment Agreement, dated September 13, 1996, between
                            Exelixis and George Scangos, Ph.D. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.20                     Employment Agreement, dated April 14, 1997, between Exelixis and Geoffrey Duyk, M.D., Ph.D. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein by reference.)
10.21                     Employment Agreement, dated October 19, 1999, between
                            Exelixis and Glen Y. Sato, Chief Financial Officer and
                            Vice President of Legal Affairs. (Filed with Exelixis'
                            Form S-1 Registration Statement and incorporated herein
                            by reference.)

        EXHIBIT
        NUMBER                                    DESCRIPTION
-----------------------   ------------------------------------------------------------
10.22*                    Employment Agreement, dated October 9, 2000, between
                            Exelixis and Matthew G. Kramer, Vice President,
                            Agricultural Product Development and General Manager,
                            Exelixis Plant Sciences.
10.23*                    Employment Agreement, dated October 9, 2000, between
                            Exelixis and D. Ry Wagner, Senior Vice President, Plant
                            Genetics and Biotechnology.
23.1                      Consent of Independent Accountants (Exelixis).
23.2                      Consent of Independent Accountants (MetaXen).
23.3                      Consent of Independent Accountants (Agritope).
23.4                      Consent of Independent Accountants (Agritope).
23.5                      Consent of Cooley Godward LLP (included in Exhibit 5.1).
23.6                      Consent of Cooley Godward LLP (included in Exhibit 8.1).
23.7                      Consent of Tonkon Torp LLP (included in Exhibit 8.2).
23.8                      Consent of Prudential Securities Incorporated (Agritope).
24.1*                     Power of Attorney.
99.1                      Form of Agritope Proxy.
99.2                      Opinion of Prudential Securities Incorporated, dated
                            September 7, 2000.


------------------------


*   Previously filed.


+   Confidential treatment granted for certain portions of this exhibit.

++  Confidential treatment requested for certain portions of this exhibit.